KERYX BIOPHARMACEUTICALS, INC.
2006 Annual Report

Keryx Biopharmaceuticals, Inc. Mission Statement:

To create sustainable, long-term shareholder value by acquiring, developing and commercializing medically important and novel treatments for life-threatening diseases, including diabetes and cancer.

Key Highlights:

- Completed enrollment into global pivotal phase 3 clinical trial of Sulonex™ for the treatment of diabetic nephropathy in patients with microalbuminuria
- In-licensed KRX-0601 (7-hydroxystaurosporine) from Kyowa Hakko Kogyo Co., Ltd., a novel multi-kinase inhibitor in phase 2 clinical development for the treatment of cancer which, in pre-clinical models, has demonstrated a synergistic effect with agents inhibiting multiple kinases including KRX-0401 (perifosine). The Company believes that this agent targets some of the most interesting pathways involved in the propagation and survival of cancer cells, including Chk-1 and PDK1 and complements our ongoing program with KRX-0401 (perifosine)
- Presented positive final data from phase 2 randomized study of Zerenex™ for the treatment of end-stage renal disease in patients with elevated phosphate levels (hyperphosphatemia) at the annual meeting of the American Society of Nephrology in November 2006
- Announced positive interim phase 2 data illustrating the preliminary safety and efficacy of KRX-0401 in patients with relapsed/refractory multiple myeloma, advanced renal cell carcinoma and advanced gastrointestinal stromal tumors
- Raised $83mm in net proceeds from a registered direct offering of common stock to two prominent biotechnology investors in March 2006

Dear Shareholders:

2006 was another exciting and productive year for the Company. Unbelievably, it's been four years since I joined the Company back in late December of 2002, and, as many of you know, Keryx today is a dramatically different company then the one I was asked to lead those four short years ago. It's amazing to think that at the time, no patient in the United States had ever been treated with Sulonex™ (then referred to as Sulodexide or KRX-101) and the Company was still headquartered overseas in Jerusalem. Since then, we've:

- Relocated Company headquarters to New York City
- Reconstituted the Board of Directors with newly recruited executives from industry, government, and public accounting and assembled a talented and hard-working management team and workforce; such that today only 1 board member and only 2 employees remain from the original Keryx
- Forged a key relationship with the Collaborative Study Group, arguably the most important clinical trials group in the area of diabetic kidney disease, headed up by Dr. Edmund J. Lewis of Rush-Presbyterian - St. Luke's Medical Center
- Completed the randomized, double-blind placebo controlled Collaborative Study Group pilot phase 2 study of Sulonex™ with 149 patients and reported data from that study at the annual meeting of the American Society of Nephrology in late 2005. Data from this study confirmed activity seen in prior European studies of Sulonex™ as a treatment for Diabetic Nephropathy
- Successfully obtained a Special Protocol Assessment (SPA) with the FDA for our pivotal phase 3 and phase 4 Sulonex™ clinical registration program
- Announced the completion of enrollment into our over 1,000 patient phase 3 study with data hopefully available later this year or early next year. (We have also made very nice progress with enrollment into our over 2,000 patient Phase 4 study)
- Recruited over 750 patients into studies for our oncology compounds
- Demonstrated preliminary activity of KRX-0401 (perifosine) in patients with sarcoma, renal cell carcinoma and multiple myeloma
- Bolstered our product pipeline through the addition of 4 clinical stage compounds and 2 pre-clinical stage compounds
- Recapitalized the Company to the strongest cash position in its history, through the raising over $150MM in equity financing while avoiding debt
- Converted shareholder base from mostly retail investors to major institutional investors, including well-regarded mutual and pension funds

It is also gratifying to note that - as evidenced by the significant stock price appreciation from $1.30 back in December 2002 - you have recognized the value we have created as a result of the above-mentioned efforts. That said, we do realize that some of our shareholders have invested at higher prices than are currently prevailing in the market today and we can only assure you that we are not coasting on earlier momentum; rather we are working tirelessly to leverage that momentum to continue to build sustainable long-term value.

For 2006 we continued to uphold our commitment to the growth of the Company and the timely execution of the key components of our business plan through the clinical advancement of our lead drug candidates, in-licensing of exciting clinical stage compounds, and opportunistically fortifying our cash position. I believe that these productive efforts, with highlights summarized below, reaffirm our position as an emerging biopharmaceutical company contributing to important medical advances:

SULONEX™: PHASE 3 ENROLLMENT COMPLETE WITH >1000 PATIENTS; PHASE 4 ENROLLMENT CONTINUES

Throughout 2006 we aggressively recruited patients into both our pivotal phase 3 and phase 4 clinical trials for Sulonex™, our lead compound under development for the treatment of Diabetic Nephropathy, culminating in our recent announcement that we had completed enrollment into the phase 3 clinical trial. Furthermore, with respect to both the phase 3 and phase 4 clinical trials, the Independent Data Safety Monitoring Committee (DSMC) responsible for monitoring both studies has met on two separate occasions since we began the studies in the middle of 2005 and on both occasions did not raise any safety concerns regarding Sulonex™ or the trials. We continue to owe a debt of gratitude to the Collaborative Study Group for their invaluable dedication and guidance in the development of Sulonex™.

ZERENEX™: EXPANSION OF RENAL FRANCHISE THROUGH IN-LICENSING OF NOVEL, IRON BASED PHOSPHATE BINDER IN PHASE 2 CLINICAL DEVELOPMENT

In February 2006, the Company further demonstrated its commitment to patients with kidney disease with the in-licensing of a novel, iron-based phosphate binder, now known as Zerenex™, which is in phase 2 clinical development for the treatment of hyperphosphatemia (elevated phosphate levels) in patients with end-stage renal disease (ESRD). During the fourth quarter, we presented the full details from the phase 2 dose escalation study in an oral presentation at the annual meeting of American Society of Nephrology. Following productive conversations with the leadership of the Collaborative Study Group as well as the FDA, we plan to commence an additional phase 2, short-term exposure study (28-days) to evaluate the safety of higher doses of Zerenex™. Following the high-dose exposure study, we anticipate initiating the phase 3 pivotal program. We remain enthusiastic about the potential of Zerenex™ and believe that Zerenex™ may offer important advantages, including a potentially more convenient alternative formulation, over currently marketed phosphate binders that are used by the more than 325,000 ESRD patients undergoing dialysis.

KRX-0401 (PERIFOSINE): PROGRESS IN MULTIPLE MYELOMA, SARCOMA, AND RENAL CELL CARCINOMA

2006 was also very exciting for us with respect to the continued development of KRX-0401 through our corporate sponsored clinical program. In the first quarter we announced the initiation of a multi-center phase 2 study of KRX-0401 for the treatment of relapsed/refractory multiple myeloma and in the fourth quarter, at the American Society of Hematology meeting, we announced positive interim phase 2 data from this study. Additionally, during 2006 at other important oncology meetings, phase 2 data were presented which illustrated the potential benefit of KRX-0401 in patients with both advanced renal cell carcinoma and advanced gastrointestinal stromal tumors (GIST). Our corporate sponsored clinical program remains broad in scope and we are grateful for the support of top institutions and advocacy groups as we continue to advance this compound through late stage clinical development.

KRX-0601 (7-HYDROXYSTAUROSPORINE): EXPANSION OF ONCOLOGY PIPELINE THROUGH IN-LICENSING OF PHASE 2 MULTI-KINASE INHIBITOR COMPLEMENTARY TO KRX-0401

In the third quarter, the Company announced that we had in-licensed KRX-0601 (7-hydroxystaurosporine) from Kyowa Hakko Kogyo Co., Ltd. KRX-0601 is an anticancer drug that belongs to the family of drugs called staurosporine analogs, which have demonstrated an ability to inhibit multiple kinases involved in cell-cycle progression and apoptosis, including Chk-1 and PDK1. In pre-clinical models, KRX-0601, which is currently in phase 2 clinical development, has demonstrated a synergistic effect with agents inhibiting the PI3K pathway, including KRX-0401. The Company believes that this agent targets some of the most interesting pathways involved in the propagation and survival of cancer cells and well complements our ongoing program with KRX- 0401.

STRONG CASH POSITION

On the financial front, our cash position remains strong, and was opportunistically fortified in March 2006 by two prominent institutional investors who together invested $83mm in the Company's common stock. I am pleased to report that the Company has the financial resources to fund our ongoing clinical programs, begin building a commercial infrastructure and to bolster our clinical stage product pipeline through opportunistic in-licensing and acquisitions.

LOOKING FORWARD

Finally, on behalf of the Company and its Board of Directors, I would like to take this opportunity to sincerely thank our loyal shareholders for their continued confidence in the Company. With 2007 upon us, we look forward to an exciting year during which we plan to advance our product candidates toward our ultimate goal of bringing these novel and innovative treatments to patients with kidney disease and cancer. We look forward to your ongoing support as we continue to set the bar high and deliver on our promises in the hopes of exceeding your expectations.

MICHAEL S. WEISS
Chairman & Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________.

Commission File Number 000-30929

KERYX BIOPHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**13-4087132**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
750 Lexington Avenue New York, New York	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 531-5965

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, Par Value $0.001 Per Share

(Title of Class)

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. £

Indicate by check mark whether the registrant is a large accelerated filed, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act). (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

The aggregate market value of voting common stock held by non-affiliates of the registrant (assuming, for purposes of this calculation, without conceding, that all executive officers and directors are "affiliates") was $557,961,054 as of June 30, 2006, based on the closing sale price of such stock as reported on the Nasdaq Global Market.

There were 43,518,008 shares of the registrant's common stock outstanding as of March 8, 2007.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2007 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

KERYX BIOPHARMACEUTICALS, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report, including matters discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words "anticipate," "believe," "estimate," "may," "expect" and similar expressions are generally intended to identify forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report, as well as other factors which may be identified from time to time in our other filings with the Securities and Exchange Commission, or the SEC, or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Such forward-looking statements include, but are not limited to, statements about our:

- expectations for increases or decreases in expenses;
- expectations for the development, manufacturing, regulatory approval, and commercialization of Sulonex™, Zerenex™, KRX-0401, and our additional product candidates or any other products we may acquire or in-license;
- expectations for incurring capital expenditures to expand our research and development and manufacturing capabilities;
- expectations for generating revenue or becoming profitable on a sustained basis;
- expectations or ability to enter into marketing and other partnership agreements;
- expectations or ability to enter into product acquisition and in-licensing transactions;
- expectations or ability to build our own commercial infrastructure to manufacture, market and sell our drug candidates;
- estimates of the sufficiency of our existing cash and cash equivalents and investments to finance our business strategy;
- expected losses; and
- expectations for future capital requirements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

We qualify all of our forward-looking statements by these cautionary statements. In addition, with respect to all of our forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

PART I

Unless the context requires otherwise, references in this report to "Keryx," "we," "us" and "our" refer to Keryx Biopharmaceuticals, Inc., our predecessor company and our respective subsidiaries.

ITEM 1. BUSINESS.

OVERVIEW

We are a biopharmaceutical company focused on the acquisition, development and commercialization of medically important, novel pharmaceutical products for the treatment of life-threatening diseases, including diabetes and cancer. Our lead compound under development is Sulonex™ (sulodexide), which we previously referred to as KRX-101, a first-in-class, oral heparinoid compound for the treatment of diabetic nephropathy, a life-threatening kidney disease caused by diabetes. Sulonex is in a pivotal Phase III and Phase IV clinical program under a Special Protocol Assessment, or SPA, with the Food & Drug Administration, or FDA. Additionally, we are developing Zerenex™, an oral, inorganic, iron-based compound that has the capacity to bind to phosphorous and form non-absorbable complexes. Zerenex is currently in Phase II clinical development for the treatment of hyperphosphatemia (elevated phosphate levels) in patients with end-stage renal disease, or ESRD. We are also developing clinical-stage oncology compounds, including KRX-0401, a novel, first-in-class, oral anti-cancer agent that modulates Akt, a protein in the body associated with tumor survival and growth, and a number of other key signal transduction pathways, including the JNK and MAPK pathways, which are pathways associated with programmed cell death, cell growth, cell differentiation and cell survival. KRX-0401 is currently in Phase II clinical development for multiple tumor types. We also have an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. To date, we have not received approval for the sale of any of our drug candidates in any market and, therefore, have not generated any revenues from our drug candidates.

The table below summarizes the status of our product pipeline. Each of these drugs is discussed more fully under the heading "Products Under Development."

Product candidate	Target indication	Development status
Endocrine/Renal		
Sulonex™	Diabetic nephropathy	Phase III & Phase IV
Zerenex™	Hyperphosphatemia in patients with end-stage renal disease	Phase II
Oncology		
KRX-0401	Multiple forms of cancer	Phase II
KRX-0402	Brain cancer	Phase II
KRX-0601	Multiple forms of cancer	Phase II
KRX-0404	Multiple forms of cancer	Pre-clinical
Neurology		
KRX-0501	Neurological disorders	Pre-clinical

OUR STRATEGY

Our mission is to create long-term shareholder value by acquiring, developing and commercializing medically important, novel pharmaceutical products for the treatment of life-threatening diseases, including diabetes and cancer. Our strategy to achieve this mission is to:

- seek to acquire medically important, novel drug candidates in late pre-clinical or early clinical development;
- utilize our clinical development capabilities to manage and drive our drug candidates through the clinical development process to approval; and
- commercialize our drug candidates, either alone or in partnership, which we believe is important to provide maximal shareholder value.

Under our strategy, we currently plan over the next twelve months to:

- continue our pivotal Phase III and Phase IV program for Sulonex;
- begin to establish the commercial infrastructure required to manufacture, market and sell our drug candidates following approval, if any, by the FDA;
- continue to build our clinical development and regulatory capabilities and conduct additional pre-clinical, toxicology and clinical trials for our portfolio products, including Zerenex, KRX-0401, KRX-0402 and KRX-0601; and
- seek to in-license or acquire additional compounds.

CORPORATE INFORMATION

We were incorporated in Delaware in October 1998. We commenced operations in November 1999, following our acquisition of substantially all of the assets and certain of the liabilities of Partec Ltd., our predecessor company that began its operations in January 1997. Our executive offices are located at 750 Lexington Avenue, New York, New York 10022. Our telephone number is 212-531-5965, and our e-mail address is info@keryx.com.

We maintain a website with the address www.keryx.com. We make available free of charge through our Internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. We are not including the information on our website as a part of, nor incorporating it by reference into, this report.

PRODUCTS UNDER DEVELOPMENT

Endocrine/Renal

Sulonex™

Overview

Our lead compound under development is Sulonex (sulodexide), which we previously referred to as KRX-101. We own the exclusive rights to use Sulonex for the treatment of diabetic nephropathy in North America, Japan and certain other markets outside of Europe. Diabetic nephropathy is a long-term complication of diabetes in which the kidneys are progressively damaged. Sulonex is a glycosaminoglycan compound with structural similarities to the broad family of marketed heparins and low molecular weight heparins. This drug has been marketed in a number of European, Asian and South American countries for many years by our licensor for certain cardiovascular conditions and has an established safety profile at the doses used for such indications. Additionally, it has been demonstrated in multiple clinical trials conducted in Europe and the U.S., including two randomized, double-blind, placebo-controlled Phase II studies, that Sulonex can reduce urinary protein excretion in patients with diabetic nephropathy. Sulonex is in a pivotal Phase III and Phase IV clinical program under an SPA with the FDA. These trials are being conducted by the Collaborative Study Group, or the CSG, the world's largest standing renal clinical trials group.

We plan to develop Sulonex in the United States, and possibly other countries where we have exclusive rights under our license, for the treatment of diabetic nephropathy and potentially for other indications.

Market Opportunity

According to the American Diabetes Association, or the ADA, there are 20.8 million people in the United States (approximately 7% of the population) who have diabetes. Of this population, approximately 14.6 million have been diagnosed with diabetes, of whom approximately 90-95% have been diagnosed with Type II diabetes. Type II diabetes results from the combination of insulin deficiency and the body's relative insensitivity to the insulin present, as opposed to Type I diabetes, in which severe insulin deficiency results from destruction of the insulin-producing beta cells of the pancreas. Moreover, the ADA estimates that approximately 40% of all diabetics in the United States, or approximately eight million people, have diabetic nephropathy. Diabetes is the most common cause of ESRD in the United States and in many other developed nations, and represents approximately 45% of all new cases of ESRD in the United States. Despite advances in clinical care, including improvements in glycemic or blood sugar control and blood pressure control, the number of Type I and Type II diabetes-related cases of ESRD continues to rise. In particular, the incidence of Type II diabetes-related ESRD is rapidly increasing. Approximately 20% of diabetics on dialysis in the United States survive for five years, making the mortality of end-stage renal failure in this group higher than most forms of cancer. Unfortunately, renal transplantation is an option for less than 15% of diabetics with ESRD, as compared to 35-40% of non-diabetics, principally due to age and concomitant vascular disease. Despite recent advances, diabetic nephropathy remains a potentially catastrophic illness for which partial but insufficient treatment is currently available.

Scientific Background

Both Type I and Type II diabetes are characterized by insufficient insulin effect upon insulin-requiring tissues. As insulin is required for normal metabolism of glucose, fat and protein, diabetes is accompanied by abnormal blood levels of these substances. In the short term, hyperglycemia, or elevated blood glucose, causes the classic symptoms of diabetes: excessive thirst, frequent urination and weight loss. In the long term, hyperglycemia, as well as other effects resulting from insufficient insulin effect, can progressively damage critical anatomic structures resulting in chronic diabetic complications. We are developing Sulonex for the treatment of diabetic nephropathy, a long-term complication of diabetes in which the kidneys are progressively damaged. This progressive damage could result in diminished kidney function and progress to ESRD, which ultimately leads to death unless treated by dialysis and/or renal transplant.

The kidney consists of two anatomically and functionally distinct components placed in serial configuration. The first component is the glomerulus, which performs the critical filtering function of the kidney. Blood is passed through delicate microscopic glomerular capillary loops, which, acting as sieves, allow waste chemicals and excess water to pass through into the glomerular filtrate while retaining desirable components, such as blood cells and albumin, within the blood. One of the key components of the glomerular capillary filtering membrane is highly anionic, or negatively charged, glycosaminoglycan molecules that are similar to the chemical components of Sulonex. The glomerular filtrate, which is the precursor of what will eventually be excreted as urine, flows into the next serial component, the tubular interstitial structure. In the tubules, further water is extracted from the filtrate and minerals and other body chemicals are absorbed from or secreted into the filtrate.

In patients who have diabetic nephropathy, it is the delicate glomerular loops that first sustain damage as a result of the diabetic state. These harmful effects include:

- The delicate filtering membranes of the glomerular loops thicken and their crucial anionic glycosaminoglycan molecules are either depleted or altered and lose some or all of their negative charge. As the glycosaminoglycan negative charge provides normal filtering selectivity to the glomerular membranes, their loss of negative charge results in the release of protein, usually albumin, from the blood into the filtrate and urine. The release of abnormal amounts of protein or albumin into the urine is called proteinuria or albuminuria, respectively.

- In addition, hyperglycemia induced overproduction of TGF beta, a regulatory protein, by the kidney induces scar formation in the area surrounding the glomerular capillaries. Over time, the extrinsic pressure of this scar tissue causes collapse of individual glomeruli, loss of functionality and release of albumin into the filtrate and urine.

In normally functioning kidneys, it is believed that interstitial structures are exposed to limited amounts of albumin. It is believed that the exposure of the interstitial structures to excessive albumin ultimately leads to a potent inflammatory and scarring response (mediated in part by TGF beta) in the tubules, as well as in the surrounding interstitial tissues. This scarring results in progressive diminution in kidney function. As might be expected, increasing urinary albumin excretion closely parallels this drop in kidney function. In ESRD, kidney function declines to the point where dialysis or transplantation becomes necessary to sustain life.

Sulonex belongs to a proposed new class of nephroprotective, or kidney protecting, drugs, known as the glycosaminoglycans. A variety of members of this chemical family have been shown to decrease pathological albumin excretion in diabetic nephropathy in humans. Some of the members of this chemical family include the following approved drugs: standard heparin, low molecular weight heparin and danaparoid. These agents all require therapy by injection and are all potent anticoagulants, which are blood thinners capable of inducing bleeding. Sulonex, on the other hand, is given orally and, in this form, has demonstrated little, if any, anticoagulant effects to date.

Clinical Data

European Clinical Data

In Europe, there have been more than 20 studies published assessing the safety and efficacy of Sulonex in humans. Sulonex has been administered to more than 3,000 patients in clinical trials conducted in Europe for the treatment of certain diabetic and non-diabetic conditions and, to our knowledge, has not demonstrated any significant side effects at the doses tested for those uses.

European researchers, with the support of Alfa Wassermann S.p.A., or Alpha Wasserman, the licensor of Sulonex, conducted a randomized, double-blind, placebo-controlled, Phase II study of the use of Sulonex to treat diabetic nephropathy in 223 patients in Europe between 1996 and 1999. In this study, also known as the DiNAS study, Type I and Type II diabetics with diabetic nephropathy were treated daily for four months with 50, 100 and 200 milligram gelcaps of Sulonex. These patients showed substantial dose-dependent reduction in proteinuria or pathological urinary albumin excretion rates. In this study, the higher the dose administered daily, the greater the demonstrated decrease in albumin excretion. The DiNAS study was published in the June 2002 issue of the Journal of the American Society of Nephrology.

U.S.-based Clinical Data

Our recently completed, U.S.-based pilot Phase II multi-center clinical study was conducted by the CSG. This randomized, double-blind, placebo-controlled study compared two doses (200 mg and 400 mg daily) of Sulonex versus placebo for the treatment of diabetic nephropathy in 149 patients between 2003 and 2005. We announced the results of this study at the American Society of Nephrology's Renal Week in November 2005. The results of the study are presented below.

Design of the Phase II Study

The Phase II study was designed as a pilot for the fully-powered pivotal Phase III study, which is currently ongoing. In this Phase II study, two doses of Sulonex (200 mg and 400 mg) were compared to placebo in patients with diabetic microalbuminuria on maximal therapy with an angiotensin converting enzyme inhibitor, known as an ACEi, or a angiotensin receptor blocker, known as an ARB. Patients were treated with Sulonex or placebo for six months and followed for an additional two months post-treatment. Patients were randomized 1:1:1, placebo, 200 mg and 400 mg of Sulonex, respectively.

In this Phase II study, the primary endpoint for the study was the percentage of patients achieving "therapeutic success" at six months. This is also the endpoint in the protocol for the Phase III clinical trial, and which was agreed to with the FDA under an SPA. A patient is considered a therapeutic success if they achieve one of the following outcomes following the six months in the study:

(1) 50% reduction in albumin to creatinine ratio or ACR (ACR is a standard measurement used to assess the level of kidney disease in these patients. ACR measures the level of albumin protein in urine, also referred to as albuminuria), or

(2) Normalization of ACR with at least a 25% reduction in ACR (in this study the normal laboratory range for albuminuria was defined as less than 20mg of albumin to 1g of creatinine).

Phase II Data Analysis

A total of 149 patients were randomized into the study. All patients evaluable for therapeutic success at six months (i.e. all patients with a baseline ACR and a six-month ACR) were included in the intent to treat analysis, for a total of 136 patients. All patients in the intent to treat population that at baseline were within the target eligibility range of microalbuminuria as defined in the protocol (ACR 20mg/G to 200mg/G) were included in the per protocol analysis, for a total population of 117 patients.

All of the primary and secondary analyses shown were pre-specified. For the primary endpoint analysis, statistical nominal p values have been provided for informational purposes only since this Phase II study, as a pilot study, had less than a 20% power to show statistically significant results for these endpoints.

The data is presented in two ways. First, the 200mg arm is compared to placebo because the 200mg is the dose being used in our Phase III and Phase IV clinical trials, as agreed to with the FDA under the SPA. Next, the data is presented as active (200mg and 400mg) vs. placebo; this was the primary endpoint defined by the Phase II protocol. Information on the effects of the 400mg arm alone can be found in the footnotes to the tables. The dose response relationship of Sulonex previously demonstrated up to 200mg was not observed from 200mg to 400mg in this study.

Table 1—Primary Endpoint Analysis (Therapeutic Success at six months) (200mg vs. Placebo)

	Number of Patients (Placebo/200mg)	**Placebo**	**200mg**	**p value Fisher's Exact Test (2-sided)**
Per Protocol	36/36	11.0%	33.0%	P=.045
Intent to Treat	42/44	14.0%	32.0%	P=.074

Table 2—Primary Endpoint Analysis (Therapeutic Success at six months) (200mg and 400mg[1] vs. Placebo)

	Number of Patients (Placebo/Active)	**Placebo**	**Active (200mg and 400mg)[1]**	**p value Fisher's Exact Test (2-sided)**
Per Protocol	36/81	11%	25%	P=.136
Intent to Treat	42/94	14%	26%	P=.180

[1] For the 400mg group alone, the Therapeutic Success was 18% on a per protocol basis and 20% on intent to treat basis.

Table 3—Secondary Endpoint Analysis at Six months (Intent to Treat)

	Placebo n=42	200mg n=44	Active (200mg and 400mg[1]) N=94
>50 % reduction in ACR	12.0%	27.0%	22.0%
Normalization of ACR	9.0%	23.0%	17.0%

[1] For the 400mg group alone, the 50% reduction and normalization were 18% and 10%, respectively.

Table 4—Average Changes of ACR Over Time (Intent to Treat)[1]

	200mg vs. Placebo	Placebo vs. Baseline	200mg vs. Baseline
Two months	-17.00%	-4.0%	-21.00%
Four months	-25.78%	7.5%	-18.28%
Six months	-28.03%	12.57%	-15.46%
Eight months (Two months off therapy)	-28.98%	18.5%	-10.48%

[1] The average changes from baseline over time for the 400mg dose group were 3.4%, 3.24%, 5.59% and 12.59%, respectively.

On February 7, 2006, an independent Data Safety Monitoring Committee, or DSMC, met to review the safety data from the Phase II Pilot study as well as the follow-up Long-Term Open-Label Tolerability and Safety study. The DSMC concluded that (i) the risk/benefit ratio of Sulonex for the treatment of diabetic nephropathy was acceptable, (ii) the serious adverse event, or SAE, profile seen in either the Phase II Pilot and the Long-Term Open-Label Tolerability and Safety studies were similar to placebo and were consistent with the patient's co-morbidities of diabetes, hypertension, and/or hyperlipidemia, (iii) no clinically relevant bleeding events were documented in either study and no changes in coagulation parameters assessed during the Phase II Pilot study were noted, (iv) further monitoring of coagulation parameters in either the Phase III (Micro) or Phase IV (Macro) studies are not warranted and the use of other anticoagulants such as warfarin, anti-platelet agents, etc. with Sulonex is permissible, and (v) based on a review of the safety data from both the Phase II Pilot and Open-Label Tolerability and Safety studies, both the Phase III (Micro) and Phase IV (Macro) studies should continue to randomize patients and no protocol amendments to either study are necessary. In the Phase II pilot study there were the following SAEs:

Placebo N=47		200 mg N=50		400 mg N=52	
No. of SAEs	No. of Patients	No. of SAEs	No. of Patients	No. of SAEs	No. of Patients
4	4 (8.5%)	23	16 (32%)	4	4 (7.7%)

All of the SAEs were considered by the Investigators to be unlikely to be related to study drug. The DSMC concluded that the SAE event rate appeared to be higher in the sulodexide 200mg/d group compared to both placebo and sulodexide 400mg/d groups (no dose dependent effect) and the pattern of SAE did not indicate any common trends. No additional safety signals emerged from a review of the adverse events, the biochemical data and the coagulation parameters. No abnormalities of coagulation were in any group and no excessive bleeding was seen in the patients receiving either the 200mg/d or 400mg/d dosage of sulodexide.

In the Long-Term Open-Label Tolerability and Safety study, there have been twenty-seven SAEs in fourteen patients.

Development Status

In June 2000, we filed an investigational new drug application, or IND, with the FDA for permission to conduct a clinical trial for the treatment of patients with diabetic nephropathy. In 2001, Sulonex was granted Fast-Track designation for the treatment of diabetic nephropathy, and, in 2002, we announced that the FDA had agreed, in principle, to permit us to avail ourselves of the accelerated approval process under subpart H of the FDA's regulations governing applications for the approval to market a new drug. Generally, subpart H allows for the use of surrogate endpoints in Phase III trials to support the approval of an NDA with confirmatory studies completed post-approval, and could greatly reduce the development time to market.

In the third quarter of 2003, we announced that CSG would conduct the U.S.-based Phase II/III clinical program for Sulonex for the treatment of diabetic nephropathy. The CSG has conducted multiple large-scale clinical trials resulting in over 40 publications in peer-reviewed journals. In addition, the CSG conducted the pivotal studies for two of the three drugs, including an ACE inhibitor and an ARB, that are currently approved for the treatment of diabetic nephropathy.

In the fourth quarter of 2003, we initiated the Phase II portion of our Phase II/III clinical program for Sulonex, and in the third quarter of 2004, we completed the target enrollment for the Phase II portion of the clinical program. The results of the Phase II are presented above under the caption "Phase II Data Analysis."

In January 2005, we announced that the CSG recommended that we proceed to the Phase III portion of our Phase II/III clinical program of Sulonex. This recommendation was based on the completion, by an independent DSMC, on January 4, 2005, of a safety evaluation of the first interim analysis from the 149 patient, randomized, double-blind, placebo-controlled Phase II clinical trial of Sulonex discussed above, and an efficacy assessment of the same data set conducted by the CSG.

In March 2005, we announced that we had finalized an SPA agreement with the FDA for the Phase III and Phase IV clinical trials of Sulonex.

In June 2005, we announced the initiation of our pivotal Phase III and Phase IV clinical program for Sulonex. We are conducting both of these trials under our SPA with the FDA. This clinical plan consists of: a single Phase III trial in patients with microalbuminuria based on the surrogate marker of regression of microalbuminuria as the primary endpoint; supportive data from previously conducted clinical studies; and substantial recruitment into our Phase IV confirmatory study that will measure clinical outcomes in patients with overt nephropathy, or macroalbuminuria. The Phase III portion of the program is a randomized, double-blind, placebo-controlled study comparing a 200 milligram daily dose of Sulonex versus a placebo in patients with persistent microalbuminuria. The Phase IV portion of the program is a randomized, double-blind, placebo-controlled study comparing a 200 milligram daily dose of Sulonex versus a placebo in patients with persistent macroalbuminuria. The CSG is conducting the pivotal Phase III and Phase IV clinical program of Sulonex for the treatment of diabetic nephropathy.

In November 2005, we announced final results from our Phase II study of Sulonex for diabetic nephropathy at the American Society of Nephrology's (ASN) Renal Week. Interim results from this study had been previously announced at the National Kidney Foundation's Spring Clinical Meeting in May 2005. The Phase II study is discussed above under "U.S.- based Clinical Data."

In November 2006, we announced that the DSMC responsible for monitoring Sulonex in the Phase III microalbuminuria and Phase IV macroalbuminuria studies recently met. Following a review of the blinded and unblinded data from both studies, the DSMC concluded that it saw no cogent reason to recommend alteration or termination of either trial. The DSMC raised no safety concerns regarding Sulonex or the trials.

In February 2007, we announced that we had completed the enrollment portion of the Phase III clinical trial. We expect to complete the randomization of all patients by the end of the first half of 2007.

In March 2007, we announced that the DSMC responsible for monitoring Sulonex in the Phase III microalbuminuria and Phase IV macroalbuminuria studies met again. Following a review of the blinded and unblinded data from both studies, the DSMC once again concluded that there is no cogent reason to recommend alteration or termination of either trial. The DSMC raised no safety concerns regarding Sulonex or the trials.

The ultimate clinical timeline, and consequent cost, for further development of Sulonex will depend, in part, on the successful completion of our Phase III/IV trials, and ultimate approval, if any, by the FDA.

Zerenex™

Overview

Zerenex, is an oral, inorganic, iron-based compound that has the capacity to bind to phosphorous and form non-absorbable complexes. Zerenex is currently in Phase II clinical development for the treatment of hyperphosphatemia (elevated phosphate levels) in patients with ESRD.

Market Opportunity

Phosphate retention and the resulting hyperphosphatemia in patients with ESRD on dialysis are usually associated with secondary hyperparathyroidism, renal osteodystrophy, soft tissue mineralization and the progression of renal failure. ESRD patients usually rquire treatment with phosphate-binding agents to lower and maintain serum phosphorus at acceptable levels.

Aluminum-type phosphate binders were widely used in the past. However, the systemic absorption of aluminum from these agents and the potential toxicity associated with their use no longer make these type of binders a viable treatment option.

Calcium-type phosphate binders are commonly used to bind dietary phosphate, however, they promote positive net calcium balance and an increased risk of metastatic calcification in many patients, especially in those patients taking vitamin D analogs and those with adynamic bone disease.

Sevelamer, a polyallylamine-hydrochloride, nonabsorbed cationic polymers that binds phosphate anions through ion exchange and hydrogen binding has been developed as an alternative phosphate binder. Compared to calcium-type binder, fewer coronary and aortic calcifications have been documented, however, the non-specific binding of vitamins, nutrients, and concomitantly administered medications are of major concerns. In addition, the lowering of serum phosphorus levels with this polymer is debatable since a target serum phosphorus level <5.5 mg/dL cannot be achieved in a majority of patients when this polymer is used as monotherapy.

Lanthanum-type phosphate binders are another alternative. Lanthanum is a rare earth element and is minimally absorbed in the gastrointestinal tract. Lower level tissue deposition has been demonstrated in animals, particularly in bone and liver. However, the long-term effects due to the accumulation of lanthanum in these tissues have not been clearly determined.

The need for alternative phosphate-binding agents have long been recognized. Zerenex has the potential to be an effective and safe treatment in lowering and/or maintain serum phosphorus levels <5.5 mg/dL in patients with ESRD and hyperphosphatemia.

Clinical Data

In June 2006, we announced final results from the Phase II multi- center study entitled: "A randomized, double-blind, placebo-controlled, dose ranging study of the effects of Zerenex on serum phosphate in patients with end stage renal disease (ESRD)." This Phase II study was conducted under an IND sponsored our licensors in both the United States and Taiwan.

From this Phase II study, the investigators concluded that Zerenex appeared to have an acceptable safety and tolerability profile at the 2, 4, and 6g/day dose. The optimum dose of Zerenex in this study was 6g/day at which dose it appeared to be efficacious, safe and well tolerated as treatment for hyperphosphatemia in hemodialysis patients. Additionally, the investigators found that Zerenex therapy for up to 28 days had no statistically significant effect on serum iron, ferritin, transferrin saturation, or total iron binding capacity.

The Phase II study was designed to determine the safety and efficacy of several doses of Zerenex in patients with ESRD who were undergoing hemodialysis. In this study, each of three Zerenex doses (2g, 4g and 6g) administered daily with meals was compared to placebo. Patients who had been on other phosphate binders prior to enrolling in this study underwent a 1-2-week washout period prior to randomization. Patients who had a serum phosphorous level greater than or equal to 5.5 mg/dl and less than or equal to 10 mg/dl by the end of this washout period were eligible to be randomized to one of four treatment groups at a ratio of 2:2:2:1, (Zerenex 2g, 4g, 6g and placebo, respectively) and were treated for 28 days. The primary endpoint for this study was the change in serum phosphorous concentration at day 28 relative to baseline.

Of the 116 patients randomized in the study, 111 patients were evaluable for efficacy at 28 days and were included in the analysis. At day 28, there was a statistically significant dose response to Zerenex in reducing serum phosphorous concentration (p=0.0073). In the 6g/day Zerenex group the mean decrease in serum phosphorous concentration was statistically significant when compared with placebo (p=0.0119) (see Table 1). There was also a statistically significant dose response to Zerenex in the calcium x phosphorous (Ca x P) product at day 28 (p=0.0158). In the 6g/day Zerenex group the mean decrease in Ca x P product when compared with placebo was statistically significant (p=0.0378) (See Table 2).

Table 1: Changes in Serum Phosphorous Concentration (mg/dL) on day 28 compared to day 0 (baseline) at Zerenex doses of 2, 4 and 6 g/day.

	Placebo (n=16)	2g/day (n=31)	4g/day (n=32)	6g/day (n=32)
Day 0 (Baseline)*	7.2 (1.4)	7.2 (1.2)	7.1 (1.3)	7.3 (1.3)
Day 28 (End of Treatment Period)*	7.2 (1.2)	6.9 (2.2)	6.0 (1.3)	5.8 (1.8)
Placebo Comparison:				
Mean Difference from Placebo		-0.02	-1.1	-1.5
P-value		NS	0.06	0.0119
Baseline Comparison:				
Mean Difference from Baseline	-0.1	-0.3	-1.1	-1.5
P-value	NS	NS	NS	<0.01

*mean (standard deviation)

Table 2: Changes in the Calcium x Phosphorous (mg/dL) on day 28 compared to day 0 (baseline) at Zerenex doses of 2, 4 and 6 g/day.

	Placebo (n=16)	2g/day (n=31)	4g/day (n=32)	6g/day (n=32)
Day 0 (Baseline)*	62.8 (13.9)	62.9 (13.2)	63.5 (10.7)	65.8 (12.2)
Day 28 (End of Treatment Period)*	63.2 (12.6)	61.7 (21.3)	55.4 (13.4)	54.1 (17.7)
Placebo Comparison:				
Mean Difference from Placebo		-0.9	-7.91	-11.4
P-value		0.8950	0.1375	0.0378
Baseline Comparison:				
Mean Difference from Baseline	-0.3	-1.1	-8.1	-11.7
P-value	NS	NS	NS	<0.01

*mean (standard deviation)

There were no deaths over the course of the 28 day study and there were no serious adverse events that were deemed by the investigators to be definitely related to Zerenex. The majority of adverse events were of mild severity. Seven (43.8%), 13 (39.4%), 9 (26.5%), and 14 (42.4%) patients in the placebo, 2, 4, and 6g treatment groups, respectively, experienced no adverse events more severe than mild and 1 (6.3%), 0 (0.0%), 2 (5.9%), 1 (3.0%), of the placebo, 2,4, and 6 grams per day groups, respectively, experienced at least one severe adverse event. Possibly or probably related adverse effects occurred in 4 (25.0%), 7 (21.2%), 8 (23.5%), and 7 (21.2%) of the placebo, 2, 4, and 6 grams per day groups, respectively.

In addition, the efficacy of Zerenex has been demonstrated in two previous Phase II clinical trials using single fixed dose regimens. In both studies, Zerenex was able to significantly reduce serum phosphorous (p <.005), and the degree of reduction was comparable to calcium based products which were used as control arms in those studies. See Tables 3 and 4 below.

Table 3—Effects on Serum Phosphorus at 4 Weeks (n=28)

Open Label, Randomized, Parallel Groups, 2 sites

	Serum Phosphate		
	Baseline (mg/dL)	**End-Point (Four Weeks) (mg/dL)**	**Change from Baseline**
Zerenex™ (4.5 g/day)	7.2 +/- 2.5	5.9 +/- 2.0	P<0.005
Calcium Acetate (PhosLo®) (4 g/day) [1]	7.2 +/- 2.0	5.6 +/- 1.7	P<0.005

[1] Serum calcium increased significantly from baseline to end of treatment (8.7 +/- 0.5 mg/dL to 9.2 +/- 0.7 mg/dL) only in the calcium acetate group.

Table 4—Effects on Serum Phosphorus at 4 Weeks (n=54)

Open Label, Randomized, Crossover, 2 sites

	Serum Phosphate		
	Baseline (mg/dL)	**End-Point (Four Weeks) (mg/dL)**	**Change from Baseline**
Zerenex™ (3 g/day)	6.7 +/- 1.9	5.7 +/- 1.6	P<0.001
Calcium Carbonate (3 g/day) [1]	7.2 +/- 1.9	5.2 +/- 1.5	P<0.001

[1] Serum calcium increased only in patients treated with calcium carbonate.

Development Status

In July 2006, we met with the FDA to discuss further development of Zerenex and Phase III study design and requirements prior to moving into Phase III. To support higher doses and longer duration of treatment in Phase III, we agreed with the FDA to conduct additional studies. As agreed with the FDA, chronic toxicity studies in animals are being conducted, as well as a shorter-term high-dose tolerance and safety study in patients. As a result of conversations with the leadership of the CSG as well as the FDA during 2006, we plan to run an additional Phase II, short-term exposure study (28-days) to evaluate the safety of higher doses of Zerenex. Prior to commencing this study, we wanted to complete chronic toxicology studies in rodents and non-rodents to evaluate the effect of higher doses in the human high-dose Phase II study. This evaluation is underway in rodents and we are currently trying to determine the most appropriate non-rodent model to assess the toxicology of an iron-based compound. We now plan to commence the high-dose exposure clinical trial in the second half of 2007. Consequently, we are now targeting commencement of the Phase III pivotal program in the first half of 2008.

Oncology

KRX-0401

Overview

We are also developing KRX-0401 (perifosine), which is a novel, first-in-class, oral anti-cancer agent that modulates the Akt, and a number of other key signal transduction pathways, including the JNK and MAPK pathways, all of which are pathways associated with programmed cell death, cell growth, cell differentiation and cell survival. High levels of activated Akt (pAkt) are seen frequently in many types of cancer and have been correlated with poor prognosis in patients with soft-tissue sarcoma, gastric, hepatocellular, endometrial, prostate, renal cell, head and neck cancers and hematological malignancies, as well as glioblastoma. The majority of tumors expressing high levels of pAkt were high-grade, advanced stage or had other features associated with poor prognosis. High pAkt is often seen in tumors that are resistant to conventional cancer treatments, including radiotherapy, chemotherapy, endocrine therapy, and especially therapy with some of the newer biologicals.

The effects of KRX-0401 on Akt are of particular interest because of 1) the importance of this pathway in the development of most cancers; 2) the evidence that it is often activated in tumors that are resistant to other forms of anticancer therapy; and 3) and the difficulty encountered thus far in the discovery of drugs that will inhibit this pathway without causing excessive toxicity. It is plausible that KRX-0401 may be useful in combination to reduce the resistance to other cancer treatments.

To date, over 1,200 patients have been treated with KRX-0401 in trials conducted both in the United States and Europe. Its safety profile is distinctly different from that of most cytotoxic agents. It does not appear to cause myelosuppression (depression of the immune system that may lead to life threatening infections), thrombocytopenia (a decrease in platelets that may result in bleeding), skin rash, flu-like symptoms or alopecia (hair loss); all of these toxicities occur frequently with many of the currently available treatments for cancer. The main side effects of perifosine are nausea, vomiting, diarrhea and fatigue, but these are either mild or non-existent in doses that are known to induce tumor regression.

In Phase I/II trials, perifosine has induced tumor regressions and/or caused disease stabilization in a variety of tumor types. KRX-0401 has shown single agent partial responses or long term disease stabilizations in solid tumors including, renal, hepatocellular, sarcoma and prostate cancer. There is also evidence of activity in hematological malignancies, especially multiple myeloma. Responding patients, including stable disease, have been treated for months to more than three years.

Pre-Clinical and Clinical Data

In vitro, KRX-0401 inhibits the growth of a variety of human tumor cell lines and has substantial activity in vivo against a number of murine tumor models and human xenografts. In model systems the drug appears to be synergistic with radiotherapy and additive or synergistic with cytotoxics such as cisplatin, Adriamycin, and cyclophosphamide. In these experiments, the combination regimens were superior to chemotherapy alone and were well tolerated.

Pre-clinical studies presented at the American Society of Hematology Annual Meeting in December 2005 demonstrated KRX-0401's potential utility in the treatment of multiple myeloma and possibly other forms of hematological malignancy. These studies demonstrated KRX-0401 to be active against human multiple myeloma cell lines and freshly isolated myeloma cells from multiple myeloma patients' bone marrow, including those cells which were resistant to dexamethasone and doxorubicin. KRX-0401 was shown to modulate a number of key cellular functions involved in the replication and death of multiple myeloma cells, and, as in other cell lines, it was shown to be a potent Akt inhibitor. KRX-0401 was active in vitro and in vivo when used alone, and it appeared to be synergistic when combined with bortezomib (Velcade®), dexamethasone and a number of other drugs used to treat multiple myeloma.

Six Phase I studies of KRX-0401 have been completed, three in Europe by Zentaris and three in the United States by the National Cancer Institute, or NCI, a department of the National Institutes of Health, or NIH, as part of a Cooperative Research and Development Agreement, or CRADA, and by us. These trials demonstrated that KRX-0401 can be safely given to humans with an acceptable toxicity profile and no observed myelosuppression, or bone marrow suppression. The dose limiting toxicity in the Phase I studies was gastrointestinal: nausea, vomiting and diarrhea. In addition, some patients experienced fatigue, especially with prolonged administration. In these Phase I studies, there was single agent activity as evidenced by two durable partial responses (one of which lasted more than six months and the other more than 18 months) out of 10 patients with previously treated, evaluable soft tissue sarcomas, a tumor type relatively unresponsive to chemotherapy. In addition, 21 patients were considered by the investigators to have had disease stabilization for two or more months, including patients with sarcomas (2), prostate cancer (3), non-small cell lung cancer (2), breast cancer (2), colon cancer (2), melanoma (2), renal cancer (2), ovarian cancer (1), salivary gland cancer (1), mesothelioma (2) and hepatoma (2). The meaning of disease stabilization in an individual patient in a Phase I study is difficult to assess because the time to progression is variable and may give a false impression of stabilization in individual patients. We believe that the Phase I data provides clinical evidence of the anti-cancer effects of KRX-0401.

The NCI has completed a number of Phase II clinical trials studying KRX-0401 as a single agent, including studies in prostate, breast, head and neck and pancreatic cancers, as well as melanoma and sarcomas. In total, nine NCI clinical trials have been conducted across these six tumor types. The NCI and its collaborators have presented and/or published data from seven of their Phase II studies, including from Phase II studies involving prostate (2), sarcoma, head and neck, melanoma, pancreas and breast cancers. Findings from these studies led most of these investigators to conclude that the drug was safe and well-tolerated at the Phase II dose utilized.

The studies used dosing schedules in which a large "bolus" dose was given on day one or once every 28 days followed by daily doses either continuously or on days two to 21 of a four-week cycle. Bolus doses ranged from 300 mg to 900 mg followed by daily doses of 100 - 150 mg. These studies confirm the safety profile of the bolus plus daily regimens, which had very limited grade 3 and no grade 4 gastrointestinal toxicity, the dose limiting toxicity in most of the Phase I trials. However, studies using a single bolus dose of 600 mg to 900 mg on day one and continuous daily KRX-0401 at a dose of 100 mg per day appeared to be better tolerated than studies that used a larger bolus dose on day one of every 28-day cycle followed by 150 mg per day on days two to 21. In the published Phase II sarcoma study, the investigators reported a partial response (greater than 50% decrease in tumor mass) as well as several disease stabilizations. With the responses seen in the Phase I trials, there are now three sarcoma patients with durable partial responses. This has led us to consider exploring additional studies in sarcoma. On the Phase II breast cancer study, the investigators scored three of 15 evaluable patients as having stable disease. One of these patients had measurable tumor regression which failed to reach the level of a partial response by the time the patient elected to withdraw from the study because of gastrointestinal toxicity. The breast cancer trial utilized the more toxic of the regimens employed in these NCI Phase II studies. In the melanoma trial published by the National Cancer Institute of Canada, one patient with a primary mucosal melanoma of the vagina and inguinal adenopathy had a 50% reduction in the size of the palpable nodes after four cycles but developed new disease after the fifth cycle.

In May 2005, we announced that Phase II data presented at the annual meeting of the American Society of Clinical Oncology in Orlando, Florida demonstrated the tolerability and potential efficacy of KRX-0401 in the treatment of patients with biochemically recurrent hormone-sensitive prostate cancer, or HSPC. The investigators concluded that KRX-0401 in the treatment of HSPC patients is feasible, well-tolerated, reduced prostate-specific antigen, or PSA, levels in some patients, and resulted in disease stabilization in approximately 80% of patients. Because of its inhibitory effects on the Akt and related pathways, we believe that further studies of KRX-0401 in combination with androgen ablation and chemotherapy are warranted. In a second study published by investigators at the NCI, there were no radiographic responses or PSA declines of 50% or greater related to KRX-0401, but four patients had stable PSA values for 12 weeks or longer. Eleven of 14 patients, or 78%, in whom circulating tumor cells were measured pre- and post-treatment, showed a decreased number of circulating tumor cells after treatment.

In June 2006, we announced data of KRX-0401 in patients with advanced renal cell carcinoma, or advanced RCC. These patients were a cohort of a Phase II, multi-center trial of KRX-0401 conducted by Keryx that included multiple tumor types. All patients in this study were to have had prior standard therapy. Although the extent of prior treatment varied with tumor type, most patients had received two chemotherapy regimens for metastatic disease. An interim analysis was performed at the end of the first year of accrual, and the results in the renal group met protocol requirements for expansion of this cohort. The study is ongoing.

Thirteen patients with advanced RCC were enrolled in the study and seven were evaluable for response. Three of the patients (43%) had a partial response and an additional two patients (29%) achieved long-term stable disease. Two of the patients experienced progression of the disease. Four patients were inevaluable because they stopped treatment early (42-62 days) and their disease was not evaluated at the time drug was stopped. Two patients have not been on study long enough to reach the first point of evaluation. Responses were scored using RECIST criteria.

Response	N (%)	Duration (months)
Partial Response	3 (43%)	4, 4+, 9
Stable Disease	2 (29%)	8+, 11
Progression	2 (29%)	2, 3
Too Early	2	
Not Evaluable	4	

Times with '+' meaning patient still stable or responding at time of analysis.

In December 2006, we reported interim results from the Phase II study of KRX-0401 in patients with advanced relapsed and refractory multiple myeloma. The interim data analysis showed that KRX-0401 alone or in combination with dexamethasone has activity in patients with advanced, relapsed/refractory multiple myeloma, achieving response and/or stabilization of disease in 69% of evaluable patients to date. In this ongoing Phase II study, patients with relapsed or relapsed/refractory multiple myeloma are treated with KRX-0401 (150 mg oral daily dose) to assess the single agent activity of KRX-0401 in this patient population. If a patient progresses on KRX-0401 alone, dexamethasone (20mg twice weekly) is added to their KRX-0401 regimen.

A total of 55 patients (30 men and 25 women, median age 63 years, range 38-79) have been treated to date. All had relapsed and refractory multiple myeloma, with a median of four lines of prior treatment (range 2 - 11). Prior therapy included dexamethasone (95%), thalidomide (89%), bortezomib (78%), lenalidomide (31%) and stem cell transplant (73%). Among the 33 patients that were evaluable for response, best response (EBMT/Blade criteria) to single agent KRX-0401 after two cycles was stable disease (<25% reduction in M-protein) in 13 patients (39%). Dexamethasone was added in 30 of 55 patients with PD, with 23 patients evaluable for response on the combination, reported as follows:

Perifosine + Dex	N (%)	Duration (wks)
PR	2 (9%)	13+, 17+
MR	4 (17%)	4, 16+, 28+, 30+
Stable Disease	11 (48%)	6 - 20+ (median 18)*

*4 pts ongoing at 16, 18, 20 and 20 weeks

The most common grade 3/4 adverse events were nausea (7%); vomiting (4%); diarrhea (2%); fatigue (2%), and increased creatinine (8% in the context of PD and light chain nephropathy). Dose reduction (150 to 100 or 50 mg/d) was required in 16 patients and seven patients discontinued treatment due to adverse events. Attributable toxicities otherwise proved manageable with appropriate supportive care. KRX-0401 was generally well tolerated, with no peripheral neuropathy or DVT seen.

Development Status

During the second quarter of 2004, we announced the initiation of a Phase II program utilizing KRX-0401 as a single agent and in combination with a number of standard anti-cancer therapies in multiple tumor types. To date, we have initiated a number of trials under this program, including single agent studies in lung and breast cancer and sarcoma, and combination studies with a number of standard anti-cancer treatments, such as gemcitabine, paclitaxel, docetaxel, pemetrexed, capecitabine, doxorubicin, Doxil®, irinotecan, Herceptin®, and endocrine therapy. We have also initiated an "all-comers" Phase II clinical trial evaluating KRX-0401 as a single-agent, administered either weekly or daily in a variety of tumor types.

In December 2006, we announced the initiation of a multi-center Phase I clinical program to explore the convenient all-oral combination of KRX-0401, Revlimid® and dexamethasone for the treatment of relapsed or refractory multiple myeloma. KRX-0401 is also currently being evaluated in an ongoing multi-center Phase II study as a single agent and in combination with dexamethasone as a treatment for relapsed or relapsed/refractory multiple myeloma and in an ongoing multi-center Phase I/II clinical study in combination with Velcade® (bortezomib) for injection for the treatment for multiple myeloma.

In December 2006, we announced the initiation of a corporate-sponsored Phase II clinical program to evaluate KRX-0401 as a treatment for rare sarcomas. This Phase II study will be conducted by the Sarcoma Alliance for Research through Collaboration (SARC) multi-center network, which includes nationally recognized sarcoma centers and investigators throughout the United States. This clinical trial is entitled "A Phase II Trial of Perifosine in Patients with Chemo-Insensitive Sarcomas." In this Phase II study, the single agent activity of KRX-0401 is being evaluated in patients with chondrosarcoma, alveolar soft part sarcomas and extra-skeletal myxoid chondrosarcomas. Patients will be treated with KRX-0401 until disease progression. This study follows previous Phase I and Phase II trials of perifosine in patients with chemo-insensitive sarcoma that showed responding patients experienced very little toxicity and the duration of responses observed on both weekly and daily dosing schedules varied from six months to more than 18 months. Furthermore, some of the partial responses occurred in patients with sarcoma subtypes that have been traditionally unresponsive to conventional therapy.

We plan to commence additional trials in 2007.

The ultimate clinical timeline, and consequent cost, for further development of KRX-0401 will depend, in part, on the successful completion of our Phase II trials, and ultimate approval by the FDA.

KRX-0402

KRX-0402 (O6-benzyl guanine or O6-BG) is a small molecule that was specifically designed to block the DNA repair protein, MGMT. MGMT confers resistance to certain alkylating agents, such as temozolomide and BCNU, that are commonly used to treat brain cancer, melanoma and non-Hodgkin's lymphoma. Recent research has shown that KRX-0402 can also potentiate the activity of other alkylating agents, such as cyclophosphamide, ifosphamide, cisplatinum and carboplatinum. These drugs are some of the most widely used chemotherapy drugs and are commonly used to treat breast cancer, non-small cell lung cancer and ovarian cancer. Accordingly, we believe that KRX-0402 may have an important role in making cells more susceptible to the damaging effects of alkylating agents, and that KRX-0402 may have utility in the treatment of multiple forms of cancer. KRX-0402 is administered intravenously. To date, approximately 400 patients have received KRX-0402 in multiple clinical studies. Dose limiting toxicity for KRX-0402 in combination with chemotherapy was bone marrow suppression. KRX-0402 alone has no identified dose limiting toxicity. Two company-sponsored, Phase II clinical trials for KRX-0402 are ongoing.

Investigators at Duke University led by Dr. Henry Friedman performed a Phase I study of one day of temozolomide in combination with O6-BG. One patient with anaplastic astrocytoma previously resistant to temozolomide obtained a complete remission which has been ongoing for 3+ years. In a Phase II study of temozolomide resistant patients, 1/33 patients with glioblastoma and 3/32 patients with either anaplastic astrocytoma, or AA, or anaplastic oligodendroma, AO, obtained partial remissions to the combination of temozolomide and O6-BG. The dose of temozolomide was 200 mg/m2 in the Phase I study and 472 mg/m2 in the Phase II study.

The single day schedule for temozolomide was chosen at that time because data had only been generated on suppression of MGMT in tumors by O6-BG for up to 48 hours. However, pre-clinical models had suggested this may not be the optimum schedule for O6-BG and temozolomide. In a xenograft model, it was demonstrated that O6-BG did not significantly increase the growth delay induced by a single 200 mg/kg dose of temozolomide compared to temozolomide alone, but when the same dose was divided into five equal daily doses there was a significant increase in tumor growth delay. A Phase I study at Duke University evaluated a five day regimen of temozolomide in combination with O6-BG. All patients received 200 mg/m2 of temozolomide on day one and four equal doses on days two through five. The maximum tolerated dose in that study was 200 mg/m2 of temozolomide on day one and 50 mg/m2/day for days two through five. This schedule is now being evaluated in a Phase II study being performed at 16 university and community sites to confirm the AA/AO results seen at Duke University. The study uses a two-stage design. The first stage of the design calls for up to 41 patients to be evaluated. The first patient was entered on the study in October 2006. Accrual to the study is continuing.

KRX-0601 (7-hydroxystaurosporine)

KRX-0601 is a novel multi-kinase inhibitor for the treatment of cancer which, in pre-clinical models, has demonstrated a synergistic effect with agents inhibiting the PI3K pathway, including KRX-0401. KRX-0601 is currently in several Phase II clinical trials both as a single agent and in combination with other anticancer agents which are being conducted under the direction and sponsorship of the National Cancer Institute. KRX-0601 is an anticancer drug that belongs to the family of drugs called staurosporine analogs which have demonstrated an ability to inhibit multiple kinases involved in cell-cycle progression and apoptosis, including Chk-1 and PDK1. In pre-clinical studies, KRX-0601 has demonstrated synergistic effect with DNA-damaging agents including chemotherapy and radiation therapy. In-vitro, KRX-0601 has been shown to be synergistic with agents affecting the PI3-K pathway including KRX-0401 and mTOR inhibitors. In clinical trials, as reported by investigators at the National Cancer Institute, durable single-agent responses have been seen in patients with anaplastic large-cell lymphoma. We expect to continue exploring the potential utility of KRX-0601 over the next year.

KRX-0404

KRX-0404, currently in pre-clinical development, is an alkylphosphocholine, but, in contrast to KRX-0401, it is suitable for intravenous administration. We expect to continue exploring the potential utility of KRX-0404 over the next year.

Neurology

KRX-0501

KRX-0501 is an orally available small molecule in pre-clinical development with the potential to treat neurological disorders via its unique ability to enhance nerve growth factor, a naturally occurring protein which is essential in the development and survival of certain sympathetic and sensory neurons in both the central and peripheral nervous systems. We expect to continue exploring the potential utility of KRX-0501 over the next year, currently with a goal of entering clinical development in 2007.

COSTS AND TIME TO COMPLETE PRODUCT DEVELOPMENT

The information below provides estimates regarding the costs associated with the completion of the current development phase and our current estimated range of the time that will be necessary to complete that development phase for our drug candidates. We also direct your attention to the risk factors which could significantly affect our ability to meet these cost and time estimates found in this report in Item 1A under the heading "Risk Factors Associated with Our Product Development Efforts."

Sulonex is currently in Phase III and Phase IV clinical trials. We estimate that the cost to complete the Phase III will be approximately $10 million to $20 million, and we believe that the Phase III will be completed in the first half of 2008.

With respect to KRX-0401, KRX-0402, KRX-0601 and Zerenex, we are unable to estimate the cost to complete the current phase of each drug and also unable to project a time for the completion of the current phase. Each of KRX-0401, KRX-0402, KRX-0601 and Zerenex are in Phase II clinical development. Phase II clinical development is exploratory by design and looks at different doses and disease settings and thus is highly unpredictable, and the length of time required and results will vary based on patient enrollment, response rates in the trials, and the potential need for additional trials or increases in patients included, among other factors. Due to the nature of a Phase II and our inability to predict the results of such studies, we cannot estimate when such a program will end, and it is equally difficult to project the cost to complete such phase.

KRX-0404 and KRX-0501 are currently pre-clinical drug candidates. The timing and results of pre-clinical studies are highly unpredictable. Due to the nature of pre-clinical studies and our inability to predict the results of such studies, we cannot estimate when such pre-clinical development will end, and it is equally difficult to project the cost to complete such development.

Accumin™

On April 6, 2006, Accumin Diagnostics, Inc., our wholly-owned subsidiary, completed the acquisition of AccuminTM, a novel, patent protected, diagnostic for the direct measurement of total, intact urinary albumin, from AusAm Biotechnologies, Inc. We believe that the acquisition of Accumin may help increase our exposure to physicians that treat diabetes, the target market for Sulonex, by emphasizing the importance of early detection of microalbuminuria.

INTELLECTUAL PROPERTY AND PATENTS

General

Patents and other proprietary rights are very important to the development of our business. We will be able to protect our proprietary technologies from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. It is our intention to seek and maintain patent and trade secret protection for our drug candidates and our proprietary technologies. As part of our business strategy, our policy is to actively file patent applications in the United States and, when appropriate, internationally to cover methods of use, new chemical compounds, pharmaceutical compositions and dosing of the compounds and compositions and improvements in each of these. We also rely on trade secret information, technical know-how, innovation and agreements with third parties to continuously expand and protect our competitive position. We have a number of patents and patent applications related to our compounds and other technology, but we cannot guarantee the scope of protection of the issued patents, or that such patents will survive a validity or enforceability challenge, or that any the pending patent applications will issue as patents.

Generally, patent applications in the United States are maintained in secrecy for a period of 18 months or more. Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we are not certain that we were the first to make the inventions covered by each of our pending patent applications or that we were the first to file those patent applications. The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions. Therefore, we cannot predict the breadth of claims allowed in biotechnology and pharmaceutical patents, or their enforceability. To date, there has been no consistent policy regarding the breadth of claims allowed in biotechnology patents. Third parties or competitors may challenge or circumvent our patents or patent applications, if issued. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost, even if the eventual outcome is favorable to us. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before we commercialize any of our products, any related patent may expire or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent.

If a patent is issued to a third party containing one or more preclusive or conflicting claims, and those claims are ultimately determined to be valid and enforceable, we may be required to obtain a license under such patent or to develop or obtain alternative technology. In the event of a litigation involving a third party claim, an adverse outcome in the litigation could subject us to significant liabilities to such third party, require us to seek a license for the disputed rights from such third party, and/or require us to cease use of the technology. Further, our breach of an existing license or failure to obtain a license to technology required to commercialize our products may seriously harm our business. We also may need to commence litigation to enforce any patents issued to us or to determine the scope and validity of third-party proprietary rights. Litigation would involve substantial costs.

Sulonex

Pursuant to our license for Sulonex, we initially had the rights to ten patent families, including nine families of issued United States patents and foreign counterparts, and one family of a pending United States patent application and foreign counterparts. However, we determined that several of the licensed patents were not material to our business strategy and relinquished all rights to those patents. The four remaining patent families currently under license cover the use of Sulonex or glycosaminoglycans for the treatment of diabetic nephropathy, retinopathy or neuropathy. In addition, we subsequently filed five additional United States patent applications and certain foreign counterparts relating to this product, which applications are currently pending. The remaining licensed patents, and the additional patent applications, are being maintained throughout the territories in which they were filed.

U.S. Patent No. 5,496,807 covers the use of sulodexide to treat a patient with diabetic nephropathy exhibiting microalbuminuria or macroalbuminuria. This patent expires in 2014. Based on the provisions of the Patent Term Extension Act, we currently believe that we would qualify for patent term extension of at least three years, thereby extending our patent exclusivity, for the issued United States patent to at least 2017. We believe that we will have sufficient time to commercially utilize the inventions directed to the treatment of diabetic nephropathy.

Other Clinical-Stage Compounds, including KRX-0401

Pursuant to our acquisition of ACCESS Oncology, Inc., or ACCESS Oncology, in February 2004, we have the exclusive commercial rights to a series of patents and patent applications in the United States, Canada and Mexico related to KRX-0401. These patents and patent applications cover composition of matter and methods of treatment. In addition, as a result of the acquisition, we have obtained a United States patent and foreign counterparts directed to a pharmaceutical composition comprising KRX-0402 expiring in 2010 (with extension expected through 2015) and a series of United States patents and foreign counterparts directed to derivatives of KRX-0402 expiring in 2011 to 2019.

Pursuant to our license agreement for KRX-0601, we have the exclusive commercial rights to a series of patent applications worldwide excluding Japan. These patents and patent applications cover composition of matter and process of making for UCN-01 and liposomal formulations of UCN-01. The composition of matter patent expires in June 2007. The method of use patents expire from 2013 to 2017.

Pursuant to our license for Zerenex with Panion & BF Biotech, Inc., or Panion, we have the exclusive commercial rights to a series of patent applications worldwide, excluding certain Asian-Pacific countries. These patents and patent applications cover a method of treatment of hyperphosphatemia in patients with ESRD, as well as a method for the manufacture of Zerenex. Panion holds one use patent expiring 2017 (with extensions expected through 2020) and two manufacturing process patents (expiring 2023).

Other Intellectual Property Rights

We depend upon trademarks, trade secrets, know-how and continuing technological advances to develop and maintain our competitive position. To maintain the confidentiality of trade secrets and proprietary information, we require our employees, scientific advisors, consultants and collaborators, upon commencement of a relationship with us, to execute confidentiality agreements and, in the case of parties other than our research and development collaborators, to agree to assign their inventions to us. These agreements are designed to protect our proprietary information and to grant us ownership of technologies that are developed in connection with their relationship with us. These agreements may not, however, provide protection for our trade secrets in the event of unauthorized disclosure of such information.

In addition to patent protection, we may utilize orphan drug regulations to provide market exclusivity for certain of our drug candidates. The orphan drug regulations of the FDA provide incentives to pharmaceutical and biotechnology companies to develop and manufacture drugs for the treatment of rare diseases, currently defined as diseases that exist in fewer than 200,000 individuals in the United States, or, diseases that affect more than 200,000 individuals in the United States but that the sponsor does not realistically anticipate will generate a net profit. Under these provisions, a manufacturer of a designated orphan drug can seek tax benefits, and the holder of the first FDA approval of a designated orphan product will be granted a seven-year period of marketing exclusivity for such FDA-approved orphan product. We believe that certain of the indications for our drug candidates will be eligible for orphan drug designation; however, we cannot assure you that our drugs will obtain such orphan drug designation or that we will be the first to receive FDA approval for such drugs so as to be eligible for market exclusivity protection. With respect to KRX-0402 and KRX-0601, we may rely predominantly on the market exclusivity provided under the orphan drug regulations as the patents on these drugs may expire prior to commercialization.

LICENSING AGREEMENTS AND COLLABORATIONS

We have formed strategic alliances with a number of companies for the manufacture and commercialization of our products. Our current key strategic alliances are discussed below.

Alfa Wassermann S.p.A.

Under a license agreement with Alfa Wassermann, we have the exclusive rights to sulodexide (Sulonex) for the treatment of diabetic nephropathy, neuropathy and retinopathy in the United States, Canada, Japan, Australia, New Zealand, South Africa and Israel. The license entitles Alfa Wassermann to annual license fees, royalties and certain milestone payments. Under the license, we must use our reasonable best efforts to commercially exploit and market sulodexide. In certain circumstances Alfa Wassermann is entitled to use proprietary information developed by us and, if it chooses to do so, will be liable to pay a percentage of the expenses incurred by us to develop such proprietary information. If the license is not terminated sooner, it will terminate upon the later of the date of expiration of the last claim under the licensed patent rights or ten years from our first commercial sale of a licensed product.

Collaborative Study Group

In June 2005, we announced that the CSG will be conducting our pivotal Phase III and Phase IV clinical program of Sulonex for the treatment of diabetic nephropathy. The CSG receives a monthly fee and reimbursement of expenses from us as compensation for its work in connection with this clinical program. The CSG also has the right to publish data arising from the clinical program. The agreement remains in force through June 2009, unless extended by the parties. Either party may terminate the agreement at any time upon 30 days written notice to the other party.

Opocrin, S.p.A.

Pursuant to a license with Opocrin, S.p.A., a private drug manufacturer, we have a non-exclusive worldwide license to the manufacturing process of sulodexide (Sulonex) for a period of twelve years from the date of the first commercial sale of the product. Notwithstanding this right, Opocrin shall have the right to terminate the agreement on 60 days notice in the event that we have not submitted an NDA to the FDA by December 31, 2007.

AEterna Zentaris Inc.

In September 2002, we signed a commercial license agreement with Zentaris AG, a wholly owned subsidiary of AEterna Zentaris Inc., relating to the development of KRX-0401 covering composition of matter and methods of treatment. This agreement grants us the exclusive rights to KRX-0401 in the United States, Canada and Mexico. Zentaris is entitled to certain royalty payments, as well as additional compensation upon successful achievement of certain milestones. The license terminates upon the later of the expiration of all underlying patent rights or ten years from the first commercial sale of KRX-0401 in any of the covered territories. We also have the right to extend the agreement for an additional five years beyond the expiration of all underlying patents.

The National Institutes of Health

In October 2000, we entered into a worldwide, exclusive commercial sub-license agreement with Procept, Inc., or Procept, a wholly owned subsidiary of Paligent, Inc., relating to the development and marketing of KRX-0402. In March 2005, we entered into an agreement with Procept and the NIH, which amended the license agreement between Procept and the NIH whereby we obtained all of Procept's rights and interests, and assumed all of Procept's obligations, under the agreement. The NIH is entitled to certain milestone payments, as well as royalty payments on net sales of KRX-0402. The license terminates upon the expiration of all underlying patent rights.

Panion & BF Biotech, Inc.

In November 2005, we entered into a license agreement with Panion. Under the license agreement, we have acquired the exclusive worldwide rights, excluding certain Asian-Pacific countries, for the development and marketing of Zerenex. Panion is entitled to certain milestone payments, as well as royalty payments on net sales of Zerenex. The license terminates upon the expiration of all underlying patent rights.

Kyowa Hakko Kogyo Co., Ltd.

In September 2006, we entered into an exclusive license agreement with Kyowa Hakko Kogyo Co., Ltd. of Tokyo, Japan, or Kyowa, for the worldwide development and commercialization rights, excluding Japan, to KRX-0601. Kyowa is entitled to milestone payments as well as royalties on product sales, if any. The license terminates upon the expiration of all underlying patent rights.

AusAm Biotechnologies, Inc.

In April 2006, Accumin Diagnostics, Inc., or ADI, our wholly-owned subsidiary, completed the acquisition of AccuminTM, a novel, patent protected, diagnostic for the direct measurement of total, intact urinary albumin, from AusAm Biotechnologies, Inc., or AusAm. ADI may be required to pay up to a maximum of $16.1 million in royalties on revenue from a next generation product following FDA marketing approval. In addition, payment of AusAm liabilities by ADI under license agreements in the amount of $180,000 remains outstanding as of December 31, 2006, to be paid over the next 27 months.

COMPETITION

Competition in the pharmaceutical and biotechnology industries is intense. Our competitors include pharmaceuticals companies and biotechnology companies, as well as universities and public and private research institutions. In addition, companies that are active in different but related fields represent substantial competition for us. Many of our competitors have significantly greater capital resources, larger research and development staffs and facilities and greater experience in drug development, regulation, manufacturing and marketing than we do. These organizations also compete with us to recruit qualified personnel, attract partners for joint ventures or other collaborations, and license technologies that are competitive with ours. To compete successfully in this industry we must identify novel and unique drugs or methods of treatment and then complete the development of those drugs as treatments in advance of our competitors.

The drugs that we are attempting to develop will have to compete with existing therapies. In addition, a large number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. Other companies have products or drug candidates in various stages of pre-clinical or clinical development to treat diseases for which we are also seeking to discover and develop drug candidates. Some of these potential competing drugs are further advanced in development than our drug candidates and may be commercialized earlier.

SUPPLY AND MANUFACTURING

We have limited experience in manufacturing products for clinical or commercial purposes. We have entered into a relationship with a U.S.-based contract manufacturer for Sulonex which we believe will be adequate to satisfy our current clinical supply needs. In addition, we have entered into an agreement with the same manufacturer to build a larger scale manufacturing suite within their current facility, which they will operate on our behalf. We believe this suite will be suitable to manufacture launch and initial commercialization (1 to 3 years) quantities of Sulonex. As we move forward, we plan to build additional manufacturing capacity to meet the future demands for Sulonex. As with all heparin-like compounds, the end product is highly sensitive to the manufacturing process utilized. Accordingly, as we scale-up, we will need to accurately reproduce the established process on the larger scale to ensure successful commercialization of Sulonex. There can be no assurance that we will be successful in this endeavor. Additionally, as we scale-up, we have incurred, and will continue to incur, capital expenditures to enable larger scale production. To date, we have spent over $9 million in capital expenditures building the current manufacturing suite.

The creation of a reproducible process is also critical in successfully sourcing Sulonex from multiple suppliers to create back-up manufacturing capabilities and/or to meet market demand. We believe that multi-sourcing is possible provided we can demonstrate that the manufacturing process is the same at all suppliers and the product produced by them is equivalent.

Key raw materials for Sulonex, our lead product candidate, are derived from porcine mucosa. Long-term supplies for Sulonex could be affected by limitations in the supply of porcine mucosa and the demand for other heparin products, over which we will have no control. We estimate, in part, based on the number of pigs killed worldwide and estimates of projected supplies of porcine mucosa, that there is enough potential supply of this raw material to commercialize Sulonex. If our estimates of the potential supply of this key raw material are not accurate or we cannot secure adequate amounts of the potential supply of such material, then the market potential of Sulonex will not be realized. Additionally, diseases affecting the world supply of pigs could have an actual or perceived negative impact on our ability, or the ability of our contract manufacturers, to source, make and/or sell Sulonex. All of these factors could materially affect the commercial success of Sulonex.

We have established contract manufacturing relationships for the supply of Zerenex to ensure that we will have sufficient material for clinical trials. In addition, we are establishing the basis for commercial production capabilities. As with any supply program, obtaining raw materials of the correct quality cannot be guaranteed and we cannot ensure that we will be successful in this endeavor.

We have also established contract manufacturing relationships for the supply of KRX-0401 and KRX-0402.

At the time of commercial sale, to the extent possible and commercially practicable, we would seek to engage a back-up supplier for each of our product candidates. Until such time, we expect that we will rely on a single contract manufacturer to produce each of our product candidates under current Good Manufacturing Practice, or cGMP, regulations. Our third-party manufacturers have a limited number of facilities in which our product candidates can be produced and will have limited experience in manufacturing our product candidates in quantities sufficient for conducting clinical trials or for commercialization. Our third-party manufacturers will have other clients and may have other priorities that could affect their ability to perform the work satisfactorily and/or on a timely basis. Both of these occurrences would be beyond our control.

We expect to similarly rely on contract manufacturing relationships for any products that we may in-license or acquire in the future. However, there can be no assurance that we will be able to successfully contract with such manufacturers on terms acceptable to us, or at all.

Contract manufacturers are subject to ongoing periodic, unannounced inspections by the FDA, the Drug Enforcement Agency and corresponding state agencies to ensure strict compliance with cGMP and other state and federal regulations. Our contractors in Europe face similar challenges from the numerous European Union and member state regulatory agencies. We do not have control over third-party manufacturers' compliance with these regulations and standards, other than through contractual obligations.

If we need to change manufacturers, the FDA and corresponding foreign regulatory agencies must approve these new manufacturers in advance, which will involve testing and additional inspections to ensure compliance with FDA regulations and standards and may require significant lead times and delay. Furthermore, switching manufacturers may be difficult because the number of potential manufacturers is limited. It may be difficult or impossible for us to find a replacement manufacturer quickly or on terms acceptable to us, or at all.

GOVERNMENT AND INDUSTRY REGULATION

Numerous governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies, impose substantial regulations upon the clinical development, manufacture and marketing of our drug candidates, as well as our ongoing research and development activities. None of our drug candidates have been approved for sale in any market in which we have marketing rights. Before marketing in the United States, any drug that we develop must undergo rigorous pre-clinical testing and clinical trials and an extensive regulatory approval process implemented by the FDA under the Federal Food, Drug, and Cosmetic Act of 1938, as amended. The FDA regulates, among other things, the pre-clinical and clinical testing, safety, efficacy, approval, manufacturing, record keeping, adverse event reporting, packaging, labeling, storage, advertising, promotion, export, sale and distribution of biopharmaceutical products.

The regulatory review and approval process is lengthy, expensive and uncertain. We are required to submit extensive pre-clinical and clinical data and supporting information to the FDA for each indication or use to establish a drug candidate's safety and efficacy before we can secure FDA approval. The approval process takes many years, requires the expenditure of substantial resources and may involve ongoing requirements for post-marketing studies or surveillance. Before commencing clinical trials in humans, we must submit an IND to the FDA containing, among other things, pre-clinical data, chemistry, manufacturing and control information, and an investigative plan. Our submission of an IND may not result in FDA authorization to commence a clinical trial.

The FDA may permit expedited development, evaluation, and marketing of new therapies intended to treat persons with serious or life-threatening conditions for which there is an unmet medical need under its fast track drug development programs. A sponsor can apply for fast track designation at the time of submission of an IND, or at any time prior to receiving marketing approval of the NDA. To receive fast track designation, an applicant must demonstrate:

- that the drug is intended to treat a serious or life-threatening condition;
- that the drug is intended to treat a serious aspect of the condition; and
- that the drug has the potential to address unmet medical needs, and this potential is being evaluated in the planned drug development program.

The FDA must respond to a request for fast track designation within 60 calendar days of receipt of the request. Over the course of drug development, a product in a fast track development program must continue to meet the criteria for fast track designation. Sponsors of products in fast track drug development programs must be in regular contact with the reviewing division of the FDA to ensure that the evidence necessary to support marketing approval will be developed and presented in a format conducive to an efficient review. Sponsors of products in fast track drug development programs ordinarily are eligible for priority review and also may be permitted to submit portions of an NDA to the FDA for review before the complete application is submitted. In 2001, Sulonex received fast track designation.

Sponsors of drugs designated as fast track also may seek approval under the FDA's accelerated approval regulations under subpart H. Pursuant to subpart H, the FDA may grant marketing approval for a new drug product on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely, based on epidemiologic, therapeutic, pathophysiologic, or other evidence, to predict clinical benefit or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. Approval will be subject to the requirement that the applicant study the drug further to verify and describe its clinical benefit where there is uncertainty as to the relation of the surrogate endpoint to clinical benefit or uncertainty as to the relation of the observed clinical benefit to ultimate outcome. Post-marketing studies are usually underway at the time an applicant files the NDA. When required to be conducted, such post-marketing studies must also be adequate and well-controlled. The applicant must carry out any such post-marketing studies with due diligence.

In November of 2002, we announced that the FDA agreed in principal that the NDA for Sulonex may be filed under subpart H. Final approval will be based on a determination by the FDA of the safety and efficacy of Sulonex based on a surrogate endpoint. We have submitted a subpart H clinical development plan to the FDA for the clinical development of Sulonex for diabetic nephropathy.

In March 2005, we announced that we had finalized an SPA agreement with the FDA for the Phase III and Phase IV clinical trials of Sulonex. The clinical plan to support an NDA approval for Sulonex under subpart H, as agreed upon with the FDA under an SPA, consists of: (i) a single Phase III trial in patients with microalbuminuria based on the surrogate marker of regression of microalbuminuria as the primary endpoint; (ii) supportive data from previously conducted clinical studies; and (iii) substantial recruitment into our Phase IV confirmatory study that will measure clinical outcomes in patients with overt nephropathy, or macroalbuminuria.

The subpart H process is complex and requires careful execution. No assurance can be given that we will be able to meet the requirements set forth in the SPA. Even if we meet those requirements, the FDA is not obligated to grant approval of our NDA for Sulonex. If the FDA approves Sulonex for marketing on the basis of our Phase III trial, our Phase IV clinical trial may yield insufficient efficacy data or give rise to safety concerns, which could result in withdrawal of such approval or could cause us to withdraw the product from the market. Many companies who have been granted the right to utilize an accelerated approval approach have failed to obtain approval. Moreover, negative or inconclusive results from the clinical trials we hope to conduct or adverse medical events could cause us to have to repeat or terminate the clinical trials. Accordingly, we may not be able to complete the clinical trials within an acceptable time frame, if at all.

Clinical testing must meet requirements for institutional review board oversight, informed consent and good clinical practices, and must be conducted pursuant to an IND, unless exempted.

For purposes of NDA approval, clinical trials are typically conducted in the following sequential phases:

- Phase I: The drug is administered to a small group of humans, either healthy volunteers or patients, to test for safety, dosage tolerance, absorption, metabolism, excretion, and clinical pharmacology.

- Phase II: Studies are conducted on a larger number of patients to assess the efficacy of the product, to ascertain dose tolerance and the optimal dose range, and to gather additional data relating to safety and potential adverse events.
- Phase III: Studies establish safety and efficacy in an expanded patient population.
- Phase IV: The FDA may require Phase IV post-marketing studies to find out more about the drug's long-term risks, benefits, and optimal use, or to test the drug in different populations.

The length of time necessary to complete clinical trials varies significantly and may be difficult to predict. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Additional factors that can cause delay or termination of our clinical trials, or that may increase the costs of these trials, include:

- slow patient enrollment due to the nature of the clinical trial plan, the proximity of patients to clinical sites, the eligibility criteria for participation in the study or other factors;
- inadequately trained or insufficient personnel at the study site to assist in overseeing and monitoring clinical trials or delays in approvals from a study site's review board;
- longer treatment time required to demonstrate efficacy or determine the appropriate product dose;
- insufficient supply of the drug candidates;
- adverse medical events or side effects in treated patients; and
- ineffectiveness of the drug candidates.

In addition, the FDA may place a clinical trial on hold or terminate it if it concludes that subjects are being exposed to an unacceptable health risk. Any drug is likely to produce some toxicity or undesirable side effects in animals and in humans when administered at sufficiently high doses and/or for a sufficiently long period of time. Unacceptable toxicity or side effects may occur at any dose level at any time in the course of studies in animals designed to identify unacceptable effects of a drug candidate, known as toxicological studies, or clinical trials of drug candidates. The appearance of any unacceptable toxicity or side effect could cause us or regulatory authorities to interrupt, limit, delay or abort the development of any of our drug candidates and could ultimately prevent approval by the FDA or foreign regulatory authorities for any or all targeted indications.

Before receiving FDA approval to market a product, we must demonstrate that the product is safe and effective for its intended use by submitting to the FDA an NDA containing the pre-clinical and clinical data that have been accumulated, together with chemistry and manufacturing and controls specifications and information, and proposed labeling, among other things. The FDA may refuse to accept an NDA for filing if certain content criteria are not met and, even after accepting an NDA, the FDA may often require additional information, including clinical data, before approval of marketing a product.

As part of the approval process, the FDA must inspect and approve each manufacturing facility. Among the conditions of approval is the requirement that a manufacturer's quality control and manufacturing procedures conform to cGMP. Manufacturers must expend time, money and effort to ensure compliance with cGMP, and the FDA conducts periodic inspections to certify compliance. It may be difficult for our manufacturers or us to comply with the applicable cGMP and other FDA regulatory requirements. If we, or our contract manufacturers, fail to comply, then the FDA will not allow us to market products that have been affected by the failure.

If the FDA grants approval, the approval will be limited to those disease states, conditions and patient populations for which the product is safe and effective, as demonstrated through clinical studies. Further, a product may be marketed only in those dosage forms and for those indications approved in the NDA. Certain changes to an approved NDA, including, with certain exceptions, any changes to labeling, require approval of a supplemental application before the drug may be marketed as changed. Any products that we manufacture or distribute pursuant to FDA approvals are subject to continuing regulation by the FDA, including compliance with cGMP and the reporting of adverse experiences with the drugs. The nature of marketing claims that the FDA will permit us to make in the labeling and advertising of our products will be limited to those specified in an FDA approval, and the advertising of our products will be subject to comprehensive regulation by the FDA. Claims exceeding those that are approved will constitute a violation of the Federal Food, Drug, and Cosmetic Act. Violations of the Federal Food, Drug, and Cosmetic Act or regulatory requirements at any time during the product development process, approval process, or after approval may result in agency enforcement actions, including withdrawal of approval, recall, seizure of products, injunctions, fines and/or civil or criminal penalties. Any agency enforcement action could have a material adverse effect on our business.

Should we wish to market our products outside the United States, we must receive marketing authorization from the appropriate foreign regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, companies are typically required to apply for foreign marketing authorizations at a national level. However, within the European Union, registration procedures are available to companies wishing to market a product in more than one European Union member state. Typically, if the regulatory authority is satisfied that a company has presented adequate evidence of safety, quality and efficacy, then the regulatory authority will grant a marketing authorization. This foreign regulatory approval process, however, involves risks similar or identical to the risks associated with FDA approval discussed above, and therefore we cannot guarantee that we will be able to obtain the appropriate marketing authorization for any product in any particular country.

Failure to comply with applicable federal, state and foreign laws and regulations would likely have a material adverse effect on our business. In addition, federal, state and foreign laws and regulations regarding the manufacture and sale of new drugs are subject to future changes. We cannot predict the likelihood, nature, effect or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

RESEARCH AND DEVELOPMENT

Company-sponsored research and development expenses (excluding non-cash compensation and acquired in-process research and development expenses) totaled $9,805,000 in 2004, $24,182,000 in 2005, and $56,139,000 in 2006. "Other research and development expenses" consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers for clinical and laboratory development, facilities-related and other expenses relating to the design, development, testing, and enhancement of our product candidates and technologies, as well as expenses related to in-licensing of new product candidates. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview."

EMPLOYEES

As of March 1, 2007, we had 40 full- and part-time employees. None of our employees are represented by a collective bargaining agreement, and we have never experienced a work stoppage. We consider our relations with our employees to be good.

ITEM 1A. RISK FACTORS

You should carefully consider the following risks and uncertainties. If any of the following occurs, our business, financial condition or operating results could be materially harmed. These factors could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history and have incurred substantial operating losses since our inception. We expect to continue to incur losses in the future and may never become profitable.

We have a limited operating history. You should consider our prospects in light of the risks and difficulties frequently encountered by early stage companies. In addition, we have incurred operating losses since our inception and expect to continue to incur operating losses for the foreseeable future and may never become profitable. As of December 31, 2006, we had an accumulated deficit of approximately $188.2 million. As we expand our research and development efforts, we will incur increasing losses. We may continue to incur substantial operating losses even if we begin to generate revenues from our drug candidates.

We have not yet commercialized any of our drug candidates and cannot be sure we will ever be able to do so. Even if we commercialize one or more of our drug candidates, we may not become profitable. Our ability to achieve profitability depends on a number of factors, including our ability to complete our development efforts, obtain regulatory approval for our drug candidates, successfully complete any post-approval regulatory obligations and successfully commercialize our drug candidates.

Risks Associated with Our Product Development Efforts

If we are unable to successfully complete our clinical trial programs, or if such clinical trials take longer to complete than we project, our ability to execute our current business strategy will be adversely affected.

Whether or not and how quickly we complete clinical trials is dependent in part upon the rate at which we are able to engage clinical trial sites and, thereafter, the rate of enrollment of patients. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study, the existence of competitive clinical trials, and whether existing or new drugs are approved for the indication we are studying. We are aware that other companies are planning clinical trials that will seek to enroll patients with the same diseases as we are studying. In addition, one of our current trials for Sulonex is designed to continue until a pre-determined number of events have occurred to the patients enrolled. Trials such as this are subject to delays stemming from patient withdrawal and from lower than expected event rates and may also incur increased costs if enrollment is increased in order to achieve the desired number of events. If we experience delays in identifying and contracting with sites and/or in patient enrollment in our clinical trial programs, we may incur additional costs and delays in our development programs, and may not be able to complete our clinical trials on a cost-effective or timely basis. In addition, conducting multi-national studies adds another level of complexity and risk as we are subject to events affecting countries outside the United States.

Additionally, we have finalized an SPA agreement with the FDA for the Phase III and Phase IV clinical trials of Sulonex. The clinical plan to support a new drug application, or NDA, approval for Sulonex under subpart H, as agreed upon with the FDA under an SPA, consists of: (i) a single Phase III trial in patients with microalbuminuria based on the surrogate marker of regression of microalbuminuria as the primary endpoint; (ii) supportive data from previously conducted clinical studies; and (iii) substantial recruitment into our Phase IV confirmatory study that will measure clinical outcomes in patients with overt nephropathy, or macroalbuminuria. The subpart H process is complex and requires careful execution. No assurance can be given that we will be able to meet the requirements set forth in the SPA. Even if we meet those requirements, the FDA is not obligated to grant approval of our NDA for Sulonex. If the FDA approves Sulonex for marketing on the basis of our Phase III trial, our Phase IV clinical trial may yield insufficient efficacy data or give rise to safety concerns, which could result in withdrawal of such approval or could cause us to withdraw the product from the market. Many companies who have been granted the right to utilize an accelerated approval approach have failed to obtain approval. Moreover, negative or inconclusive results from the clinical trials we hope to conduct or adverse medical events could cause us to have to repeat or terminate the clinical trials. Accordingly, we may not be able to complete the clinical trials within an acceptable time frame, if at all.

If our drug candidates do not receive the necessary regulatory approvals, we will be unable to commercialize our drug candidates.

We have not received, and may never receive, regulatory approval for the commercial sale of any of our drug candidates. We will need to conduct significant additional research and human testing before we can apply for product approval with the FDA or with regulatory authorities of other countries. Pre-clinical testing and clinical development are long, expensive and uncertain processes. Satisfaction of regulatory requirements typically depends on the nature, complexity and novelty of the product and requires the expenditure of substantial resources. Data obtained from pre-clinical and clinical tests can be interpreted in different ways, which could delay, limit or prevent regulatory approval. It may take us many years to complete the testing of our drug candidates and failure can occur at any stage of this process. Negative or inconclusive results or medical events during a clinical trial could cause us to delay or terminate our development efforts.

Furthermore, interim results of preclinical or clinical studies do not necessarily predict their final results, and acceptable results in early studies might not be obtained in later studies. Drug candidates in the later stages of clinical development may fail to show the desired safety and efficacy traits despite positive results in initial clinical testing. There can be no assurance that the results from the Sulonex Phase III study will track the data from the pilot CSG Phase II study or the DiNAS Phase II study, or that the results from the Sulonex Phase IV study will yield sufficient efficacy data. Results from these earlier Sulonex studies may not be indicative of results from future clinical trials and the risk remains that the pivotal program for Sulonex may generate efficacy data that will be insufficient for the approval of the drug, or may raise safety concerns that may prevent approval of the drug. Interpretation of the prior safety data of Sulonex, or our other drug candidates, may also be flawed and there can be no assurance that safety concerns from the prior data were overlooked or misinterpreted, which in subsequent, larger studies appear and prevents approval of Sulonex or our other drugs candidates.

Clinical trials also have a high risk of failure. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. If we experience delays in the testing or approval process or if we need to perform more or larger clinical trials than originally planned, our financial results and the commercial prospects for our drug candidates may be materially impaired. In addition, we have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval in the United States and abroad and, accordingly, may encounter unforeseen problems and delays in the approval process.

Because all of our proprietary technologies are licensed to us by third parties, termination of these license agreements would prevent us from developing our drug candidates.

We do not own any of our drug candidates. We have licensed the rights, patent or otherwise, to our drugs candidates from third parties. These license agreements require us to meet development or financing milestones and impose development and commercialization due diligence requirements on us. In addition, under these agreements, we must pay royalties on sales of products resulting from licensed technologies and pay the patent filing, prosecution and maintenance costs related to the licenses. If we do not meet our obligations in a timely manner or if we otherwise breach the terms of our license agreements, our licensors could terminate the agreements, and we would lose the rights to our drug candidates. From time to time, in the ordinary course of business, we may have disagreements with our licensors or collaborators regarding the terms of our agreements or ownership of proprietary rights, which could lead to delays in the research, development and commercialization of our drug candidates or could require or result in litigation or arbitration, which would be time-consuming and expensive.

We rely on third parties to manufacture our products. If these third parties do not successfully manufacture our products, our business will be harmed.

We have limited experience in manufacturing products for clinical or commercial purposes. We intend to continue, in whole or in part, to use third parties to manufacture our products for use in clinical trials and for future sales. We may not be able to enter into future third-party contract manufacturing agreements on acceptable terms to us, if at all.

Contract manufacturers often encounter difficulties in scaling up production, including problems involving production yields, quality control and assurance, shortage of qualified personnel, compliance with FDA and foreign regulations, production costs and development of advanced manufacturing techniques and process controls. Our third-party manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required by us to successfully produce and market our drug candidates. In addition, our contract manufacturers will be subject to ongoing periodic, unannounced inspections by the FDA and corresponding foreign governmental agencies to ensure strict compliance with, among other things, current good manufacturing practices, in addition to other governmental regulations and corresponding foreign standards. We will not have control over, other than by contract, third-party manufacturers' compliance with these regulations and standards. Switching or engaging multiple manufacturers may be difficult because the number of potential manufacturers is limited and, particularly in the case of Sulonex, the process by which multiple manufacturers make the drug substance must be identical at each manufacturing facility. It may be difficult for us to find and engage replacement or multiple manufacturers quickly and on terms acceptable to us, if at all. Moreover, if we need to change manufacturers, the FDA and corresponding foreign regulatory agencies must approve these manufacturers in advance, which will involve testing and additional inspections to ensure compliance with FDA and foreign regulations and standards.

If third-party manufacturers fail to deliver the required quantities of our drug candidates on a timely basis and at commercially reasonable prices, we will not be able to commercialize our products as planned.

We have entered into a relationship with a U.S.-based contract manufacturer for Sulonex which we believe will be adequate to satisfy our current clinical supply needs. In addition, we have entered into an agreement with the same manufacturer to build a larger scale manufacturing suite within their current facility, which they will operate on our behalf. We believe this suite will be suitable to manufacture launch and initial commercialization (approximately one to three years) quantities of Sulonex. As we move forward, we plan to build additional manufacturing capacity to meet the future demands for Sulonex. As with all heparin-like compounds, the end product is highly sensitive to the manufacturing process utilized. Accordingly, as we scale-up we will need to accurately reproduce the established process on the larger scale to ensure successful commercialization of Sulonex. There can be no assurance that we will be successful in this endeavor. Additionally, as we scale-up, we have incurred, and will continue to incur, capital expenditures to enable larger scale production. Through December 31, 2006, we have spent over $8 million in capital expenditures building the current manufacturing suite.

If we are not able to obtain the raw materials required for the manufacture of our lead product candidate, Sulonex, our ability to develop and market this product candidate will be substantially harmed.

Key raw materials for Sulonex, our lead product candidate, are derived from porcine mucosa. Long-term supplies for Sulonex could be affected by limitations in the supply of porcine mucosa and the demand for other heparin products, over which we will have no control. We estimate, in part, based on the number of pigs killed worldwide and estimates of projected supplies of porcine mucosa, that there is enough potential supply of this raw material to commercialize Sulonex. If our estimates of the potential supply of this key raw material are not accurate or we cannot secure adequate amounts of the potential supply of such material, then the market potential of Sulonex will not be realized. Additionally, diseases affecting the world supply of pigs could have an actual or perceived negative impact on our ability, or the ability of our contract manufacturers, to source, make and/or sell Sulonex. Such negative impact could materially affect the commercial success of Sulonex.

If we do not establish or maintain manufacturing, drug development and marketing arrangements with third parties, we may be unable to commercialize our products.

We are an emerging company and do not possess all of the capabilities to fully commercialize our products on our own. From time to time, we may need to contract with third parties to:

- manufacture our product candidates;
- assist us in developing, testing and obtaining regulatory approval for and commercializing some of our compounds and technologies; and
- market and distribute our drug products.

We can provide no assurance that we will be able to successfully enter into agreements with such third parties on terms that are acceptable to us, if at all. If we are unable to successfully contract with third parties for these services when needed, or if existing arrangements for these services are terminated, whether or not through our actions, or if such third parties do not fully perform under these arrangements, we may have to delay, scale back or end one or more of our drug development programs or seek to develop or commercialize our products independently, which could result in delays. Furthermore, such failure could result in the termination of license rights to one or more of our products. If these manufacturing, development or marketing agreements take the form of a partnership or strategic alliance, such arrangements may provide our collaborators with significant discretion in determining the efforts and resources that they will apply to the development and commercialization of our products. Accordingly, to the extent that we rely on third parties to research, develop or commercialize our products, we are unable to control whether such products will be scientifically or commercially successful.

Our reliance on third parties, such as clinical research organizations, or CROs, may result in delays in completing, or a failure to complete, clinical trials if they fail to perform under our agreements with them.

In the course of product development, we engage CROs to conduct and manage clinical studies and to assist us in guiding our products through the FDA review and approval process. If the CROs fail to perform their obligations under our agreements with them or fail to perform clinical trials in a satisfactory manner, we may face delays in completing our clinical trials, as well as commercialization of one or more drug candidates. Furthermore, any loss or delay in obtaining contracts with such entities may also delay the completion of our clinical trials and the market approval of drug candidates.

Other Risks Related to Our Business

If we are unable to develop adequate sales, marketing or distribution capabilities or enter into agreements with third parties to perform some of these functions, we will not be able to commercialize our products effectively.

In the event Sulonex is approved by the FDA, we currently plan to conduct our own sales and marketing effort to support the drug, and we may adopt this strategy with respect to future drug products. We currently have no experience in sales, marketing or distribution. To directly market and distribute any products, we must build a sales and marketing organization with appropriate technical expertise and distribution capabilities. We may attempt to build such a sales and marketing organization on our own or with the assistance of a contract sales organization. For some market opportunities, we may need to enter into co-promotion or other licensing arrangements with larger pharmaceutical or biotechnology firms in order to increase the commercial success of our products. We may not be able to establish sales, marketing and distribution capabilities of our own or enter into such arrangements with third parties in a timely manner or on acceptable terms. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and some or all of the revenues we receive will depend upon the efforts of third parties, and these efforts may not be successful. Additionally, building marketing and distribution capabilities may be more expensive than we anticipate, requiring us to divert capital from other intended purposes or preventing us from building our marketing and distribution capabilities to the desired levels.

Even if we obtain FDA approval to market our drug products, if they fail to achieve market acceptance, we will never record meaningful revenues.

Even if our products are approved for sale, they may not be commercially successful in the marketplace. Market acceptance of our drug products will depend on a number of factors, including:

- perceptions by members of the health care community, including physicians, of the safety and efficacy of our product candidates;
- the rates of adoption of our products by medical practitioners and the target populations for our products;
- the potential advantages that our products offer over existing treatment methods;
- the cost-effectiveness of our products relative to competing products;
- the availability of government or third-party payor reimbursement for our products;
- the side effects or unfavorable publicity concerning our products or similar products; and
- the effectiveness of our sales, marketing and distribution efforts.

Because we expect sales of our products, if approved, to generate substantially all of our revenues in the long-term, the failure of our drugs to find market acceptance would harm our business and could require us to seek additional financing or other sources of revenue.

If our competitors develop and market products that are less expensive, more effective or safer than our drug products, our commercial opportunities may be reduced or eliminated.

The pharmaceutical industry is highly competitive. Our competitors include pharmaceutical companies and biotechnology companies, as well as universities and public and private research institutions. In addition, companies that are active in different but related fields represent substantial competition for us. Many of our competitors have significantly greater capital resources, larger research and development staffs and facilities and greater experience in drug development, regulation, manufacturing and marketing than we do. These organizations also compete with us to recruit qualified personnel, attract partners for joint ventures or other collaborations, and license technologies that are competitive with ours. As a result, our competitors may be able to more easily develop technologies and products that could render our drug products obsolete or noncompetitive. To compete successfully in this industry we must identify novel and unique drugs or methods of treatment and then complete the development of those drugs as treatments in advance of our competitors.

The drugs that we are attempting to develop will have to compete with existing therapies. In addition, our commercial opportunities may be reduced or eliminated if our competitors develop and market products that are less expensive, more effective or safer than our drug products. Other companies have drug candidates in various stages of pre-clinical or clinical development to treat diseases for which we are also seeking to discover and develop drug products. Some of these potential competing drugs are further advanced in development than our drug candidates and may be commercialized earlier. Even if we are successful in developing effective drugs, our products may not compete successfully with products produced by our competitors.

If we lose our key personnel or are unable to attract and retain additional personnel, our operations could be disrupted and our business could be harmed.

As of March 1, 2007, we had 40 full and part-time employees. To successfully develop our drug candidates, we must be able to attract and retain highly skilled personnel. In addition, if we lose the services of our current personnel, in particular, Michael S. Weiss, our Chairman and Chief Executive Officer, our ability to continue to execute on our business plan could be materially impaired. Although we have an employment agreement with Mr. Weiss, this agreement does not prevent him from terminating his employment with us.

Any acquisitions we make may require a significant amount of our available cash and may not be scientifically or commercially successful.

As part of our business strategy, we may effect acquisitions to obtain additional businesses, products, technologies, capabilities and personnel. If we make one or more significant acquisitions in which the consideration includes cash, we may be required to use a substantial portion of our available cash.

Acquisitions involve a number of operational risks, including:

- difficulty and expense of assimilating the operations, technology and personnel of the acquired business;
- our inability to retain the management, key personnel and other employees of the acquired business;
- our inability to maintain the acquired company's relationship with key third parties, such as alliance partners;
- exposure to legal claims for activities of the acquired business prior to the acquisition;
- the diversion of our management's attention from our core business; and
- the potential impairment of goodwill and write-off of in-process research and development costs, adversely affecting our reported results of operations.

The status of reimbursement from third-party payors for newly approved health care drugs is uncertain and failure to obtain adequate reimbursement could limit our ability to generate revenue.

Our ability to commercialize pharmaceutical products may depend, in part, on the extent to which reimbursement for the products will be available from:

- government and health administration authorities;
- private health insurers;
- managed care programs; and
- other third-party payors.

Significant uncertainty exists as to the reimbursement status of newly approved health care products. Third-party payors, including Medicare, are challenging the prices charged for medical products and services. Government and other third-party payors increasingly are attempting to contain health care costs by limiting both coverage and the level of reimbursement for new drugs and by refusing, in some cases, to provide coverage for uses of approved products for disease indications for which the FDA has not granted labeling approval. Third-party insurance coverage may not be available to patients for our products. If government and other third-party payors do not provide adequate coverage and reimbursement levels for our products, their market acceptance may be reduced. In particular, we are currently projecting that the price of Sulonex will be at a significant premium to the currently marketed products that are approved for the treatment of diabetic nephropathy. The inability to obtain adequate reimbursement for Sulonex would limit our ability to generate revenue and prevent us from realizing the market potential of Sulonex.

Health care reform measures could adversely affect our business.

The business and financial condition of pharmaceutical and biotechnology companies are affected by the efforts of governmental and third-party payors to contain or reduce the costs of health care. In the United States and in foreign jurisdictions there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the health care system, such as proposals relating to the reimportation of drugs into the U.S. from other countries (where they are then sold at a lower price) and government control of prescription drug pricing. The pendency or approval of such proposals could result in a decrease in our stock price or limit our ability to raise capital or to obtain strategic partnerships or licenses.

We face product liability risks and may not be able to obtain adequate insurance.

The use of our drug candidates in clinical trials, the future sale of any approved drug candidates and new technologies, and the sale of Accumin, exposes us to liability claims. Although we are not aware of any historical or anticipated product liability claims against us, if we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to cease clinical trials of our drug candidates or limit commercialization of any approved products.

We believe that we have obtained sufficient product liability insurance coverage for our clinical trials and the sale of Accumin. We intend to expand our insurance coverage to include the commercial sale of any approved products if marketing approval is obtained; however, insurance coverage is becoming increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost. We also may not be able to obtain additional insurance coverage that will be adequate to cover product liability risks that may arise. Regardless of merit or eventual outcome, product liability claims may result in:

- decreased demand for a product;
- injury to our reputation;
- our inability to continue to develop a drug candidate;
- withdrawal of clinical trial volunteers; and
- loss of revenues.

Consequently, a product liability claim or product recall may result in losses that could be material.

In connection with providing our clinical trial management and site recruitment services, we may be exposed to liability that could have a material adverse effect on our financial condition and results of operations.

The Online Collaborative Oncology Group, Inc., or OCOG, a subsidiary we acquired through our acquisition of ACCESS Oncology, provides clinical trial management and site recruitment services to us as well as other biotechnology and pharmaceutical companies. In conducting the activities of OCOG, any failure on our part to comply with applicable governmental regulations or contractual obligations could expose us to liability to our clients and could have a material adverse effect on us. We also could be held liable for errors or omissions in connection with the services we perform. In addition, the wrongful or erroneous delivery of health care information or services may expose us to liability. If we were required to pay damages or bear the costs of defending any such claims, the losses could be material.

Our corporate compliance efforts cannot guarantee that we are in compliance with all potentially applicable regulations.

The development, manufacturing, pricing, sales, and reimbursement of our products, together with our general operations, are subject to extensive regulation by federal, state and other authorities within the United States and numerous entities outside of the United States. We are a relatively small company with 40 full and part-time employees. We also have significantly fewer employees than many other companies that have a product candidate in late-stage clinical development, and we rely heavily on third parties to conduct many important functions. While we believe that our corporate compliance program is sufficient to ensure compliance with applicable regulations, we cannot assure you that we are or will be in compliance with all potentially applicable regulations. If we fail to comply with any of these regulations we could be subject to a range of regulatory actions, including suspension or termination of clinical trials, the failure to approve a product candidate, restrictions on our products or manufacturing processes, withdrawal of products from the market, significant fines, or other sanctions or litigation.

Risks Related to Our Financial Condition

Our current cash, cash equivalents and investment securities may not be adequate to support our operations for approximately the next 18 to 24 months as we have estimated.

We believe that our $125.6 million in cash, cash equivalents, interest receivable and investment securities as of December 31, 2006 will be sufficient to enable us to meet our planned operating needs and capital expenditures for approximately the next 18 to 24 months. Our forecast of the period of time through which our cash, cash equivalents, interest receivable and investment securities will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties. The actual amount of funds we will need to operate is subject to many factors, some of which are beyond our control. These factors include the following:

- the timing of completion and results from clinical trials for our drug candidates, especially Sulonex;
- the timing of expenses associated with manufacturing and product development of the proprietary drug candidates within our portfolio and those that may be in-licensed, partnered or acquired;
- the timing of the in-licensing, partnering and acquisition of new product opportunities;
- the progress of the development efforts of parties with whom we have entered, or may enter, into research and development agreements;
- our ability to achieve our milestones under our licensing arrangements; and
- the costs involved in prosecuting and enforcing patent claims and other intellectual property rights.

If we are unable to obtain additional funds on terms favorable to us, or at all, our business would be harmed.

We expect to use, rather than generate, funds from operations for the foreseeable future. Based on our current plans, we believe our existing cash, cash equivalents, interest receivable and investment securities will be sufficient to fund our operating expenses and capital requirements for approximately the next 18 to 24 months; however, the actual amount of funds that we will need prior to or after that date will be determined by many factors, some of which are beyond our control. As a result, we may need funds sooner or in different amounts than we currently anticipate, depending upon:

- the timing of completion and results from clinical trials for our drug candidates, especially Sulonex;
- the progress of our development activities;
- the progress of our research activities;
- the number and scope of our development programs;
- the costs associated with commercialization activities, including manufacturing, marketing and sales;
- our ability to establish and maintain current and new licensing or acquisition arrangements;
- our ability to achieve our milestones under our licensing arrangements;
- the costs involved in enforcing patent claims and other intellectual property rights; and
- the costs and timing of regulatory approvals.

If our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds. If we are unable to obtain additional funds on terms favorable to us or at all, we may be required to cease or reduce our operating activities or sell or license to third parties some or all of our intellectual property. If we raise additional funds by selling additional shares of our capital stock, the ownership interests of our stockholders will be diluted. If we need to raise additional funds through the sale or license of our intellectual property, we may be unable to do so on terms favorable to us.

Our prior restructurings may result in additional Israeli-related liabilities.

In July 2003, our Israeli subsidiary vacated its Jerusalem facility, after giving advance notice to the landlord. On May 1, 2005, the landlord of the Jerusalem facility filed suit in Israel claiming that we were liable as a result of the alleged breach of the lease agreement by our subsidiary. The amount demanded by the landlord totals 4,345,313 New Israeli Shekels, or approximately $1,032,000, and includes rent for the entire remaining term of the lease, as well as property taxes and other costs allegedly incurred by the landlord. In August 2003, the landlord claimed a bank deposit, in the amount of $222,000, which was previously provided as security in connection with the lease agreement. We intend to vigorously defend the suit. In July 2005, Keryx (Israel) Ltd. and Keryx Biomedical Technologies Ltd. filed an answer to the landlord's complaint. In October 2005, Keryx filed an answer to the landlord's complaint. Generally, each answer challenges the merits of the landlord's cause of action as to each defendant. All defendants, except Keryx (Israel) Ltd., have also filed a motion to dismiss the complaint. The plaintiff has filed a response to each answer. At this time, the Circuit Court of Jerusalem has not issued a decision with respect to the motion to dismiss. A hearing on a motion by Keryx Biopharmaceuticals, Inc. to vacate service of process outside of Israel was held in June 2006. In October 2006, the Circuit Court of Jerusalem held that the service of process on Keryx was valid. We appealed this determination and the appeal is currently pending. To date, we have not yet recorded a charge to reflect any potential liability associated with this lawsuit as it is too early to accurately estimate the amount of the charge, if any.

In September 2001, one of our Israeli subsidiaries received the status of an "Approved Enterprise," a status which grants certain tax benefits in Israel in accordance with the "Law for the Encouragement of Capital Investments, 1959." Through December 31, 2003, our Israeli subsidiary, which ceased operations in 2003, has received tax benefits in the form of exemptions of approximately $744,000 as a result of our subsidiary's status as an "Approved Enterprise." As part of the restructuring implemented during 2003, we closed down our Jerusalem laboratory facility. In October 2003, the subsidiary received a letter from the Israeli Ministry of Industry and Trade that its Approved Enterprise status was cancelled as of July 2003 and that past benefits would not need to be repaid. The Israeli tax authorities have yet to confirm this position; however, we believe that, based on the letter received from the Ministry of Industry and Trade, it is unlikely that past benefits will need to be repaid, and therefore, we have not recorded any charge with respect to this potential liability. There can be no assurances that the Israeli tax authorities will confirm this position. As a result, we may be liable to repay some or all of the tax benefits received to date, which could adversely affect our cash flow and results of operations.

We are party to a motion filed by AusAm Biotechnologies, Inc. in Bankruptcy Court that may result in us making an additional payment to AusAm Biotechnologies, Inc.

We acquired the assets of the diagnostics business of AusAm Biotechnologies, Inc., a debtor in a pending Chapter 11 bankruptcy proceedings, in a court-approved transaction. Subsequent to the closing, disputes arose between the debtor and Keryx relating to the determination of the purchase consideration under the acquisition agreement. On July 31, 2006, the debtor filed a motion purporting to seek to enforce the terms of the acquisition agreement and alleging damages in the amount of $818,145. The parties have agreed to a settlement in principle of the matter, subject to documentation and Bankruptcy Court approval, pursuant to which Keryx will pay AusAm approximately $110,000.

Risks Related to Our Intellectual Property

If we are unable to adequately protect our intellectual property, third parties may be able to use our intellectual property, which could adversely affect our ability to compete in the market.

Our commercial success will depend in part on our ability and the ability of our licensors to obtain and maintain patent protection on our drug products and technologies and successfully defend these patents against third-party challenges. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. Accordingly, the patents we use may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative drug products or technologies or design around our patented drug products and technologies. The patents we use may be challenged or invalidated or may fail to provide us with any competitive advantage.

We rely on trade secrets to protect our intellectual property where we believe patent protection is not appropriate or obtainable. Trade secrets are difficult to protect. While we require our employees, collaborators and consultants to enter into confidentiality agreements, this may not be sufficient to adequately protect our trade secrets or other proprietary information. In addition, we share ownership and publication rights to data relating to some of our drug products and technologies with our research collaborators and scientific advisors. If we cannot maintain the confidentiality of this information, our ability to receive patent protection or protect our trade secrets or other proprietary information will be at risk.

Litigation or third-party claims of intellectual property infringement could require us to spend substantial time and money defending such claims and adversely affect our ability to develop and commercialize our products.

Third parties may assert that we are using their proprietary intellectual property without authorization. In addition, third parties may have or obtain patents in the future and claim that our drug products or technologies infringe their patents. If we are required to defend against patent suits brought by third parties, or if we sue third parties to protect our patent rights, we may be required to pay substantial litigation costs, and our management's attention may be diverted from operating our business. In addition, any legal action against our licensors or us that seeks damages or an injunction of our commercial activities relating to our drug products or technologies could subject us to monetary liability and require our licensors or us to obtain a license to continue to use our drug products or technologies. We cannot predict whether our licensors or we would prevail in any of these types of actions or that any required license would be made available on commercially acceptable terms, if at all.

Risks Related to Our Common Stock

Future sales or other issuances of our common stock could depress the market for our common stock.

Sales of a substantial number of shares of our common stock, or the perception by the market that those sales could occur, could cause the market price of our common stock to decline or could make it more difficult for us to raise funds through the sale of equity in the future. On December 30, 2005, we filed with the SEC a shelf registration statement on Form S-3, that was declared effective by the SEC on January 13, 2006, providing for the offering of up to $150 million of our common stock. Following our registered direct offering of common stock to two institutional investors that was completed in March 2006, there remains approximately $67 million available for sale on this shelf registration statement. Future sales pursuant to this registration statement could depress the market for our common stock.

If we make one or more significant acquisitions in which the consideration includes stock or other securities, our stockholders may be significantly diluted. We may be required to issue up to 3,372,422 shares of our common stock to former stockholders of ACCESS Oncology upon the achievement of certain milestones. In addition, we may enter into arrangements with third parties permitting us to issue shares of common stock in lieu of certain cash payments upon the achievement of milestones.

Our stock price can be volatile, which increases the risk of litigation, and may result in a significant decline in the value of your investment.

The trading price of our common stock is likely to be highly volatile and subject to wide fluctuations in price in response to various factors, many of which are beyond our control. These factors include:

- developments concerning our drug candidates;
- announcements of technological innovations by us or our competitors;
- introductions or announcements of new products by us or our competitors;
- announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
- changes in financial estimates by securities analysts;
- actual or anticipated variations in quarterly operating results;
- expiration or termination of licenses, research contracts or other collaboration agreements;
- conditions or trends in the regulatory climate and the biotechnology and pharmaceutical industries;
- changes in the market valuations of similar companies; and
- additions or departures of key personnel.

In addition, equity markets in general, and the market for biotechnology and life sciences companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies traded in those markets. These broad market and industry factors may materially affect the market price of our common stock, regardless of our development and operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management's attention and resources, which could seriously harm our business.

Certain anti-takeover provisions in our charter documents and Delaware law could make a third-party acquisition of us difficult. This could limit the price investors might be willing to pay in the future for our common stock.

Provisions in our amended and restated certificate of incorporation and bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, or control us. These factors could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Our amended and restated certificate of incorporation allows us to issue preferred stock with rights senior to those of the common stock. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock or could adversely affect the rights and powers, including voting rights, of such holders. In certain circumstances, such issuance could have the effect of decreasing the market price of our common stock. Our amended and restated bylaws eliminate the right of stockholders to call a special meeting of stockholders, which could make it more difficult for stockholders to effect certain corporate actions. Any of these provisions could also have the effect of delaying or preventing a change in control.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES.

Our corporate and executive office is located in New York, New York. Our New York facility consists of approximately 11,700 square feet of leased space at 750 Lexington Avenue, New York, New York 10022. We are also currently leasing approximately 6,000 square feet of space in the San Francisco, California area, to accommodate our oncology group.

ITEM 3. LEGAL PROCEEDINGS.

We, and our subsidiaries, are not a party to, and our property is not the subject of, any material pending legal proceedings, other than as noted below.

In July 2003, Keryx (Israel) Ltd., one of our Israeli subsidiaries, vacated its Jerusalem facility, after giving advance notice to RMPA Properties Ltd., the landlord. On May 1, 2005, the landlord filed suit in the Circuit Court of Jerusalem in Jerusalem, Israel, claiming that Keryx (Israel) Ltd., among other parties, was liable as a result of the alleged breach of the lease agreement. In addition to Keryx (Israel) Ltd., the landlord brought suit against Keryx Biomedical Technologies Ltd., another of our Israeli subsidiaries, Keryx Biopharmaceuticals, Inc., Michael S. Weiss, our Chairman and Chief Executive Officer, and Robert Trachtenberg, a former employee of Keryx. The amount demanded by the landlord totals 4,345,313 New Israeli Shekels, or approximately $1,032,000, and includes rent for the entire remaining term of the lease, as well as property taxes and other costs allegedly incurred by the landlord. In August 2003, the landlord claimed a bank deposit, in the amount of $222,000, which was previously provided as security in connection with the lease agreement. We intend to vigorously defend the suit. In July 2005, Keryx (Israel) Ltd. and Keryx Biomedical Technologies Ltd. filed an answer to the landlord's complaint. In October 2005, Keryx Biopharmaceuticals, Inc. filed an answer to the landlord's complaint. Generally, each answer challenges the merits of the landlord's cause of action as to each defendant. All defendants, except Keryx (Israel) Ltd., have filed a motion to dismiss the complaint. The plaintiff has filed a response to each answer. At this time, the Circuit Court of Jerusalem has not issued a decision with respect to the motion to dismiss. A hearing on a motion by Keryx Biopharmaceuticals, Inc. and Michael S. Weiss to vacate service of process outside of Israel was held in June 2006. In October 2006, the Circuit Court of Jerusalem held that the service of process on Keryx Biopharmaceuticals, Inc. was valid. We appealed this determination and the appeal is currently pending. The Circuit Court of Jerusalem held that the service of process on Michael S. Weiss was invalid. Consequently, the Circuit Court of Jerusalem dismissed the suit against Mr. Weiss. To date, we have not yet recorded a charge to reflect any potential liability associated with this lawsuit, as it is too early to accurately estimate the amount of the charge, if any.

In April 2006, we acquired the assets of the diagnostics business of AusAm Biotechnologies, Inc., a debtor in a pending Chapter 11 proceeding, in a court-approved transaction. Subsequent to the closing, disputes arose between the debtor and Keryx relating to the determination of the purchase consideration under the acquisition agreement. On July 31, 2006, the debtor filed a motion purporting to seek to enforce the terms of the acquisition agreement and alleging damages in the amount of $818,145. (In re: AusAm Biotechnologies, Inc., Chapter 11 Case No. 06-10214 (RDD) (Bankr. S.D.N.Y.)). Keryx opposed the motion and asserted a counterclaim alleging fraud in connection with the acquisition. The parties have agreed to a settlement in principle of the matter, subject to documentation and Bankruptcy Court approval, pursuant to which Keryx will pay AusAm approximately $110,000.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

We did not submit any matters to a vote of our security holders, through the solicitation of proxies or otherwise, during the fourth quarter of 2006.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock is listed on the Nasdaq Global Market and trades under the symbol "KERX." Trading of our common stock commenced on July 28, 2000, following the completion of our initial public offering.

The following table sets forth the high and low closing sale prices of our common stock for the periods indicated.

Fiscal Year Ended December 31, 2006		High		Low
Fourth Quarter	$	14.77	$	11.96
Third Quarter	$	14.84	$	9.60
Second Quarter	$	18.19	$	12.54
First Quarter	$	19.16	$	14.95

Fiscal Year Ended December 31, 2005		High		Low
Fourth Quarter	$	17.90	$	13.09
Third Quarter	$	17.71	$	13.23
Second Quarter	$	14.49	$	11.74
First Quarter	$	15.38	$	10.77

Holders

The number of record holders of our common stock as of March 8, 2007 was 37.

Dividends

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2006, regarding the securities authorized for issuance under our equity compensation plans, consisting of the 1999 Stock Option Plan, as amended, the 2000 Stock Option Plan, as amended, the Non-Plan, the 2002 CEO Incentive Stock Option Plan, the 2004 President Incentive Plan, the 2004 Long-Term Incentive Plan, and the 2006 CFO Incentive Plan.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	7,187,056	$ 9.09	152,158
Equity compensation plans not approved by security holders	3,562,657	$ 5.48	--
Total	10,749,713	$ 7.90	152,158

For information about all of our equity compensation plans, see Note 7 to our Consolidated Financial Statements included in this report.

COMMON STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return on our common stock for the period from December 31, 2001 through December 31, 2006, with the cumulative total return over such period on (i) the United States Index of the Nasdaq Stock Market and (ii) the Biotechnology Index of the Nasdaq Stock Market. The graph assumes an investment of $100 on December 31, 2001, in our common stock (at the closing market price) and in each of the indices listed above, and assumes the reinvestment of all dividends. Measurement points are December 31 of each year.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Keryx Biopharmaceuticals, Inc., The NASDAQ Composite Index
And The NASDAQ Biotechnology Index
$250
$200
$150
$100
$50
$0
12/01
12/02
12/03
12/04
12/05
12/06
Keryx Biopharmaceuticals, Inc.
NASDAQ Composite
NASDAQ Biotechnology
* $100 invested on 12/31/01 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

ITEM 6. SELECTED FINANCIAL DATA.

The following Statement of Operations Data for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, and Balance Sheet Data as of December 31, 2006, 2005, 2004, 2003 and 2002, as set forth below are derived from our audited consolidated financial statements. This financial data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data."

	Years ended December 31,				
(in thousands, except per share data)	**2006**	**2005**	**2004**	**2003**	**2002**
Statement of Operations Data:					
Revenue:					
Diagnostic revenue	**$ 103**	$ --	$ --	$ --	$ --
Service revenue	**431**	574	809	--	--
Total revenue	**534**	574	809	--	--
Operating expenses:					
Cost of diagnostics sold	**140**	--	--	--	--
Cost of services	**390**	819	835	--	--
Research and development:					
Non-cash compensation	**6,504**	594	413	(486)	(1,382)
Non-cash acquired in-process research and development	**--**	--	18,800	--	--
Other research and development	**56,139**	24,182	9,805	5,996	9,523
Total research and development	**62,643**	24,776	29,018	5,510	8,141
Selling, general and administrative:					
Non-cash compensation	**8,408**	775	1,087	188	(4)
Other selling, general and administrative	**9,110**	3,416	3,581	3,684	4,108
Total selling, general and administrative	**17,518**	4,191	4,668	3,872	4,104
Total operating expenses	**80,691**	29,786	34,521	9,382	12,245
Operating loss	**(80,157)**	(29,212)	(33,712)	(9,382)	(12,245)
Other income (expense):					
Interest and other income, net	**6,393**	2,317	770	247	513
Income taxes	**--**	--	(1)	27	(51)
Net loss	**$ (73,764)**	$ (26,895)	$ (32,943)	$ (9,108)	$ (11,783)
Net loss per common share					
Basic and diluted	**$ (1.76)**	$ (0.78)	$ (1.10)	$ (0.43)	$ (0.59)

(in thousands)	As of December 31, 2006	2005	2004	2003	2002
Balance Sheet Data:					
Cash, cash equivalents, interest receivable and investment securities	**$125,610**	$100,733	$ 49,878	$ 31,414	$24,131
Working capital	**102,774**	83,890	46,538	30,982	22,350
Total assets	**140,313**	105,097	50,862	32,223	29,103
Other liabilities	**294**	322	92	--	256
Contingent equity rights	**4,004**	4,004	4,004	--	--
Total stockholders' equity	**123,821**	94,678	42,804	31,226	26,330

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis contains forward-looking statements about our plans and expectations of what may happen in the future. Forward-looking statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, and our results could differ materially from the results anticipated by our forward-looking statements as a result of many known or unknown factors, including, but not limited to, those factors discussed in "Item 1A. Risk Factors." See also the "Special Cautionary Notice Regarding Forward-Looking Statements" set forth at the beginning of this report.

You should read the following discussion and analysis in conjunction with "Item 6. Selected Financial Data," "Item 8. Financial Statements and Supplementary Data," and our consolidated financial statements beginning on page F-1 of this report.

Overview

We are a biopharmaceutical company focused on the acquisition, development and commercialization of medically important, novel pharmaceutical products for the treatment of life-threatening diseases, including diabetes and cancer. Our lead compound under development is Sulonex™ (sulodexide), which we previously referred to as KRX-101, a first-in-class, oral heparinoid compound for the treatment of diabetic nephropathy, a life-threatening kidney disease caused by diabetes. Sulonex is in a pivotal Phase III and Phase IV clinical program under an SPA with the FDA. Additionally, we are developing Zerenex™, an oral, inorganic, iron-based compound that has the capacity to bind to phosphorous and form non-absorbable complexes. Zerenex is currently in Phase II clinical development for the treatment of hyperphosphatemia (elevated phosphate levels) in patients with ESRD. We are also developing clinical-stage oncology compounds, including KRX-0401, a novel, first-in-class, oral anti-cancer agent that modulates Akt, a protein in the body associated with tumor survival and growth, and a number of other key signal transduction pathways, including the JNK and MAPK pathways, which are pathways associated with programmed cell death, cell growth, cell differentiation and cell survival. KRX-0401 is currently in Phase II clinical development for multiple tumor types. We also have an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. To date, we have not received approval for the sale of any of our drug candidates in any market and, therefore, have not generated any revenues from our drug candidates.

We are a development stage company and have no drug product sales to date. Our major sources of working capital have been proceeds from various private placements of equity securities, option and warrant exercises, and from public offerings of our common stock. We have devoted substantially all of our efforts to the identification, in-licensing and development of drug candidates. We have incurred negative cash flow from operations each year since our inception. We anticipate incurring negative cash flows from operating activities for the foreseeable future. We have spent, and expect to continue to spend, substantial amounts in connection with implementing our business strategy, including our product development efforts, our clinical trials and in-licensing and acquisition activities.

Our service revenues consist entirely of clinical trial management and site recruitment services. Revenues from providing these services are recognized as the services are provided. Deferred revenue is recorded when we receive a deposit or prepayment for services to be performed at a later date.

Our diagnostic revenue is based on the sale of a diagnostic product for the direct measurement of total, intact urinary albumin. Diagnostic revenue is recognized when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer and collection from the customer is reasonably assured.

We have not earned any revenues from the commercial sale of any of our drug candidates.

Our cost of services consist of all costs specifically associated with our clinical trial management and site recruitment client programs such as salaries, benefits paid to personnel, payments to third-party vendors and other support facilities associated with delivering services to our clients. Cost of services are recognized as services are performed.

Our cost of diagnostics sold consist specifically of costs associated with the manufacture of the diagnostic products such as payments to third-party vendors, material costs and other support facilities associated with delivering of the diagnostics to our customers. Cost of diagnostics sold are recognized as diagnostic revenue is recognized.

Our research and development expenses consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers for clinical and laboratory development, facilities-related and other expenses relating to the design, development, testing, and enhancement of our drug candidates and technologies, as well as expenses related to in-licensing of new product candidates. We expense our research and development costs as they are incurred. Other research and development expenses, which excludes non-cash compensation and acquired in-process research and development expenses, for the years ended December 31, 2006, 2005 and 2004 were $56,139,000, $24,182,000, and $9,805,000, respectively.

The following table sets forth the other research and development expenses per project, for the periods presented.

	Years ended December 31,			
	2006	**2005**	**2004**	**Amounts accumulated during the development stage**
Sulonex	**$ 41,533,000**	$ 16,075,000	$ 6,064,000	$ 71,812,000
KRX-0401	**8,508,000**	5,394,000	2,230,000	16,132,000
Other clinical stage compounds	**3,941,000**	1,593,000	623,000	6,157,000
Other	**2,157,000**	1,120,000	888,000	25,932,000
Total	**$ 56,139,000**	$ 24,182,000	$ 9,805,000	$ 120,033,000

Our general and administrative expenses consist primarily of salaries and related expenses for executive, finance and other administrative personnel, recruitment expenses, professional fees and other corporate expenses, including investor relations, general legal activities and facilities-related expenses.

Our results of operations include non-cash compensation expense as a result of the grants of stock options and warrants. Compensation expense for awards of options granted to employees and directors represents the fair value of the award recorded over the respective vesting periods of the individual stock options. The expense is included in the respective categories of expense in the statements of operations. For awards of options and warrants to consultants and other third-parties, compensation expense is determined at the "measurement date." The expense is recognized over the vesting period of the award. Until the measurement date is reached, the total amount of compensation expense remains uncertain. We record compensation expense based on the fair value of the award at the reporting date. These awards are then revalued, or the total compensation is recalculated based on the then current fair value, at each subsequent reporting date. We expect to continue to incur significant non-cash compensation as a result of Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment" ("SFAS No. 123R"), which we adopted on January 1, 2006. In addition, because some of the options and warrants issued to employees, consultants and other third-parties either do not vest immediately or vest upon the achievement of certain milestones, the total expense is uncertain.

For periods presented prior to our adoption of SFAS No. 123R, compensation expense for fixed award options and warrants granted to employees and directors represents the intrinsic value (the difference between the stock price of the common stock and the exercise price of the options or warrants) of the options and warrants at the date of grant. For variable awards, we considered the difference between the stock price at reporting date and the exercise price, in the case where a measurement date has not been reached. The compensation cost was recorded over the respective vesting periods of the individual stock options and warrants. The expense was included in the respective categories of expense in the statement of operations.

Our ongoing clinical trials will be lengthy and expensive. Even if these trials show that our drug candidates are effective in treating certain indications, there is no guarantee that we will be able to record commercial sales of any of our drug candidates in the near future. In addition, we expect losses to continue as we continue to fund in-licensing and development of new drug candidates. As we continue our development efforts, we may enter into additional third-party collaborative agreements and may incur additional expenses, such as licensing fees and milestone payments. In addition, we will need to establish the commercial infrastructure required to manufacture, market and sell our drug candidates following approval, if any, by the FDA, which would result in us incurring additional expenses. As a result, our quarterly results may fluctuate and a quarter-by-quarter comparison of our operating results may not be a meaningful indication of our future performance.

RESULTS OF OPERATIONS

Years Ended December 31, 2006 and 2005

Diagnostic Revenue. Diagnostic revenue for the year ended December 31, 2006 was $103,000 as compared to no diagnostic revenue for the year ended December 31, 2005. Diagnostic revenue for the year ended December 31, 2006 was a result of our acquisition of Accumin during the second quarter of 2006. We do not expect our diagnostic revenue to have a material impact on our financial results during the next fiscal year.

Service Revenue. Service revenue decreased by $143,000 to $431,000 for the year ended December 31, 2006, as compared to service revenue of $574,000 for the year ended December 31, 2005. The decrease in service revenue was primarily due to the timing of services performed in accordance with our service contracts. We do not expect our service revenue to have a material impact on our financial results during the next fiscal year.

Cost of Diagnostics Sold Expense. Cost of diagnostics sold expense for the year ended December 31, 2006 was $140,000 as compared to no cost of diagnostics sold expense for the year ended December 31, 2005. Cost of diagnostics sold expense for the year ended December 31, 2006 was a result of our acquisition of Accumin during the second quarter of 2006. We do not expect our cost of diagnostics sold expense to have a material impact on our financial results during the next fiscal year.

Cost of Services Expense. Cost of services expense decreased by $429,000 to $390,000 for the year ended December 31, 2006, as compared to an expense of $819,000 for the year ended December 31, 2005. The decrease in cost of services was primarily due to a reduction in the amount of time necessary to service client contracts, as well as the timing of services performed in accordance with our service contracts. We do not expect our cost of service expense to have a material impact on our financial results during the next fiscal year.

Non-Cash Compensation Expense (Research and Development). Non-cash compensation expense related to stock option grants was $6,504,000 for the year ended December 31, 2006, as compared to an expense of $594,000 for the year ended December 31, 2005. The increase in non-cash compensation expense was due primarily to a $5,963,000 increase in expense related to the adoption of SFAS No. 123R on January 1, 2006. For the years ended December 31, 2006, and 2005, expenses of $502,000 and $464,000, respectively, were due to the adjustment to fair market value under EITF 96-18 "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," or EITF 96-18, of previously-issued options to consultants.

Other Research and Development Expenses. Other research and development expenses increased by $31,957,000 to $56,139,000 for the year ended December 31, 2006, as compared to an expense of $24,182,000 for the year ended December 31, 2005. The increase in other research and development expenses was due primarily to a $25,458,000 increase in expenses related to our Sulonex pivotal Phase III and Phase IV clinical program, which includes one-half, or $1,000,000, of a one-time bonus to our Chief Executive Officer pursuant to his employment agreement for the achievement of a corporate milestone, and a $5,462,000 increase in expenses related to our other clinical compounds, including a $500,000 milestone expense relating to Zerenex and a $600,000 expense relating to the in-licensing of KRX-0601.

We expect our other research and development costs to increase over the next year as a result of the pivotal Phase III and Phase IV clinical program for Sulonex and the expansion of the clinical program for KRX-0401, as well as possible development programs for our other drug candidates.

Non-Cash Compensation Expense (Selling, General and Administrative). Non-cash compensation expense related to stock option and restricted stock grants was $8,408,000 for the year ended December 31, 2006, as compared to an expense of $775,000 for the year ended December 31, 2005. The increase in non-compensation expense was due primarily to a $5,704,000 increase in expense related to the adoption of SFAS No. 123R on January 1, 2006. In addition, modifications made by the Board of Directors of the vesting and exercisability of certain grants during the second and third quarters resulted in additional expense of $1,803,000 for the year ended December 31, 2006. For the years ended December 31, 2006, and 2005, expenses of $475,000 and $306,000, respectively, were due to the adjustment to fair market value under EITF 96-18 of previously-issued options to consultants. Expenses during the year ended December 31, 2006 of $189,000 were due to the issuance of restricted stock.

Other Selling, General and Administrative Expenses. Other selling, general and administrative expenses increased by $5,694,000 to $9,110,000 for the year ended December 31, 2006, as compared to an expense of $3,416,000 for the year ended December 31, 2005. The increase in selling, general and administrative expenses was due primarily to an increase of $1,746,000 in legal expenses associated with business development, option review, and patents costs, as well as, one-half, or $1,000,000, of a one-time bonus to our Chief Executive Officer for the achievement of a corporate milestone pursuant to his employment agreement. The compensation of our Chief Executive Officer is allocated equally between other research and development expenses and other selling, general and administrative expenses to reflect the allocation of his responsibilities and activities for Keryx. The increase was also due to $470,000 of expenses incurred in the first quarter of 2006 related to the acquisition of Accumin, $410,000 of sales and marketing expenses associated with Accumin and $400,000 of financial analyses expenses.

We expect our other selling, general and administrative costs to increase over the next year as we scale-up our operations and infrastructure to prepare to commercialize our drug candidates.

Interest and Other Income, Net. Interest and other income, net, increased by $4,076,000 to $6,393,000 for the year ended December 31, 2006, as compared to income of $2,317,000 for the year ended December 31, 2005. The increase resulted from a higher level of invested funds due to the completion of the registered direct offering that closed in March 2006, as well as due to the general increase in short-term market interest rates when compared to the comparable period last year.

Income Taxes. We did not record any income tax expense for the years ended December 31, 2006, and 2005.

Years Ended December 31, 2005 and 2004

Diagnostic Revenue. There was no diagnostic revenue for the years ended December 31, 2005, and 2004.

Service Revenue. Service revenue decreased by $235,000 to $574,000 for the year ended December 31, 2005, as compared to revenue of $809,000 for the year ended December 31, 2004. The decrease in service revenue was primarily due to a reduction in service contracts in 2005 as compared to 2004.

Cost of Diagnostics Sold Expense. There was no cost of diagnostics for the years ended December 31, 2005, and 2004.

Cost of Services Expense. Cost of services expense decreased by $16,000 to $819,000 for the year ended December 31, 2005, as compared to cost of services expense of $835,000 for the year ended December 31, 2004. The decrease in cost of services expense was primarily due to a reduction in service contracts in 2005 as compared to 2004.

Non-Cash Compensation Expense (Research and Development). Non-cash compensation expense related to stock option grants was $594,000 for the year ended December 31, 2005, as compared to an expense of $413,000 for the year ended December 31, 2004. For the year ended December 31, 2005 and 2004, adjustment to fair market value under EITF 96-18 of previously-issued options to consultants accounted for expenses of $464,000 and $276,000, respectively, and the issuance of options to consultants, requiring the use of the fair value method of accounting, resulted in expenses of $130,000 and $137,000, respectively.

Non-Cash Acquired In-Process Research and Development Expense. We did not record a charge for the year ended December 31, 2005. As required by Financial Accounting Standards Board, or FASB, Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method," or FIN 4, we recorded a charge of $18,800,000 for the year ended December 31, 2004, for the estimate of the portion of the purchase price of ACCESS Oncology allocated to acquired in-process research and development. A project-by-project valuation was performed with the assistance of independent valuation specialists to determine the fair value of research and development projects of ACCESS Oncology, which were in-process, but not yet completed.

Other Research and Development Expenses. Other research and development expenses increased by $14,377,000 to $24,182,000 for the year ended December 31, 2005, as compared to expenses of $9,805,000 for the year ended December 31, 2004. The increase in other research and development expenses was due primarily to a $10,011,000 increase in expenses related to our Sulonex clinical program, including costs associated with our pivotal Phase III and Phase IV clinical trials, a $3,164,000 increase in expenses related to our KRX-0401 clinical program, and a $970,000 increase in expenses related to our other clinical stage compounds (the $970,000 increase includes $159,000 for the purchase of additional license rights and interests covering patent rights for KRX-0402). The comparative period last year included one-half, or $500,000, of a one-time bonus paid to our Chief Executive Officer pursuant to his employment agreement for the achievement of a corporate milestone.

Non-Cash Compensation Expense (Selling, General and Administrative). Non-cash compensation expense related to stock option grants was $775,000 for the year ended December 31, 2005, as compared to an expense of $1,087,000 for the year ended December 31, 2004. For the year ended December 31, 2005 and 2004, adjustment to fair market value under EITF 96-18 of previously-issued options to consultants accounted for expenses of $306,000 and $175,000, respectively, and the issuance of options to consultants, requiring the use of fair value method of accounting, resulted in expenses of $24,000 and $245,000, respectively, and the continued vesting of options granted to certain directors below market value on the date of issuance (but equal to market price at grant date) accounted for expenses of $445,000 and $667,000, respectively.

Other Selling, General and Administrative Expenses. Other selling, general and administrative expenses decreased by $165,000 to $3,416,000 for the year ended December 31, 2005, as compared to expenses of $3,581,000 for the year ended December 31, 2004. The decrease in general and administrative expenses in 2005 was due primarily to the absence of payroll expenses incurred in 2004 relating to one-half, or $500,000, of a one-time bonus to our Chief Executive Officer for the achievement of a corporate milestone pursuant to his employment agreement, partially offset by a $127,000 increase in insurance expenses and a $120,000 increase in facility expenses. The compensation of our Chief Executive Officer is allocated equally between other research and development expenses and other selling, general and administrative expenses to reflect the allocation of his responsibilities and activities for Keryx.

Interest and Other Income, Net. Interest and other income, net, increased by $1,547,000 to $2,317,000 for the year ended December 31, 2005, as compared to income of $770,000 for the year ended December 31, 2004. The increase resulted from a higher level of invested funds due to the completion of a public offering of our common stock that closed in July 2005, as well as due to the general increase in short-term market interest rates when compared to the comparable period last year.

Income Taxes. We did not record any income tax expense for the year ended December 31, 2005. For the year ended December 31, 2004, income tax expense was $1,000. Our income tax expense for the year ended December 31, 2004 resulted from state taxes imposed on our capital.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations from inception primarily through public offerings of our common stock, various private placement transactions, and option and warrant exercises.

As of December 31, 2006, we had $125.6 million in cash, cash equivalents, interest receivable, and short-term and long-term securities, an increase of $24.9 million from December 31, 2005. Cash used in operating activities for the year ended December 31, 2006 was $52.2 million, as compared to $25.8 million for the year ended December 31, 2005. This increase in cash used in operating activities was due primarily to increased expenditures associated with the execution of our business plan, including costs associated with our pivotal Phase III and Phase IV clinical program for Sulonex and the expansion of our other clinical programs. For the year ended December 31, 2006, net cash used in investing activities of $51.9 million was primarily the result of the investment of a portion of the proceeds of our registered direct offering that closed in March 2006 in marketable securities, as well as $7.6 million of manufacturing capital expenditures relating to the scale-up for larger scale production of Sulonex. For the year ended December 31, 2006, net cash provided by financing activities of $84.7 million was the result of our $82.7 million registered direct offering of our common stock completed in March 2006, and $2.0 million of proceeds from the exercise of options.

In March 2006, we completed a registered direct offering of 4,500,000 shares of our common stock to two institutional investors at $18.40 per share. We received approximately $82.7 million in proceeds, net of offering expenses of approximately $104,000.

We believe that our $125.6 million in cash, cash equivalents, interest receivable and investment securities as of December 31, 2006 will be sufficient to enable us to meet our planned operating needs and capital expenditures for approximately the next 18 to 24 months. Additionally, we also believe that our cash position provides us with added flexibility in our in-licensing and product acquisition program to potentially strengthen our portfolio with additional clinical-stage drug candidates.

Our cash and cash equivalents and investment securities as of December 31, 2006 are invested in highly liquid investments such as cash, money market accounts and short-term and long-term U.S. corporate and government debt and auction note securities. As of December 31, 2006, we are unaware of any known trends or any known demands, commitments, events, or uncertainties that will, or that are reasonably likely to, result in a material increase or decrease in our required liquidity. We expect that our liquidity needs throughout 2007 will continue to be funded from existing cash, cash equivalents, and short-term marketable securities.

On December 30, 2005, we filed a shelf registration statement on Form S-3 with the SEC that was declared effective by the SEC on January 13, 2006. The registration statement provides for the offering of up to $150 million of our common stock. Subsequent to the registered direct offering that was completed in March 2006, there remains approximately $67 million of our common stock available for sale on this shelf registration statement. We may offer these securities from time to time in response to market conditions or other circumstances if we believe such a plan of financing is in the best interest of Keryx and our stockholders. We believe that the availability to conduct such offerings enhances our ability to raise additional capital to finance our operations.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any unconsolidated entities, and accordingly, we have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligations under a variable interest in an unconsolidated entity that provides us with financing, liquidity, market risk or credit risk support.

OBLIGATIONS AND COMMITMENTS

As of December 31, 2006, we have known contractual obligations, commitments and contingencies of $73,098,000. Of this amount, $70,530,000 relates to research and development agreements (primarily relating to our pivotal Phase III and Phase IV clinical program for Sulonex), of which $31,205,000 is due within the next year, with the remaining balance due as per the schedule below. The additional $2,568,000 relates to our operating lease obligations, of which $788,000 is due within the next year, with the remaining balance due as per the schedule below.

	Payment due by period				
Contractual obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Research and development agreements	$ 70,530,000	$ 31,205,000	$ 39,183,000	$ 142,000	$ --
Operating leases	2,568,000	788,000	1,321,000	459,000	--
Total	$ 73,098,000	$ 31,993,000	$ 40,504,000	$ 601,000	$ --

The table above includes certain commitments that are contingent upon our continuing development of our drug candidates.

We have undertaken to make contingent milestone payments to certain of our licensors of up to approximately $77.4 million over the life of the licenses, of which approximately $58.8 million will be due upon or following regulatory approval of the licensed drugs. In certain cases, such payments will reduce any royalties due on sales of related products. In the event that the milestones are not achieved, we remain obligated to pay one licensor $50,000 annually until the license expires. We have also committed to pay to the former stockholders of ACCESS Oncology certain contingent equity rights (up to 3,372,422 shares of our common stock) if its drug candidates meet certain development milestones. We have also entered into a royalty arrangement under which our wholly-owned subsidiary may be required to pay up to a maximum of $16.1 million to AusAm on revenue from a next generation product following FDA marketing approval, as part of our acquisition of Accumin. The uncertainty relating to the timing of the commitments described in this paragraph prevents us from including them in the table above.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities and related disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the applicable period. Actual results may differ from these estimates under different assumptions or conditions.

We define critical accounting policies as those that are reflective of significant judgments and uncertainties and which may potentially result in materially different results under different assumptions and conditions. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. These estimates are subject to an inherent degree of uncertainty. Our critical accounting policies include the following:

Stock Compensation. We have granted options to employees, directors and consultants, as well as warrants to other third parties. In December 2004, the FASB issued SFAS No. 123R. SFAS No. 123R is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation" and amends SFAS No. 95 "Statement of Cash Flows." SFAS No. 123R supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees," and its related implementation guidance. SFAS No. 123R covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. We adopted SFAS No. 123R effective January 1, 2006. See Note 1 to our consolidated financial statements.

In applying SFAS No. 123R, the value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes model takes into account volatility in the price of our stock, the risk-free interest rate, the estimated life of the option, the closing market price of our stock and the exercise price. We base our estimates of our stock price volatility on the historical volatility of our common stock and our assessment of future volatility; however, this estimate is neither predictive nor indicative of the future performance of our stock. For purposes of the calculation, we assumed that no dividends would be paid during the life of the options and warrants. The estimates utilized in the Black-Scholes calculation involve inherent uncertainties and the application of management judgment. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, our recorded stock-based compensation expense could have been materially different from that reported.

In accordance with EITF 96-18 "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," total compensation expense for options issued to consultants is determined at the "measurement date." The expense is recognized over the vesting period for the options. Until the measurement date is reached, the total amount of compensation expense remains uncertain. We record option compensation based on the fair value of the options at the reporting date. These options are then revalued, or the total compensation is recalculated based on the then current fair value, at each subsequent reporting date. This results in a change to the amount previously recorded in respect of the option grant, and additional expense or a negative expense may be recorded in subsequent periods based on changes in the assumptions used to calculate fair value, such as changes in market price, until the measurement date is reached and the compensation expense is finalized.

Accruals for Clinical Research Organization and Clinical Site Costs. We make estimates of costs incurred to date in relation to external clinical research organizations, or CROs, and clinical site costs. We analyze the progress of clinical trials, including levels of patient enrollment, invoices received and contracted costs when evaluating the adequacy of the amount expensed and the related prepaid asset and accrued liability. Significant judgments and estimates must be made and used in determining the accrued balance in any accounting period. In addition, administrative costs related to external CROs are recognized on a straight-line basis over the estimated contractual period.

Accounting Related to the Valuation of Intangible Assets. In accounting for acquisitions, we allocate the purchase price to the fair value of the acquired tangible and intangible assets. This allocation requires us to make several significant judgments and estimates. For example, we estimated the value of the acquired intangible assets of Accumin utilizing the income approach, which requires us to make assumptions and estimates about, among other things:

- revenue that is likely to result from the asset, including estimated selling price, estimated market share and year-over-year growth rates;
- operating margin; and
- sales and marketing and general and administrative expenses using historical and industry or other sources of market data;

The valuations are based on information that is available as of the acquisition date and the expectations and assumptions that have been deemed reasonable by our management. No assurance can be given, however, that the underlying assumptions or events associated with such assets will occur as projected. For these reasons, among others, the actual results may vary from the projected results.

As of December 31, 2006, there was approximately $3.2 million of net goodwill and $0.6 million of net other intangible assets on our consolidated balance sheet. We amortize our identifiable intangible assets over their estimated economic lives, which is 12 years, the life of the patents, using the straight-line method.

Accounting Related to the Valuation of Acquired In-Process Research and Development. As required by FIN 4, we recorded a charge of $18,800,000 for the estimate of the portion of ACCESS Oncology purchase price allocated to acquired in-process research and development.

A project-by-project valuation using the guidance in SFAS No. 141, "Business Combinations" and the AICPA Practice Aid "Assets Acquired in a Business Combination to Be Used In Research and Development Activities: A Focus on Software, Electronic Devices and Pharmaceutical Industries" was performed with the assistance of independent valuation specialists to determine the fair value of research and development projects of ACCESS Oncology which were in-process, but not yet completed.

The fair value was determined using the income approach on a project-by-project basis. This method starts with a forecast of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the project's stage of completion and other risk factors. These other risk factors can include the nature of the product, the scientific data associated with the technology, the current patent situation and market competition.

The forecast of future cash flows required the following assumptions to be made:

- revenue that is likely to result from specific in-process research and development projects, including estimated patient populations, estimated selling prices, estimated market penetration and estimated market share and year-over-year growth rates over the product life cycles;
- cost of sales related to the potential products using industry data or other sources of market data;
- sales and marketing expense using industry data or other market data;
- general and administrative expenses; and
- research and development expenses.

The valuations are based on information that was available as of the acquisition date and the expectations and assumptions deemed reasonable by our management. No assurance can be given, however, that the underlying assumptions or events associated with such assets will occur as projected. For example, the following changes in our assumptions would have yielded the indicated change in the total amount of the acquired in-process research and development charge:

- if the growth rate regarding the revenue assumptions for the three drugs under development and included in the assumptions on future cash flows were increased by 10%, the result on the aggregate amount of the charge would have been approximately $4,500,000, yielding a total charge of approximately $23,300,000, or if the growth rate were decreased by 5%, the result on the aggregate amount of the charge would have been approximately $2,200,000, yielding a total charge of approximately $16,600,000;
- if the discount rate used to bring the estimated future cash flows to a present value amount (which was based on a 55% rate) were reduced by 10%, the total charge would have increased to approximately $33,000,000, and if the discount rate were increased by 10%, the total charge would have decreased to approximately $11,000,000.

Additionally, if it was assumed that the research and development activity of the least developed of the three drugs under development acquired with ACCESS Oncology was going to be terminated for any reason and had no alternative future use, including inconclusive clinical results, the amount of the in-process research and development charge would have been reduced, possibly creating a situation where we would have recognized goodwill.

In each of the above scenarios, the change in the in-process research and development charge would have required an equal change in contingent equity rights, or if a significant decrease, goodwill would have been recorded. Contingent equity rights represent the lesser of negative goodwill and the maximum value of the contingent consideration at the date of the acquisition. Changes in the acquired in-process research and development charge do not change the amount or the value of the contingent consideration that could ultimately be paid.

Impairment. SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," or SFAS No. 144, requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

SFAS No. 142, "Goodwill and Other Intangible Assets," or SFAS No. 142, requires periodic tests of goodwill for impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. SFAS No. 142 requires goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value. We determine the implied fair value by discounting, to present value, the estimated future cash flow of the reporting unit, which includes various analyses, assumptions and estimates including discount rates, projected results and estimated cash flows.

We are required to perform impairment tests under SFAS No. 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For all of our acquisitions, various analyses, assumptions and estimates were made at the time of each acquisition specifically regarding cash flows that were used to determine the valuation of goodwill and intangibles. When we perform impairment tests in future years, the possibility exists that changes in forecasts and estimates from those used at the acquisition date could result in impairment charges.

Accounting For Income Taxes. In preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves management estimation of our actual current tax exposure and assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have fully offset our U.S. deferred tax assets with a valuation allowance. Our lack of earnings history and the uncertainty surrounding our ability to generate taxable income prior to the reversal or expiration of such deferred tax assets were the primary factors considered by management in establishing the valuation allowance. In prior periods, our wholly-owned Israeli subsidiaries had generated taxable income in respect of services provided within the group, and therefore we believed in the past that our deferred tax assets relating to the Israeli subsidiaries would be realized. With the cessation of operating activities in Israel during 2003 and the resulting absence of taxable income from the Israeli subsidiaries, the deferred tax asset was written off in 2003.

RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the SEC staff issued Staff Accounting Bulletin Topic 1N, "Financial Statements — Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," or SAB 108, which is effective for calendar-year companies as of December 31, 2006. SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the financial statements are materially misstated. SAB 108 requires that public companies utilize a "dual-approach" to assessing the quantitative effects of financial misstatements, whereby companies should take into account both the effect of a misstatement on the current year balance sheet as well as the impact upon the current year income statement in assessing the materiality of a current year misstatement. Once a current year misstatement has been quantified, the guidance in SAB Topic 1M, "Financial Statements — Materiality," or SAB 99, should be applied to determine whether the misstatement is material. The adoption of SAB 108 did not have a material impact on our financial condition, results of operations or cash flows.

The FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," or SFAS No. 157, in September 2006. The new standard provides guidance on the definition of and how to measure fair value and what sources of information are to be used in such measurements. It also prescribes expanded disclosures about fair value measurements contained in the financial statements. The pronouncement, including the new disclosures, is effective for us as of the first quarter of 2008. We are evaluating the potential impact of the new standard on our consolidated financial statements or results of operations; however, we do not expect the adoption of this standard will have a material effect on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The primary objective of our investment activities is to preserve principal while maximizing our income from investments and minimizing our market risk. We invest in government and investment-grade corporate debt and auction note securities in accordance with our investment policy. Some of the securities in which we invest may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. As of December 31, 2006, our portfolio of financial instruments consisted of cash equivalents and short-term and long-term interest bearing securities, including corporate debt, money market funds, government debt and auction note securities. The average duration of all of our held-to-maturity investments held as of December 31, 2006, was less than ten months. Additionally, the re-pricing of our auction notes within thirty days allows these securities to function as short-term investments. Due to the short-term nature of our investments, we believe we have no material exposure to interest rate risk arising from our investments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements and the notes thereto, included in Part IV, Item 15(a), part 1, are incorporated by reference into this Item 8.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures. As of December 31, 2006, management carried out, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2006, our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, in Internal Control-Integrated Framework. Our management has concluded that, as of December 31, 2006, our internal control over financial reporting is effective based on these criteria. Our independent registered public accounting firm, KPMG LLP, issued an attestation on our assessment of our internal control over financial reporting, which is included in this report.

Changes in Internal Control Over Financial Reporting. There were no changes in our internal controls over financial reporting during the quarter ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Limitations on the Effectiveness of Controls. Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

ITEM 9B. OTHER INFORMATION

Not Applicable.

Part III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated herein by reference from our Proxy Statement for our 2007 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference from our Proxy Statement for our 2007 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference from our Proxy Statement for our 2007 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required by this Item is incorporated herein by reference from our Proxy Statement for our 2007 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this Item is incorporated herein by reference from our Proxy Statement for our 2007 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS and FINANCIAL STATEMENT SCHEDULES

(a) 1. Consolidated Financial Statements

The following consolidated financial statements of Keryx Biopharmaceuticals, Inc. are filed as part of this report.

2. Consolidated Financial Statement Schedules

All schedules are omitted as the information required is inapplicable or the information is presented in the consolidated financial statements or the related notes.

3. Exhibits

Exhibit Number	Exhibit Description
2.1	Agreement and Plan of Merger by and among Keryx Biopharmaceuticals, Inc., AXO Acquisition Corp., and ACCESS Oncology, Inc. dated as of January 7, 2004, filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated January 8, 2004 (File No. 000-30929), and incorporated herein by reference.
2.2	First Amendment to the Agreement and Plan of Merger by and among Keryx Biopharmaceuticals, Inc., AXO Acquisition Corp., and ACCESS Oncology, Inc. dated as of February 5, 2004, filed as Exhibit 2.2 to the Registrant's Current Report on Form 8-K dated February 5, 2004 (File No. 000-30929), and incorporated herein by reference.

3.1 Amended and Restated Certificate of Incorporation of Keryx Biopharmaceuticals, Inc., filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed on August 12, 2004 (File No. 000-30929), and incorporated herein by reference.

3.2 Amended and Restated Bylaws of Keryx Biopharmaceuticals, Inc., filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001, filed on March 26, 2002 (File No. 000-30929), and incorporated herein by reference.

4.1 Specimen Common Stock Certificate, filed as Exhibit 4.1 to the Registrant's First Amendment to the Registration Statement on Form S-1 filed on June 30, 2000 (File No. 333-37402), and incorporated herein by reference.

4.2 Form of Warrant for the Purchase of Shares of Common Stock between certain holders of Series A Preferred Stock and Keryx Biopharmaceuticals, Inc., dated as of December 14, 1999, filed as Exhibit 4.9 to the Registrant's Registration Statement on Form S-1 filed on May 19, 2000 (File No. 333-37402), and incorporated herein by reference.

4.3 Form of Common Stock Purchase Warrant dated November 20, 2003, issued to the purchasers under the Securities Purchase Agreement, filed as Exhibit 10.3 to the Registrant's Registration Statement on Form S-3 filed on December 12, 2003 (File No. 333-111143), and incorporated herein by reference.

4.4 Securities Purchase Agreement dated November 12, 2003 among Keryx Biopharmaceuticals, Inc. and the Purchasers identified on the signature pages thereof, filed as Exhibit 10.1 to the Company's Registration Statement on Form S-3 filed on December 12, 2003 (File No. 333-111143), and incorporated herein by reference.

4.5 Registration Rights Agreement dated November 17, 2003 among Keryx Biopharmaceuticals, Inc. and the Purchasers identified on the signature pages thereof, filed as Exhibit 10.2 to the Registrant's Registration Statement on Form S-3 filed on December 12, 2003 (File No. 333-111143), and incorporated herein by reference.

4.6 Securities Purchase Agreement dated February 12, 2004 among Keryx Biopharmaceuticals, Inc. and the Purchasers identified on the signature pages thereof, filed as Exhibit 10.1 to the Company's Registration Statement on Form S-3 filed on March 16, 2004 (File No. 333-113654), and incorporated herein by reference

4.7 Registration Rights Agreement dated February 17, 2004 among Keryx Biopharmaceuticals, Inc. and the Purchasers identified on the signature pages thereof, filed as Exhibit 10.2 to the Registrant's Registration Statement on Form S-3 filed on March 16, 2004 (File No. 333-113654), and incorporated herein by reference.

10.1† Employment Agreement with I. Craig Henderson, M.D., dated as of January 31, 2004. filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed on May 14, 2004 (File No. 000-30929), and incorporated herein by reference.

10.2! License Agreement between Alfa Wassermann S.p.A. and Partec Ltd., dated as of November 12, 1998, filed as Exhibit 10.7 to the Registrant's Second Amendment to the Registration Statement on Form S-1 filed on July 24, 2000 (File No. 333-37402), and incorporated by reference.

10.3! License Agreement between Opocrin S.p.A. and Keryx Biopharmaceuticals, Inc., dated September 25, 2002, filed as Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed on November 12, 2002 (File No. 000-30929), and incorporated herein by reference.

10.4 Form of Sulonex™ (KRX-101) Scientific Advisory Board Agreement, filed as Exhibit 10.20 to the Registrant's First Amendment to the Registration Statement on Form S-1 filed on June 30, 2000 (File No. 333-37402), and incorporated herein be reference.

10.5† Employment Agreement between Ron Bentsur and Keryx Biopharmaceuticals, Inc., dated as of June 23, 2003, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed on August 14, 2003 (File No. 000-30929), and incorporated herein by reference.

10.6† Employment Agreement between Keryx Biopharmaceuticals, Inc. and Michael S. Weiss dated as of December 23, 2002, filed as Exhibit 10.1 to the Registrant's Quarterly Report of Form 10-Q for the quarter ended March 31, 2003 filed on May 15, 2003 (File No. 000-30929), and incorporated herein by reference.

10.7† 1999 Stock Option Plan, as amended, filed as Exhibit 10.2 to the Registrant's Quarterly Report of Form 10-Q for the quarter ended March 31, 2003 filed on May 15, 2003 (File No. 000-30929) and incorporated herein by reference.

10.8† 2000 Stock Option Plan, as amended, filed as Exhibit 10.3 to the Registrant's Quarterly Report of Form 10-Q for the quarter ended March 31, 2003 filed on May 15, 2003 (File No. 000-30929) and incorporated herein by reference.

10.9† 2002 CEO Incentive Stock Option Plan, filed as Exhibit 10.4 to the Registrant's Quarterly Report of Form 10-Q for the quarter ended March 31, 2003 filed on May 15, 2003 (File No. 000-30929) and incorporated herein by reference.

10.10 Sub-license Agreement dated October 13, 2000 between Procept, Inc. and AOI Pharmaceuticals, Inc., filed as Exhibit 10.32 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 30, 2004, and incorporated herein by reference.

10.11 Amendment to Sub-license agreement dated February 28, 2002 between AOI Pharmaceuticals, Inc. and Procept, Inc., filed as Exhibit 10.33 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 30, 2004, and incorporated herein by reference.

10.12 Patent License Agreement dated February 28, 2002 between Procept, Inc. and United State Public Health Services, as amended, filed as Exhibit 10.34 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 30, 2004, and incorporated herein by reference.

10.13 Release Agreement dated February 28, 2002 among AOI Pharmaceuticals, Inc., Procept, Inc., and United States Public Health Services, filed as Exhibit 10.35 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 30, 2004, and incorporated herein by reference.

10.14 Comprehensive Release Agreement dated May 29, 2002 among AOI Pharmaceuticals, Inc., Procept, Inc., United States Public Health Services and the University of Chicago, filed as Exhibit 10.36 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 30, 2004, and incorporated herein by reference.

10.15! Sub-license Agreement between Prescient NeuroPharma, Inc. and ACCESS Oncology, Inc. dated December 24, 2001, filed as Exhibit 10.37 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 30, 2004, and incorporated herein by reference. .

10.16! License Agreement dated September 18, 2002 between Zentaris AG and AOI Pharma, Inc, filed as Exhibit 10.38 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 30, 2004, and incorporated herein by reference.

10.17! Addendum Agreement to License and Cooperation Agreement for Perifosine dated December 3, 2003 between Zentaris AG and AOI Pharma, Inc., filed as Exhibit 10.39 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 30, 2004, and incorporated herein by reference.

10.18 Cooperative Research and Development Agreement between the National Cancer Institute and ASTA Medica Inc., as amended, filed as Exhibit 10.40 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 30, 2004, and incorporated herein by reference.

10.19 Keryx Biopharmaceuticals, Inc. 2004 Long-Term Incentive Plan, filed with the Registrant's Definitive Proxy Statement for the Annual Meeting of Stockholders on June 10, 2004, filed on April 29, 2004, and incorporated herein by reference.

10.20† Employment Agreement between Ronald C. Renaud, Jr. and Keryx Biopharmaceuticals, Inc., dated as of February 14, 2006, filed as Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 8, 2006, and incorporated herein by reference.

10.21! License Agreement between Keryx Biopharmaceuticals, Inc. and Panion & BF Biotech, Inc. dated as of November 7, 2005, filed as Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 8, 2005, and incorporated herein by reference.

10.22*	License Agreement by and between Kyowa Hakko Kogyo Co., Ltd. and Keryx Biopharmaceuticals, Inc. dated as of September 29, 2006, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed on November 8, 2006, and incorporated herein by reference.
10.23	Assignment and Assumption Agreement (related to the License Agreement by and between Kyowa Hakko Kogyo Co., Ltd. and Keryx Biopharmaceuticals, Inc. dated as of September 29, 2006) by and among Keryx Biopharmaceuticals, Inc. and AOI Pharmaceuticals, Inc. dated as of October 25, 2006, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed on November 8, 2006, and incorporated herein by reference.
10.24†	Amendment to the Keryx Biopharmaceuticals, Inc. 2004 Long-Term Incentive Plan dated April 11, 2006, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed on August 9, 2006, and incorporated herein by reference.
10.25†	CFO Incentive Stock Option Agreement dated February 14, 2006.
10.26†	President Incentive Stock Option Agreement dated February 5, 2004.
21.1	List of subsidiaries of Keryx Biopharmaceuticals, Inc.
23.1	Consent of KPMG LLP.
24.1	Power of Attorney of Director and Officers of Keryx Biopharmaceuticals, Inc. (included herein).
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 16, 2007.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 16, 2007.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated March 16, 2007.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated March 16, 2007.

! Confidential treatment has been granted with respect to the omitted portions of this exhibit.

† Indicates management contract or compensatory plan or arrangement.

* Confidential treatment has been requested with respect to the omitted portions of this exhibit.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Keryx Biopharmaceuticals, Inc.:

We have audited the accompanying consolidated balance sheets of Keryx Biopharmaceuticals, Inc. and subsidiaries (the "Company"), a development stage company, as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and for the period from December 3, 1996 to December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Keryx Biopharmaceuticals, Inc. and subsidiaries, a development stage company, as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, and for the period from December 3, 1996 to December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
New York, New York
March 14, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Keryx Biopharmaceuticals, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Keryx Biopharmaceuticals, Inc. and subsidiaries (the "Company"), a development stage company, maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the COSO. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Keryx Biopharmaceuticals, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and for the period from December 3, 1996 to December 31, 2006, and our report dated March 14, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
New York, New York
March 14, 2007

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31

(in thousands, except share and per share amounts)

	2006	2005
Assets		
Current assets		
Cash and cash equivalents	**$ 48,736**	$ 68,175
Short-term investment securities	**63,659**	18,272
Accrued interest receivable	**525**	336
Other receivables, inventory and prepaid expenses	**2,048**	3,200
Total current assets	**114,968**	89,983
Long-term investment securities	**12,690**	13,950
Property, plant and equipment, net	**8,489**	1,004
Goodwill	**3,208**	--
Other assets (primarily intangible assets), net	**958**	160
Total assets	**$140,313**	$105,097
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	**$ 10,460**	$ 5,054
Accrued compensation and related liabilities	**1,534**	936
Deferred revenue	**200**	103
Total current liabilities	**12,194**	6,093
Contingent equity rights	**4,004**	4,004
Other liabilities	**294**	322
Total liabilities	**16,492**	10,419
Stockholders' equity		
Common stock, $0.001 par value per share (60,000,000 and 60,000,000 shares authorized, 43,516,669 and 37,831,896 shares issued, 43,460,569 and 37,775,796 shares outstanding at December 31, 2006, and 2005, respectively)	**44**	38
Additional paid-in capital	**312,078**	209,177
Treasury stock, at cost, 56,100 shares at December 31, 2006, and 2005, respectively	**(89)**	(89)
Deficit accumulated during the development stage	**(188,212)**	(114,448)
Total stockholders' equity	**123,821**	94,678
Total liabilities and stockholders' equity	**$140,313**	$105,097

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR'S ENDED DECEMBER 31 *(in thousands, except share and per share amounts)*

	2006	2005	2004	Amounts accumulated during the development stage
Revenue:				
Diagnostic revenue	**$ 103**	$ --	$ --	$ 103
Service revenue	**431**	574	809	1,814
Management fees from related party	**--**	--	--	300
Total revenue	**534**	574	809	2,217
Operating expenses:				
Cost of diagnostics sold	**140**	--	--	140
Cost of services	**390**	819	835	2,044
Research and development:				
Non-cash compensation	**6,504**	594	413	14,238
Non-cash acquired in-process research and development	**--**	--	18,800	18,800
Other research and development	**56,139**	24,182	9,805	120,033
Total research and development	**62,643**	24,776	29,018	153,071
Selling, general and administrative:				
Non-cash compensation	**8,408**	775	1,087	13,849
Other selling, general and administrative	**9,110**	3,416	3,581	34,196
Total selling, general and administrative	**17,518**	4,191	4,668	48,045
Total operating expenses	**80,691**	29,786	34,521	203,300
Operating loss	**(80,157)**	(29,212)	(33,712)	(201,083)
Interest and other income, net	**6,393**	2,317	770	13,362
Net loss before income taxes	**(73,764)**	(26,895)	(32,942)	(187,721)
Income taxes	**--**	--	1	491
Net loss	**$ (73,764)**	$ (26,895)	$ (32,943)	$ (188,212)
Basic and diluted loss per common share	**$ (1.76)**	$ (0.78)	$ (1.10)	$ (9.21)
Weighted average shares used in computing basic and diluted net loss per common share	**41,919,741**	34,384,576	30,053,647	20,440,585

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands, except share amounts)

	Series A convertible preferred stock		Common stock		Additional paid-in capital
	Shares	Amount	Shares	Amount	
Balance at December 31, 2003	--	$ --	25,016,873	$ 25	$ 86,042
Changes during the year:					
Issuance of common stock in private placement (net of issuance expenses of $338)	--	--	3,200,000	3	31,659
Issuance of common stock in connection with acquisition	--	--	623,145	1	6,324
Exercise of warrants	--	--	348,824	--*	2,093
Exercise of options	--	--	2,184,438	2	2,939
Compensation in respect of options and warrants granted to employees, directors and third-parties	--	--	--	--	3,586
Net loss	--	--	--	--	--
Balance at December 31, 2004	--	$ --	31,373,280	$ 31	$ 132,643

	Treasury stock		Unearned compensation	Deficit accumulated during the development stage	Total
	Shares	Amount			
Balance at December 31, 2003	56,100	$ (89)	$ (142)	$ (54,610)	$ 31,226
Changes during the year:					
Issuance of common stock in private placement (net of issuance expenses of $338)	--	--	--	--	31,662
Issuance of common stock in connection with acquisition	--	--	--	--	6,325
Exercise of warrants	--	--	--	--	2,093
Exercise of options	--	--	--	--	2,941
Compensation in respect of options and warrants granted to employees, directors and third-parties	--	--	(2,086)	--	1,500
Net loss	--	--	--	(32,943)	(32,943)
Balance at December 31, 2004	56,100	$ (89)	$ (2,228)	$ (87,553)	$ 42,804

* Amount less than one thousand dollars.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(continued) *(in thousands, except share amounts)*

	Series A convertible preferred stock		Common stock		Additional paid-in capital
	Shares	Amount	Shares	Amount	
Balance at December 31, 2004	--	$ --	31,373,280	$ 31	$ 132,643
Changes during the year:					
Issuance of common stock in public offering (net of issuance expenses of $5,419)	--	--	5,780,000	6	75,784
Exercise of warrants	--	--	157,647	1	946
Exercise of options	--	--	520,969	--*	663
Compensation in respect of options and warrants granted to employees, directors and third-parties	--	--	--	--	722
Net loss	--	--	--	--	--
Balance at December 31, 2005	--	$ --	37,831,896	$ 38	$ 210,758

	Treasury stock		Unearned compensation	Deficit accumulated during the development stage	Total
	Shares	Amount			
Balance at December 31, 2004	56,100	$ (89)	$ (2,228)	$ (87,553)	$ 42,804
Changes during the year:					
Issuance of common stock in public offering (net of issuance expenses of $5,419)	--	--	--	--	75,790
Exercise of warrants	--	--	--	--	947
Exercise of options	--	--	--	--	663
Compensation in respect of options and warrants granted to employees, directors and third-parties	--	--	647	--	1,369
Net loss	--	--	--	(26,895)	(26,895)
Balance at December 31, 2005	56,100	$ (89)	$ (1,581)	$ (114,448)	$ 94,678

* Amount less than one thousand dollars.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(continued) *(in thousands, except share amounts)*

	Series A convertible preferred stock		Common stock		Additional paid-in capital
	Shares	Amount	Shares	Amount	
Balance at December 31, 2005	--	$ --	37,831,896	$ 38	$ 210,758
Changes during the year:					
Issuance of common stock in public offering (net of issuance expenses of $104)	--	--	4,500,000	5	82,692
Issuance of common stock in connection with acquisition	--	--	245,024	--*	3,310
Issuance of common stock held in escrow	--	--	15,646	--*	--
Issuance of restricted stock	--	--	100,000	--*	--
Exercise of options	--	--	824,103	1	1,987
Reclassification of unearned compensation upon adoption of SFAS No. 123R	--	--	--	--	(1,581)
Compensation in respect of options and warrants granted to employees, directors and third-parties	--	--	--	--	14,912
Net loss	--	--	--	--	--
Balance at December 31, 2006	--	$ --	43,516,669	$ 44	$ 312,078

	Treasury stock		Unearned compensation	Deficit accumulated during the development stage	Total
	Shares	Amount			
Balance at December 31, 2005	56,100	$ (89)	$ (1,581)	$ (114,448)	$ 94,678
Changes during the year:					
Issuance of common stock in public offering (net of issuance expenses of $104)	--	--	--	--	82,697
Issuance of common stock in connection with acquisition	--	--	--	--	3,310
Issuance of common stock held in escrow	--	--	--	--	--*
Issuance of restricted stock	--	--	--	--	--*
Exercise of options	--	--	--	--	1,988
Reclassification of unearned compensation upon adoption of SFAS No. 123R	--	--	1,581	--	--
Compensation in respect of options and warrants granted to employees, directors and third-parties	--	--	--	--	14,912
Net loss	--	--	--	(73,764)	(73,764)
Balance at December 31, 2006	56,100	$ (89)	$ --	$ (188,212)	$ 123,821

* Amount less than one thousand dollars.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(continued) *(in thousands, except share amounts)*

	Series A convertible preferred stock		Common stock		Additional paid-in capital
	Shares	Amount	Shares	Amount	
Amounts accumulated during the development stage (December 3, 1996 to December 31, 2006):					
Contributed capital	--	$ --	--	$ --	$ 3,181
Conversion of convertible notes of Partec into stock in Keryx	--	--	--	--	2,973
Issuance of Series A convertible preferred stock to investors at $100 per share for cash (net of issuance expenses of $552)	89,180	--*	--	--	8,338
Issuance of Series A convertible preferred stock at $0.001 par value to note holders in exchange for note of predecessor	29,465	--*	--	--	--
Issuance of common stock to technology licensors for technology license	--	--	1,256,797	2	358
Issuance of common stock in public offering (net of issuance expenses of $5,523)	--	--	10,280,000	11	158,476
Issuance of common stock in private placement (net of issuance expenses of $1,205)	--	--	6,729,412	6	45,789
Issuance of common stock in connection with acquisition	--	--	868,169	1	9,634
Issuance of common stock held in escrow	--	--	15,646	--*	--
Issuance of restricted stock	--	--	100,000	--*	--
Receipt on account of shares issued in prior years	--	--	6,900,000	7	--
Conversion of Series A convertible preferred stock to common stock	(118,645)	(--)*	6,114,962	6	(6)
Issuance of common stock in initial public offering, including exercise of overallotment (net of issuance expenses of $5,702)	--	--	5,200,000	5	46,293
Purchase of common stock	--	--	--	--	--
Exercise of warrants	--	--	753,897	1	3,050
Exercise of options	--	--	5,297,786	5	5,793
Reclassification of unearned compensation upon adoption of SFAS No. 123R	--	--	--	--	(1,581)
Compensation in respect of options and warrants granted to employees, directors and third-parties	--	--	--	--	29,078
Warrants of common stock issued to related party as finder's fee in private placement	--	--	--	--	114
Warrants for common stock issued to note holders in exchange for note of predecessor	--	--	--	--	588
Net loss	--	--	--	--	--
Balance at December 31, 2006	--	$ --	43,516,669	$ 44	$ 312,078

* Amount less than one thousand dollars.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(continued) *(in thousands, except share amounts)*

	Treasury stock			Deficit accumulated during the	
	Shares	Amount	Unearned compensation	development stage	Total
Amounts accumulated during the development stage (December 3, 1996 to December 31, 2006):					
Contributed capital	--	$ --	$ --	$ --	$ 3,181
Conversion of convertible notes of Partec into stock in Keryx	--	--	--	--	2,973
Issuance of Series A convertible preferred stock to investors at $100 per share for cash (net of issuance expenses of $552)	--	--	--	--	8,338
Issuance of Series A convertible preferred stock at $0.001 par value to note holders in exchange for note of predecessor	--	--	--	--	--*
Issuance of common stock to technology licensors for technology license	--	--	--	--	360
Issuance of common stock in public offering (net of issuance expenses of $5,523)	--	--	--	--	158,487
Issuance of common stock in private placement (net of issuance expenses of $1,205)	--	--	--	--	45,795
Issuance of common stock in connection with acquisition	--	--	--	--	9,635
Issuance of common stock held in escrow	--	--	--	--	--*
Issuance of restricted stock	--	--	--	--	--*
Receipt on account of shares issued in prior years	--	--	--	--	7
Conversion of Series A convertible preferred stock to common stock	--	--	--	--	(--)*
Issuance of common stock in initial public offering, including exercise of overallotment (net of issuance expenses of $5,702)	--	--	--	--	46,298
Purchase of common stock	56,100	(89)	--	--	(89)
Exercise of warrants	--	--	--	--	3,051
Exercise of options	--	--	--	--	5,798
Reclassification of unearned compensation upon adoption of SFAS No. 123R	--	--	1,581	--	--
Compensation in respect of options and warrants granted to employees, directors and third-parties	--	--	(1,581)	--	27,497
Warrants of common stock issued to related party as finder's fee in private placement	--	--	--	--	114
Warrants for common stock issued to note holders in exchange for note of predecessor	--	--	--	--	588
Net loss	--	--	--	(188,212)	(188,212)
Balance at December 31, 2006	56,100	$ (89)	$ --	$ (188,212)	$ 123,821

* Amount less than one thousand dollars.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31 *(in thousands)*

	2006	2005	2004	Amounts accumulated during the development stage
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	**$ (73,764)**	$ (26,895)	$ (32,943)	$ (188,212)
Adjustments to reconcile cash flows used in operating activities:				
Acquired in-process research and development	--	--	18,800	18,800
Stock compensation expense	**14,912**	1,369	1,500	28,087
Issuance of common stock to technology licensor	--	--	--	359
Interest on convertible notes settled through issuance of preferred shares	--	--	--	253
Depreciation and amortization	**224**	190	155	2,835
Loss on disposal of property, plant and equipment	--	2	--	172
Impairment charges	--	--	--	2,482
Exchange rate differences	--	--	(3)	94
Changes in assets and liabilities, net of effects of acquisitions:				
Decrease (increase) in other receivables, inventory and prepaid expenses	**1,253**	(2,578)	(43)	(1,576)
(Increase) in accrued interest receivable	**(189)**	(192)	(33)	(525)
(Increase) in security deposits	**(255)**	(8)	--	(263)
Increase in accounts payable and accrued expenses	**4,974**	1,975	874	8,715
Increase in accrued compensation and related liabilities	**575**	193	68	939
(Decrease) increase in other liabilities	**(28)**	230	(63)	139
Increase (decrease) in deferred revenue	**97**	(37)	(316)	(256)
Net cash used in operating activities	**(52,201)**	(25,751)	(12,004)	(127,957)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of property, plant and equipment	**(7,597)**	(964)	(24)	(12,988)
Proceeds from disposals of property, plant and equipment	--	1	--	425
(Increase) in note and accrued interest receivable from related party	--	--	(4)	(356)
Payments of transaction costs	**(231)**	--	--	(231)
Decrease (increase) in other assets	**27**	(23)	(8)	(1,192)
Investment in held-to-maturity short-term securities	**(4,080)**	(1,122)	(16,838)	(48,913)
Proceeds from maturity of held-to-maturity short-term securities	**8,275**	15,045	11,459	52,021
Investment in available-for-sale short-term securities	**(38,375)**	(13,700)	(6,025)	(58,100)
Proceeds from sale of available-for-sale short-term securities	**6,725**	8,675	1,000	16,400
Investment in held-to-maturity long-term securities	**(16,677)**	(21,270)	--	(37,947)
Proceeds from maturity of held-to-maturity long-term securities	**5**	185	--	190
Net cash used in investing activities	**(51,928)**	(13,173)	(10,440)	(90,691)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31 *(continued)* *(in thousands)*

	2006	2005	2004	Amounts accumulated during the development stage
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from short-term loans	$ --	$ --	$ --	$ 500
Proceeds from long-term loans	--	--	--	3,251
Payment of assumed notes payable and accrued interest in connection with the ACCESS Oncology acquisition	--	--	(6,322)	(6,322)
Issuance of convertible note, net	--	--	--	2,150
Issuance of preferred shares, net	--	--	--	8,453
Receipts on account of shares previously issued	--	--	--	7
Proceeds from initial public offering, net	--	--	--	46,298
Proceeds from subsequent public offerings, net	**82,697**	75,790	--	158,487
Proceeds from private placements, net	--	--	31,662	45,795
Proceeds from exercise of options and warrants	**1,988**	1,610	5,034	8,849
Purchase of treasury stock	--	--	--	(89)
Net cash provided by financing activities	**84,685**	77,400	30,374	267,379
Cash acquired in acquisition	**5**	--	94	99
Effect of exchange rate on cash	--	--	3	(94)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(19,439)**	38,476	8,027	48,736
Cash and cash equivalents at beginning of year	**68,175**	29,699	21,672	--
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 48,736**	$ 68,175	$ 29,699	$ 48,736
NON - CASH TRANSACTIONS				
Issuance of common stock in connection with acquisition	**$ 3,310**	$ --	$ 6,325	$ 9,635
Contingent equity rights in connection with acquisition	--	--	4,004	4,004
Assumption of liabilities in connection with acquisition	**345**	--	8,723	9,068
Conversion of short-term loans into contributed capital	--	--	--	500
Conversion of long-term loans into contributed capital	--	--	--	2,681
Conversion of long-term loans into convertible notes of Partec	--	--	--	570
Conversion of convertible notes of Partec and accrued interest into stock in Keryx	--	--	--	2,973
Issuance of warrants to related party as finder's fee in private placement	--	--	--	114
Declaration of stock dividend	--	--	--	3
SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION				
Cash paid for interest	$ --	$ --	$ 1,026	$ 1,166
Cash paid for income taxes	$ --	$ --	$ 1	$ 432

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Keryx Biopharmaceuticals, Inc. ("Keryx" or the "Company") is a biopharmaceutical company focused on the acquisition, development and commercialization of medically important, novel pharmaceutical products for the treatment of life-threatening diseases, including diabetes and cancer. The Company was incorporated in Delaware in October 1998 (under the name Paramount Pharmaceuticals, Inc., which was later changed to Lakaro Biopharmaceuticals, Inc. in November 1999, and finally to Keryx Biopharmaceuticals, Inc. in January 2000). The Company commenced activities in November 1999, focusing on the development and commercialization of clinical compounds and core technologies for the life sciences.

Until November 1999, most of the Company's activities were carried out by Partec Limited, an Israeli corporation formed in December 1996, and its subsidiaries - SignalSite Inc. (85% owned), SignalSite Israel Ltd. (wholly-owned), Vectagen Inc. (87.25% owned) and Vectagen Israel Ltd. (wholly-owned) (hereinafter collectively referred to as "Partec"). In November 1999, the Company acquired substantially all of the assets and liabilities of Partec and, as of that date, the activities formerly carried out by Partec were performed by the Company. On the date of the acquisition, Keryx and Partec were entities under common control (the controlling interest owned approximately 79.7% of Keryx and approximately 76% of Partec) and accordingly, the assets and liabilities were recorded at their historical cost basis by means of "as if" pooling, with Partec being presented as a predecessor company. Consequently, these financial statements include the activities performed in previous periods by Partec by aggregating the relevant historical financial information with the financial statements of the Company as if they had formed a discrete operation under common management for the entire development stage.

The Company owns a 100% interest in each of ACCESS Oncology, Inc., Neryx Biopharmaceuticals, Inc., and Accumin Diagnostics, Inc., all U.S. corporations incorporated in the State of Delaware, and Keryx (Israel) Ltd. and Keryx Biomedical Technologies Ltd., each organized in Israel. In 2003, the Company's subsidiaries in Israel ceased operations and are currently in the process of being closed down. Most of the Company's biopharmaceutical development and substantially all of its administrative operations during 2006 and 2005 were conducted in the United States of America.

On February 5, 2004, the Company completed the acquisition of ACCESS Oncology, Inc. and its subsidiaries ("ACCESS Oncology"). The transaction was structured as a merger of AXO Acquisition Corp., a Delaware corporation and the Company's wholly-owned subsidiary, with and into ACCESS Oncology, with ACCESS Oncology remaining as the surviving corporation and a wholly-owned subsidiary of the Company. The transaction was accounted for under the purchase method of accounting. The assets and liabilities of ACCESS Oncology that the Company acquired and assumed pursuant to the acquisition have been included in the Company's consolidated financial statements as of February 5, 2004.

On April 6, 2006, Accumin Diagnostics, Inc., a wholly-owned subsidiary of the Company, completed the acquisition of AccuminTM, a novel, patent protected, diagnostic for the direct measurement of total, intact urinary albumin, from AusAm Biotechnologies, Inc. The transaction was accounted for under the purchase method of accounting. The assets and liabilities of Accumin that the Company acquired and assumed pursuant to the acquisition have been included in the Company's consolidated financial statements as of April 6, 2006.

The Company has not generated any revenues from its planned principal operations and is dependent upon significant financing to provide the working capital necessary to execute its business plan. If the Company determines that it is necessary to seek additional funding, there can be no assurance that the Company will be able to obtain any such funding on terms that are acceptable to it, if at all.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the applicable reporting period. Actual results could differ from those estimates. Such differences could be material to the financial statements.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents.

INVESTMENT SECURITIES

Investment securities at December 31, 2006 and 2005 consist of short-term and long-term government, auction notes and corporate debt securities. The Company classifies its short-term and long-term debt securities as held-to-maturity, with the exception of auction notes securities, which are classified as available-for-sale. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

A decline in the market value of any held-to-maturity security below cost, that is deemed to be other than temporary, results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at historical cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets:

	Estimated useful life (years)
Lab equipment	4
Office furniture and equipment	3-7
Computers, software and related equipment	3

Leasehold improvements are amortized over the shorter of their useful life or the remaining term of the lease exclusive of renewal options. The Company has incurred, and will continue to incur, manufacturing capital expenditures relating to the scale-up for larger scale production. Accordingly, the Company's manufacturing suite and equipment costs is not yet in production and is not amortized or depreciated until it is ready for its intended use.

PATENT COSTS

The Company expenses patent maintenance costs as incurred. Through March 31, 2006, the Company classified its patent expenses in other research and development. Effective April 1, 2006, the Company has classified its patent expenses in other selling, general and administrative. The results of prior periods have not been reclassified because they were not significant.

REVENUE RECOGNITION

Diagnostic revenue consists of the sale of diagnostic products for the direct measurement of total, intact urinary albumin. Diagnostic revenue is recognized when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer and collection from the customer is reasonably assured. Service revenue consists of clinical trial management and site recruitment services. Revenues generated from providing clinical trial management and site recruitment services are recognized at the time such services are provided. Deferred revenue is incurred when the Company receives a deposit or prepayment for services to be performed at a later date. Management fees accumulated during the development stage arose from provision of management services to a related company and were recognized ratably over the period for which the services were provided.

COST OF DIAGNOSTICS SOLD AND COST OF SERVICES

Cost of diagnostics sold consist specifically of costs associated with the manufacture of the diagnostic products such as payments to third-party vendors and systems, material costs and other support facilities associated with delivering of the diagnostics to our customers. Cost of diagnostics sold is recognized as diagnostic revenue is recognized. Cost of services consist of all costs specifically associated with client programs such as salary, benefits paid to personnel, payments to third-party vendors and systems and other support facilities associated with delivering services to the Company's clients. Cost of services are recognized at the time such services are performed.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred. The Company makes estimates of costs incurred to date in relation to external clinical research organizations, or CROs, and clinical site costs. The Company analyzes the progress of clinical trials, including levels of patient enrollment, invoices received and contracted costs when evaluating the adequacy of the amount expensed and the related prepaid asset and accrued liability. Additionally, administrative costs related to external CROs are recognized on a straight-line basis over the estimated contractual period.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary and permanent differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. If the likelihood of realizing the deferred tax assets or liability is less than "more likely than not," a valuation allowance is then created.

STOCK - BASED COMPENSATION

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R requires all share-based payments to employees, or to non-employee directors as compensation for service on the Board of Directors, to be recognized as compensation expense in the consolidated financial statements based on the fair values of such payments.

The Company adopted SFAS No. 123R on January 1, 2006 using the modified prospective transition method. Under this method, compensation cost recognized for the year ended December 31, 2006 includes: a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," ("SFAS No. 123"), and b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. The results for prior periods have not been restated.

Stock-based compensation expense recognized each period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company's pro forma disclosures required under SFAS No. 123 for periods prior to 2006, the Company accounted for forfeitures as they occurred. Upon adoption of SFAS No. 123R, the Company elected to use the Black-Scholes model to value share-based payments granted to employees subsequent to January 1, 2006 and elected to attribute the value of stock-based compensation expense using the straight-line single option method. These methods were previously used for the Company's pro forma information required under SFAS No. 123. For additional information, see Note 7 – Stockholders' Equity.

The Company accounts for equity instruments issued to third party service providers (non-employees) in accordance with the fair value method prescribed by the provisions of Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services" ("EITF 96-18").

Prior to January 1, 2006, the Company applied the intrinsic value-based method of accounting prescribed by the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations, including FASB Interpretation 44, "Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion No. 25," to account for its fixed-plan stock options for employees and directors. Under this method, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123 established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by SFAS No. 123, the Company elected to continue to apply the intrinsic-value-based method of APB 25 described above, and adopted only the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148, "Accounting For Stock-Based Compensation - Transition and Disclosure."

NET LOSS PER SHARE

Basic net loss per share is computed by dividing the losses allocable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net loss per share does not reflect the effect of shares of common stock to be issued upon exercise of stock options and warrants, as their inclusion would be anti-dilutive. The options and warrants outstanding as of December 31, 2006, 2005 and 2004, which are not included in the computation of net loss per share amounts, were 11,071,689, 8,346,628 and 8,193,174, respectively.

BUSINESS ACQUISITIONS

The Company accounts for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Our consolidated financial statements and results of operations reflect an acquired business after the completion of the acquisition and are not retroactively restated. The cost to acquire a business, including transaction costs, is allocated to the underlying net assets of the acquired business in proportion to their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Any excess of the net assets acquired over the purchase price represents negative goodwill.

The acquisition of ACCESS Oncology (see Note 6 – ACCESS Oncology Acquisition) resulted in negative goodwill. Since the negative goodwill was a result of not recognizing contingent consideration (i.e., the contingent equity rights), the lesser of the negative goodwill and the maximum value of the contingent equity rights at the date of the acquisition was recorded as if it were a liability, thereby eliminating the negative goodwill.

IMPAIRMENT

The Company accounts for impairment of long lived assets using the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). This Statement requires that long-lived assets subject to amortization be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

The Company accounts for impairment of goodwill using the provisions SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). This statement requires periodic tests of goodwill for impairment. SFAS No. 142 requires goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value. As of December 31, 2006, management concluded that there is no impairment to its goodwill.

CONCENTRATIONS OF CREDIT RISK

The Company does not have significant off-balance-sheet risk or credit risk concentrations. The Company maintains its cash and cash equivalents and short-term and long-term investments with multiple financial institutions and invests in investment-grade securities with average maturities of less than twenty-four months.

RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the SEC staff issued Staff Accounting Bulletin Topic 1N, "Financial Statements — Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," ("SAB 108") which is effective for calendar-year companies as of December 31, 2006. SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the financial statements are materially misstated. SAB 108 requires that public companies utilize a "dual-approach" to assessing the quantitative effects of financial misstatements, whereby companies should take into account both the effect of a misstatement on the current year balance sheet as well as the impact upon the current year income statement in assessing the materiality of a current year misstatement. Once a current year misstatement has been quantified, the guidance in SAB Topic 1M, "Financial Statements — Materiality," ("SAB 99") should be applied to determine whether the misstatement is material. The adoption of SAB 108 did not have a material impact on the Company's financial condition, results of operations or cash flows.

The FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"), in September 2006. The new standard provides guidance on the definition of and how to measure fair value and what sources of information are to be used in such measurements. It also prescribes expanded disclosures about fair value measurements contained in the financial statements. The pronouncement, including the new disclosures, is effective for the Company as of the first quarter of 2008. The Company is evaluating the potential impact of the new standard on its consolidated financial statements; however, the Company does not expect the adoption of this standard will have a material effect on its consolidated financial statements.

NOTE 2 – CASH AND CASH EQUIVALENTS

(in thousands)	December 31, 2006	December 31, 2005
Money market funds	**$ 14,733**	$ 13,383
Checking and bank deposits	**34,003**	54,792
Total	**$ 48,736**	$ 68,175

NOTE 3 - INVESTMENT SECURITIES

The following tables summarize the Company's investment securities at December 31, 2006 and December 31, 2005 (regarding assumptions used for estimating fair value, see "Note 8 – Fair Value of Financial Instruments."):

	December 31, 2006			
(in thousands)	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Estimated fair value
Short-term investments:				
Obligations of domestic governmental agencies (mature between January and October 2007) (Held-to-maturity)	$ 21,959	$ --	$ (73)	$ 21,886
Auction notes (Available-for-sale) *	41,700	--	--	41,700
	$ 63,659	$ --	$ (73)	$ 63,586
Long-term investments:				
Obligations of domestic governmental agencies (mature between April and May 2008) (Held-to-maturity)	$ 12,690	$ 2	$ (19)	$ 12,673
	$ 12,690	$ 2	$ (19)	$ 12,673

(in thousands)	December 31, 2005 Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Estimated fair value
Short-term investments:				
Obligations of domestic governmental agencies (mature between July and October 2006) (Held-to-maturity)	$ 7,150	$ --	$ (49)	$ 7,101
Auction notes (Available-for-sale) *	10,050	--	--	10,050
US corporate debt securities (mature between March and May 2006) (Held-to-maturity)	1,072	--	(4)	1,068
	$ 18,272	$ --	$ (53)	$ 18,219
Long-term investments:				
Obligations of domestic governmental agencies (mature between January and July 2007) (Held-to-maturity)	$ 13,950	$ --	$ (90)	$ 13,860
US corporate debt securities (Held-to-maturity)	--	--	--	--
	$ 13,950	$ --	$ (90)	$ 13,860

* Amortized cost approximates fair value. Unrealized gains and losses are not material.

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

(in thousands)	December 31, 2006	December 31, 2005
Manufacturing suite and equipment	$ 8,162	$ 663
Lab equipment	38	--
Leasehold improvements	16	16
Office furniture and equipment	311	308
Computers, software and related equipment	318	234
	8,845	1,221
Accumulated depreciation and amortization	(356)	(217)
Net book value	$ 8,489	$ 1,004

The Company has incurred, and will continue to incur, manufacturing capital expenditures relating to the scale-up for larger scale production. Accordingly, the Company's manufacturing suite and equipment costs is not yet in production and is not amortized or depreciated until it is ready for its intended use.

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was approximately $139,000, $102,000 and $67,000, respectively. The following table summarizes depreciation expense for the years ended December 31, 2006, 2005 and 2004.

	For the year ended December 31		
(in thousands)	**2006**	**2005**	**2004**
Depreciation expense:			
Cost of services	**$ 2**	$ 4	$ 7
Research and development	**90**	72	44
General and administrative	**47**	26	16
Total	**$ 139**	$ 102	$ 67

NOTE 5 - OTHER ASSETS

(in thousands)	**December 31, 2006**	**December 31, 2005**
Patents and other intangible assets	**$ 1,007**	$ 352
Long-term deposits	**322**	67
Deferred registration fees	**22**	49
	1,351	468
Accumulated amortization	**(393)**	(308)
	$ 958	$ 160

Amortization expense for the years ended December 31, 2006, 2005 and 2004 was approximately $84,000, $88,000 and $88,000, respectively. The Company expects amortization expense for the years ended December 31, 2007 and 2008 to be approximately $55,000 each year.

NOTE 6 – ACQUISITIONS

ACCUMIN TRANSACTION

On April 6, 2006, Accumin Diagnostics, Inc. ("ADI"), a wholly-owned subsidiary of the Company, completed the acquisition of AccuminTM, a novel, patent protected, diagnostic for the direct measurement of total, intact urinary albumin, from AusAm Biotechnologies, Inc. ("AusAm"). The Company believes that the acquisition of Accumin may help increase the Company's exposure to physicians that treat diabetes, the target market for Sulonex, by emphasizing the importance of early detection of microalbuminuria.

The purchase price of Accumin was $3,996,000, which included the issuance of 245,024 shares of the Company's common stock, the assumption of certain liabilities of AusAm equal to approximately $345,000 and transaction costs and accrued cash settlement costs of approximately $341,000. ADI also entered into a royalty arrangement under which ADI may be required to pay up to a maximum of $16.1 million to AusAm on revenue from a next generation product following FDA marketing approval. Keryx filed a registration statement on Form S-3 with the Securities and Exchange Commission, or SEC, on April 6, 2006 with respect to the shares issued to AusAm which was declared effective on June 23, 2006 (the "Effective Date"). At closing, 300,000 shares were issued to AusAm by Keryx, but were held in escrow until the Effective Date. On the Effective Date, 245,024 shares were released from escrow to AusAm. As of December 31, 2006, 15,646 shares were issued and outstanding and still held in escrow, pending resolution of a dispute over purchase consideration (see Note 14).

The Accumin transaction has been accounted for as a purchase by the Company. Under the purchase method of accounting, the assets and liabilities assumed from AusAm are recorded at the date of acquisition at their respective fair values. The consolidated financial statements and reported results of operations of the Company issued after completion of the transaction reflect these values.

The following represents the purchase price for Accumin:

(in thousands, except share and per share amounts)		
Assumed liabilities		$ 345
Number of shares of Keryx common stock issued	245,024	
Multiplied by Keryx's average closing bid price per share as quoted on NASDAQ over a period of 5 trading days (2 days prior to the Effective Date, the Effective Date, and 2 days after the Effective Date)	$13.51	3,310
Other transaction costs and accrued cash settlement costs		341
Total purchase price		$ 3,996

The excess of the purchase price over the net assets acquired represented goodwill of approximately $3,208,000, which has been allocated to our Products segment, which is expected to benefit from the synergies of the Accumin acquisition.

The above estimated purchase price has been preliminarily allocated based on an estimate of the fair value of net assets acquired. The final valuation of net assets is expected to be completed as soon as possible, pending resolution of a dispute over purchase consideration, but no later than one year from the acquisition date. To the extent that these estimated amounts need to be adjusted, the Company will do so.

(in thousands)	
Allocation of purchase price:	
Tangible assets acquired	$ 132
Amortizable intangibles (over 12 years - patent life)	656
Goodwill	3,208
Purchase price	$ 3,996

A valuation using the guidance in SFAS No. 141, "Business Combinations" was performed with the assistance of independent valuation specialists to determine the fair value of certain identifiable intangible assets of Accumin.

The fair value of certain identifiable intangible assets was determined using the income approach. This method starts with a forecast of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk of achieving the asset's projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual value of the asset, if any, at the end of the discrete projection period to estimate the fair value.

The forecast of future cash flows required the following assumptions to be made:

- revenue that is likely to result from the asset, including estimated selling price, estimated market share and year-over-year growth rates;
- operating margin; and
- sales and marketing and general and administrative expenses using historical and industry or other sources of market data;

The valuations are based on information that is available as of the acquisition date and the expectations and assumptions that have been deemed reasonable by our management. No assurance can be given, however, that the underlying assumptions or events associated with such assets will occur as projected. For these reasons, among others, the actual results may vary from the projected results.

Unaudited pro forma financial information has not been presented as the information is immaterial to our results of operations.

ACCESS ONCOLOGY ACQUSITION

On February 5, 2004, the Company acquired ACCESS Oncology, a related party, for a purchase price of approximately $19,502,000. The purchase price included the Company's assumption of certain liabilities of ACCESS Oncology equal to approximately $8,723,000, the issuance of shares of the Company's common stock valued at approximately $6,325,000, contingent equity rights valued at approximately $4,004,000 and transaction costs of approximately $450,000.

At the effective time of the merger, each share of ACCESS Oncology common stock, including shares issuable upon the exercise of options exercised before March 1, 2004, and upon the exercise of outstanding warrants, was converted into the right to share in the contingent equity rights pro rata with the other holders of ACCESS Oncology common stock. Pursuant to the merger agreement, 623,145 shares of the Company's common stock valued at approximately $6,325,000 have been issued to the former preferred stockholders of ACCESS Oncology. An additional 4,433 shares of the Company's common stock are issuable to those preferred stockholders of ACCESS Oncology who have yet to provide the necessary documentation to receive shares of the Company's common stock.

The contingent equity rights will be paid upon the achievement of the following milestones:

- 500,000 shares of the Company's common stock upon enrollment of the first patient in a Keryx-sponsored Phase III (or other pivotal) clinical trial for any of the acquired ACCESS Oncology drug candidates;
- 750,000 shares of the Company's common stock upon the first new drug application acceptance by the Food and Drug Administration, or FDA, for any of the acquired ACCESS Oncology drug candidates;
- 1,750,000 shares of the Company's common stock upon the first FDA approval of any of the acquired ACCESS Oncology drug candidates; and
- 372,422 shares of the Company's common stock following the first 12-month period that sales of all of the acquired ACCESS Oncology drug candidates combined exceeds $100 million.

In no event will the Company issue more than 4,000,000 shares of its common stock pursuant to the merger agreement. These 4,000,000 shares include 627,578 shares issued or issuable to date and any contingent shares as described above. Accordingly, the amount of the Company's common stock deliverable to the former ACCESS Oncology stockholders as milestone consideration will be no more than 3,372,422 shares. The Company's stockholders approved the issuance of shares of its common stock payable as contingent milestone consideration at the 2004 annual meeting of stockholders, which took place on June 10, 2004.

The ACCESS Oncology acquisition has been accounted for as a purchase by the Company. Under the purchase method of accounting, the assets and liabilities assumed from ACCESS Oncology are recorded at the date of acquisition at their respective fair values. The consolidated financial statements and reported results of operations of the Company issued after completion of the acquisition reflect these values but will not be restated retroactively to reflect the historical financial position or results of operations of ACCESS Oncology.

The following represents the purchase price for ACCESS Oncology:

(in thousands, except share and per share amounts)

Assumed liabilities		$ 8,723
Number of shares of Keryx common stock issued	623,145	
Multiplied by Keryx's volume-adjusted weighted average closing price per share measured over the last seven trading days immediately preceding the closing	$10.15	6,325
Contingent equity rights		4,004
Other transaction costs		450
Total purchase price		$ 19,502

The excess of the net assets acquired over the purchase price represented negative goodwill of approximately $4,004,000. Since the negative goodwill is a result of not recognizing contingent consideration (i.e., the contingent equity rights), the lesser of the negative goodwill ($4,004,000) and the maximum value of the contingent equity rights at the date of the acquisition ($34,275,000) has been recorded as a liability, thereby eliminating the negative goodwill. The value of the contingent equity rights of $34,275,000 was based on the volume-adjusted weighted average closing price per share of the Company's common stock measured over the last seven trading days immediately preceding the closing of the acquisition ($10.15 per share) multiplied by 3,376,855 shares, which consist of the sum of the unissued amount of the Company's common stock deliverable to the ACCESS Oncology stockholders as milestone consideration (3,372,422 shares) and to those preferred stockholders of ACCESS Oncology who have yet to provide the necessary documentation to receive shares of the Company's common stock (4,433 shares).

The purchase price allocation, which is considered final, is based on an estimate of the fair value of net assets acquired.

(in thousands)

Allocation of purchase price:	
Net assets acquired	$ 725
Adjusted for write-off of existing intangible assets	23
Net tangible assets acquired	702
Acquired in-process research and development charge	18,800
Purchase price	$ 19,502

As required by FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"), the Company recorded a charge in 2004 of $18,800,000 for the portion of the purchase price allocated to acquired in-process research and development.

The following unaudited pro forma financial information presents the combined results of operations of the Company and ACCESS Oncology as if the acquisition had occurred as of the beginning of the period presented. The unaudited pro forma financial information is not necessarily indicative of what the Company's consolidated results of operations actually would have been had it completed the acquisition at the dates indicated. In addition, the unaudited pro forma financial information does not purport to project the future results of operations of the combined company.

(in thousands, except per share amounts)	2004
Revenue	$ 911
Net loss	$ (14,086)
Basic and diluted loss per common share	$ (0.47)

The unaudited pro forma financial information above reflects the elimination of balances and transactions between the Company and ACCESS Oncology, which upon completion of the merger would be considered intercompany balances and transactions. The entries include the elimination of certain interest income and expense and the elimination of the reimbursement of salaries and related facility costs of two employees of ACCESS Oncology, both of which net to zero. In addition, the unaudited pro forma financial information above excludes the non-recurring, non-cash charge of $18,800,000 related to acquired in-process research and development in the year ended December 31, 2004.

NOTE 7 - STOCKHOLDERS' EQUITY

PREFERRED STOCK

The Company's amended and restated certificate of incorporation allows it to issue up to 5,000,000 shares of preferred stock, $0.001 par value, with rights senior to those of the common stock.

COMMON STOCK

On March 29, 2006, the Company completed a registered direct offering of 4,500,000 shares of its common stock to two institutional investors at $18.40 per share. Total proceeds to the Company from this public offering were approximately $82.7 million, net of offering expenses of approximately $0.1 million. The shares were sold under a shelf registration statement on Form S-3 (File No. 333-130809) filed with the Securities and Exchange Commission, or SEC, on December 30, 2005, and declared effective by the SEC on January 13, 2006, covering shares of the Company's Common Stock having a value not to exceed $150 million.

The Company may offer the remaining securities under its shelf registration from time to time in response to market conditions or other circumstances if it believes such a plan of financing is in the best interest of the Company and its stockholders. The Company believes that the shelf registration provides it with the flexibility to raise additional capital to finance its operations as needed.

On February 14, 2006, 100,000 shares were granted to the Company's newly-appointed Chief Financial Officer, at a grant-date fair value of $15.30 per share. 50,000 of the restricted shares will vest in three equal installments on the first, second and third anniversary of the grant date. For the remaining 50,000 restricted shares, vesting is contingent upon meeting a certain performance goal.

During 2006, the Company issued 245,024 shares of its common stock, valued at approximately $3,310,000, to AusAm, in connection with the Company's purchase of Accumin, which closed on April 6, 2006. Keryx filed a registration statement on Form S-3 with the SEC on April 6, 2006 with respect to the shares issued to AusAm which was declared effective on June 23, 2006 (the "Effective Date"). At closing, 300,000 shares were issued to AusAm by Keryx, but were held in escrow until the Effective Date. On the Effective Date, 245,024 shares were released from escrow to AusAm. As of December 31, 2006, 15,646 shares were still held in escrow (see Note 6 above).

On July 20, 2005, the Company completed a public offering of 5,780,000 shares of its common stock (including the exercise of a 750,000 over-allotment option granted to the underwriters) to investors at $14.05 per share. Total proceeds to the Company from this public offering were approximately $75.8 million, net of offering expenses of approximately $5.4 million. The shares were sold under a shelf registration statement on Form S-3 (File No. 333-119376) filed with the SEC on September 29, 2004, and declared effective by the SEC on October 13, 2004. As part of the transaction, on July 11, 2005, the Company filed a registration statement on Form S-3 (File No. 333-126494) with the SEC registering an additional 780,000 shares, which became effective upon filing.

In June 2004, the Company's stockholders approved an amendment to the Company's amended and restated certificate of incorporation increasing by 20 million the number of shares of authorized common stock to 60 million shares.

In June 2004, the Company's stockholders approved the delisting of the Company's common stock from the Alternative Investment Market of the London Stock Exchange, which became effective on August 10, 2004.

During 2004, the Company issued 623,145 shares of its common stock, valued at approximately $6,325,000, to the preferred stockholders of ACCESS Oncology, in connection with the Company's merger with ACCESS Oncology, which closed on February 5, 2004. An additional 4,433 shares of the Company's common stock are issuable to those preferred stockholders of ACCESS Oncology who have yet to provide the necessary documentation to receive shares of the Company's common stock. In addition, up to 3,372,422 shares of the Company's common stock are deliverable to the ACCESS Oncology stockholders as contingent milestone consideration pursuant to the merger agreement. The Company's stockholders approved the issuance of shares of its common stock payable as contingent milestone consideration in June 2004 (see Note 6 above).

On February 17, 2004, the Company completed a private placement of approximately 3.2 million shares of its common stock to institutional investors at $10.00 per share. Total net proceeds of this private placement were approximately $31.7 million, net of offering expenses of approximately $0.3 million. In connection with this private placement, the Company filed a Registration Statement on Form S-3 (File No. 333-113654) on March 16, 2004, and Amendment No. 1 to the Registration Statement on Form S-3/A on April 1, 2004, which was declared effective by the SEC on May 3, 2004.

On November 20, 2003, the Company completed a private placement of approximately 3.5 million shares of its common stock together with warrants for the purchase of an aggregate of 705,883 shares of its common stock at an exercise price of $6.00 per share. Total proceeds of this private placement were approximately $14.1 million, net of offering expenses of approximately $0.9 million. In addition, the Company issued to the placement agent a warrant to purchase 50,000 shares of its common stock at an exercise price of $6.00. In connection with the private placement, the Company filed a Registration Statement of Form S-3 (File No. 333-111133) on December 12, 2003, and Amendment No. 1 to the Registration Statement on Form S-3/A on December 19, 2003, which was declared effective by the SEC on December 19, 2003.

The Company completed its initial public offering of 4.6 million shares of its common stock at $10.00 per share pursuant to a Registration Statement on Form S-1 (File No. 333-37402), which was effective on July 28, 2000. Additionally, the underwriters exercised their over-allotment option and purchased an additional 600,000 shares of the Company's common stock, at $10.00 per share, on August 30, 2000. Total proceeds of this offering, including the exercise of the over-allotment option, were approximately $46.3 million, net of underwriting fees and offering expenses of approximately $5.7 million.

The Company repurchased 9,800 shares of its common stock at an aggregate cost of approximately $12,000 and 46,300 shares of its common stock at an aggregate cost of approximately $77,000 during the years ended December 31, 2003 and 2002, respectively, pursuant to the stock repurchase program approved by the Company's Board of Directors in November 2002. At December 31, 2003, the stock repurchase program ended.

During 2002, the Company issued a total of 48,491 unregistered shares of its common stock with a weighted average fair value at grant date of approximately, $359,000, or $7.40 per share, to third parties.

STOCK OPTIONS, RESTRICTED STOCK AND WARRANTS

The Company has in effect the following stock option and incentive plans. Options granted typically vest over a three to four year period.

a. The 1999 Stock Option Plan was adopted in November 1999. Under the 1999 Stock Option Plan, the Company's board of directors could grant stock-based awards to directors, consultants and employees. The plan authorizes grants to purchase up to 4,230,000 shares of authorized but unissued common stock. The plan limits the term of each option, to no more than 25 years from the date of the grant, unless otherwise authorized by the board. The plan permits the board of directors or a committee appointed by the board to administer the plan. The administrator has the authority, in its discretion, to determine the terms and conditions of any option granted to a Company service provider, including the vesting schedule. No additional shares of our common stock may be issued under the 1999 Stock Option Plan.

b. The 2000 Stock Option Plan was adopted in June 2000. Under the 2000 Stock Option Plan the compensation committee of the Company's board of directors is authorized to grant stock-based awards to directors, consultants and employees. The 2000 plan authorizes grants to purchase up to 4,455,000 shares of authorized but unissued common stock. The plan limits the term of each option, to no more than 10 years from the date of the grant, unless authorized by the board. As of December 31, 2006, up to 13,131 additional shares may be issued under the 2000 Stock Option Plan.

c. The Non-Plan was adopted in February 2000. Under the Non-Plan, the Company's board of directors granted options, which are not part of any plan, to non-employee directors of the Company to purchase up to 240,000 shares of authorized but unissued common stock. The options issued by the board of directors pursuant to the Non-Plan have a life of 10 years from the date of their grant. No additional shares of our common stock may be issued under the Non-Plan.

d. The 2002 CEO Incentive Stock Option Plan was adopted in December 2002. Under the 2002 CEO Incentive Stock Option Plan the Company's board of directors granted an option to the newly-appointed Chief Executive Officer of the Company to purchase up to 2,002,657 shares of authorized but unissued common stock. The option has a term of 10 years from the date of the grant. The option granted to the newly appointed Chief Executive Officer was part of a total grant of options issued pursuant to the 1999 Stock Option Plan, the 2000 Stock Option Plan and the 2002 CEO Incentive Stock Option Plan, to purchase a total of 4,050,000 shares of the Company's common stock. As of December 31, 2006, the option granted under the 2002 CEO Incentive Stock Option Plan has fully vested. In the event of a merger, acquisition or other change of control or in the event that the Company terminates the Chief Executive Officer's employment, either without cause or as a result of his death or disability, or he terminates his employment for good reason, the time period during which he shall be allowed to exercise such options shall be extended to the shorter of two years from the date of the termination of his employment or December 24, 2012. No additional shares of our common stock may be issued under the 2002 CEO Incentive Stock Option Plan.

e. The 2004 President Incentive Stock Option Plan was adopted in February 2004. Under the 2004 President Incentive Stock Option Plan the Company's board of directors granted an option to the newly-appointed President of the Company to purchase up to 1,000,000 shares of authorized but unissued common stock.

The option has a term of 10 years from the date of the grant. The option granted to the newly appointed President was made pursuant to an employment agreement following the acquisition of ACCESS Oncology in February 2004. Of this option, 166,667 vests over a three-year period and 833,333 vests upon the earlier of the achievement of certain performance-based milestones or February 5, 2011. As of December 31, 2006, 486,111 options have vested under this plan. In addition, in the event of a merger, acquisition or other change of control or in the event that the Company terminates the President's employment, either without cause or as a result of his death or disability, or he terminates his employment for good reason, the exercisability of any of the options described in this paragraph that are unexercisable at the time of such event or termination shall accelerate and the time period during which he shall be allowed to exercise such options shall be extended to the shorter of two years from the date of the termination of his employment or February 5, 2014. Additionally, the Company's board of directors shall have the discretion to accelerate all or a portion of these options at any time. No additional shares of our common stock may be issued under the 2004 President Incentive Stock Option Plan.

f. The 2004 Long-Term Incentive Plan was adopted in June 2004 by our stockholders. Under the 2004 Long-Term Incentive Plan, the compensation committee of the Company's board of directors is authorized to grant stock-based awards to directors, consultants and employees. The 2004 plan authorizes grants to purchase up to 4,000,000 shares of authorized but unissued common stock. The plan limits the term of each option, to no more than 10 years from the date of their grant. As of December 31, 2006, up to an additional 139,027 shares may be issued under the 2004 Long-Term Incentive Plan.

g. The 2006 CFO Incentive Plan was adopted in February 2006. Under the 2006 CFO Incentive Plan the Company's board of directors granted an option to the newly-appointed Chief Financial Officer of the Company to purchase up to 500,000 shares of authorized but unissued common stock. The option has a term of 10 years from the date of the grant. The option granted to the newly appointed Chief Financial Officer was made pursuant to an employment agreement. Of these options, 55,556 vest on the one-year anniversary of employment and 13,889 vest every three months following the one-year anniversary of employment until the 36th month of employment; and 333,333 vest after seven years, provided that the newly appointed Chief Financial Officer remains employed by the Company on such date. The 333,333 options may vest earlier upon the achievement of certain milestones, of which 111,111 have vested as of December 31, 2006. No additional shares of our common stock may be issued under the 2006 CFO Incentive Plan.

The following table summarizes equity awards authorized by the Company as of December 31, 2006.

Plan	Exercise price	Authorized	Outstanding	Exercised	Exercisable	Available for grant
1999 Stock Option Plan	$ 0.10 – 1.30	4,230,000	619,195	3,505,305	619,195	--
2000 Stock Option Plan	1.10 – 14.64	4,455,000	2,937,925	1,503,944	2,033,456	13,131
Non Plan	0.33	240,000	60,000	157,500	60,000	--
2002 CEO Incentive Stock Option Plan	1.30	2,002,657	2,002,657	--	2,002,657	--
2004 President Incentive Plan	9.25	1,000,000	1,000,000	--	486,111	--
2004 Long-Term Incentive Plan	7.13 – 18.06*	4,000,000	3,729,936	131,037	866,464	139,027
2006 CFO Incentive Plan	15.30	500,000	500,000	--	111,111	--
		16,427,657	10,849,713	5,297,786	6,178,994	152,158

* Exercise price range excludes restricted stock.

A summary of the status of the Company's equity awards as of December 31, 2006, 2005, 2004, and changes during the years then ended is presented in the tables below.

		Outstanding equity awards	
	Shares available	Number of shares	Weighted-average exercise price
Balance, December 31, 2003	1,110,072	8,004,309	$ 1.42
Authorized	5,000,000		
Granted	(1,870,000)	1,870,000	8.86
Exercised	--	(2,184,438)	1.35
Forfeited and expired	15,250	(15,250)	8.15
Balance, December 31, 2004	4,255,322	7,674,621	3.24
Authorized	--		
Granted	(952,500)	952,500	11.50
Exercised	--	(520,969)	1.27
Forfeited and expired	81,500	(81,500)	11.96
Balance, December 31, 2005	3,384,322	8,024,652	4.26
Authorized	500,000		
Granted	(3,799,660)	3,799,660	14.11
Exercised	--	(824,103)	2.41
Canceled	(83,000)		
Forfeited and expired	150,496	(150,496)	6.09
Balance, December 31, 2006	152,158	10,849,713	7.82
Exercisable at December 31, 2004		3,807,576	1.75
Exercisable at December 31, 2005		4,360,135	2.37
Exercisable at December 31, 2006		6,178,994	3.92

As discussed above, as of December 31, 2006, there were 100,000 shares of restricted stock outstanding under the 2004 Long-Term Incentive Plan (included in the tables above).

A summary of share-based compensation activity for the year ended December 31, 2006 is presented below:

Stock Options

	Number of Options	Exercise price per share	Weighted-average exercise price	Weighted-average remaining contractual term (years)	Aggregate intrinsic value
Outstanding at January 1, 2006	8,024,652	$0.10 – $16.67	$ 4.26	7.2	$83,296,000
Granted	3,699,660	10.51 – 18.06	14.49		
Exercised	(824,103)	0.10 – 12.19	2.41		
Forfeited and expired	(150,496)	0.10 – 17.16	6.09		
Outstanding at December 31, 2006	10,749,713	0.10 – 18.06	7.90	7.6	58,048,000
Vested and expected to vest at December 31, 2006	10,706,853	0.10 – 18.06	7.88	7.6	58,031,000
Exercisable at December 31, 2006	6,178,994	0.10 – 16.67	3.92	6.7	57,959,000

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing common stock price and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options as of that date. Upon the exercise of outstanding options, the Company intends to issue new shares.

	For the year ended December 31		
	2006	**2005**	**2004**
Weighted-average fair value of options granted during the period at an exercise price equal to market price at issue date	**$ 7.79**	$ 7.84	$ 5.87
Weighted-average exercise price of options granted during the period at an exercise price equal to market price at issue date	**14.49**	11.50	8.91
Weighted-average fair value of options granted during the period at an exercise price greater than market price at issue date	**N/A**	N/A	N/A
Weighted-average exercise price of options granted during the period at an exercise price greater than market price at issue date	**N/A**	N/A	N/A

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options outstanding			Options exercisable	
Range of exercise prices	**Number outstanding**	**Weighted-average remaining contractual life (years)**	**Weighed-average exercise price**	**Number exercisable**	**Weighed-average exercise price**
$ 0.10	271,852	17.9	$ 0.10	271,852	$ 0.10
0.11 - 0.50	60,000	3.1	0.33	60,000	0.33
0.51 - 3.00	4,014,735	5.9	1.30	4,014,735	1.30
3.01 - 5.75	329,190	6.8	4.55	248,721	4.54
5.76 - 10.00	1,146,000	7.1	9.15	581,799	9.12
10.01 - 19.00	4,927,936	8.6	13.73	1,001,887	12.52
	10,749,713			6,178,994	

At December 31, 2006, 4,696,829 options issued to directors and employees and 600,957 options issued to consultants have been exercised. The terms of the outstanding options at December 31, 2006 are as follows:

To Directors and Employees

	Options outstanding			Options exercisable	
Range of exercise prices	**Number outstanding**	**Weighted-average remaining contractual life (years)**	**Weighed-average exercise price**	**Number exercisable**	**Weighed-average exercise price**
$ 0.10	261,852	17.9	$ 0.10	261,852	$ 0.10
0.11 - 0.50	60,000	3.1	0.33	60,000	0.33
0.51 - 3.00	3,823,735	5.9	1.30	3,832,485	1.30
3.01 - 5.75	213,936	7.1	4.70	153,571	4.44
5.76 - 10.00	1,116,000	7.0	9.20	558,924	9.20
10.01 - 19.00	4,507,436	8.6	13.86	858,137	12.70
	9,982,959			5,724,969	

As of December 31, 2006, 4,377,166 options issued to directors and employees are milestone-based, of which 3,379,944 options are vested and exercisable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

To Consultants

Range of exercise prices	Options outstanding: Number outstanding	Options outstanding: Weighted-average remaining contractual life (years)	Options outstanding: Weighed-average exercise price	Options exercisable: Number exercisable	Options exercisable: Weighed-average exercise price
$ 0.10	10,000	17.9	$ 0.10	10,000	$ 0.10
0.11 - 0.50	--	--	--	--	--
0.51 - 3.00	191,000	6.2	1.14	182,250	1.14
3.01 - 5.75	115,254	6.1	4.28	95,150	4.70
5.76 - 10.00	30,000	7.6	7.13	22,875	7.32
10.01 - 19.00	420,500	7.7	12.30	143,750	11.42
	766,754			454,025	

As of December 31, 2006, 93,000 options issued to consultants are milestone-based, of which 43,000 options are vested and exercisable.

Restricted Stock

	Number of Shares	Average Grant Date Fair Value
Nonvested, January 1, 2006	--	--
Granted	100,000	$ 15.30
Vested	--	--
Forfeited	--	--
Nonvested, December 31, 2006	100,000	$ 15.30

There have been no restricted stock issuances prior to January 1, 2006.

Warrants

	Warrants	Weighted-average exercise price
Balance, December 31, 2003	1,242,377	$ 3.71
Issued	--	--
Exercised	(348,824)	6.00
Canceled	(375,000)	0.01
Balance, December 31, 2004	518,553	$ 4.86
Issued	--	--
Exercised	(157,647)	6.00
Canceled	(38,930)	1.94
Balance, December 31, 2005	321,976	$ 4.65
Issued	--	--
Exercised	--	--
Canceled	--	--
Balance, December 31, 2006	321,976	$ 4.65

As of December 31, 2006, 753,893 warrants have been exercised and no warrants have been cancelled as part of cashless exercises. The terms of outstanding warrants as of December 31, 2006 are as follows:

	Warrants outstanding			Warrants exercisable	
Range of exercise prices	Number outstanding	Weighted-average remaining contractual life (years)	Weighed-average exercise price	Number exercisable	Weighed-average exercise price
$ 0.01	72,564	3.0	$ 0.01	72,564	$ 0.01
6.00	249,412	1.9	6.00	249,412	6.00
	321,976	2.1	$ 4.65	321,976	$ 4.65

Stock-based Compensation

The application of SFAS No. 123R had the following effect on reported amounts, for the year ended December 31, 2006, relative to amounts that would have been reported using the intrinsic value method under previous accounting:

(in thousands, except per share amounts)	Year ended December 31, 2006
Net loss, using previous accounting method	$ (62,097)
Basic and diluted loss per ordinary share, using previous method	(1.48)
Impact of the adoption of SFAS No. 123R	(11,667)
Net loss, as reported	(73,764)
Basic and diluted loss per ordinary share, as reported	$ (1.76)

The value of these options has been estimated using the Black-Scholes model. The expected term of options granted is derived from historical data and the expected vesting period. Expected volatility is based on the historical volatility of the Company's common stock and the Company's assessment of its future volatility. The risk-free interest rate is based on the U.S. Treasury yield for a period consistent with the expected term of the option in effect at the time of the grant. The Company has assumed no expected dividend yield, as dividends have never been paid to stock or option holders and will not be for the foreseeable future.

The weighted average fair market value of options and restricted stock granted during the year ended December 31, 2006, as of the date of the grant, was $7.79 and $15.30, respectively. The assumptions used in the calculation of the fair value of options granted during the year ended December 31, 2006 were a weighted average expected term of 3.1 years, a weighted average expected volatility rate of 78.31% and a weighted average risk-free interest rate of 4.74%.The Company used historical information to estimate forfeitures within the valuation model. As of December 31, 2006, there was $21.8 million of total unrecognized compensation cost, related to nonvested stock options and restricted stock, which is expected to be recognized over a weighted-average period of 2.5 years. That amount does not include, as of December 31, 2006, 1,047,222 options and 50,000 shares of restricted stock outstanding, which are milestone-based and vest upon certain corporate milestones, such as FDA approval of our drug candidates, market capitalization targets and a qualified change in control. Stock-based compensation will be measured and recorded if and when a milestone occurs.

The following table summarizes stock-based compensation expense information about stock options, restricted stock and warrants outstanding at December 31, 2006:

(in thousands)	Year ended December 31, 2006
Stock-based compensation expenses associated with restricted stock	$ 189
Stock-based compensation expense associated with option grants to employee and directors+	12,536
Stock-based compensation expense associated with option grants to consultants	2,187
Stock-based compensation expense associated with warrants	--
	$ 14,912

+ Includes additional non-cash compensation expense during the year ended December 31, 2006 of $106,000, relating to a previous grant made to a former director. The Company also incurred additional non-cash compensation expense during the year ended December 31, 2006, of $1,697,000, relating to previous grants made to a former officer and two additional former directors. The Board of Directors agreed to modify their option agreements such that their vesting and exercisability has been extended beyond the terms of their original agreements.

Prior to January 1, 2006, the Company applied the intrinsic value-based method of accounting prescribed by the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations, including Financial Accounting Standards Board ("FASB") Interpretation 44, "Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion No. 25," to account for its fixed-plan stock options for employees and non-employee directors. Under this method, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Prior to January 1, 2006, the Company provided pro forma disclosure amounts in accordance with SFAS No. 123, as amended by Statement of Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation — Transition and Disclosure," ("SFAS No. 148"). As compensation expense was disclosed but not recognized in periods prior to January 1, 2006, no cumulative adjustment for forfeitures was recorded in 2006. The following is a pro forma unaudited presentation illustrating the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation for the years ended prior to the adoption of SFAS No. 123R.

	For the year ended December 31,		Amounts accumulated during the development stage
(in thousands, except per share amounts)	2005	2004	
Net loss, as reported	$ (26,895)	$ (32,943)	$ (114,448)
Add: Stock-based compensation expense to employees and directors determined under the intrinsic value-based method, as included in reported net loss	445	667	10,179
Deduct: Stock-based compensation expense to employees and directors determined under fair value based method	(3,797)	(3,770)	(20,216)
Pro forma net loss	$ (30,247)	$ (36,046)	$ (124,485)
Basic and diluted loss per common share:			
As reported	$ (0.78)	$ (1.10)	$ (6.34)
Pro forma	$ (0.88)	$ (1.20)	$ (6.89)

The value of these options has been estimated using the Black-Scholes model. The weighted average fair market value of options granted during the year ended December 31, 2005 as of the date of the grant, was $7.84. The assumptions used in the calculation of the fair value of options granted during the year ended December 31, 2005 were a weighted average expected term of 4.9 years, a weighted average expected volatility rate of 84.88% and a weighted average risk-free interest rate of 3.72%. The weighted average fair market value of options granted during the year ended December 31, 2004, as of the date of the grant, was $4.38. The assumptions used in the calculation of the fair value of options granted during the year ended December 31, 2004 were a weighted average expected term of 4.8 years, a weighted average expected volatility rate of 84.24% and a weighted average risk-free interest rate of 2.85%.

The Company applies EITF 96-18 "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," in accounting for its options granted to consultants. For the years ended December 31, 2005 and 2004, the Company recorded non-cash compensation expense of approximately $924,000 and $833,000, respectively. Unvested options are revalued at every reporting period and amortized over the vesting period in order to determine the compensation expense. The value of these options has been estimated using the Black-Scholes model under the assumptions stated above.

The Company applies EITF 96-18 in accounting for its warrants granted to non-employees and non-directors. For the years ended December 31, 2005 and 2004, the Company did not record any non cash compensation expense, as all warrants were vested. Unvested warrants are revalued at every reporting period and amortized over the vesting period in order to determine the compensation expense. The value of these warrants had been estimated using the Black-Scholes model. No warrants were issued in 2005 and 2004.

Review of Stock Option Grant Procedures

At the direction of the Company's Board of Directors, the Company commenced an internal review into the Company's historical stock option practices from the date of its initial public offering through the second quarter of 2006 under the Company's stock option plans in effect during this period, including a review of the underlying option grant documentation and procedures. This internal review was completed during the third quarter of 2006 and is discussed below.

During the Company's early history as a public company, the Company generally utilized meetings or unanimous written consents signed by all members of the applicable committee to approve multiple option grants, the effective dates of which preceded the date of the meeting or written consent. The Company has determined that the proper measurement date, for accounting purposes, may differ from the legal effective date. The Company also historically considered the effective date specified in the written consents as the accounting measurement date for determining stock-based compensation expense. However, the Company has concluded that in some instances the proper measurement date for accounting purposes may not be the effective date of the grant, if the terms of the stock option grant were not communicated to the optionee within a reasonable period of time after the grant was effective. In such instance, the measurement date may be such later date on which the terms were actually communicated.

Based on the results of the Company's review of its historical stock option practices, including its underlying option grant documentation and procedures, the Company determined that the additional compensation expense resulting from revised measurement dates was not material for any period.

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments at December 31, 2006 and 2005 consisted of cash and cash equivalents, investment securities, accrued interest receivable, and accounts payable and accrued expenses.

The carrying amounts of all the financial instruments noted above, except for investment securities, approximate fair value for all years presented due to the relatively short maturity of these instruments. The carrying amount for investment securities (held-to-maturity) are based on the amortized cost for these investments at the reporting date. The difference between the carrying value and fair value of investment securities held-to-maturity is set forth in Note 3 above. The carrying amount of available-for-sale investment securities (auction notes) is based on cost, which approximates fair value due to the rate re-pricing mechanism.

NOTE 9 – INCOME TAXES

As of December 31, 2006, the Company has U.S. net operating loss carryforwards of approximately $172 million which expire from 2019 through 2026. In addition, as of the date of the acquisition, ACCESS Oncology had U.S. net operating loss carryforwards of $14.9 million that start to expire in December 2019. Deferred tax assets of Partec were lost upon assumption of operations by the Company (see Note 1 – Organization and Summary of Significant Accounting Policies).

The Company has established a valuation allowance against its net deferred tax assets due to the Company's pre-tax losses and the resulting likelihood that the deferred tax assets are not realizable. The valuation allowance for deferred tax assets was $95 million and $57.9 million as of December 31, 2006 and 2005, respectively. If the entire deferred tax asset were realized, $15.3 million would be allocated to paid-in-capital related to the tax effect of compensation deductions from the exercise of employee and consultant stock options. Due to the Company's various equity transactions, the utilization of certain tax loss carryforwards is subject to annual limitations imposed by Internal Revenue Code Section 382 relating to the change of control provision.

In September 2001, one of the Company's Israeli subsidiaries received the status of an "Approved Enterprise," a status which grants certain tax benefits in Israel in accordance with the "Law for the Encouragement of Capital Investments, 1959." Through December 31, 2003, our Israeli subsidiary, which ceased operations in 2003, has received tax benefits in the form of exemptions of approximately $744,000 as a result of our subsidiary's status as an "Approved Enterprise." As part of the restructuring implemented during 2003, the Company closed down its Jerusalem laboratory facility. In October 2003, the subsidiary received a letter from the Israeli Ministry of Industry and Trade that its Approved Enterprise status was cancelled as of July 2003 and that past benefits would not need to be repaid. The Israeli tax authorities have yet to confirm this position; however, the Company believes that, based on the letter received from the Ministry of Industry and Trade, it is unlikely that past benefits will need to be repaid, and therefore, the Company has not recorded any charge with respect to this potential liability.

The tax expense reported in prior periods primarily related to the subsidiaries in Israel. Income tax expense attributable to income from continuing operations was $0, $0 and $1,000, for the years ended December 31, 2006, 2005 and 2004, respectively, and differed from amounts computed by applying the US federal income tax rate of 35% to pretax loss.

(in thousands)	For the year ended December 31, 2006	2005	2004
Losses before taxes on income, as reported in the consolidated statements of operations	**$ (73,764)**	$ (26,895)	$ (32,943)
Computed "expected" tax benefit	**(25,817)**	(9,413)	(11,530)
Increase (decrease) in income taxes resulting from:			
Expected benefit from state & local taxes	**(8,154)**	(3,379)	(2,853)
Change in state and local effective tax rate	**(831)**	(3,130)	--
Permanent differences, including IPR&D of $6,580 in 2004	**1,067**	(571)	6,586
Effect of foreign operations	**--**	--	143
Change in the balance of the valuation allowance for deferred tax assets allocated to income tax expense	**33,735**	16,493	7,654
	$ --	$ --	$ --

The significant components of deferred income tax expense (benefit) attributable to loss from operations are as follows:

(in thousands)	For the year ended December 31, 2006	2005	2004
Deferred tax benefit	**$(37,129)**	$(18,931)	$(19,104)
Federal deferred tax benefit relating to the exercise of stock options	**3,394**	2,438	5,926
Federal deferred tax benefit relating to ACCESS Oncology	**--**	--	5,524
Increase in the valuation allowance for deferred tax assets	**33,735**	16,493	7,654
	$ --	$ --	$ --

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005 are presented below.

(in thousands)	December 31, 2006	December 31, 2005
Deferred tax assets/(liabilities):		
Net operating loss carryforwards	**$ 78,235**	$ 45,697
Net operating loss carryforwards (ACCESS Oncology)	**6,128**	6,128
Non-cash compensation	**7,843**	2,298
Research and development	**1,977**	2,457
Intangible assets due to different amortization methods	**730**	870
Accrued compensation	**19**	357
Other temporary differences	**72**	68
Net deferred tax asset, excluding valuation allowance	**95,004**	57,875
Less valuation allowance	**(95,004)**	(57,875)
Net deferred tax assets	**$ --**	$ --

NOTE 10 – INTEREST AND OTHER INCOME, NET

The components of interest and other income, net are as follows:

	For the year ended December 31,		
(in thousands)	2006	2005	2004
Interest income	**$ 6,378**	$ 2,317	$ 690
Interest expense and other bank charges	**--**	--	(27)
Other income	**15**	--	107
	$ 6,393	$ 2,317	$ 770

In 2006, other income consisted of rental income from a related-party. In 2004, other income consisted of a one-time payment of $107,000 from a related-party service agreement that terminated in 2004.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Research & Development Agreements

The Company has entered into various research and development agreements (primarily relating to the Company's pivotal Phase III and Phase IV clinical program for Sulonex) under which it is obligated to make payments of approximately $70,530,000 through December 2010. The following table shows future research and development payment obligations by period as of December 31, 2006.

(in thousands)	2007	2008	2009	2010	2011
Research and development agreements	$31,205	$23,086	$16,097	$142	--

The table above includes certain commitments that are contingent upon our continuing development of our drug candidates.

Leases

The Company leases its office space under lease agreements that expire through 2010. Total rental expense was approximately $658,000, $514,000 and $240,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

Future minimum lease commitments as of December 31, 2006, in the aggregate total approximately $2,568,000 through 2010. The following table shows future minimum lease commitments by period as of December 31, 2006.

(in thousands)	2007	2008	2009	2010	2011
Operating leases	$788	$724	$597	$459	--

During 2004, the Company entered into a lease arrangement with its President, Dr. Craig Henderson, for the utilization of part of his residence for office space associated with the Company's employees in San Francisco, California. The Company has expensed $49,000, $48,000 and $50,000 in 2006, 2005 and 2004, respectively, pursuant to the terms of this arrangement, which amounts have been included in accounts payable and accrued expenses in the accompanying balance sheets as of December 31, 2006 and 2005, respectively. The 2004 and 2005 amounts have been paid, and the 2006 amount is yet to be paid.

Royalty and Contingent Milestone Payments

The Company has licensed the patent rights to its drug candidates from others. These license agreements require the Company to make contingent milestone payments to certain of its licensors. In addition, under these agreements, the Company must pay royalties on sales of products resulting from licensed technologies. The commitments described in this paragraph are not reflected in the table above.

The Company has undertaken to make contingent milestone payments to certain of our licensors of up to approximately $77.4 million over the life of the licenses, of which approximately $58.8 million will be due upon or following regulatory approval of the licensed drugs. In certain cases, such payments will reduce any royalties due on sales of related products. In the event that the milestones are not achieved, the Company remains obligated to pay one licensor $50,000 annually until the license expires. As of December 31, 2006, the Company has recorded a total of $2,922,500 in license and milestone payments in regard to these license agreements since inception.

The Company has also committed to pay to the former stockholders of ACCESS Oncology certain contingent equity rights (up to 3,372,422 shares of the Company's common stock) if its drug candidates meet certain development milestones (see Note 6 -- Acquisitions --ACCESS Oncology Acquisition). The Company has also entered into a royalty arrangement under which its wholly-owned subsidiary may be required to pay up to a maximum of $16.1 million to AusAm.

NOTE 12 – BONUS TO OFFICER

Pursuant to his employment agreement, the Chief Executive Officer of the Company was entitled to receive a one-time $2 million cash bonus due to the achievement of a corporate milestone that occurred, and was expensed and paid in 2006. Of this amount, $1,000,000 was included in other research and development expenses and $1,000,000 was included in other selling, general and administrative expenses for the year ended December 31, 2006.

NOTE 13 – SEGMENT INFORMATION

The Company has three reportable segments: Diagnostics, Services and Products. The Diagnostics business sells diagnostic products for the direct measurement of total, intact urinary albumin. The Services business provides clinical trial management and site recruitment services to other biotechnology and pharmaceutical companies. The Products business focuses on the acquisition, development and commercialization of medically important, novel pharmaceutical products for the treatment of life-threatening diseases, including diabetes and cancer.

Segment information for the years ended December 31, 2006, 2005 and 2004 were as follows:

	Revenue			
(in thousands)	**2006**	**2005**	**2004**	**Amounts accumulated during the development Stage**
Diagnostics	**$ 103**	$ --	$ --	$ 103
Services	**431**	574	809	1,814
Products	**--**	--	--	--
Total	**$ 534**	$ 574	$ 809	$ 1,917

	Operating loss			
(in thousands)	**2006**	**2005**	**2004**	**Amounts accumulated during the development Stage**
Diagnostics	**$ (1,016)**	$ --	$ --	$ (1,016)
Services	**41**	(245)	(26)	(230)
Products	**(79,182)**	(28,967)	(33,686))	(199,837)
Total	**$ (80,157)**	$ (29,212)	$ (33,712)	$ (201,083)

A reconciliation of the totals reported for the operating segments to the consolidated total net loss is as follows:

	Net loss			
(in thousands)	**2006**	**2005**	**2004**	**Amounts accumulated during the development Stage**
Operating losses of reportable segments	**$ (80,157)**	$ (29,212)	$ (33,712)	$ (201,083)
Interest and other income	**6,393**	2,317	770	13,362
Income taxes	**--**	--	(1)	(491)
Consolidated net loss	**$ (73,764)**	$ (26,895)	$ (32,943)	$ (188,212)

All long-lived assets, other than the acquired intangibles for Accumin and other immaterial assets, reside in the Products segment.

The excess of the purchase price over the net assets acquired in the Accumin transaction represented goodwill of approximately $3,208,000, which has been allocated to our Products segment, which is expected to benefit from the synergies of the acquisition. The carrying amount of goodwill by reportable segment as of December 31, 2006 and 2005 was as follows:

	Goodwill	
(in thousands)	December 31, 2006	December 31, 2005
Diagnostics	--	--
Services	--	--
Products	$ 3,208	--
Total	$ 3,208	-

NOTE 14 - LITIGATION

In July 2003, Keryx (Israel) Ltd., one of the Company's Israeli subsidiaries, vacated its Jerusalem facility, after giving advance notice to RMPA Properties Ltd., the landlord. On May 1, 2005, the landlord filed suit in the Circuit Court of Jerusalem in Jerusalem, Israel, claiming that Keryx (Israel) Ltd., among other parties, was liable as a result of the alleged breach of the lease agreement. In addition to Keryx (Israel) Ltd., the landlord brought suit against Keryx Biomedical Technologies Ltd., another of the Company's Israeli subsidiaries, Keryx Biopharmaceuticals, Inc., Michael S. Weiss, the Company's Chairman and Chief Executive Officer, and Robert Trachtenberg, a former employee of Keryx. The amount demanded by the landlord totals 4,345,313 New Israeli Shekels, or approximately $1,032,000, and includes rent for the entire remaining term of the lease, as well as property taxes and other costs allegedly incurred by the landlord. In August 2003, the landlord claimed a bank deposit, in the amount of $222,000, which was previously provided as security in connection with the lease agreement. The Company intends to vigorously defend the suit. In July 2005, Keryx (Israel) Ltd. and Keryx Biomedical Technologies Ltd. filed an answer to the landlord's complaint. In October 2005, Keryx Biopharmaceuticals, Inc. filed an answer to the landlord's complaint. Generally, each answer challenges the merits of the landlord's cause of action as to each defendant. All defendants, except Keryx (Israel) Ltd., have filed a motion to dismiss the complaint. The plaintiff has filed a response to each answer. At this time, the Circuit Court of Jerusalem has not issued a decision with respect to the motion to dismiss. A hearing on a motion by Keryx Biopharmaceuticals, Inc. and Michael S. Weiss to vacate service of process outside of Israel was held in June 2006. In October 2006, the Circuit Court of Jerusalem held that the service of process on Keryx Biopharmaceuticals, Inc. was valid. The Company has appealed this determination and the appeal is currently pending. The Circuit Court of Jerusalem held that the service of process on Michael S. Weiss was invalid. Consequently, the Circuit Court of Jerusalem dismissed the suit against Mr. Weiss. To date, the Company has not yet recorded a charge to reflect any potential liability associated with this lawsuit, as it is too early to accurately estimate the amount of the charge, if any.

In April 2006, the Company acquired the assets of the diagnostics business of AusAm Biotechnologies, Inc., a debtor in a pending Chapter 11 proceeding, in a court-approved transaction. Subsequent to the closing, disputes arose between the debtor and Keryx relating to the determination of the purchase consideration under the acquisition agreement. On July 31, 2006, the debtor filed a motion purporting to seek to enforce the terms of the acquisition agreement and alleging damages in the amount of $818,145. (In re: AusAm Biotechnologies,

Inc., Chapter 11 Case No. 06-10214 (RDD) (Bankr. S.D.N.Y.)). Keryx opposed the motion and asserted a counterclaim alleging fraud in connection with the acquisition. The parties have agreed to a settlement in principle of the matter, subject to documentation and Bankruptcy Court approval, pursuant to which Keryx will pay AusAm approximately $110,000.

NOTE 15 – QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

	2006			
(in thousands, except per share data)	**Mar. 31**	**June 30**	**Sept. 30**	**Dec. 31**
Revenue:				
Diagnostic revenue	$ --	$ 23	$ 35	$ 45
Service revenue	112	224	39	56
Total revenue	112	247	74	101
Operating expenses:				
Cost of diagnostics sold	--	19	50	71
Cost of services	171	98	29	92
Research and development:				
Non-cash compensation	2,724	2,104	1,378	298
Other research and development	12,333	12,352	14,950	16,504
Total research and development	15,057	14,456	16,328	16,802
Selling, general and administrative:				
Non-cash compensation	2,817	3,541	1,481	569
Other selling, general and administrative	2,645	1,860	2,041	2,564
Total selling, general and administrative	5,462	5,401	3,522	3,133
Total operating expenses	20,690	19,974	19,929	20,098
Operating loss	(20,578)	(19,727)	(19,855)	(19,997)
Other income (expense)				
Interest and other income, net	982	1,899	1,862	1,650
Net loss	$ (19,596)	$ (17,828)	$ (17,993)	$ (18,347)
Net loss per common share				
Basic and diluted	$ (0.51)	$ (0.41)	$ (0.42)	$ (0.42)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	2005			
(in thousands, except per share data)	Mar. 31	June 30	Sept. 30	Dec. 31
Revenue:				
Diagnostic revenue	$ --	$ --	$ --	$ --
Service revenue	157	126	82	209
Total revenue	157	126	82	209
Operating expenses:				
Cost of diagnostics sold	--	--	--	--
Cost of services	181	161	197	280
Research and development:				
Non-cash compensation	176	137	226	55
Other research and development	4,042	5,180	6,501	8,459
Total research and development	4,218	5,317	6,727	8,514
Selling, general and administrative:				
Non-cash compensation	185	168	258	164
Other selling, general and administrative	645	699	671	1,401
Total selling, general and administrative	830	867	929	1,565
Total operating expenses	5,229	6,345	7,853	10,359
Operating loss	(5,072)	(6,219)	(7,771)	(10,150)
Other income (expense)				
Interest and other income, net	240	267	823	987
Net loss	$ (4,832)	$ (5,952)	$ (6,948)	$ (9,163)
Net loss per common share				
Basic and diluted	$ (0.15)	$ (0.19)	$ (0.19)	$ (0.24)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2007

KERYX BIOPHARMACEUTICALS, INC.

By: /s/ Michael S. Weiss

Michael S. Weiss
Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Michael S. Weiss and Ronald C. Renaud, Jr., his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments to this annual report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Form 10-K has been signed by the following persons on behalf of the Registrant on March 16, 2007, and in the capacities indicated:

Signatures	Title
/s/ Michael S. Weiss Michael S. Weiss	Chairman and Chief Executive Officer (principal executive officer)
/s/ Ronald C. Renaud, Jr. Ronald C. Renaud, Jr.	Senior Vice President, Chief Financial Officer, Secretary and Treasurer (principal financial and accounting officer)
/s/ I. Craig Henderson, M.D. I. Craig Henderson, M.D.	President and Director
/s/ Senator Wyche Fowler, Jr. Senator Wyche Fowler, Jr.	Director
/s/ Malcolm Hoenlein Malcolm Hoenlein	Director
/s/ Jack Kaye, CPA Jack Kaye, CPA	Director
/s/ Eric A. Rose, M.D. Eric A. Rose, M.D.	Director

EXHIBIT INDEX

Exhibit Number	Exhibit Description
10.25†	CFO Incentive Stock Option Agreement dated February 14, 2006.
10.26†	President Incentive Stock Option Agreement dated February 5, 2004.
21.1	List of subsidiaries of Keryx Biopharmaceuticals, Inc.
23.1	Consent of KPMG LLP.
24.1	Power of Attorney of Director and Officers of Keryx Biopharmaceuticals, Inc. (included herein).
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 16, 2007.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 16, 2007.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated March 16, 2007.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated March 16, 2007.

† Indicates management contract or compensatory plan or arrangement.

CERTIFICATION OF PERIODIC REPORT

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael S. Weiss, certify that:

1. I have reviewed this annual report on Form 10-K of Keryx Biopharmaceuticals, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2007

/s/ Michael S. Weiss

Michael S. Weiss
Chief Executive Officer
(Principal Executive Officer)

CERTIFICATION OF PERIODIC REPORT

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ronald C. Renaud, Jr, certify that:

1. I have reviewed this annual report on Form 10-K of Keryx Biopharmaceuticals, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2007

/s/ Ronald C. Renaud, Jr.

Ronald C. Renaud, Jr.
Senior Vice President, Chief Financial Officer, Secretary and Treasurer
(Principal Financial and Accounting Officer)

STATEMENT OF CHIEF EXECUTIVE OFFICER OF KERYX BIOPHARMACEUTICALS, INC. PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Keryx Biopharmaceuticals, Inc. (the "Company") on Form 10-K for the period ended December 31, 2006 as filed with the Securities and Exchange Commission (the "Report"), I, Michael S. Weiss, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, based on my knowledge:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 16, 2007

/s/ Michael S. Weiss

Michael S. Weiss
Chief Executive Officer
(Principal Executive Officer)

STATEMENT OF CHIEF FINANCIAL OFFICER OF KERYX BIOPHARMACEUTICALS, INC. PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Keryx Biopharmaceuticals, Inc. (the "Company") on Form 10-K for the period ended December 31, 2006 as filed with the Securities and Exchange Commission (the "Report"), I, Ronald C. Renaud, Jr, Senior Vice President, Chief Financial Officer, Secretary and Treasurer, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, based on my knowledge:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 16, 2007

/s/ Ronald C. Renaud, Jr.

Ronald C. Renaud, Jr.
Senior Vice President, Chief Financial Officer, Secretary and Treasurer
(Principal Financial and Accounting Officer)



BOARD OF DIRECTORS

Michael S. Weiss
Chairman and Chief Executive Officer

I. Craig Henderson, M.D.
President

Senator Wyche Fowler, JR.

Malcolm Hoenlein
Executive Vice Chairman of the Conference of Presidents of Major American Jewish Organizations

Jack Kaye, CPA

Eric A. Rose, M.D.
Chairman and Chief Executive Officer, SIGA Technologies, Inc.
Professor and Chair, Department of Surgery at Columbia University
College of Physicians and Surgeons (on Leave)
Surgeon-in-Chief at New York-Presbyterian Hospital

EXECUTIVE OFFICERS

Michael S. Weiss
Chairman and Chief Executive Officer

I. Craig Henderson, M.D.
President

Ronald C. Renaud, JR.
Senior Vice President, Chief Financial Officer, Secretary & Treasurer

Mark Stier, CPA
Vice President and Chief Accounting Officer

CORPORATE OFFICES

750 Lexington Ave.
20th Floor
New York, NY 10022

TRANSFER AGENT & REGISTRAR

American Stock Transfer
& Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038

CORPORATE COUNSEL

Alston & Bird LLP
New York, NY

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
New York, NY

10K AVAILABLE

A copy of the 2006 Annual Report for Keryx Biopharmaceuticals, Inc. as filed with the Securities and Exchange Commission on Form 10-K is available without charge upon written request. Please direct request to:

Ronald C. Renaud, JR.
Senior Vice President, Chief Financial Officer, Secretary & Treasurer
Keryx Biopharmaceuticals, Inc.
750 Lexington Avenue, 20th Floor
New York, NY 10022

COMMON STOCK AND DIVIDEND *INFORMATION*

The Company's common stock is publicly-traded on the Nasdaq National Market under the symbol "KERX". The following table sets forth, for the period indicated, the high and low closing sale prices per share of the Company's common stock as reported by the Nasdaq National Markets.

2006 Quarter	High	Low
First	$ 19.16	$ 14.95
Second	18.19	12.54
Third	14.84	9.60
Fourth	14.77	11.96

As of March 8, 2007, there were 37 record holders of our common stock. The Company has not paid dividends on its common stock. The Company anticipates it will continue to reinvest earnings to finance future growth, and therefore does not intend to pay dividends in the foreseeable future.

Design: Jason and Jason Visual Communications

KERYX BIOPHARMACEUTICALS, INC.

www.keryx.com

ANNUAL MEETING OF STOCKHOLDERS
KERYX BIOPHARMACEUTICALS, INC.

JUNE 20, 2007

Please mark your votes as in this example: |X|

PROPOSAL ONE: ELECTION OF DIRECTORS

FOR the election of all nominees below (except as marked to the contrary below)	WITHHOLD AUTHORITY to vote for all nominees below
[ ]	[ ]

INSTRUCTION: **To withhold authority to vote for any individual nominee(s), strike a line through that nominee's name in the list below.**

NOMINEES:
Michael S. Weiss
I. Craig Henderson, M.D.
Kevin J. Cameron
Wyche Fowler, Jr.
Malcolm Hoenlein
Jack Kaye
Eric Rose, M.D.

PROPOSAL TWO: RATIFICATION OF APPOINTMENT OF KMPG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2007.	WITHHOLD AUTHORITY
[ ]	[ ]

PROPOSAL THREE: AMENDMENT OF THE CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

FOR the amendment of the certificate of incorporation to increase the number of authorized shares of common stock.	WITHHOLD AUTHORITY
[ ]	[ ]

PROPOSAL FOUR: APPROVAL OF THE 2007 LONG-TERM INCENTIVE PLAN

FOR the approval of the 2007 Long-Term Incentive Plan	WITHHOLD AUTHORITY
[ ]	[ ]

UNLESS OTHERWISE SPECIFIED, THIS BALLOT WILL BE VOTED "FOR" THE ELECTION OF DIRECTORS NAMED IN NUMBER 1 ABOVE, "FOR" THE RATIFICATION OF APPOINTMENT OF KMPG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, "FOR" THE AMENDMENT OF THE CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK, AND "FOR" THE APPROVAL OF THE 2007 LONG-TERM INCENTIVE PLAN.

Stockholder Name(s):______________________________ **Number of Shares Held:** _______________

____

Signature(s): ______________________________

____

Note: If shares are held jointly, each stockholder must sign. Executors, administrators, trustees, etc. should use his or her full title, and if there is more than one, each individual must sign. If the stockholder is a corporation, please sign full corporate name by an authorized officer. If the stockholder is a partnership, please sign full partnership name by an authorized person.

KERYX
BIOPHARMACEUTICALS

KERYX BIOPHARMACEUTICALS, INC.
750 Lexington Avenue
New York, New York 10022

Dear Stockholder:

You are cordially invited to our 2007 Annual Meeting of Stockholders, to be held at 10:00 a.m. local time, on Wednesday, June 20, 2007, at the offices of our legal counsel, Alston & Bird LLP, located at 90 Park Avenue, New York, New York 10016. At the meeting, the stockholders will be asked (i) to elect seven directors for a term of one year, (ii) to ratify the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2007, (iii) to amend our certificate of incorporation to increase the number of authorized shares of our common stock, and (iv) to approve the 2007 Long-Term Incentive Plan. You will also have the opportunity to ask questions and make comments at the meeting. Enclosed with this letter are the following documents: (1) the Notice of 2007 Annual Meeting of Stockholders, (2) our 2006 Annual Report and (3) our Proxy Statement and related voting card.

It is important that your stock be represented at the meeting regardless of the number of shares you hold. You are encouraged to specify your voting preferences by so marking the enclosed proxy card. If you do attend the meeting and wish to vote in person, you may revoke your proxy at the meeting.

If you have any questions about the Proxy Statement or the accompanying 2006 Annual Report, please contact Beth F. Levine, our Senior Vice President, General Counsel, Chief Compliance Officer and Secretary, at (212) 531-5965.

We look forward to seeing you at the 2007 Annual Meeting.

Sincerely,

Michael S. Weiss
Chairman and Chief Executive Officer

April 30, 2007
New York, New York

KERYX
BIOPHARMACEUTICALS

KERYX BIOPHARMACEUTICALS, INC.
750 Lexington Avenue
New York, New York 10022

NOTICE OF 2007 ANNUAL MEETING OF STOCKHOLDERS

The 2007 Annual Meeting of Stockholders of Keryx Biopharmaceuticals, Inc. will be held at the offices of our legal counsel, Alston & Bird LLP, located at 90 Park Avenue, New York, New York 10016, on Wednesday, June 20, 2007, at 10:00 a.m., local time. At the meeting, stockholders will consider and act on the following items:

1. The election of seven directors to our Board of Directors for a term of one year;
2. The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2007;
3. The amendment of our certificate of incorporation to increase the number of authorized shares of our common stock;
4. The approval of our 2007 Long-Term Incentive Plan; and
5. The transaction of any other business that may properly come before the 2007 Annual Meeting or any adjournment of the 2007 Annual Meeting.

Only those stockholders of record as of the close of business on April 23, 2007, are entitled to vote at the 2007 Annual Meeting or any postponements or adjournments thereof. A complete list of stockholders entitled to vote at the 2007 Annual Meeting will be available for your inspection beginning June 8, 2007, at our offices located at 750 Lexington Avenue, New York, New York 10022, between the hours of 10:00 a.m. and 5:00 p.m., local time, each business day.

YOUR VOTE IS IMPORTANT!

You may vote your shares by completing and returning the enclosed proxy card. Submitting your proxy card does not affect your right to vote in person if you decide to attend the 2007 Annual Meeting. You are urged to submit your proxy as soon as possible, regardless of whether or not you expect to attend the 2007 Annual Meeting. You may revoke your proxy at any time before it is exercised at the 2007 Annual Meeting (i) by delivering written notice to our Secretary, Beth F. Levine, at our address above, (ii) by submitting a later dated proxy card, or (iii) by attending the 2007 Annual Meeting and voting in person. No revocation under (i) or (ii) will be effective unless written notice or the proxy card is received by our Secretary at or before the 2007 Annual Meeting.

When you submit your proxy card, you authorize Michael S. Weiss and Ronald C. Renaud, Jr. to vote your shares at the 2007 Annual Meeting and on any adjournments of the 2007 Annual Meeting in accordance with your instructions.

By Order of the Board of Directors,

Beth F. Levine
Secretary

April 30, 2007
New York, New York

KERYX BIOPHARMACEUTICALS, INC.
750 Lexington Avenue
New York, New York 10022
Phone: (212) 531-5965
Fax: (212) 531-5961

PROXY STATEMENT

This Proxy Statement and the accompanying proxy card are being mailed, beginning on or about April 30, 2007, to the owners of shares of common stock of Keryx Biopharmaceuticals, Inc. (the "Company," "our," "we," or "Keryx") as of April 23, 2007, in connection with the solicitation of proxies by our Board of Directors for our 2007 Annual Meeting of Stockholders (the "Annual Meeting").

The Annual Meeting will take place at the offices of our legal counsel, Alston & Bird LLP, located at 90 Park Avenue, New York, New York 10016 on Wednesday, June 20, 2007, at 10:00 a.m., local time. Our Board of Directors encourages you to read this document thoroughly and take this opportunity to vote, via proxy, on the matters to be decided at the Annual Meeting. As discussed below, you may revoke your proxy at any time before your shares are voted at the Annual Meeting.

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TABLE OF CONTENTS

TABLE OF CONTENTS – (continued)

QUESTIONS AND ANSWERS

Q. What is the purpose of the Annual Meeting?

A. At the Annual Meeting, our stockholders will act upon the matters outlined in the Notice of 2007 Annual Meeting of Stockholders accompanying this Proxy Statement, including (i) the election of seven directors to our Board of Directors for a term of one year, (ii) the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2007, (iii) the amendment of our certificate of incorporation to increase the number of authorized shares of our common stock, (iv) the approval of the 2007 Long-Term Incentive Plan, and (v) the transaction of any other business that may properly come before the 2007 Annual Meeting or any adjournment thereof.

Q. Who is entitled to vote at our Annual Meeting?

A. The record holders of our common stock at the close of business on the record date, April 23, 2007, may vote at the Annual Meeting. Each share of our common stock is entitled to one vote. There were 43,518,008 shares of common stock outstanding on the record date and entitled to vote at the Annual Meeting. A list of stockholders entitled to vote at the Annual Meeting, including the address of and number of shares held by each stockholder of record, will be available for your inspection beginning June 8, 2007, at our offices located at 750 Lexington Avenue, New York, New York 10022, between the hours of 10:00 a.m. and 5:00 p.m., local time, each business day.

Q. How do I vote?

A. You may vote in person at the Annual Meeting or by completing and returning the enclosed proxy card. To vote, simply mark, sign and date the enclosed proxy card, and return it in the enclosed postage-paid envelope. Alternatively, you may deliver your proxy card to us in person, by facsimile at (212) 531-5961, or by a courier to our offices at the address above. If you hold your shares through a broker, bank, or other nominee, you will receive separate instructions from the broker, bank, or nominee describing how to vote your shares.

Q. What is a proxy?

A. A proxy is a person you appoint to vote your shares on your behalf. If you are unable to attend the Annual Meeting, our Board of Directors is seeking your appointment of a proxy so that your shares of common stock may be voted. If you vote by proxy, you will be designating Michael S. Weiss, our Chairman and Chief Executive Officer, and Ronald C. Renaud, Jr., our Senior Vice President, Chief Financial Officer, and Treasurer, as your proxies. They may act on your behalf and have the authority to appoint a substitute to act as your proxy.

Q. How will my shares be voted if I vote by proxy?

A. Your proxy will be voted according to the instructions you provide on your executed proxy card. **If you complete and return your proxy card but do not otherwise provide instructions on how to vote your shares, your shares will be voted (i) "FOR" the individuals nominated to serve as members of our Board of Directors, (ii) "FOR" the ratification of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2007, (iii) "FOR" the amendment of our certificate of incorporation to increase the number of authorized shares of our common stock, and (iv) "FOR" the approval of the 2007 Long-Term Incentive Plan.** Presently, our Board of Directors does not know of any other matter that may come before the Annual Meeting. However, your proxies are authorized to vote on your behalf, using their discretion, on any other business that properly comes before the Annual Meeting.

Q. How do I revoke my proxy?

A. You may revoke your proxy at any time before your shares are voted at the Annual Meeting by:

- notifying our Secretary, Beth F. Levine, in writing that you are revoking your proxy;
- executing and returning to our Secretary, Beth F. Levine, a later dated proxy card; or
- attending and voting by ballot at the Annual Meeting.

Q. Is my vote confidential?

A. Yes. All votes remain confidential, unless you indicate otherwise.

Q. How are votes counted?

A. Before the Annual Meeting, our Board of Directors will appoint one or more inspectors of election for the meeting. The inspectors will determine the number of shares represented at the meeting, the existence of a quorum and the validity and effect of proxies. The inspectors will also receive, count, and tabulate ballots and votes and determine the results of the voting on each matter that comes before the Annual Meeting.

Abstentions and votes withheld, and shares represented by proxies reflecting abstentions or votes withheld, will be treated as present for purposes of determining the existence of a quorum at the Annual Meeting. They will not be considered as votes "for" or "against" any matter for which the stockholder has indicated their intention to abstain or withhold their vote. Broker or nominee non-votes, which occur when shares held in "street name" by brokers or nominees who indicate that they do not have discretionary authority to vote on a particular matter, will not be considered as votes "for" or "against" that particular matter. Broker and nominee non-votes will be treated as present for purposes of determining the existence of a quorum, and may be entitled to vote on certain matters at the Annual Meeting.

Q. What constitutes a quorum at the Annual Meeting?

A. In accordance with Delaware law (the law under which we are incorporated) and our amended and restated bylaws, the presence at the Annual Meeting, by proxy or in person, of the holders of a majority of the shares of our common stock outstanding on the record date constitutes a quorum, thereby permitting the stockholders to conduct business at the Annual Meeting. Abstentions, votes withheld, and broker or nominee non-votes will be included in the calculation of the number of shares considered present at the Annual Meeting for purposes of determining the existence of a quorum.

If a quorum is not present at the Annual Meeting, a majority of the stockholders present in person and by proxy may adjourn the meeting to another date. If an adjournment is for more than 30 days or a new record date is fixed for the adjourned meeting, we will provide notice of the adjourned meeting to each stockholder of record entitled to vote at the adjourned meeting. At any adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the originally called meeting.

Q. What vote is required to elect our directors for a one-year term?

A. The affirmative vote of a plurality of the votes of the shares present, in person or by proxy, at the Annual Meeting is required for the election of each of the nominees for director. "Plurality" means that the nominees receiving the largest number of votes up to the number of directors to be elected at the Annual Meeting will be duly elected as directors. Abstentions, votes withheld, and broker or nominee non-votes will not affect the outcome of director elections.

Q. What vote is required to ratify KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2007?

A. The affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote at the Annual Meeting is required to approve the ratification of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2007. Abstentions and votes withheld will have the same effect as a negative vote. However, broker or nominee non-votes, and shares represented by proxies reflecting broker or nominee non-votes, will not have the effect of a vote against this proposal as they are not considered to be present and entitled to vote on this matter.

Q. What vote is required to amend our certificate of incorporation to increase the number of authorized shares of our common stock?

A. The affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote at the Annual Meeting is required to approve the amendment of our certificate of incorporation to increase the number of authorized shares of our common stock. Abstentions and votes withheld, and shares represented by proxies reflecting abstentions or votes withheld, will have the same effect as a negative vote. However, broker or nominee non-votes, and shares represented by proxies reflecting broker or nominee non-votes, will not have the effect as a vote against this proposal as they are not considered to be present and entitled to vote on this matter.

Q. What vote is required to approve our 2007 Long-Term Incentive Plan?

A. The affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote at the Annual Meeting is required to approve our 2007 Long-Term Incentive Plan. Abstentions and votes withheld, and shares represented by proxies reflecting abstentions or votes withheld, will have the same effect as a negative vote. However, broker or nominee non-votes, and shares represented by proxies reflecting broker or nominee non-votes, will not have the effect of a vote against this proposal as they are not considered to be present and entitled to vote on this matter.

Q. What percentage of our outstanding common stock do our directors and executive officers own?

A. As of April 23, 2007, our directors and executive officers owned, or have the right to acquire, approximately 12.0% of our outstanding common stock. See the discussion under the heading "Stock Ownership of Our Directors, Executive Officers, and 5% Beneficial Owners" on page 37 for more details.

Q. Who is our independent public accountant? Will they be represented at the Annual Meeting?

A. KPMG LLP, our current independent registered public accounting firm, has served as our independent registered public accounting firm since 1996. The Audit Committee of our Board of Directors has approved the retention of KPMG LLP to audit our financial statements for the year ending December 31, 2007, and our Board of Directors has asked the stockholders to ratify KPMG LLP as our independent registered public accounting firm. If KPMG LLP is not ratified as our independent registered public accounting firm by a majority of the shares present or represented by proxy, our Audit Committee will review its future selection of our independent registered public accounting firm. KPMG LLP will still serve as our independent registered public accounting firm for the year ending December 31, 2007 if it is not ratified by our stockholders at the Annual Meeting. We expect a representative of KPMG LLP to be present at the Annual Meeting. The representative will have an opportunity to make a statement and will be available to answer your questions.

Q. How can I obtain a copy of our annual report on Form 10-K?

A. WE HAVE FILED OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006, WITH THE SECURITIES AND EXCHANGE COMMISSION, OR THE SEC. THE ANNUAL REPORT ON FORM 10-K IS ALSO INCLUDED IN THE 2006 ANNUAL REPORT TO STOCKHOLDERS ENCLOSED WITH THIS PROXY STATEMENT. YOU MAY OBTAIN, FREE OF CHARGE, A COPY OF OUR ANNUAL REPORT ON FORM 10-K, INCLUDING FINANCIAL STATEMENTS AND EXHIBITS, BY WRITING TO OUR SECRETARY, BETH F. LEVINE, OR BY E-MAIL AT INFO@KERYX.COM. UPON REQUEST, WE WILL ALSO FURNISH ANY EXHIBITS TO THE ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SEC.

CORPORATE GOVERNANCE

Our Board of Directors

Our amended and restated bylaws provide that the Board of Directors shall consist of one or more members, as determined from time to time by resolution of the Board of Directors. Currently, our Board of Directors consists of seven members and will remain at seven members following our Annual Meeting. The following individuals currently serve on our Board of Directors:

Name	Age	Position	Director Since
Michael S. Weiss	41	Chairman of the Board; Chief Executive Officer	2002
Kevin J. Cameron	38	Director	2007
Wyche Fowler, Jr.	66	Director	2006
I. Craig Henderson, M.D	65	Director; President	2004
Malcolm Hoenlein	63	Director	2001
Jack Kaye	63	Director	2006
Eric Rose, M.D.	55	Director	2004

The following biographies set forth the names of our current directors, their ages, the year in which they first became directors, their positions with us, their principal occupations and employers for at least the past five years, any other directorships held by them in companies that are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940, as well as additional information. There is no family relationship between and among any of our executive officers or directors. There are no arrangements or understandings between any of our executive officers or directors and any other person pursuant to which any of them are elected an officer or director.

Michael S. Weiss, 41, has served as our Chairman and Chief Executive Officer since December 2002. From March 1999 to December 2002, Mr. Weiss served as Chief Executive Officer and Chairman, and later as the Executive Chairman, of ACCESS Oncology, Inc. a private biotechnology company that we acquired in February 2004. Previously Mr. Weiss served as Senior Managing Director of Paramount Capital, Inc., a broker-dealer registered with the National Association of Securities Dealers. Mr. Weiss currently serves as Chairman of the Board of Directors of XTL Biopharmaceuticals Ltd., a position he has held since 2005, and is a director of Sahar Holdings Ltd., a publicly traded company incorporated in Israel. Mr. Weiss received a J.D. from Columbia Law School and a B.A. from the State University of New York at Albany.

Kevin J. Cameron, 38, has served on our Board of Directors since April 2007. Mr. Cameron joins our Board of Directors with more than ten years of corporate governance and strategy experience. In 2003, Mr. Cameron co-founded and currently serves as President of Glass Lewis & Company, a leading independent research firm focused on issues of corporate governance. From 2001 to 2002, Mr. Cameron handled corporate affairs for Moxi Digital, a technology venture focused on digital entertainment. From 1997 to 2001, he was employed by NorthPoint Communications, a publicly-traded broadband telecommunications company. Prior to 1997, Mr. Cameron was an attorney with the corporate law firm of Kellogg, Huber, Hansen, Todd & Evans in Washington D.C. and served as a law clerk to the Hon. James L. Buckley of the United States Court of Appeals for the District of Columbia Circuit. Mr. Cameron earned a law degree from the University of Chicago and an undergraduate degree from McGill University.

Wyche Fowler, Jr., 66, has served on our Board of Directors since November 2006. Senator Fowler served for 16 years in the United States Congress representing the state of Georgia, including service in the United States Senate from 1987 to 1993, where he served as assistant floor leader, helping build a bipartisan consensus for major public policy issues. During his Senate service, Senator Fowler was a member of the Senate Appropriations, Budget, Energy and Agriculture Committees. First elected to the United States House of Representatives in 1977 and serving there until 1987, he was a member of the House Ways and Means and Foreign Affairs Committees, as well as the Select Committee on Intelligence. Following his service as a Senator, Senator Fowler served as the U.S. Ambassador to the Kingdom of Saudi Arabia from 1996 through 2006. Senator Fowler received his B.A. in English from Davidson College, a J.D. from Emory University and honorary degrees from Hofstra University, Davidson College and Morris Brown College. Prior to his election to Congress, he practiced law in Atlanta, Georgia for eight years. He is currently engaged in an international business and law practice and serves as Chairman of the Board of the Middle East Institute, a non-profit research foundation in Washington, D.C.

I. Craig Henderson, M.D., 65, has served on our Board of Directors since March 2004. Dr. Henderson has also served as our President since February 2004, and served as the Chief Executive Officer and President of ACCESS Oncology from 2001 through 2004. Dr. Henderson served as Senior Consultant and Director of Alza Pharmaceuticals from 1999 to 2001. He also served as Chief Executive Officer and Chairman of SEQUUS Pharmaceuticals from 1995 to 1999. Dr. Henderson received his A.B. from Grinnell College and his M.D. from Columbia University's College of Physicians and Surgeons.

Malcolm Hoenlein, 63, has served on our Board of Directors since January 2001. Mr. Hoenlein currently serves as the Executive Vice Chairman of the Conference of Presidents of Major American Jewish Organizations, a position he has held since 1986. He also serves as a director of Bank Leumi. Mr. Hoenlein received his B.A. from Temple University and his M.A. from the University of Pennsylvania.

Jack Kaye, 63, has served on our Board of Directors since September 2006. Mr. Kaye began his career at Deloitte & Touch, LLP, an international accounting, tax and consulting firm, in 1970, and was a partner in the firm from 1978 until May 2006, when he retired. At Deloitte, Mr. Kaye was responsible for serving a diverse client base of public and private, global and domestic, companies in a variety of industries. Mr. Kaye has extensive experience consulting with clients on accounting and reporting matters, private and public debt financings, SEC rules and regulations and corporate governance/Sarbanes-Oxley issues. In addition, he has served as Deloitte's Tri-state liaison with the banking and finance community and assisted clients with numerous merger and acquisition transactions. Most recently, Mr. Kaye served as Partner-in-Charge of Deloitte's Tri-State Core Client practice, a position he held for more than twenty years. Mr. Kaye holds a B.B.A. from Baruch College and is a Certified Public Accountant.

Eric Rose, M.D., 55, has been on our Board of Directors since August 2004. Dr. Rose is on leave as the director of surgical services and Surgeon-in-Chief at Columbia-Presbyterian Medical Center of New York-Presbyterian Hospital, a position he has held since 1994. He currently serves as the chief executive officer and chairman of SIGA Technologies, a publicly traded biotechnology company, and as Executive Vice President for Life Sciences at MacAndrews and Forbes, Inc. From 1982 through 1992, he led the Columbia-Presbyterian heart transplantation program. Dr. Rose holds numerous academic and hospital posts, including Chairman of the Department of Surgery and Morris and Rose Milstein/Johnson & Johnson Professor of Surgery at Columbia University College of Physicians & Surgeons, where he is also the Associate Dean of Translational Research. Dr. Rose is also the co-founder of several biotechnology companies in the cardio-renal area, including Nephros, Inc., a publicly traded company, for which he serves as the lead director, and Trans Tech Pharma, where he serves as Vice Chairman. Dr. Rose received his bachelor's degree from Columbia College and his medical degree from Columbia University College of Physicians and Surgeons. His postgraduate training was in general surgery and cardiothoracic surgery at the Columbia Presbyterian Medical Center.

The corporate governance standards adopted by the Nasdaq Stock Market, or Nasdaq, require that a majority of the members of our Board of Directors be "independent" as Nasdaq defines that term. Additionally, the Nasdaq rules require our Board of Directors to make an affirmative determination as to the independence of each director. Consistent with these rules, our Board of Directors undertook its annual review of director independence on March 7, 2007. During the review, our Board of Directors considered relationships and transactions during 2007 and during the past three fiscal years between each director or any member of his immediate family, on the one hand, and our company and our subsidiaries and affiliates, on the other hand. The purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent. Based on this review, our Board of Directors determined that Malcolm Hoenlein, Eric Rose, Jack Kaye, and Wyche Fowler, Jr. are independent under the criteria established by Nasdaq and by our Board of Directors. In accordance with the Nasdaq rules, our independent directors met three times during 2006 in sessions in which only the independent directors participated.

During 2006, our Board of Directors held seven meetings, and took a number of actions by unanimous written consent. During 2006, each incumbent director standing for election attended at least 75% of the meetings of the Board of Directors and the meetings of those committees on which each incumbent director served, in each case during the period that such person was a director. The permanent committees established by our Board of Directors are the Audit Committee and the Compensation Committee, descriptions of which are set forth in more detail below. In addition, the directors are expected to attend each annual meeting of stockholders, and it is our expectation that all of the directors standing for election will attend this year's Annual Meeting. Last year, three of our directors attended the 2006 Annual Meeting of Stockholders.

Communicating with the Board of Directors

Our Board of Directors has established a process by which stockholders can send communications to the Board of Directors. You may communicate with the Board of Directors as a group, or to specific directors, by writing to Beth F. Levine, our Secretary, at our offices located at 750 Lexington Avenue, New York, New York 10022. The Secretary will review all such correspondence and regularly forward to the Board of Directors a summary of all correspondence and copies of all correspondence that, in the opinion of the Secretary, deals with the functions of the Board of Directors or committees thereof or that he otherwise determines requires their attention. Directors may at any time review a log of all correspondence we receive that is addressed to members of our Board of Directors and request copies of any such correspondence. Concerns relating to accounting, internal controls, or auditing matters may be communicated in this manner, or may be submitted on an anonymous basis via e-mail at info@keryx.com. These concerns will be immediately brought to the attention of our Audit Committee and handled in accordance with procedures established by our Audit Committee.

Audit Committee

The Audit Committee held four meetings during the fiscal year ended December 31, 2006, and took a number of actions by unanimous written consent. The Audit Committee currently consists of Jack Kaye, Malcolm Hoenlein, and Eric Rose. The duties and responsibilities of the Audit Committee are set forth in the Amended and Restated Charter of the Audit Committee adopted by our Board of Directors which was recently reviewed and revised by our Board of Directors. A copy of the Amended and Restated Charter of the Audit Committee is attached hereto as Annex A, and is available on our website, located at www.keryx.com. Among other things, the duties and responsibilities of the Audit Committee include reviewing and monitoring our financial statements and internal accounting procedures, the selection of our independent registered public accounting firm and consulting with and reviewing the services provided by our independent registered public accounting firm. Our Audit Committee has sole discretion over the retention, compensation, evaluation and oversight of the independent registered public accounting firm.

The SEC and Nasdaq have established rules and regulations regarding the composition of audit committees and the qualifications of audit committee members. Our Board of Directors has examined the composition of our Audit Committee and the qualifications of our Audit Committee members in light of the current rules and regulations governing audit committees. Based upon this examination, our Board of Directors has determined that each member of our Audit Committee is independent and is otherwise qualified to be a member of our Audit Committee in accordance with the rules of the SEC and Nasdaq.

Additionally, the SEC requires that at least one member of the Audit Committee have a certain level of financial and accounting sophistication. Such a person is known as the "audit committee financial expert" under the SEC's rules. Our Board of Directors has determined that Mr. Kaye is an "audit committee financial expert," as the SEC defines that term, and is an independent member of our Board of Directors and our Audit Committee. Please see Mr. Kaye's biography on page five for a description of his relevant experience.

The report of the Audit Committee can be found on page 9 of this Proxy Statement.

Compensation Committee

The Compensation Committee held three meetings during the fiscal year ended December 31, 2006. The Compensation Committee currently consists of Wyche Fowler and Malcolm Hoenlein. The duties and responsibilities of the Compensation Committee are set forth in the Charter of the Compensation Committee recently adopted by our Board of Directors. A copy of the Charter of the Compensation Committee is attached hereto as Annex B, and is available on our website, located at www.keryx.com. Among other things, the duties and responsibilities of the Compensation Committee include determining the overall compensation of the Chief Executive Officer and our other executive officers, reviewing and discussing with the our management the Compensation Discussion and Analysis included in this proxy statement, and administering all executive compensation programs, including, but not limited to, our incentive and equity-based plans.

Nasdaq has established rules and regulations regarding the composition of compensation committees and the qualifications of compensation committee members. Our Board of Directors has examined the composition of our Compensation Committee and the qualifications of our Compensation Committee members in light of the current rules and regulations governing compensation committees. Based upon this examination, our Board of Directors has determined that each member of our Compensation Committee is independent and is otherwise qualified to be a member of our Compensation Committee in accordance with the rules of Nasdaq.

The report of the Compensation Committee can be found on page 33 of this Proxy Statement.

Nominating Process

We do not currently have a nominating committee or any other committee serving a similar function. Director nominations are approved by a vote of a majority of our independent directors as required under both SEC and Nasdaq rules and regulations. Although we do not have a written charter in place to select director nominees, our Board of Directors has adopted resolutions regarding the director nomination process. Our policy describing our director nomination process is available on our website, located at www.keryx.com. We believe that the current process in place functions to select director nominees who will be valuable members of our Board of Directors.

Our independent directors identify potential nominees to serve as a director through a variety of business contacts, including current executive officers, directors, community leaders and stockholders. The independent directors may, to the extent they deem appropriate, retain a professional search firm and other advisors to identify potential nominees.

Our independent directors will also consider candidates recommended by stockholders for nomination to our Board of Directors. A stockholder who wishes to recommend a candidate for nomination to our Board of Directors must submit such recommendation to our Secretary, Beth F. Levine, at our offices located at 750 Lexington Avenue, New York, New York 10022. Any recommendation must be received not less than 60 calendar days nor more than 90 calendar days before the anniversary date of the previous year's annual meeting. All stockholder recommendations of candidates for nomination for election to our Board of Directors must be in writing and must set forth the following: (i) the candidate's name, age, business address, and other contact information, (ii) the number of shares of Keryx common stock beneficially owned by the candidate, (iii) a complete description of the candidate's qualifications, experience, background and affiliations, as would be required to be disclosed in the Proxy Statement pursuant to Schedule 14A under the Exchange Act, (iv) a sworn or certified statement by the candidate in which he or she consents to being named in the Proxy Statement as a nominee and to serve as director if elected, and (v) the name and address of the stockholder(s) of record making such a recommendation.

Our independent directors evaluate all candidates to our Board of Directors by reviewing their biographical information and qualifications. If the independent directors determine that a candidate is qualified to serve on our Board of Directors, such candidate is interviewed by at least one of the independent directors and our Chief Executive Officer. Members of the Board also have an opportunity to interview qualified candidates. The independent directors then determine, based on the background information and the information obtained in the interviews, whether to recommend to the Board of Directors that the candidate be nominated for approval by the stockholders to fill a directorship. With respect to an incumbent director whom the independent directors are considering as a potential nominee for re-election, the independent directors review and consider the incumbent director's service during his or her term, including the number of meetings attended, level of participation, and overall contribution to the Board of Directors. The manner in which the independent directors evaluate a potential nominee will not differ based on whether the candidate is recommended by our directors or stockholders.

We consider the following qualifications, among others, when making a determination as to whether a person should be nominated to our Board of Directors: the independence of the director nominee; the nominees' character and integrity, financial literacy, level of education and business experience; whether the nominee has sufficient time to devote to our Board of Directors; and the nominee's commitment to represent the long-term interests of our stockholders.

Code of Ethics

We have adopted a Code of Conduct and Ethics, or the Code, that applies to all of our directors and employees, including our Chief Executive Officer and principal financial officer. The Code includes guidelines dealing with the ethical handling of conflicts of interest, compliance with federal and state laws, financial reporting, and our proprietary information. The Code also contains procedures for dealing with and reporting violations of the Code. We have posted our Code of Conduct and Ethics on our website, located at www.keryx.com.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND OTHER MATTERS

KPMG LLP has audited our financial statements since 1996. Our Audit Committee has approved KPMG LLP to remain as our independent registered public accounting firm for the fiscal year ending December 31, 2007, and our Board of Directors has asked the stockholders to ratify the selection of KPMG as our independent registered public accounting firm. See Proposal Two: Ratification of Appointment of KPMG LLP as Our Independent Registered Public Accounting Firm, beginning on page 40 of this Proxy Statement.

We expect a representative of KPMG LLP to be present at the Annual Meeting. The representative will have an opportunity to make a statement and will be available to answer your questions.

The Audit Committee has reviewed the fees described below and concluded that the payment of such fees is compatible with maintaining KPMG's independence. All proposed engagements of KPMG, whether for audit services, audit-related services, tax services, or permissible non-audit services, are pre-approved by our Audit Committee.

Audit Fees

During the fiscal years ended December 31, 2005 and December 31, 2006, KPMG billed us an aggregate of approximately $364,000 and $485,000, respectively, in fees for the professional services rendered in connection with the audits of our annual financial statements included in our Annual Reports on Form 10-K for those two fiscal years, the review of our financial statements included in our Quarterly Reports on Form 10-Q during those two fiscal years, and our registration statement filings.

Audit-Related Fees

During the fiscal years ended December 31, 2005 and December 31, 2006, KPMG billed us $0 and an aggregate of approximately $13,900, respectively, in fees for audit-related services reasonably related to the performance of the audits and reviews for those two fiscal years, in addition to the fees described above under the heading "Audit Fees."

Tax Fees

During the fiscal years ended December 31, 2005 and December 31, 2006, KPMG billed us an aggregate of approximately $64,450 and $47,900, respectively, for professional services rendered for tax compliance, tax advice, and tax planning services. These professional services consisted of general consultation from time to time regarding compliance with and planning for federal, state, local, and international tax matters.

All Other Fees

During the fiscal years ended December 31, 2005 and December 31, 2006, we were not billed by KPMG for any fees for services, other than those described above, rendered to us and our affiliates for those two fiscal years.

Pre-Approval of Services Provided by KPMG

Our Audit Committee has established a policy setting forth the procedures under which services provided by KPMG will be pre-approved by our Audit Committee. The potential services that might be provided by KPMG fall into two categories:

- Services that are permitted, including the audit of our annual financial statements, the review of our quarterly financial statements, related attestations, benefit plan audits and similar audit reports, financial and other due diligence on acquisitions, and federal, state, and non-US tax services; and
- Services that may be permitted, subject to individual pre-approval, including compliance and internal-control reviews, indirect tax services such as transfer pricing and customs and duties, and forensic auditing.

Services that KPMG, as our independent registered public accounting firm, may not legally provide, include such services as bookkeeping, certain human resources services, internal audit outsourcing, and investment or investment banking advice.

All proposed engagements of KPMG, whether for audit services or permissible non-audit services, are pre-approved by the Audit Committee. We jointly prepare a schedule with KPMG that outlines services that we reasonably expect we will need from KPMG, and categorize them according to the classifications described above. Each service identified is reviewed and approved or rejected by the Audit Committee.

REPORT OF AUDIT COMMITTEE

In March 2007, our Audit Committee reviewed its written charter previously adopted by our Board of Directors. Following this review, our Board of Directors adopted an amended and restated charter for our Audit Committee, a copy of which is attached hereto as Annex A. Our Audit Committee plans to review and assess the adequacy of the amended and restated charter on an annual basis.

As discussed more fully in the charter, the Audit Committee's primary responsibilities fall into three broad categories:

- First, the Audit Committee is charged with monitoring the preparation of quarterly and annual financial reports by our management, including discussions with management and our outside independent registered public accounting firm about the preparation of the annual financial statements and key accounting, reporting and disclosure matters;
- Second, the Audit Committee is responsible for monitoring our relationship with our outside independent registered public accounting firm, including controlling the appointment, retention, compensation and evaluation of the independent registered public accounting firm, reviewing the scope of audit and non-audit services and related fees (including any other services being provided to us by the independent registered public accounting firm), and determining whether the outside independent registered public accounting firm is independent; and
- Third, the Audit Committee oversees management's implementation of effective systems of internal controls, including the review of policies relating to legal and regulatory compliance, ethics, and conflicts of interests, and review of the activities and recommendations of our internal auditing program.

In monitoring the preparation of our financial statements, the Audit Committee met with both management and our outside independent registered public accounting firm to review and discuss all financial statements prior to their issuance and to discuss any and all significant accounting issues. Management and our independent registered public accounting firm advised the Audit Committee that each of the financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee's review included a discussion of the matters required to be discussed pursuant to the Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended, or SAS 61. SAS 61 requires our independent registered public accounting firm to discuss with the Audit Committee, among other things, the following:

- Methods used to account for significant or unusual transactions;
- The effect of any accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;
- The process used by management to formulate sensitive accounting estimates and the basis for the independent registered public accounting firm's conclusion regarding the reasonableness of any such estimates; and
- Any disagreements with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures necessary in the financial statements.

The Audit Committee has discussed the independence of KPMG, our independent registered public accounting firm, including the written disclosures made by KPMG to the Audit Committee, as required by the Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees." Independence Standards Board Standard No. 1 requires the independent registered public accounting firm to (i) disclose in writing all relationships that in the independent registered public accounting firm's professional opinion may reasonably be thought to bear on independence, (ii) confirm their perceived independence, and (iii) engage in a discussion of independence with the Audit Committee.

Finally, the Audit Committee continues to monitor the scope and adequacy of our internal controls and other procedures, including any and all proposals for adequate staffing and for strengthening internal procedures and controls where appropriate and necessary.

On the basis of these reviews and discussions, the Audit Committee recommended to the Board of Directors that it approve the inclusion of our audited financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, for filing with the SEC.

By the Audit Committee of the Board of Directors

Jack Kaye, Chairperson
Malcolm Hoenlein
Eric Rose

OUR EXECUTIVE OFFICERS

Executive Officers

Our executive officers are as follows:

Name	Age	Position
Michael S. Weiss	41	Chairman and Chief Executive Officer
I. Craig Henderson, M.D	65	President
Beth F. Levine	43	Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary
Ronald C. Renaud, Jr.	38	Senior Vice President, Chief Financial Officer and Treasurer
Mark Stier	46	Vice President and Chief Accounting Officer

No executive officer is related by blood, marriage or adoption to any other director or executive officer. The biographies of Mr. Weiss and Dr. Henderson are presented in connection with "Corporate Governance" beginning on page four of this Proxy Statement.

Beth F. Levine, 43, has served as our Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary since April 2007. Ms. Levine previously served in various positions in the Legal Division at Pfizer between 1994 and 2007. Most recently, Ms. Levine served as Assistant General Counsel – U.S. Pharmaceuticals, where she was chief counsel responsible for the legal affairs of Pfizer. From 2000 through 2003, Ms. Levine served as Assistant General Counsel – Pfizer Consumer Group, where she was chief counsel responsible for the consumer group's global legal affairs. Prior to working at Pfizer, Ms. Levine was a litigation associate at the law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP. Ms. Levine received a J.D. from Fordham Law School and a B.S. from Cornell University.

Ronald C. Renaud, Jr., 38, has served as our Senior Vice President, Chief Financial Officer, Secretary and Treasurer since February 2006. Prior to joining Keryx, Mr. Renaud was a senior research analyst and global sector coordinator for JP Morgan Securities from May 2004 until February 2006, where he was responsible for the biotechnology equity research effort, covering all ranges of capitalized biotechnology companies. From 2001 to May 2004, Mr. Renaud held managing director posts at Schwab SoundView and Bear Stearns, where he covered companies in the biotechnology and life science tool sectors.

Mark Stier, 46, has served as our Vice President and Chief Accounting Officer since March 2007. Prior to joining Keryx, Mr. Stier was vice president and chief information officer for Reliant Pharmaceuticals, Inc. from 2004 to 2006. From 1999 to 2003, he served as president of U.S. Generic Pharmaceuticals, after serving as vice president of finance and chief financial officer of its pharmaceuticals division. From 1990 to 1998, he held positions with Cambrex, a pharmaceutical and specialty chemical company, where for five years he served as divisional chief financial officer and controller. He has also held corporate finance positions with several other companies including Fisher Scientific and Squibb. Mr. Stier received a B.S. in Accounting and an M.B.A. from Fairleigh Dickinson University and is a Certified Management Accountant and Certified Public Accountant.

Employment Agreements

The following is a summary of our employment agreements with our named executive officers:

Michael S. Weiss

We entered into an employment agreement with Michael S. Weiss on December 23, 2002, to serve as our Chairman and Chief Executive Officer. Under the agreement, Mr. Weiss' initial base salary was $250,000, with annual salary increases to be determined by the Compensation Committee, in their sole discretion. Mr. Weiss is also eligible to receive an annual bonus of up to 100% of his base salary if certain corporate goals and objectives set by the Board of Directors are met to the satisfaction of the Board of Directors.

In order to induce Mr. Weiss to enter into an employment agreement with Keryx, the Compensation Committee granted Mr. Weiss an initial ten-year option to purchase 4,050,000 shares of our common stock at an exercise price of $1.30 per share (which was the closing price of our common stock on the trading day prior to Mr. Weiss' first day of employment with Keryx). All 4,050,000 of these options have vested as of March 31, 2007 in accordance with Mr. Weiss' employment agreement.

The Board of Directors may, in its discretion, provide Mr. Weiss with additional annual or special grants of stock options.

In the event of a change of control or a reorganization event, or in the event that we terminate Mr. Weiss' employment without cause, or as a result of his death or disability, or he terminates his employment for good reason, the options described above that are unexercisable at the time of such event or termination shall be accelerated per the terms of the agreement. Additionally, the Compensation Committee shall have the discretion to accelerate all or a portion of any unvested options at any time. In addition, in the event of a termination of Mr. Weiss' employment in anticipation of a Change of Control or a Reorganization Event or within 12 months thereafter, provided that Mr. Weiss executes a waiver and release of claims in a form similar to the form attached to his employment agreement, Mr. Weiss shall be entitled to receive a lump sum severance payment promptly upon the expiration of any revocation period contained in such waiver and release (without Mr. Weiss having revoked such waiver and release) equal to the product of (x) one years' annual gross base salary plus the target bonus for the year in which the termination occurred and (y) 2.

The agreement may be terminated by either party for any reason on 90 days notice. If we terminate Mr. Weiss without cause, or he terminates the agreement for good reason and he signs a waiver and release of any claims against us, he will be entitled to receive a severance payment equal to 12 months of his base salary and a pro-rata payment of the bonus he would have been entitled to had he remained employed by us. In addition, if Mr. Weiss is not re-elected to our Board of Directors at our 2007 Annual Meeting, he will be entitled to terminate this employment agreement for good reason. The agreement also provides that if Mr. Weiss's employment is terminated because of his death or disability, he or his heirs will be paid his current salary for three months.

I. Craig Henderson, M.D.

We entered into a new employment agreement with Dr. I. Craig Henderson on April 25, 2007, to serve as our President (Dr. Henderson's previous employment agreement with us, described below, terminated on January 31, 2007). Under the agreement, Dr. Henderson's initial base salary is $315,000, with annual salary increases to be determined in accordance with our corporate policies (but in no event lower than the Consumer Price Index as announced for the previous calendar year). Dr. Henderson is also eligible to receive an annual bonus equal to up to 50% of his base salary if certain performance objectives set by our Chief Executive Officer are met.

Our Compensation Committee granted him 150,000 shares of restricted stock, which vest as follows: (i) 50,000 immediately, (ii) 50,000 on April 25, 2008, and (iii) 50,000 on April 25, 2009. The grant of 100,000 shares of restricted stock to Dr. Henderson are contingent on the approval of the 2007 Long-Term Incentive Plan by our stockholders at the 2007 Annual Meeting of Stockholders (see "Proposal 4 – Approval of the 2007 Long-Term Incentive Plan" beginning on page 43). Dr. Henderson is entitled to additional stock option grants and restricted stock awards as determined by the Board of Directors from time to time.

Dr. Henderson is also entitled to cash milestone bonuses as follows:

- $1,000,000 upon the approval of a New Drug Application, or NDA, for any of our drugs by the United States Food and Drug Administration, or FDA;
- $1,000,000 upon the approval of a second NDA for any of our drugs by the FDA;
- $250,000 upon commencement of the first pivotal clinical trial under a Special Protocol Assessment, or SPA, for an oncology compound in 2007 (and an additional $50,000 for each additional pivotal clinical trial under the SPA);
- $250,000 upon the completion of the first pivotal clinical trial under an SPA for an oncology compound;
- $250,000 upon commencement of the first pivotal clinical trial under an SPA for a second oncology compound (and an additional $50,000 for each additional pivotal clinical trial under the SPA); and
- $250,000 upon the completion of the first pivotal clinical trial under an SPA for a second oncology compound.

Dr. Henderson's employment agreement terminates on April 25, 2009, unless either party terminates it at an earlier time. Additionally, the employment agreement will be automatically renewed for one year unless either party provides written notice of non-renewal to the other party at least six months before the expiration date. If Dr. Henderson is terminated without just cause or if Dr. Henderson terminates for good reason, he will receive payments equal to (i) one year of base salary, (ii) any unpaid portion of his bonus, and (iii) any incurred and unpaid expenses. Dr. Henderson's options and shares of restricted stock will also continue to vest for one year.

If Dr. Henderson's employment is terminated in anticipation of or within 12 months following a qualified change in control, he will be paid two years of base salary and all of his unvested stock options and shares of restricted stock will be accelerated. Additionally, all of the cash milestone bonuses described above will be paid to Dr. Henderson. The employment agreement also provides that should his employment be terminated as a result of death or disability, Dr. Henderson's heirs would be paid his base salary through the date of termination.

Under Dr. Henderson's previous employment agreement, his initial base salary was $250,000, with annual salary increases determined in accordance with our corporate policies. Dr. Henderson was also eligible to receive an annual bonus equal to up to 50% of his base salary if certain performance objectives set by our Chief Executive Officer were met.

In order to induce Dr. Henderson to enter into his original employment agreement with us, our Compensation Committee granted him an initial ten-year option to purchase 1,000,000 shares of our common stock at an exercise price equal to $9.25 (which was the closing price of our common stock on the trading day prior to Dr. Henderson's first day of employment with Keryx). Under this agreement, 500,000 of these options have vested as of March 31, 2007. The remaining 500,000 options vest on January 31, 2011 provided that Dr. Henderson is employed on such date as our President. The following options will be accelerated upon the occurrence of each of the following events: 166,667 options upon the approval of an NDA for SulonexTM by the FDA; 166,667 options upon the approval of the first NDA by the FDA for a drug candidate acquired by us from ACCESS Oncology, Inc.; and 166,666 options upon annual sales for any or all drug candidates acquired by us from ACCESS Oncology, Inc. exceeding $100 million.

Beth F. Levine

We entered into an employment agreement with Beth F. Levine on April 25, 2007, to serve as our Senior Vice President, General Counsel, Chief Compliance Officer and Secretary. Under this agreement, Ms. Levine's initial base salary is $300,000, with annual salary increases to be determined in accordance with our corporate policies. Ms. Levine is also eligible to receive an annual bonus of up to 50% of her base salary if certain performance objectives set by our Chief Executive Officer are met. For 2007, Mr. Levine will be eligible for the full potential bonus.

In order to induce Ms. Levine to enter into an employment agreement with Keryx, the Compensation Committee granted Ms. Levine an initial ten-year option to purchase 150,000 shares of our common stock at an exercise price equal to $11.02 (which was the closing price of our common stock on the grant date of the options). The options will vest as follows: 37,500 on the one-year anniversary of Ms. Levine's employment; and 9,375 options every three months after Ms. Levine's one-year anniversary until the 48th month of employment. Ms. Levine is eligible to receive up to 37,500 additional options on an annual basis. Ms. Levine also received 15,000 shares of restricted stock, which vest as follows: 5,000 shares on the two-year anniversary of Ms. Levine's employment; 5,000 shares on the three-year anniversary of Ms. Levine's employment; and 5,000 shares on the four-year anniversary of Ms. Levine's employment

If Ms. Levine's employment is terminated without cause or she resigns for good reason in anticipation of or within 12 months following a change of control which values Keryx in excess of $1.5 billion, then Ms. Levine will be entitled to a lump sum payment of one year's base salary and any earned and unpaid bonus. If Ms. Levine resigns for good reason or if her employment is terminated without cause, or in the event of a change in control, all of her unvested options and shares of restricted stock will become immediately vested. All outstanding options will remain exercisable until the earlier of (i) two years following such termination, and (ii) for the full term of such options.

In the event Ms. Levine's employment is terminated due to her death or disability, she will receive her base salary for three months following her last day of employment, and all outstanding options will remain exercisable until the earlier of (i) two years following such termination, and (ii) for the full term of such options.

Ronald C. Renaud, Jr.

We entered into an employment agreement with Ronald C. Renaud, Jr. on February 14, 2006, to serve as our Senior Vice President, Chief Financial Officer, and Treasurer. Under this agreement, Mr. Renaud's initial base salary is $275,000, with annual salary increases to be determined in accordance with our corporate policies. Mr. Renaud is also eligible to receive an annual bonus of up to 50% of his base salary if certain performance objectives set by our Chief Executive Officer are met.

In order to induce Mr. Renaud to enter into an employment agreement with Keryx, the Compensation Committee granted Mr. Renaud an initial ten-year option to purchase 500,000 shares of our common stock at an exercise price equal to $15.30 (which was the closing price of our common stock on the trading day prior to Mr. Renaud's first day of employment with Keryx). Under his agreement, 166,667 of these options have vested as of March 31, 2007. The remaining 333,333 options vest as follows:

- 111,111 options, quarterly through February 14, 2009;
- 222,222 options on February 14, 2013, provided that Mr. Renaud is employed on that date as our Senior Vice President, Chief Financial Officer, Treasurer. Of the 222,222 options, the amount of options described below shall be accelerated upon the occurrence of each of the following events:
- 111,111 options upon our achieving a total market capitalization of more than $2 billion or obtaining at least $250 million in working capital; and
- 111,111 options upon our achieving a total market capitalization of more than $3 billion or obtaining at least $350 million in working capital.

Mr. Renaud also received 100,000 shares of restricted stock, of which 50,000 vest over the first three years of his employment and the remaining 50,000 vest if the Company undergoes a change in control in which the Company is valued at $1.5 billion.

In the event of a change of control, or in the event that we terminate Mr. Renaud's employment without cause, or he terminates his employment for good reason, the time-vesting options described above that are unexercisable at the time of such event or termination shall be accelerated per the terms of his agreement.

The agreement may be terminated by either party for any reason on 90 days' written notice. If Mr. Renaud's employment is terminated in anticipation of or within 12 months following a qualified change in control, he will be paid (i) two years of base salary, (ii) any earned and unpaid bonus, and (iii) any incurred and unpaid expenses. In addition, all of his unvested stock options and restricted stock will be accelerated. The employment agreement also provides that should his employment be terminated as a result of death or disability, Mr. Renaud (or his heirs in the case of death) will be paid his base salary for three months following his last day of employment.

Mark Stier

We entered into an employment agreement with Mark Stier on March 23, 2007, to serve as our Vice President and Chief Accounting Officer. Under this agreement, Mr. Stier's initial base salary is $275,000, with annual salary increases to be determined in accordance with our corporate policies. Mr. Stier is also eligible to receive an annual bonus of up to 50% of his base salary if certain performance objectives set by our Chief Executive Officer and Chief Financial Officer are met. For 2007, Mr. Stier will be eligible for the full potential bonus.

In order to induce Mr. Stier to enter into an employment agreement with Keryx, the Compensation Committee granted Mr. Stier an initial ten-year option to purchase 100,000 shares of our common stock at an exercise price equal to $11.11 (which was the closing price of our common stock on the grant date of the options). The options will vest as follows: 25,000 on the one-year anniversary of Mr. Stier's employment; and 6,250 options every three months after Mr. Stier's one-year anniversary until the 48th month of employment. Mr. Stier is eligible to receive up to 25,000 additional options on an annual basis.

Mr. Stier's employment will continue until terminated by either party. Either party may terminate Mr. Stier's employment at any time upon 90 days' notice, provided however, that if such termination occurs without cause or for good reason during the first 12 months of employment, Mr. Stier will receive his full salary and benefits (excluding bonus) until the first anniversary of his employment.

If Mr. Stier's employment is terminated in the event of a change in control, all of Mr. Stier's outstanding unvested options will become immediately vested, and all outstanding options will remain exercisable until the earlier of (i) two years following such termination, and (ii) for the full term of such options. If the change in control places a value in excess of $1.5 billion on Keryx, Mr. Stier will also be entitled to a payment equal to one year of his base salary.

COMPENSATION DISCUSSION AND ANALYSIS

In the paragraphs that follow, we will give an overview and analysis of our compensation program and policies, the material compensation decisions we have made under those programs and policies with respect to our executive officers, and the material factors that we considered in making those decisions. Later in this Proxy Statement under the heading "Executive Compensation" you will find a series of tables containing specific information about the compensation earned or paid in 2006 to the following individuals, whom we refer to as our named executive officers, or NEO's:

- Michael S. Weiss, Chairman and Chief Executive Officer;
- Ronald C. Renaud, Jr., Senior Vice President and Chief Financial Officer;
- Craig Henderson, MD, President; and
- Ron Bentsur, former Vice President, Finance & Investor Relations.

Compensation Philosophy and Objectives

Our compensation programs are designed to motivate our employees to work toward achievement of our corporate mission to create long-term sustained stockholder value by acquiring, developing and commercializing medically important and novel products for the treatment of life-threatening diseases, including diabetes and cancer. At Keryx, we believe that employees who share our mission, vision and values are critical to our success. Attaining our key business and strategic goals depends on attracting, retaining and motivating quality employees in an exceptionally competitive environment. Our industry is highly scientific, regulated, scrutinized and dynamic, and as a result, Keryx requires employees that are highly educated, dedicated and experienced.

The driving philosophy and objectives behind our executive compensation programs are:

- to attract and retain outstanding employees;
- to motivate our employees to achieve our business and strategic goals, both operational and financial;
- to reflect our "pay-for-performance" culture; and
- to compete successfully with peer and other companies in our industry for key talent.

In hiring NEO's, we typically pay what is required to attract these individuals to join the company. In so doing, we seek to provide a total compensation package that implements our philosophy and objectives through the three key components of our compensation program—base salaries, cash incentive awards and long-term equity incentive awards, which we determine both individually and in the context of total compensation. We have designed our compensation package to reward both superior company and individual performance. We seek to reward employees for the achievement of short-term and long-term goals. This is critical to our long-term vitality and in line with the Company's long-term investments in drug development and innovation that are not expected to have near-term results.

Across compensation elements we review information from a group of peer companies to evaluate whether our NEO's compensation is competitive with that of NEO's in similar positions at these peer companies and to achieve a balance of incentives to help achieve our performance objectives. We seek to set and maintain base salaries based on updated peer group data at between the median and the bottom 25th percentile of the peer group.

Through annual cash incentive awards and equity-based long-term incentive awards, we tie a substantial portion of total compensation to company and individual performance. Based on the achievement of pre-specified and agreed upon goals and objectives that are important to our long-term objectives, cash incentive pay should be awarded that will take executive pay up to between the 75th percentile and the highest of the peer group. Thus, the net effect is a lower than industry average base salary, but if performance is superior and goals are achieved, then Keryx executive officers could be at the top percentile of the peer group in terms of total cash compensation. If performance is weak and goals are not achieved then total compensation will reflect that as well. We believe this approach is consistent with our "pay-for-performance" philosophy.

Initial, annual and special incentive equity grants are utilized to ensure commitment to our long-term objectives and the goal of creating long-term sustainable stockholder value. We believe that initial stock option grants for executive officers should be on the high-end relative to the peer group and that annual grants should be up to 25% of the initial grant subject to the achievement of the same corporate G&Os that establish annual cash incentive pay. The goal of this policy is to better align NEO's interests with those of stockholders by giving them a substantial stake in our success.

Except as indicated below, in assessing compensation paid for 2005 and 2006 and setting base salary for 2006 and 2007, the peer group of biotechnology companies for the Chief Executive Officer, consisted of:

2005 Peer Group	**2006 Peer Group**	
Adolor	Albany Molecular Research	LifeCell
Allos Therapeutics	Alexion Pharmaceuticals	Ligand Pharmaceutical
Ariad	Alnylam Pharmaceuticals	MannKind
Cell Therapeutics	Arena Pharmaceuticals	Martek Biosciences
CollaGenex	Ariad Pharmaceuticals	Momenta Pharmaceuticals
Connetics	AtheroGenics	Myriad Genetics
CuraGen	BioCryst Pharmaceuticals	Nastech Pharmaceutical
Cypress Bioscience	Biomarin Pharmaceuticals	NitroMed
Cytokinetics	Bruker BioSciences	Northfield Laboratories
Dendreon	CardioVascular BioTherap	NPS Pharmaceuticals
Discovery Labs	Cepheid	Nuvelo
Encysive	Connetics	Orasure Technologies
Geron	CoTherix	Pharmion
Idenix	deCODE Genetics	Progenics Pharmaceutical
InterMune	Dendreon	Regeneron Pharmaceutical
Introgen	Digene Corp.	Renovis
Kosan	Discovery Laboratories	Salix Pharmaceuticals
MannKind	Durect	Senomyx
Marshall Edwards	Encysive Pharmaceuticals	Serologicals
Momenta	Enzo Biochem	Tanox
NeoPharm	Exelixis	Telik
NitroMed	Geron	Threshold Pharmaceuticals
NPS Pharmaceuticals	Illumina	Xenoport
Onyx	Immune Response	
Progenics	Incyte	
Rigel	Intermune	
Telik	ISIS Pharmaceuticals	

Data for the 2005 peer group was determined by utilizing the same peer group established by Towers Perrin, a compensation and benefits consulting group that we engaged in the fourth quarter of 2005 to do a comparative analysis of our Board members' compensation versus a peer group. At the time, we suggested companies that we believed were in our peer group. Towers Perrin ultimately determined the peer group to use for their analysis and we adopted their peer group for our own internal analysis of executive compensation at the end of 2005.

Data for the 2006 peer group was extracted from the BioWorld™ Executive Compensation Report 2007, which has 2005 compensation figures for 269 publicly traded biotechnology companies, nearly 90% of the companies that make up the BioWorld Biotechnology Stock Tracker. In choosing the 2006 peer group, all companies included in the BioWorld report with a market capitalization of between $300 million and $900 million as of year-end 2005 were included in the analysis. At the time of the Compensation Committee review, our market capitalization was approximately $600 million. Specific benchmarking elements included base salaries, actual bonuses paid and total cash compensation. The Compensation Committee reviewed the compensation paid by our peer companies. In addition, a full copy of the BioWorld report was made available for the Compensation Committee to review.

Elements of Compensation

Our executive compensation program consists of the following components: base salary, cash performance awards and long-term equity awards. In addition, we provide severance and limited benefits and perquisites. No specific formula is used in regard to the allocation of the various elements within our executive compensation program.

In order to maximize the incentive effect of our compensation program, we have structured our performance-based compensation to involve a mix of value opportunities and performance measures; i.e., a portion of the value is formulaic based on actual performance against pre-set goals and objectives (annual non-equity incentive pay and annual stock option grants); a portion of the value is tied to increases in our stock price in alignment with our stockholders (stock options and restricted stock); and a portion of the value is discretionary based on the Compensation Committee's assessment of both company performance and individual executive's contribution to such performance (annual cash bonuses).

Base Salary

We offer base salaries, which represent a fixed portion of compensation and vary by position. Base salaries of NEO's are currently at or near the median for our peer group, except with respect to our Chairman and Chief Executive Officer. When our Chairman and Chief Executive Officer initially joined us in December 2002, his salary was set at one of the lowest in the industry in exchange for well above average long-term equity and non-equity incentive awards, which we believe was consistent with the "turnaround" nature of the original engagement. Through the three years of his contract, our Chairman and Chief Executive Officer maintained one of the lowest base salaries in the biotechnology industry and for 2005 was the lowest in the 2005 peer group. In connection with the third anniversary of Mr. Weiss' employment contract at the end of 2005, the Compensation Committee voted to increase Mr. Weiss' salary to the median for the 2005 peer group. Mr. Weiss declined that salary increase, which would have been up to approximately $425,000 per year from $286,000 but accepted an increase for 2006 to just below the 25th percentile, or $375,000 per year. In addition, for 2006, our Vice President, Finance & Investor Relations received a base salary that was between the 25th percentile and median of the peer analysis, and our President received a base salary that was between the salaries of the Chief Executive Officer and Vice President, Finance & Investor Relations.

Our Chairman and Chief Executive Officer recommends annual increases, if any, for the other NEO's based on each executive's individual performance during the prior year and overall trends in the marketplace. These recommendations are reviewed, modified if deemed appropriate, and then adopted by the Compensation Committee. We have a company-wide salary increase program that typically offers up to 4% annual salary increases based on individual performance. This does not include salary increases that may be necessitated by promotions or due to competitive threats for such individuals. Our NEO's are subject to the same salary increase program.

Base salaries for senior executives are set in the first quarter of each year and apply for the entire calendar year (retroactive to the beginning of such calendar year), except in special circumstances, such as when an executive is promoted or receives an increase in responsibilities during that year.

In February 2007, the Compensation Committee recommended, and the Board granted, base salary increases for 2006 of 4% for each of our NEO's other than our President, who received a base salary increase of 5% in connection with the anticipated signing of a new employment agreement to replace his expiring employment agreement. The Compensation Committee based these determinations on its review of the analyses described above and the competitiveness of the salary compared to the 2006 peer group of companies described above.

In making these determinations, the Compensation Committee considered a number of factors, including the 2006 peer group analysis and individual performance. Corporate performance is not a direct factor in the design and administration of our base salary programs except insofar as we use the 2006 peer group to assess the reasonableness of base salary levels. The base salaries for each of our NEO's were at or near the 50th percentile of base salaries for their respective positions in companies in the peer group, except Mr. Weiss, our Chairman and Chief Executive Officer, who was at the 25th percentile of base salaries for chief executive officers in the peer group.

Cash Incentive Awards

The objective of our annual cash incentive award program is to reward achievement of our pre-specified corporate goals and objectives for a given year. Accordingly, our annual cash incentive awards are expressly linked to successful achievement of pre-specified annual corporate performance goals and objectives. Among all compensation to NEO's, annual cash incentive pay provides the most direct link between compensation levels and annual corporate performance. As described above, our philosophy is to keep base salaries between the 25th to 50th percentile and utilize our annual cash incentive awards program to reward our senior executives in years in which our performance meets or exceeds our targeted corporate goals and objectives to raise their level of cash compensation to between the top quartile and the highest of the peer group.

Our annual cash incentive pay program for our NEO's is the same program as utilized with our other senior executives. The Compensation Committee determines the annual cash incentive awards payable to our NEO's, which are paid following completion of the fiscal year, typically in March of the year following the year in which such compensation is designed to reward. Our annual cash incentive awards are reported in the "Summary Compensation Table" as non-equity incentive plan compensation.

To further support our "pay for performance" philosophy, in addition to annual cash incentive pay, we offer milestone-based cash incentive pay, which we believe adds an additional level of focus on long-term goals and objectives for our NEO's. These milestone-based cash incentive payments set long-term goals and objectives (versus annual) as the basis for earning cash incentive payments. For example, in connection with Mr. Weiss' employment agreement, Mr. Weiss was offered two one-time cash incentive payments upon the achievement of target market capitalization or working capital goals that were from approximately 500% to 4,000% greater then the levels that existed at the time Mr. Weiss joined the Company. These were designed to focus Mr. Weiss on multi-year goals and objectives and the creation of sustainable long-term stockholder value. Mr. Weiss earned and was paid the first milestone-based cash incentive payment of $1 million in 2004 and earned and was paid the second and final milestone-based cash incentive payment of $2 million in 2006. To achieve the first milestone-based incentive payment in 2004, the market capitalization exceeded $500 million and to achieve the second milestone-based incentive payment in 2006, working capital exceeded $150 million. During Mr. Weiss' tenure, the price of our common stock has risen from $1.30 to $10.58 as of April 27, 2007 (an increase of over 700%) and working capital has gone from approximately $25 million to approximately $100 million (a 4-fold increase). Similarly, in connection with Dr. Henderson's new contract, we have established a series of milestone-based payments associated with long-term product development goals.

Overall Cash Incentive Pay Pool Funding: The total amount of our annual cash incentive pay pool for any given year is the sum of each individual's salary multiplied by the percentage of salary which that individual is eligible to receive based on performance. For most employees, a component of their cash incentive percentage will be based on corporate performance and a component based on individual performance. At the lowest level, employees will only have an individual component. At the NEO level, for purposes of the determination of the annual cash incentive, it is based solely on corporate performance.

Currently, the NEO's are eligible to earn an annual cash incentive equal to:

- Chief Executive Officer – 100% of Base Salary
- President – 50% of Base Salary
- Chief Financial Officer – 50% of Base Salary

Performance pay is composed of two parts — Annual Cash Incentive Program (ACIP) pool and an incremental bonus pool. The ACIP pool is linked to performance of specific annual corporate goals and objectives. The incremental bonus pool is reserved for outstanding individual achievement. For example, in 2006, Dr. Henderson received a special bonus in the amount of $75,000, and Mr. Renaud received a special bonus equal to $150,000. The Compensation Committee approved these special bonuses in recognition of the executive's contributions to the Company's highly successful registered direct offering of common stock during fiscal year 2006.

Corporate performance goals: Each year, management delivers to the Board of Directors a set of goals and objectives for that year, which management believes are essential to the achievement of the Company's mission and long-term goals and objectives. The Board of Directors reviews and discusses the corporate goals and objectives. At each meeting during the year, the progress towards the achievement of the pre-set goals and objectives are reviewed by the Board of Directors. Commencing in 2007, the Compensation Committee approves the goals and objectives established by our management. Our performance on these goals determines the amount of funds available in the ACIP pool and the amount of the pool that will be paid to eligible employees, including NEO's. At the end of each year, both the Compensation Committee and the Board, together with management, review the Company's performance versus the plan and also consider additional factors, such as unanticipated events.

For fiscal year 2006, the corporate performance goals and objectives linked to the ACIP pool were in the following categories (weighting as indicated below):

- Clinical goals related to Sulonex (weighted 55%)
- Clinical goals related to KRX-0401 (weighted 25%)
- Supply and manufacturing goals related to Sulonex (weighted 30%)
- Corporate/financial goals, including managing operational budgets within specified targets and capital raising (weighted 15%)

Depending on the year and the number of reach goals that are designated, the corporate performance goal weightings to establish the potential ACIP pool can range from 100% to 150%. The total maximum potential weightings available for 2006 was 125%. The actual annual cash incentive paid to the NEOs for fiscal year 2006 was based on the extent to which actual performance met, exceeded, or fell short of the corporate goals. In 2006, it was determined by the Compensation Committee and the Board of Directors that 78% of the corporate goals and objectives were achieved. The dollar value of an NEOs' annual cash incentive is then determined by multiplying his maximum eligible annual cash incentive amount by the percentage of corporate goals met. For example, Mr. Weiss' 2006 annual cash incentive payment was calculated as follows: eligible annual cash incentive (100%) x 2006 base salary ($375,000) x goals and objectives achievement (78%) = annual cash incentive of $292,000). The Compensation Committee retains the discretion to reduce or eliminate the payment that otherwise might be payable to any individual based on actual individual performance. The Compensation Committee may also grant an incremental additional bonus based on outstanding individual performance. The actual annual cash incentive awards and bonuses earned by our NEO's in fiscal year 2006 are shown in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 23.

Company Performance Factors. The key drivers of the achievement of the 78% of the goals and objectives for 2006 were:

- near completion of recruitment of all the patients required for the Sulonex Phase 3 clinical trial;
- substantial progress in scaling-up the manufacturing process to commercial scale for Sulonex;
- enrollment and data from a number of KRX-0401 clinical trials; and
- capital raise of $82.7 million at $18.40 per share.

Long-term equity incentive awards

Newly hired executives are offered initial long-term equity incentive awards, in particular, stock option awards, which are intended to align the interests of our NEO's with those of our stockholders and to motivate our NEO's with respect to our long term performance and assist with the retention of our executive officers. Our long-term equity incentive program represents a large portion of the total annual compensation paid to our executives because we believe that equity-based compensation is the most effective manner in which to encourage our leaders to deliver sustained long-term stockholder value.

Consistent with our "pay for performance" philosophy, we aim to offer a long-term incentive opportunity to our named executive officers that, if we achieve or exceed our pre-set corporate goals and objectives, conveys top-tier value (meeting or exceeding the 75th percentile) when compared with our peer companies. To further support that goal, in addition to time-based vesting of our long-term equity incentive awards, we offer milestone-based acceleration of vesting of such equity incentives, which we believe adds an additional level of focus for our NEO on the achievement of long-term goals and objectives. The milestone-based acceleration of vesting for long-term equity incentive awards sets long-term goals and objectives (versus annual) as the basis for vesting of such equity incentive awards.

For example, in connection with Mr. Weiss' employment agreement, only 33% of Mr. Weiss' stock options granted at that time were solely time-based options, whereas the remainder were eligible for accelerated vesting only upon the achievement of market capitalization or working capital goals. These were designed to focus Mr. Weiss on multi-year goals and objectives and the creation of sustainable long-term shareholder value. All of Mr. Weiss' milestone-based options have vested based on the same milestone and performance measures described above under "Annual Cash Incentive Pay."

Similarly, only approximately 17% and 36% of the long-term equity incentives offered to Dr. Henderson and Mr. Renaud, respectively, upon their initial employment were solely time-based with the remainder being eligible for accelerated vesting upon achievement of certain milestones. We offered similar milestone-based options to other senior executives and key employees to ensure focus long-term major milestones for the company.

Our long-term equity incentive awards for our NEOs consist primarily of stock option awards. As a reflection of our performance-based compensation philosophy, we do not grant time-vesting restricted stock awards to our NEOs, except under limited circumstances such as upon initial employment or for critical executive retention. In 2006, in connection with his joining the Company, we granted 100,000 restricted shares to our Senior Vice President and Chief Financial Officer, of which half were time-vesting and the remainder were event-vesting.

Eligible Persons: All regular, full-time employees, including our NEO's are eligible to receive stock options under the Keryx Biopharmaceuticals, Inc. 2004 Long-Term Incentive Plan and the 2000 Stock Option Plan. Currently, we do not have equity ownership guidelines for our NEO's. Such guidelines are designed to encourage significant ownership of stock in Keryx by senior executives and, by virtue of that ownership, align the personal interests of senior executives with those of our stockholders. Since our Chief Executive Officer owns, or has the right to acquire, approximately 10% of the Company and our other NEO's are significant equity owners as well, we have never instituted such a program since we believe that the current high level of ownership of our NEO's aligns their interest with those of our stockholders.

Timing of Grants and Exercise Price: Annual grants are awarded in the fourth quarter each year to NEO's and other designated employees at a year-end meeting of the Compensation Committee or the Board of Directors. For new hires, special recognition or promotion-related grants, the Compensation Committee or the Board of Directors approves such grants at the next meeting of the Compensation Committee or the Board immediately following the date of hiring, promotion or special recognition. No authority to grant stock options is delegated to management. The exercise price of all employee stock options is to be equal to the closing price of our common stock, as reported by The Nasdaq Stock Market, on the date of grant by the Compensation Committee or Board of Directors.

We do not have a program, plan or practice of timing option grants to our executives in coordination with the release of material non-public information. Since all of our equity awards are granted by our Compensation Committee or our Board of Directors, before approving any grant of equity, including the year-end annual grant, the Compensation Committee or the Board of Directors views it as part of its responsibility to take into account all facts and circumstances so as to ensure that the grant is consistent with our compensation philosophy and objectives.

Option Pool: The total option pool available for annual grants in any given calendar year is calculated as the sum of each eligible employee's initial stock option grant multiplied by 25%. We are mindful of Institutional Shareholder Services' (ISS) burn rate policy (burn rate is the percentage of shares made available each year in options or other grants) and strive to keep the three-year average annual burn rate less than or equal to one standard deviation from the mean of the Pharmaceuticals and Biotechnology 2007 group peers in the Russell 3000 index as updated from time to time by ISS.

Individual Grants: Like other employees, NEO's are eligible to receive up to 25% of their initial time-based options on an annual basis based on the same pre-set corporate goals and objectives that are used to assess the award of annual cash incentives. For fiscal year 2006, the final grant amount was determined by multiplying the maximum grant amount by the percentage of goals and objectives achieved by the Company (78%, as discussed above).

In addition, in connection with the 2006 annual grant, once the calculation of the individual grant for each NEO was determined, to ensure reasonableness of the proposed grant, the Compensation Committee considered the percentage of our common stock that the equity award made to the NEO represented as compared to a subset of the 2006 peer group (approximately 54% of the 2006 peer group for which information was readily attainable). Additionally, in connection with the 2006 award, the Compensation Committee, at the suggestion of Mr. Weiss, granted Mr. Weiss significantly less options as calculated under the formula in order to preserve options under the current option plan for new hires, special recognition or promotion related grants during 2007, prior to stockholder approval of a new long-term equity incentive plan. The number of options that were "earned" under the calculation was 263,250, but Mr. Weiss was only granted 100,000. The Compensation Committee plans to re-visit and re-evaluate whether to grant Mr. Weiss additional options for 2006 only after a new long-term equity incentive plan has been approved. In addition, at the beginning of 2006, in connection with the third anniversary of his employment, and coincident with the full vesting of all time-based vesting options originally granted to him, Mr. Weiss was granted 1,500,000 options. For compensation year 2005, Mr. Weiss did not receive any other stock option grant. For more information regarding these long-term incentives granted to our named executive officers in 2006, please see the "Grants of Plan-Based Awards" and "Outstanding Equity Awards at Fiscal Year-End" tables and the related footnotes.

New hire stock option awards are based on a range for employees of certain levels and are reviewed periodically based on internal practice and competitive market information. Generally, stock options granted to employees have a maximum term of 10 years, and vest over a four-year period from the date of grant: 25% vest at the end of one year, and 75% vest quarterly in equal increments over the remaining three years, with opportunities for accelerated vesting based on a change in control. We may grant options with different vesting terms from time to time. We believe that a vesting schedule comprised of a time-vesting element allows us to provide financial incentives for management and retain such executive officers. Unless an employee's termination of service is due to disability or death, upon termination of service, any unexercised vested options will be forfeited at the end of three months or the expiration of the option, whichever is earlier.

Perquisites and Other Executive Benefits

Generally, we do not offer our NEO's any perquisites or other executive benefits, other than for the payment of premiums for Mr. Weiss' life insurance and disability insurance, up to $10,000 per year. We agreed to make these payments in connection with Mr. Weiss' employment agreement and we believe that the payment of these premiums is reasonable and customary for chief executive officers.

Severance Benefits

We have employment agreements with each of our NEO's which provide, among other things, benefits upon certain terminations of employment. We believe agreements of this type can be important components of our effort to recruit and retain senior executives, particularly for companies at our stage of development and in our relatively high-risk industry. For more information on our employment agreements, see the "Potential Payments upon Termination or Change-in-Control" section beginning on page 27 of this Proxy Statement.

Tax and Accounting Considerations

The accounting and tax treatment of compensation generally has not been a factor in determining the amounts or types of compensation for our executive officers. Section 162(m) of the Internal Revenue Code, or the Code, generally disallows a tax deduction to public companies for some forms of compensation over $1 million paid to executive officers unless certain conditions are met. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. We intend to use our best efforts to structure future compensation so that executive compensation paid by the Company is fully deductible in accordance with Section 162(m) of the Code. However, the Compensation Committee reserves the right to approve compensation that may prove not to be deductible when it believes such payments are appropriate and in the best interests of our stockholders, after taking into consideration changing business conditions and the performance of our employees.

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth the cash and other compensation that we paid to our NEO's or that was otherwise earned by our NEO's, for their services in all capacities during 2006. For a description of the individual amounts indicated below, please see our Compensation Discussion and Analysis on pages 18-19 of this Proxy Statement.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Michael S. Weiss Chairman and Chief Executive Officer	2006	375,000	—	—	6,100,980	2,292,500	4,824	8,773,304
Ronald C. Renaud, Jr. Senior Vice President and Chief Financial Officer(5)	2006	241,228	150,000	191,250	892,652	107,250	—	1,582,380
I. Craig Henderson President	2006	300,000	75,000	—	1,571,326	117,000	—	2,063,326
Ron Bentsur Former Vice President of Finance and Investor Relations(6)	2006	7,367	—	—	1,664,760	—	—	1,672,127

(1) Reflects the value of the special bonus for fiscal year 2006 paid to Mr. Renaud and to Dr. Henderson.

(2) Reflects the amount recognized by the Company in 2006 for financial accounting purposes relating to stock and option awards, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. The fair values of these awards and the amounts expensed in 2006 were determined in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payment (which we refer to as FAS 123R). The assumptions used in determining these amounts are set forth in the Note 7 to our consolidated financial statements, which are included in our Annual Report on Form 10-K, filed with SEC.

(3) For Mr. Weiss, this amount also includes the milestone-based cash incentive payment earned in fiscal year 2006.

(4) Reflects the dollar value of payments of life and disability insurance premiums for Mr. Weiss.

(5) Mr. Renaud began employment as our Senior Vice President and Chief Financial Officer on February 14, 2006.

(6) Effective February 14, 2006, Mr. Bentsur resigned from his position as Vice President, Finance and Investor Relations, Secretary and Treasurer of Keryx. He ended his employment with us on March 31, 2006, and continues to provide services to Keryx as a consultant. For a description of this arrangement, please see page 36.

Grants of Plan-Based Awards

The following table below sets forth the individual grants of awards made to each of our NEO's during 2006. For a description of the individual amounts indicated below, please see our Compensation Discussion and Analysis beginning on page 16 of this Proxy Statement.

Grants of Plan-Based Awards

Name	Grant Date	Committee Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units(#)	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Awards ($)(2)
Mr. Weiss	01/02/06(3)	12/27/05	—	—	—	—	1,500,000	14.64	11,923,200
	12/31/06(4)	12/31/06	—	—	—	—	100,000	13.30	770,780
	—	—	—	375,000	—	—	—	—	—
Mr. Renaud	02/14/06(5)	02/14/06	—	—	—	100,000	—	—	1,530,000
	02/14/06(6)	02/14/06	—	—	—	—	500,000	15.30	3,454,995
	12/31/06(4)	02/14/06	—	—	—	—	50,000	13.30	385,390
	—	—	—	137,500	—	—	—	—	—
Dr. Henderson	01/2/06 (7)	12/27/05	—	—	—	—	62,500	14.64	560,744
	12/31/06(4)	12/31/06	—	—	—	—	60,000	13.30	462,468
	—	—	—	150,000	—	—	—	—	—
Mr. Bentsur	01/2/06 (8)	12/27/05	—	—	—	—	50,000	14.64	331,280
	12/31/06(4)	12/31/06	—	—	—	—	7,500	13.30	57,809
	—	—	—	67,500	—	—	—	—	—

(1) Represents target payout values for 2006 cash performance awards. Pursuant to his employment agreement, each NEO was eligible to receive a target cash bonus reflected as a percentage of base salary, as follows: Mr. Weiss, 100%; Dr. Henderson, 50%; and Mr. Renaud, 50%. In each case, the actual amount earned by each NEO in 2006 is reported under the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table on page 23 of this Proxy Statement.

(2) Represents the grant-date fair value of each award, determined pursuant to FAS 123R. The assumptions used in determining the grant date fair values of the stock options are set forth in the Note 7 to our consolidated financial statements for 2006, which are included in our Annual Report on Form 10-K for the fiscal year 2006, filed with the SEC.

(3) Award of 824,000 time-vesting stock options under the 2000 Stock Option Plan and 676,000 time-vesting stock options under the 2004 Long-Term Incentive Plan. The Compensation Committee approved these stock option awards on December 27, 2005, to be granted on January 2, 2006. The grant date, January 2, 2006, was a holiday and, as such, there was no reported sales price on such date. Therefore, the exercise price is the closing sales price on the immediately preceding date on which sales were reported (December 30, 2005).

(4) Award of time-vesting stock options under the 2004 Long-Term Incentive Plan. The Compensation Committee approved and granted these stock option awards on December 31, 2006. The grant date, December 31, 2006, was a holiday and, as such, there was no reported sales price on such date. Therefore, the exercise price is the closing sales price on the immediately preceding date on which sales were reported (December 29, 2006). Mr. Bentsur's award was for his work as a consultant to the Company.

(5) Award under the 2004 Long-Term Incentive Plan of 50,000 time-vesting restricted shares and 50,000 shares of restricted stock which vest if we undergo a change in control in which the Company is valued at $1.5 billion. The Compensation Committee approved and granted this restricted stock award on February 14, 2006.

(6) Award of time-vesting stock options under the 2006 CFO Incentive Plan. The Compensation Committee approved and granted these stock option awards on February 14, 2006.

(7) Award of time-vesting stock options under the 2004 Long-Term Incentive Plan. The Compensation Committee approved these stock option awards on December 27, 2005, to be granted on January 2, 2006.

(8) Award of time-vesting stock options under the 2004 Long-Term Incentive Plan. The Compensation Committee approved these stock option awards on December 27, 2005, to be granted on January 2, 2006.

For a description of the vesting schedules of the equity awards, please see the table below. For a description of our executive officers' employment agreements please see page 11 of this Proxy Statement.

Outstanding Equity Awards at Fiscal Year End

The following table provides information concerning equity awards that are outstanding as of December 31, 2006 for each of our NEO's. For a description of the individual amounts indicated below, please see our Compensation Discussion and Analysis beginning on page 16 of this Proxy Statement.

Outstanding Equity Awards at Fiscal Year End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Mr. Weiss	3,600,000(1)	—	—	1.30	12/23/12	—	—	—	—
	218,750(2)	281,250(2)	—	11.22	01/03/15	—	—	—	—
	—	1,500,000(3)	—	14.64	01/02/16	—	—	—	—
	—	100,000(4)	—	13.30	12/31/16	—	—	—	—
Mr. Renaud	111,111(5)	388,889(5)	—	15.30	02/14/16	—	—	—	—
	—	—	—	—	—	100,000(19)	1,330,000(20)	—	—
	—	50,000(6)	—	13.30	12/31/16	—	—	—	—
Dr. Henderson	486,111(7)	513,889(7)	—	9.25	02/05/14	—	—	—	—
	27,344(8)	35,156(8)	—	11.22	01/03/15	—	—	—	—
	—	62,500(9)	—	14.64	01/02/16	—	—	—	—
	—	60,000(10)	—	13.30	12/31/16	—	—	—	—
Mr. Bentsur	42,000(11)	—	—	12.61	09/18/10	—	—	—	—
	14,004(12)	—	—	5.31	11/11/11	—	—	—	—
	30,000(13)	—	—	1.35	09/16/12	—	—	—	—
	135,000(14)	—	—	1.10	05/01/13	—	—	—	—
	27,500(15)	12,500(15)	—	4.59	01/02/14	—	—	—	—
	10,938(16)	14,062(16)	—	11.22	01/03/15	—	—	—	—
	—	50,000(17)	—	14.64	01/02/16	—	—	—	—
	—	7,500(18)	—	13.30	12/31/16	—	—	—	—

(1) Stock options awarded to the executive on December 23, 2002. 347,343 options were granted under the 1999 Stock Option Plan, 1,700,000 options were granted under the 2000 Stock Option Plan and 2,002,657 options were granted under the 2002 CEO Incentive Stock Option Plan. The stock options vested as follows: 450,000 on December 23, 2003, eight equal installments on a quarterly basis thereafter of 112,500, and two equal installments of 1,350,000 during the 1st quarter of 2004 and the first quarter of 2006 due to the achievement of certain financial milestones as defined in Mr. Weiss' employment agreement.

(2) Stock options awarded to the executive on January 3, 2005, under the 2004 Long-Term Incentive Plan. The stock options vested as to one-quarter of the options on January 3, 2006 and the remaining options vest in equal installments on a quarterly basis through January 3, 2009.

(3) Stock options awarded to the executive on January 2, 2006. 824,000 options were issued under the 2000 Stock Option Plan and 676,000 options were issued under the 2004 Long-Term Incentive Plan. The stock options vest as to one-third of the options on January 2, 2007 and the remaining options vest in equal installments on a quarterly basis through January 2, 2009.

(4) Stock options awarded to the executive on December 31, 2006, under the 2004 Long-Term Incentive Plan. The stock options vest as to one-quarter of the options on December 31, 2007 and the remaining options vest in equal installments on a quarterly basis through December 31, 2010.

(5) Stock options awarded to the executive on February 14, 2006, under the 2006 CFO Incentive Plan. The stock options vest as to 55,556 options on February 14, 2007, and as to 13,889 options every three months after February 14, 2007 until February 14, 2009 when 13,888 vests. The vesting dates of 111,111 options were

accelerated due to the achievement of a milestone as defined in Mr. Renaud's employment agreement. The remaining 222,222 options vest on February 14, 2013, provided, however, that the vesting as to these options may be accelerated as follows: (i) 111,111 options will vest upon the earlier occurrence of the Company achieving a market capitalization on a fully diluted basis of more than $2 billion, or working capital of at least $250 million; and (ii) 111,111 options will vest upon the earlier occurrence of the Company achieving a market capitalization on a fully diluted basis of more than $3 billion, or working capital of at least $350 million.

(6) Stock options awarded to the executive on December 31, 2006, under the 2004 Long-Term Incentive Plan. The stock options vest as to one-quarter of the options on December 31, 2007, and the remaining options vest in equal installments on a quarterly basis through December 31, 2010.

(7) Stock options awarded to the executive on February 5, 2004, under the 2004 President Incentive Plan. The stock options vested as to 55,556 options on February 5, 2005, and as to 13,889 options every three months after February 5, 2005 until February 5, 2007, when 13,888 options vest. The vesting dates of 333,333 options were accelerated due to the achievement of certain financial milestones. The remaining 500,000 stock options vest on February 5, 2011, provided, however, that the vesting as to these shares may be accelerated in three increments of 166,66, 166,667 and 166,666 options upon the earlier achievement of certain performance milestones.

(8) Stock options awarded to the executive on January 3, 2005, under the 2004 Long-Term Incentive Plan. The stock options vested as to one-quarter of the options on January 3, 2006 and the remaining options vest in equal installments on a quarterly basis through January 3, 2009.

(9) Stock options awarded to the executive on January 2, 2006, under the 2004 Long-Term Incentive Plan. The stock options vest as to one-quarter of the options on January 2, 2007 and the remaining options vest in equal installments on a quarterly basis through January 2, 2010.

(10) Stock options awarded to the executive on December 31, 2006, under the 2004 Long-Term Incentive Plan. The stock options vest as to one-quarter of the options on December 31, 2007 and the remaining options vest in equal installments on a quarterly basis through December 31, 2010.

(11) Stock options awarded to the executive on September 18, 2000 under the 2000 Stock Option Plan. The stock options vested as to one-third of the options annually through September 18, 2003.

(12) Stock options awarded to the executive on November 11, 2001 under the 2000 Stock Option Plan. The stock options vested quarterly through November 11, 2004.

(13) Stock options awarded to the executive on September 16, 2002 under the 2000 Stock Option Plan. The stock options vested as to one-half of the options on September 16, 2002 and one-half on September 16, 2003.

(14) Stock options awarded to the executive on May 1, 2003 under the 2000 Stock Option Plan. The stock options vested as to one-quarter of the options on May 1, 2004 and the remaining in equal installments on a quarterly basis through May 1, 2006.

(15) Stock options awarded to the executive on January 2, 2004, under the 2000 Stock Option Plan. The stock options vested as to one-quarter of the options on January 2, 2005 and the remaining options vest in equal installments on a quarterly basis through January 2, 2008.

(16) Stock options awarded to the executive on January 3, 2005, under the 2004 Long-Term Incentive Plan. The stock options vested as to one-quarter on January 3, 2006 and the remaining options vest in equal installments on a quarterly basis through January 3, 2009.

(17) Stock options awarded to the executive on January 2, 2006, under the 2004 Long-Term Incentive Plan. The stock options vest as to one-quarter of the shares on January 2, 2007 and the remaining options vest in equal installments on a quarterly basis through January 2, 2010.

(18) Stock options awarded to Mr. Bentsur on December 31, 2006 for consulting services provided to the Company. The stock options vest as to one-quarter of the shares on December 31, 2007 and the remaining options vest in equal installments on a quarterly basis through December 31, 2010.

(19) Restricted stock awarded to the executive on February 14, 2006, which vest as to 16,666 shares on February 14, 2007, as to 16,667 shares on February 14, 2008 and as to 16,667 shares on February 14, 2009. The remaining 50,000 shares will vest if we undergo a change in control in which the Company is valued at in excess of $1.5 billion.

(20) Reflects the value as calculated using the closing market price of our common stock as of the last trading day in 2006, December 29, 2006 ($13.30).

Option Exercises and Stock Vested in Last Fiscal Year

The following table provides information regarding stock options exercised by our NEO's during 2006. Our NEO's did not have any stock awards that vested in 2006. For a description of the individual amounts indicated below, please see our Compensation Discussion and Analysis beginning on page 16 of this Proxy Statement.

Option Exercises and Stock Vested

Name	Option Awards: Number of Shares Acquired on Exercise (#)	Option Awards: Value Realized on Exercise ($)(1)
Mr. Weiss	450,000	6,338,709
Mr. Renaud	—	—
Dr. Henderson	—	—
Mr. Bentsur	35,000	619,876

(1) Reflects the value as calculated by the difference between the market price of our common stock on the date of exercise, and the exercise price of the stock options.

Potential Payments upon Termination or Change of Control

As described in "Our Executive Officers—Employment Agreements" on page 11, we have entered into employment agreements with our NEO's, which provide benefits to the executive in the event of the termination of his or her employment under certain conditions. The following table summarizes the value of payments and benefits that each of the NEO's would be entitled to receive assuming that a termination of employment occurred on December 31, 2006 under the circumstances shown. The amounts shown in the table excludes the executive's accrued but unpaid obligations. For a description of the individual amounts indicated below, please see our Compensation Discussion and Analysis beginning on page 16 of this Proxy Statement.

Mr. Bentsur terminated his employment with the Company on March 31, 2006. He did not receive any severance payments pursuant to his termination of employment. Dr. Henderson's employment agreement terminated on January 31, 2007; however, the information disclosed here is based on the terms of the agreement in place as of December 31, 2006.

Each executive has agreed in his employment agreement not to disclose confidential information, not to interfere with existing business relationships, not to compete with Keryx, and not to solicit Keryx employees (and customers, in the case of Dr. Henderson), for a period of 12 months following his termination of his employment.

Michael S. Weiss

Type of Payment	Change of Control Event or Reorganization Event ($)	Termination without Cause or Resignation For Good Reason ($)	Termination in Anticipation of or Within 12 Months Following a Change of Control or Reorganization Event ($)	Death or Disability ($)
Cash Severance				
Cash Severance	—	667,500(1)	1,500,000(1)	93,750(2)
Value of Accelerated Stock Options(3)	585,000	585,000	585,000	585,000
Total	585,000	1,252,500	2,085,000	678,750

(1) Mr. Weiss' employment agreement provides that if his employment is terminated by the Company without Cause or by him for good reason (as those terms are defined in the employment agreement), he will receive a

severance payment equal to one year of his base salary, payable in a lump sum. He also will receive a pro rata bonus for the year of termination, payable at the time bonuses are paid to other executives. If such termination occurs in anticipation of a change in control or within 12 months thereafter, he will receive a severance payment equal to two times the sum of his base salary and his target bonus for the year of termination, payable in a lump sum. Mr. Weiss' agreement also provides that the change in control benefits will be modified or reduced to the maximum amount that could be paid without triggering an excise tax under Section 4999 of the Code, if such action would result in a greater after-tax benefit to Mr. Weiss.

(2) Mr. Weiss' employment agreement provides that if his employment is terminated by reason of his death or disability, he or his estate will continue to receive his base salary for three months.

(3) Represents the fair market value of shares underlying outstanding stock options, all of which vest and become exercisable upon a change of control or reorganization event or the termination of his employment by the Company without cause, his resignation for good reason, in anticipation of or within 12 months following a change of control or reorganization event, or by reason of his death or disability, based on $13.30 closing price as of December 29, 2006, the last trading day of the most recently completed fiscal year, less the exercise price of the stock option. Such stock options also will remain exercisable for two years from the date of his termination or the expiration of the original term of the stock options, whichever occurs first.

I. Craig Henderson, M.D.(1)

Type of Payment	Termination without Just Cause or Resignation For Good Reason ($)	Termination in Anticipation of or Within 12 Months Following a Qualified Change of Control ($)	Death or Disability ($)
Cash Severance			
Cash Severance	417,000(2)	717,000(2)	117,000(3)
Value of Accelerated Stock Options(4)	88,750(5)	2,154,375(5)	—
Total	505,750	2,871,375	117,000

(1) Dr. Henderson entered into a new employment agreement with us on April 25, 2007. The new agreement is described on page 12 of this Proxy Statement. The information in this table and accompanying footnotes relate to his employment agreement in place during fiscal year 2006.

(2) Dr. Henderson's employment agreement provides that if his employment is terminated by the Company without just cause or by the executive for good reason (as those terms are defined in the employment agreement), he will receive a severance payment equal to one year of his base salary, payable in a lump sum. If such termination occurs in anticipation of a change in control or within 12 months thereafter, he will receive a severance payment equal to two years of his base salary, payable in a lump sum. He also will receive a pro rata bonus for the year of termination, payable at the time bonuses are paid to other executives.

(3) Reflects Dr. Henderson's earned bonus for 2006 (which would have been unpaid as of 12/31/06).

(4) Represents the fair market value of shares underlying outstanding stock options based on $13.30 closing price as of December 29, 2006, the last trading day of the most recently completed fiscal year, less the exercise price of the stock option.

(5) Pursuant to Dr. Henderson's employment agreement, upon his termination of employment by the Company without just cause or by Dr. Henderson for good reason, he will receive one additional year of vesting of all outstanding stock options. If such termination occurs in anticipation of a change in control or within 12 months thereafter, all of his outstanding stock options will become fully vested. Stock options granted to Dr. Henderson after the effective date of his employment agreement also will remain exercisable for two years from the date of his termination or the expiration of the original term of the stock options, whichever occurs first.

Ronald C. Renaud, Jr.

Type of Payment	Change in Control ($)	Qualified Change in Control ($)	Termination without Just Cause or Resignation For Good Reason ($)	Termination in Anticipation of or Within 12 Months Following a Qualified Change of Control ($)	Death or Disability ($)
Cash Severance					
Cash Severance	—	—	—	657,250(1)	68,750(2)
Value of Accelerated Restricted Stock Grant(3)	665,000(4)	1,330,000(5)	665,000(4)	1,330,000(5)	—
Total	665,000	1,330,000	665,000	1,987,250	68,750

(1) Mr. Renaud's employment agreement provides that if his employment is terminated in anticipation of a qualified change in control or within 12 months thereafter, he will receive a severance payment equal to two years of his base salary, payable in a lump sum. He also will receive a pro rata bonus for the year of termination, payable at the time bonuses are paid to other executives.

(2) Mr. Renaud's employment agreement provides that if his employment is terminated by reason of his death or disability, he or his estate will continue to receive his base salary for three months.

(3) Represents the fair market value of shares of restricted stock, based on $13.30 closing price as of December 29, 2006, the last trading day of the most recently completed fiscal year.

(4) Pursuant to the terms of Mr. Renaud's employment agreement, 50,000 unvested shares of restricted stock granted to him in connection with his employment agreement will vest upon the occurrence of a change in control, or termination without just cause or resignation for good reason.

(5) Pursuant to the terms of Mr. Renaud's employment agreement, all unvested shares of restricted stock granted to him in connection with his employment agreement will become fully vested upon a qualified change in control or his termination by the Company without cause or his resignation for good reason in anticipation of or within 12 months of a qualified change of control.

Compensation of Directors

The following table sets forth the cash and other compensation paid by the Company to the members of the Board of Directors for all services in all capacities during 2006.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(9)	Total ($)
Wyche Fowler	20,417(1)	29,543	49,960
Malcolm Hoenlein	42,500(2)	140,959	183,459
Jack Kaye	40,000(3)	28,229	68,229
Lawrence Jay Kessel, M.D	9,375(4)	428,687	438,062
Eric Rose	39,167(5)	280,555	319,722
Lindsay A. Rosenwald, M.D	41,875(6)	63,600	105,475
Peter Salomon, M.D.	9,375(7)	424,871	434,246
Jonathan Spicehandler, M.D.	28,333(8)	186,215	214,548

(1) In November 2006, Senator Wyche Fowler, Jr. was appointed to the Board of Directors by unanimous vote of the directors. Represents the retainer paid in 2006 for Board of Directors services for the period from November 2006 to May 2007.

(2) Includes $8,333 retainer paid in 2006 for services for the period from January 2006 to May 2006, and $34,167 retainer paid in 2006 for services for the period from June 2006 to May 2007.

(3) In September 2006, Jack Kaye was appointed to the Board of Directors by unanimous vote of the directors. Represents the retainer paid in 2007 for Board services for the period from October 2006 to May 2007.

(4) Includes $9,375 retainer paid in 2006 for services for the period from January 2006 to May 2006. Dr. Kessel was not nominated for re-election in June 2006.

(5) Includes $8,333 retainer paid in 2006 for Board for the period from January 2006 to May 2006, and $30,834 retainer paid in 2006 for Board for the period from June 2006 to May 2007.

(6) Includes $9,375 retainer paid in 2006 for Board services for the period from January 2006 to May 2006, and $32,500 retainer paid in 2006 for services for the period from October 2006 to May 2007. In November 2006, Dr. Lindsay A. Rosenwald resigned as a member of the Board of Directors. Although Dr. Rosenwald did not provide services to the Board of Directors after his resignation in November 2006, he was not required to forfeit any portion of the retainer paid for October 2006 through May 2007.

(7) Includes $9,375 retainer paid in 2006 for services for the period from January 2006 to May 2006. Dr. Salomon was not nominated for re-election in June 2006.

(8) Includes $8,333 retainer paid in 2006 for services for the period from January 2006 to May 2006, and $20,000 retainer paid in 2006 for services for the period from June 2006 to May 2007. Jonathan Spicehandler, M.D. passed away in July 2006. Dr. Spicehandler's estate was not required to forfeit any portion of the retainer after his death.

(9) Represents the amount recognized by the Company in 2006 for financial accounting purposes relating to option awards, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. The fair values of these awards and the amounts expensed in 2006 were determined in accordance with FAS 123R. The assumptions used in determining these amounts are set forth in the Note 7 to our consolidated financial statements, which are included in our Annual Report on Form 10-K for fiscal year 2006, filed with the SEC.

The following table shows the number of stock options granted to each director during 2006, and the grant date fair value for each award (determined in accordance with FAS 123R).

Name	Grant Date	Stock Options (#)	Full Grant Date Fair Value of Award ($)
Mr. Fowler	11/07/06	50,000	354,515
Mr. Hoenlein	06/09/06	10,000	43,422
Mr. Kaye	09/19/06	50,000	338,745
Dr. Kessel *	—	—	—
Dr. Rose	06/09/06	10,000	43,422
Dr. Rosenwald	06/09/06	10,000	43,422
Dr. Salomon *	—	—	—
Dr. Spicehandler	01/04/06	50,000	465,535
	06/09/06	10,000	43,422

The following table shows the aggregate numbers of stock options held by each director as of December 31, 2006:

Name	Stock Options (#)
Mr. Fowler	50,000
Mr. Hoenlein	100,000
Mr. Kaye	50,000
Dr. Kessel*	45,000
Dr. Rose	115,000
Dr. Rosenwald	50,000
Dr. Salomon*	49,400
Dr. Spicehandler	60,000

* Dr. Kessel and Dr. Salomon did not receive stock options in 2006 because they were not nominated for re-election in June 2006.

Director Compensation Program

As discussed in the Compensation Discussion and Analysis, in the fourth quarter of 2005, the Company engaged Towers Perrin to do a comparative analysis of our Board members' compensation versus the 2005 peer group. Tower Perrin found that our Board members at the time were some of the lowest paid in terms of cash compensation but some of the highest paid in terms of equity compensation. In an effort to provide a better balance between cash and equity compensation, we agreed to increase cash compensation and reduce equity compensation. Following the changes, the Board of Directors were still weighted toward equity compensation, consistent with our overall compensation philosophy. The changes were implemented effective January 1, 2006.

Cash Compensation. Our non-employee directors receive the following cash compensation:

From January 1, 2006 to September 18, 2006:

- $20,000 annual retainer; and
- $2,500 additional annual retainer for each member of the Audit Committee.

In September 2006, we determined to increase cash compensation for our Board members, particularly for the role of Chairman of the Audit Committee. We felt that it was important to bring in a person who had significant knowledge of accounting rules and Sarbanes-Oxley issues to chair the Audit Committee and believed that the time commitment to that position would be substantial. We also felt that other members of the Board and the Audit Committee would have increased roles and time and commitment and increased their annual cash compensation as well.

After September 19, 2006:

- $30,000 annual retainer;
- $5,000 additional annual retainer for each committee assignment; and
- $25,000 additional annual retainer for Chairman of the Audit Committee.

Each non-employee director receives reimbursement for reasonable travel expenses incurred in attending meetings of our Board of Directors and meetings of committees of our Board of Directors.

Equity Compensation. Our non-employee directors receive the following equity compensation under the Directors' Equity Compensation Plan, which is a subplan of our 2004 Long-Term Incentive Plan.

- Initial Option Grant. Non-employee directors receive options to purchase 50,000 shares of our common stock upon initial election or appointment to the Board of Directors. Options are granted on the date that he or she first becomes a non-employee director. Prior to September 19, 2006, the options vested as to one-quarter of the shares on the first anniversary of the date of grant, and the remaining options vested quarterly thereafter. After September 19, 2006, the initial options will vest in equal annual instalments over three years, beginning on first anniversary of the date of grant.
- Re-election Option Grant. Non-employee directors receive options to purchase 10,000 shares of our common stock upon each re-election to the Board of Directors. The options vest as to 5,000 shares on the date of grant and as to 5,000 shares on the first anniversary of the date of grant. Re-election options are granted on the business day following the adjournment of the annual meeting of stockholders.
- Three-Year Anniversary Option Grant. Non-employee directors receive options to purchase 30,000 shares of our common stock upon completion of three years of service on the Board of Directors. The options vest as to one-third of the shares each year beginning on the first anniversary of the date of the grant. Three-year anniversary options are granted on the business day following the adjournment of the next annual meeting of stockholders, if such non-employee director still serves on such date.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board oversees the compensation program of Keryx Biopharmaceuticals, Inc. on behalf of the Board of Directors. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement beginning on page 16.

In reliance on the review and discussion referred to above, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and its Proxy Statement on Schedule 14A to be filed in connection with Annual Meeting, each of which will be filed with the SEC.

This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or the Exchange Act and shall not otherwise be deemed filed under such acts.

By the Compensation Committee of the
Board of Directors

Malcolm Hoenlein, Chairperson
Wyche Fowler, Jr.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The current members of our Compensation Committee are Wyche Fowler, Jr. and Malcolm Hoenlein. No member of our Compensation Committee during fiscal year 2006 or as of the date of this Proxy Statement, is or has been an officer or employee of Keryx or any of our subsidiaries, nor has any member of our Compensation Committee had any relationship with Keryx requiring further disclosure.

During the last fiscal year, none of our executive officers served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, whose executive officers either served as a member of our Compensation Committee or our Board of Directors.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10% of the shares of our common stock to file an initial report of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. Such officers, directors and 10% stockholders are also required by SEC rules to furnish us with copies of any Forms 3, 4 or 5 that they file. The SEC rules require us to disclose late filings of initial reports of stock ownership and changes in stock ownership by our directors, executive officers and 10% stockholders. Based solely on a review of copies of the Forms 3, 4 and 5 furnished to us by reporting persons and any written representations furnished by certain reporting persons, we believe that during the fiscal year ended December 31, 2006, all Section 16(a) filing requirements applicable to our directors, executive officers and 10% stockholders were completed in a timely manner, except that Mr. Renaud filed a Form 3 late with respect to two transactions in 2006.

RELATED-PERSON TRANSACTIONS

Policy

Our Board of Directors has determined that the Audit Committee is best suited to review and approve transactions with related persons, and they do so under the terms of our Related Person Transactions Policy, a copy of which is attached to this Proxy Statement as Annex C. According to our Related Person Transactions Policy, prior to entering into a transaction with a related person, (a) the director, executive officer, nominee or significant holder who has a material interest (or whose immediate family member has a material interest) in the transaction or (b) the business unit or function/department leader responsible for the potential transaction with a related person shall provide notice to the General Counsel of the Company of the material facts and circumstances of the potential transaction with a related person and such information concerning the transaction as the General Counsel may reasonably request. If the General Counsel determines that the proposed transaction is a related person transaction, the proposed related person transaction shall be submitted to the Audit Committee for consideration at the next Audit Committee meeting or, in those instances in which the General Counsel determines that it is not practicable or desirable for the Company to wait until the next Audit Committee meeting, to the Chairperson of the Audit Committee (who will possess delegated authority to act between Audit Committee meetings).

The Audit Committee, or when submitted to the Chairperson, the Chairperson, will consider all of the relevant facts and circumstances available to the Audit Committee or the Chairperson, including (if applicable) but not limited to: (a) the benefits to the Company; (b) the availability of other sources for comparable products or services; (c) the terms of the transaction; and (d) the terms available to unrelated third parties or to employees generally. No member of the Audit Committee shall participate in any review, consideration or approval of any related person transaction if such member, or any of his or her immediate family members, is the related person. The Audit Committee or Chairperson, as applicable, will convey the approval or disapproval of the transaction to the General Counsel, who will convey the decision to the appropriate persons within the Company. The Chairperson of the Audit Committee shall report to the Audit Committee at the next Audit Committee meeting any approval under this policy pursuant to delegated authority.

In the event the General Counsel becomes aware of a related person transaction that has not been previously approved or previously ratified under this policy, and such transaction is pending or ongoing, it will be submitted to the Audit Committee or Chairperson, as applicable, promptly, and the Audit Committee or Chairperson will consider all of the relevant facts and circumstances available to the Audit Committee or the Chairperson as provided above. Based on the conclusions reached, the Audit Committee or Chairperson, as applicable, will evaluate all options, including but not limited to, ratification, amendment or termination of the related person transaction.

Related Person Transactions.

During 2006, we paid I. Craig Henderson, M.D., our President, $53,100 for the use of space in a building he owns in San Francisco, California by Keryx employees as an office and as a temporary residence for such employees while they worked in California. We also paid Dr. Henderson $42,000 for the use of his residence in New York, New York by our employees as a temporary residence while they worked in our New York office.

For the fiscal year ended December 31, 2006, and during the three months ended March 31, 2007, XTL Biopharmaceuticals, Inc. leased approximately 300 square feet of office space from us subject to a rent sharing agreement for $15,000 and $4,500, respectively. Our Chairman and Chief Executive Officer serves as the Chairman of XTL Biopharmaceuticals, Inc. In addition, Ronald Bentsur, our former Vice President Investor Relations and the current Chief Executive Officer of XTL Biopharmaceuticals, Inc., provides consulting services to us. Mr. Bentsur is compensated solely through the grant of stock options and continued vesting of stock options.

STOCK OWNERSHIP OF OUR DIRECTORS, EXECUTIVE OFFICERS, AND 5% BENEFICIAL OWNERS

The following table shows information, as of April 23, 2007, concerning the beneficial ownership of our common stock by:

- each person we know to be the beneficial owner of more than 5% of our common stock;
- each of our current directors;
- each of our NEO's shown in our Summary Compensation Table; and
- all current directors and NEO's as a group.

As of April 23, 2007, there were 43,518,008 shares of our common stock outstanding. In order to calculate a stockholder's percentage of beneficial ownership, we include in the calculation those shares underlying options or warrants beneficially owned by that stockholder that are vested or that will vest within 60 days of April 23, 2007, and shares of restricted stock that will vest within 60 days of April 23, 2007. Options or warrants held by other stockholders that are not attributed to the named beneficial owner are disregarded in this calculation. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares of our common stock. Unless we have indicated otherwise, each person named in the table below has sole voting power and investment power for the shares listed opposite such person's name, except to the extent authority is shared by spouses under community property laws.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Shares Outstanding
College Retirement Equities Fund(2)	4,391,641	10.1%
Franklin Resources, Inc.(3)	3,628,260	8.3%
Chilton Investment Company, LLC(4)	2,266,248	5.2%
Ron Bentsur(5)	283,192	—*
Kevin J. Cameron	—	—
Wyche Fowler, Jr.	—	—
I. Craig Henderson, M.D(6)	554,688	1.3%
Malcolm Hoenlein(7)	100,000	—*
Jack Kaye	—	—
Ronald C. Renaud, Jr.(8)	191,249	—*
Eric Rose, M.D.(9)	83,750	—*
Michael S. Weiss(10)	4,713,635	9.8%
All current directors and named executive officers as a group(11)	5,926,513	12.0%

* Less than 1% of outstanding common stock

(1) The address of each of the directors and officers listed is c/o Keryx Biopharmaceuticals, Inc., 750 Lexington Avenue, New York, New York 10022.

(2) The address of College Retirement Equities Fund is 730 Third Avenue, New York, New York 10017. TIAA-CREF Investment Management, LLC ("Investment Management") acts as an investment adviser to the College Retirement Equities Fund ("CREF"), a registered investment company, and may be deemed to be beneficial owner of 4,016,572 shares of Company's common stock owned by CREF. Teachers Advisors, Inc. ("Advisors") is the investment adviser to a registered investment company, TIAA-CREF Institutional Mutual Funds (Institutional Funds"), and may be deemed to be beneficial owner of 375,069 shares of Company's common stock owned by Institutional Funds. Each of Investment Management and Advisors expressly disclaims beneficial ownership of the other's securities holdings and each disclaims that it is a member of a "group" with the other. This information is based on a Schedule 13G filed on January 10, 2007.

(3) The address of Franklin Resources, Inc. is One Franklin Parkway, San Mateo, California 94403. Franklin Resources, Inc. beneficially owns 3,628,260 shares of Keryx common stock by virtue of serving as investment manager to one or more open or closed end investment companies or managed accounts. As owners of at least 10% of the stock of Franklin Resources, Inc., Charles B. Johnson and Rupert H. Johnson, Jr. are also each

deemed to own 3,628,260 shares of Keryx common stock. This information is based on the Schedule 13G filed on February 5, 2007.

(4) The address of Chilton Investment Company, LLC is 1266 East Main Street, 7th Floor, Stamford, CT 06902. This information is based on a Schedule 13G filed on February 14, 2007.

(5) Includes 283,192 shares of our common stock issuable upon the exercise of options. As of February 14, 2006, Mr. Bentsur no longer served as an executive officer of Keryx Biopharmaceuticals, Inc.

(6) Includes 554,688 shares of our common stock issuable upon the exercise of options.

(7) Includes 100,000 shares of our common stock issuable upon the exercise of options.

(8) Includes 180,556 shares of our common stock issuable upon the exercise of options.

(9) Includes 83,750 shares of our common stock issuable upon the exercise of options.

(10) Includes 4,506,250 shares of our common stock issuable upon the exercise of options. Also includes 192,385 shares of our common stock currently held by Dr. Rosenwald, a former director, all of which Mr. Weiss has the irrevocable right to purchase from Dr. Rosenwald upon the exercise of an option granted to Mr. Weiss by Dr. Rosenwald.

(11) Includes 5,900,820 shares of our common stock issuable upon the exercise of options.

PROPOSAL ONE

ELECTION OF DIRECTORS; NOMINEES

Our Amended and Restated Bylaws provide that the Board of Directors shall consist of one or more members, as determined from time to time by resolution of the Board of Directors. Currently, our Board of Directors consists of seven members. All of our current directors have been nominated for re-election at the Annual Meeting by a majority of our independent directors. The nominated directors are: Kevin J. Cameron, Wyche Fowler, Jr., I. Craig Henderson, Malcolm Hoenlein, Jack Kaye, Eric Rose, and Michael S. Weiss. For information about each of the nominees and our Board of Directors generally, please see "Corporate Governance—Our Board of Directors" beginning on page four. If elected, the nominees will hold office until the next annual meeting and until a respective successor is elected and has been qualified, or until such director resigns or is removed from office. Management expects that each of the nominees will be available for re-election, but if any of them is unable to serve at the time the election occurs, your proxy will be voted for the election of another nominee to be designated by a majority of the independent directors serving on our Board of Directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF ALL OF THE NOMINEES FOR DIRECTORS. IF A CHOICE IS SPECIFIED ON THE PROXY BY THE STOCKHOLDER, THE SHARES WILL BE VOTED AS SPECIFIED. IF NO SPECIFICATION IS MADE, THE SHARES WILL BE VOTED "FOR" ALL OF THE NOMINEES. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A PLURALITY OF THE SHARES OF COMMON STOCK REPRESENTED AND ENTITLED TO VOTE AT THE ANNUAL MEETING AT WHICH A QUORUM IS PRESENT IS REQUIRED FOR THE ELECTION OF THE NOMINEES.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors appointed KPMG LLP as our independent registered public accounting firm to audit Keryx's consolidated financial statements for the year ending December 31, 2007, at its March 7, 2007 meeting. KPMG LLP has acted as our independent registered public accounting firm since 1996. The Audit Committee has directed the Board of Directors to submit its selection of KPMG LLP as our independent registered public accounting firm to the stockholders for ratification at our Annual Meeting. Stockholder ratification of our independent registered public accounting firm is not required by our Amended and Restated Bylaws or otherwise. If KPMG LLP is not ratified as our independent registered public accounting firm by a majority of the shares present or represented by proxy, the Audit Committee will review its future selection of independent registered public accounting firm. KPMG LLP will still serve as our independent registered public accounting firm for the year ending December 31, 2007, if it is not ratified by our stockholders. A representative of KPMG LLP will be present at the Annual Meeting, and will have an opportunity to make a statement if he or she wishes to do so, and will be available to respond to questions of the stockholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS KERYX'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2007. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED UNLESS THE STOCKHOLDER SPECIFIES OTHERWISE. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE SHARES OF COMMON STOCK REPRESENTED AND ENTITLED TO VOTE AT THE ANNUAL MEETING AT WHICH A QUORUM IS PRESENT IS REQUIRED FOR RATIFICATION OF THE APPOINTMENT OF KPMG LLP

PROPOSAL THREE

APPROVAL OF AMENDMENT OF CERTIFICATE OF INCORPORATION TO INCREASE AUTHORIZED COMMON STOCK

Our amended and restated certificate of incorporation currently contains an authorization of 60,000,000 shares of common stock. The Board of Directors recommends stockholder approval of an amendment to our amended and restated certificate of incorporation increasing the shares of authorized common stock to 95,000,000 shares.

Article IV of our amended and restated certificate of incorporation, as amended to date, establishes the aggregate number of shares which the Company is authorized to issue as 65,000,000, of which 60,000,000 are designated as common stock and 5,000,000 are designated as preferred stock. If Proposal Three is approved by our stockholders, Article IV would be amended to increase the aggregate number of shares which we are authorized to issue by 35,000,000 shares (from 65,000,000 to 100,000,000), all of which increase would be designated as common stock, resulting in a total of 95,000,000 authorized shares of common stock. The number of authorized shares of preferred stock would remain unchanged at 5,000,000 shares.

Purposes and Effects of the Amendment

The additional common stock for which authorization is sought would be a part of the existing class of common stock and, if and when issued, would have the same rights and privileges as the common stock presently issued and outstanding.

Except for shares reserved or to be reserved for the issuance of shares of common stock underlying certain options to purchase shares of our common stock, we have no agreements or understandings concerning the issuance of any additional common stock. However, our Board of Directors believes that the increased authorization of common stock is advisable at this time both in order to avoid the adverse consequences to us of the failure to adopt this Proposal Three and so that shares will be available for issuance in the future on a timely basis if such need arises in connection with financings, acquisitions or other corporate purposes. This will enable us to take advantage of market conditions, the availability of favorable financing, and opportunities for acquisitions, without the delay and expense associated with convening a special stockholders' meeting.

Unless required under Delaware law or our amended and restated certificate of incorporation or the rules of the National Association of Securities Dealers, Inc., our Board of Directors will be able to provide for the issuance of the additional shares of common stock without further action by our stockholders and no further authorization by the stockholders will be sought prior to such issuance.

Although not designed or intended for such purposes, the effect of the proposed increase in the authorized common stock might be to render more difficult or to discourage a merger, tender offer, proxy contest or change in control of us and the removal of management, which stockholders might otherwise deem favorable. The authority of our Board of Directors to issue common stock might be used to create voting impediments or to frustrate an attempt by another person or entity to effect a takeover or otherwise gain control of us because the issuance of additional common stock would dilute the voting power of the common stock and preferred stock then outstanding. Our common stock could also be issued to purchasers who would support our Board of Directors in opposing a takeover bid which our Board determines not to be in our best interests and those of our stockholders.

In addition to the proposed amendment, our amended and restated certificate of incorporation and bylaws currently contain provisions approved by our stockholders that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, or control us. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Our amended and restated certificate of incorporation allows us to issue preferred stock with rights senior to those of the common stock without any further vote or action by the stockholders and our amended and restated bylaws eliminate the right of stockholders to call a special meeting of stockholders, which could make it more difficult for stockholders to effect certain corporate actions. These provisions could also have the effect of delaying or preventing a change in control. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock or could adversely affect the rights and powers, including voting rights, of such holders. In certain circumstances, such issuance could have the effect of decreasing the market price of our common stock

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT OF CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED COMMON STOCK. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED UNLESS THE STOCKHOLDER SPECIFIED OTHERWISE. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE SHARES OF COMMON STOCK REPRESENTED AND ENTITLED TO VOTE AT THE ANNUAL MEETING AT WHICH A QUORUM IS PRESENT IS REQUIRED FOR APPROVAL AND RATIFICATION.

PROPOSAL FOUR

APPROVAL OF THE 2007 INCENTIVE PLAN

On April 25, 2007, the Board of Directors adopted, subject to stockholder approval at the Annual Meeting, the Keryx Biopharmaceuticals, Inc. 2007 Incentive Plan (the "2007 Plan"). The 2007 Plan will become effective as of the date it is approved by the stockholders.

We currently maintain the Keryx Biopharmaceuticals, Inc. 2004 Long-Term Incentive Plan (the "2004 Plan"). As of March 31, 2007, there were approximately 177,000 shares of our common stock reserved and available for future awards under the 2004 Plan. The 2004 Plan as currently in effect will remain in effect if the Company's stockholders do not approve the 2007 Plan.

A summary of the 2007 Plan is set forth below. This summary is qualified in its entirety by the full text of the 2007 Plan, which is attached to this Proxy Statement as Annex D.

Summary of the 2007 Plan

Purpose

The purpose of the 2007 Plan is to promote the Company's success by linking the personal interests of the Company's employees, officers, directors and consultants to those of the Company's stockholders, and by providing participants with an incentive for outstanding performance. The 2007 Plan is also intended to enhance the Company's ability to motivate, attract, and retain the services of employees, officers, directors and consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

Administration

The 2007 Plan will be administered by the Compensation Committee of the Board of Directors. The Compensation Committee will have the authority to designate participants; determine the type or types of awards to be granted to each participant and the number, terms and conditions thereof; establish, adopt or revise any rules and regulations as it may deem advisable to administer the 2007 Plan; and make all other decisions and determinations that may be required under the 2007 Plan.

Eligibility

The 2007 Plan permits the grant of incentive awards to employees, officers, directors and consultants of the Company and its affiliates as selected by the Compensation Committee. Currently, the number of eligible participants is approximately 50.

Permissible Awards

The 2007 Plan authorizes the granting of awards in any of the following forms:

- options to purchase shares of the Company's common stock, which may be designated under the Code as nonstatutory stock options (which may be granted to all participants) or incentive stock options (which may be granted to officers and employees but not to non-employee directors or consultants);
- stock appreciation rights (SARs), which give the holder the right to receive the difference (payable in cash or stock, as specified in the award agreement) between the fair market value per share of the common stock on the date of exercise over the base price of the award (which cannot be less than the fair market value of the underlying stock as of the grant date);
- restricted stock, which is subject to restrictions on transferability and subject to forfeiture on terms set by the Compensation Committee;
- restricted or deferred stock units, which represent the right to receive shares of common stock (or an equivalent value in cash or other property, as specified in the award agreement) in the future, based upon the attainment of stated vesting or performance criteria in the case of restricted stock units;

- performance awards, which are awards payable in cash or stock upon the attainment of specified performance goals;
- dividend equivalents, which entitle the holder of an award to cash payments (or an equivalent value payable in stock or other property) equal to any dividends paid on the shares of stock underlying the award;
- other stock-based awards in the discretion of the Compensation Committee, including unrestricted stock grants; and
- cash-based awards.

Shares Available for Awards

Subject to adjustment as provided in the 2007 Plan, the aggregate number of shares of common stock reserved and available for issuance pursuant to awards granted under the 2007 Plan is 6,000,000.

Limitations on Individual Awards

The maximum aggregate number of shares of common stock subject to stock-based awards that may be granted under the 2007 Plan in any 12-month period to any one participant is as follows:

Type of Award	Shares
Options	6,000,000
Stock Appreciation Rights	6,000,000
Restricted Stock or Stock Units	6,000,000
Other Stock-Based Awards	6,000,000

The maximum aggregate amount awarded or credited with respect to cash-based awards under the 2007 Plan to any one participant in any 12-month period is $10,000,000.

Annual "Burn Rate"

The number of shares of common stock per year with respect to awards granted under the 2007 Plan, as calculated as an average over any given three-year period that the 2007 Plan is in effect, may not exceed 5% of the shares of common stock outstanding as of the last day of such three-year period.

Performance Goals

All options and SARs granted under the 2007 Plan are designed to be exempt from the $1,000,000 deduction limit imposed by Code Section 162(m). The Compensation Committee may designate any other award granted under the 2007 Plan as a qualified performance-based award in order to make the award fully deductible without regard to the $1,000,000 deduction limit imposed by Code Section 162(m). If an award is so designated, the Compensation Committee must establish objectively determinable performance goals for the award based on one or more of the following business criteria, which may be expressed in terms of Company-wide objectives or in terms of objectives that relate to the performance of an affiliate or a division, region, department or function within the Company or an affiliate:

- revenue;
- sales;
- profit (net profit, gross profit, operating profit, economic profit, profit margins or other corporate profit measures);
- earnings (EBIT, EBITDA, earnings per share, or other corporate earnings measures);
- net income (before or after taxes, operating income or other income measures);
- cash (cash flow, cash generation, working capital, or other cash measures);
- stock price or performance;
- total stockholder return (stock price appreciation plus reinvested dividends);

- return on equity;
- return on assets;
- return on investment;
- market share;
- improvements in capital structure;
- expenses (expense management, expense ratio, expense efficiency ratios or other expense measures);
- business expansion or consolidation (acquisitions, divestitures, in-licensing, or product acquisitions);
- market capitalization;
- clinical and regulatory milestones;
- corporate financing activities;
- supply, production, and manufacturing milestones; and
- corporate partnerships or strategic alliances.

The Compensation Committee must establish such goals within 90 days after the beginning of the period for which such performance goal relates (or such later date as may be permitted under applicable tax regulations) and the Compensation Committee may for any reason reduce (but not increase) any award, notwithstanding the achievement of a specified goal. The Compensation Committee may provide, at the time the performance goals are established, that any evaluation of performance will exclude or otherwise objectively adjust for any of the following events that occurs during a performance period: (a) asset write-downs or impairment charges; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results; (d) accruals for reorganization and restructuring programs; (e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30; (f) extraordinary nonrecurring items as described in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders for the applicable year; (g) acquisitions or divestitures; and (h) foreign exchange gains and losses.

Limitations on Transfer; Beneficiaries

A participant may not assign or transfer an award other than by will or the laws of descent and distribution or (except in the case of an incentive stock option) pursuant to a qualified domestic relations order; *provided, however*, that the Compensation Committee may permit other transfers (other than transfers for value) where it concludes that such transferability does not result in accelerated taxation, does not cause any option intended to be an incentive stock option to fail to qualify as such, and is otherwise appropriate and desirable, taking into account any factors deemed relevant, including without limitation, any state or federal tax or securities laws or regulations applicable to transferable awards. A participant may, in the manner determined by the Compensation Committee, designate a beneficiary to exercise the rights of the participant and to receive any distribution with respect to any award upon the participant's death.

Treatment of Awards upon a Change in Control

Unless otherwise provided in an award certificate or any special plan document governing an award:

(A) upon the occurrence of a change in control of the Company (as defined in the 2007 Plan) in which awards are not assumed by the surviving entity or otherwise equitably converted or substituted in connection with the change in control in a manner approved by the Committee or the Board:

- all outstanding options and SARs will become fully vested and exercisable;
- all time-based vesting restrictions on outstanding awards will lapse; and
- the target payout opportunities attainable under all outstanding performance-based awards will vest based on target or actual performance (depending on the time during the performance period in which

the change in control occurs) and the awards will payout on a prorata basis, based on the time elapsed prior to the change in control, and

(B) with respect to awards assumed by the surviving entity or otherwise equitably converted or substituted in connection with a change in control, if within two years after the effective date of the change in control, a participant's employment is terminated without Cause or the participant resigns for Good Reason (as such terms are defined), then:

- all of that participant's outstanding options and SARs will become fully vested and exercisable;
- all time-based vesting restrictions on that participant's outstanding awards will lapse; and
- the target payout opportunities attainable under all of that participant's outstanding performance-based awards will vest based on target or actual performance (depending on the time during the performance period in which the date of termination occurs) and the awards will payout on a prorata basis, based on the time elapsed prior to the date of termination.

Discretionary Acceleration

Regardless of whether a change in control has occurred, the Compensation Committee may in its sole discretion at any time determine that all or a portion of a participant's awards will become fully vested. The Compensation Committee may discriminate among participants or among awards in exercising such discretion.

Adjustments

In the event of a transaction between the Company and its stockholders that causes the per-share value of the common stock to change (including, without limitation, any stock dividend, stock split, spin-off, rights offering, or large nonrecurring cash dividend), the share authorization limits under the 2007 Plan will be adjusted proportionately, and the Compensation Committee must make such adjustments to the 2007 Plan and awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction. In the event of a stock split, a stock dividend, or a combination or consolidation of the outstanding common stock into a lesser number of shares, the authorization limits under the 2007 Plan will automatically be adjusted proportionately, and the shares then subject to each award will automatically be adjusted proportionately without any change in the aggregate purchase price.

Termination and Amendment

The Board of Directors or the Compensation Committee may, at any time and from time to time, terminate or amend the 2007 Plan, but if an amendment would constitute a material amendment requiring stockholder approval under applicable listing requirements, laws, policies or regulations, then such amendment will be subject to stockholder approval. In addition, the Board of Directors or the Compensation Committee may condition any amendment on the approval the stockholders for any other reason. No termination or amendment of the 2007 Plan may, without the written consent of the participant, reduce or diminish the value of an outstanding award.

The Compensation Committee may amend or terminate outstanding awards. However, such amendments may require the consent of the participant and, unless approved by the stockholders, the exercise price of an outstanding option may not be reduced, directly or indirectly, and the original term of an option may not be extended.

Prohibition on Repricing

As indicated above under "Termination and Amendment," outstanding stock options cannot be repriced, directly or indirectly, without stockholder approval. The exchange of an "underwater" option (i.e., an option having an exercise price in excess of the current market value of the underling stock) for another award would be considered an indirect repricing and would, therefore, require stockholder approval.

Certain U.S. Federal Income Tax Effects

The U.S. federal income tax discussion set forth below is intended for general information only and does not purport to be a complete analysis of all of the potential tax effects of the 2007 Plan. It is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. State and local income tax consequences are not discussed, and may vary from locality to locality.

Nonstatutory Stock Options

There will be no federal income tax consequences to the optionee or to the Company upon the grant of a nonstatutory stock option under the 2007 Plan. When the optionee exercises a nonstatutory option, however, he or she will recognize ordinary income in an amount equal to the excess of the fair market value of the stock received upon exercise of the option at the time of exercise over the exercise price, and the Company will be allowed a corresponding federal income tax deduction. Any gain that the optionee realizes when he or she later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the shares were held.

Incentive Stock Options

There will be no federal income tax consequences to the optionee or to the Company upon the grant of an incentive stock option. If the optionee holds the option shares for the required holding period of at least two years after the date the option was granted and one year after exercise, the difference between the exercise price and the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and the Company will not be entitled to a federal income tax deduction. If the optionee disposes of the option shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, he or she will recognize taxable ordinary income in an amount equal to the excess of the fair market value of the option shares at the time of exercise over the exercise price, and the Company will be allowed a federal income tax deduction equal to such amount. While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price will be an item of adjustment for purposes of determining the optionee's alternative minimum taxable income.

SARs

A participant receiving a SAR under the 2007 Plan will not recognize income, and the Company will not be allowed a tax deduction, at the time the award is granted. When the participant exercises the SAR, the amount of cash and the fair market value of any shares of stock received will be ordinary income to the participant and the Company will be allowed as a corresponding federal income tax deduction at that time.

Restricted Stock

Unless a participant makes an election to accelerate recognition of the income to the date of grant as described below, a participant will not recognize income, and the Company will not be allowed a tax deduction, at the time a restricted stock award is granted, provided that the award is nontransferable and is subject to a substantial risk of forfeiture. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the stock as of that date (less any amount he or she paid for the stock), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code Section 162(m). If the participant files an election under Code Section 83(b) within 30 days after the date of grant of the restricted stock, he or she will recognize ordinary income as of the date of grant equal to the fair market value of the stock as of that date (less any amount paid for the stock), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code Section 162(m). Any future appreciation in the stock will be taxable to the participant at capital gains rates. However, if the stock is later forfeited, the participant will not be able to recover the tax previously paid pursuant to the Code Section 83(b) election.

Restricted or Deferred Stock Units

A participant will not recognize income, and the Company will not be allowed a tax deduction, at the time a stock unit award is granted. Upon receipt of shares of stock (or the equivalent value in cash or other property) in settlement of a stock unit award, a participant will recognize ordinary income equal to the fair market value of the stock or other property as of that date (less any amount he or she paid for the stock or property), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code Section 162(m).

Performance-Based Cash Awards

A participant will not recognize income, and the Company will not be allowed a tax deduction, at the time a performance-based cash award is granted (for example, when the performance goals are established). Upon receipt of cash in settlement of the award, a participant will recognize ordinary income equal to the cash received, and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code Section 162(m).

Code Section 409A

The 2007 Plan permits the grant of various types of incentive awards, which may or may not be exempt from Code Section 409A. If an award is subject to Section 409A, and if the requirements of Section 409A are not met, the taxable events as described above could apply earlier than described, and could result in the imposition of additional taxes and penalties. Restricted stock awards, and stock options and SARs that comply with the terms of the 2007 Plan are designed to be exempt from the application of Code Section 409A. Restricted and deferred stock units granted under the 2007 Plan may be subject to Section 409A unless they are designed to satisfy the short-term deferral exemption from such law. If not exempt, such awards must be specially designed to meet the requirements of Section 409A in order to avoid early taxation and penalties.

Tax Withholding.

The Company has the right to deduct or withhold, or require a participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes (including employment taxes) required by law to be withheld with respect to any exercise, lapse of restriction or other taxable event arising as a result of the 2007 Plan.

Benefits to Named Executive Officers and Others

Purusant to Dr. Henderson's new employment agreement, he will receive 100,000 shares of restricted stock upon the stockholders approval of the 2007 Plan. As of April 20, 2007, no other awards had been granted under the 2007 Plan. Awards will be made at the discretion of the Compensation Committee. Therefore, it is not presently possible to determine the benefits or amounts that will be received by such persons or groups pursuant to the 2007 Plan in the future.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE 2007 PLAN. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED UNLESS THE STOCKHOLDER SPECIFIED OTHERWISE. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE SHARES OF COMON STOCK REPRESENTED AND ENTITLED TO VOTE AT THE ANNUAL MEETING AT WHICH A QUORUM IS PRESENT IS REQUIRED FOR APPROVAL AND RATIFICATION.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2006, regarding the securities authorized for issuance under our equity compensation plans, consisting of the 1999 Stock Option Plan, as amended, the 2000 Stock Option Plan, as amended, the Non-Plan, the 2002 CEO Incentive Stock Option Plan, the 2004 President Incentive Plan, the 2004 Long-Term Incentive Plan, and the 2006 CFO Incentive Plan.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	7,187,056	$ 9.09	152,158
Equity compensation plans not approved by security holders	3,562,657	$ 5.48	—
Total	10,749,713	$ 7.90	152,158

For information about all of our equity compensation plans, see Note 7 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC.

ADDITIONAL INFORMATION

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" Proxy Statements and annual reports. This means that only one copy of our Proxy Statement and 2007 Annual Report may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of either document to you if you contact us at: Keryx Biopharmaceuticals, Inc., 750 Lexington Avenue, New York, New York 10022, Attn: Beth F. Levine. You may also contact us at (212) 531-5965.

If you want to receive separate copies of the Proxy Statement and Annual Report in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address or phone number.

Stockholder Proposals for Our 2008 Annual Meeting

Only proper proposals under Rule 14a-8 of the Exchange Act which are timely received will be included in the proxy materials for our next annual meeting. In order to be considered timely, such proposal must be received by our Secretary, Beth F. Levine, at 750 Lexington Avenue, New York, New York 10022 no later than January 1, 2008. We suggest that stockholders submit any stockholder proposal by certified mail, return receipt requested.

Our Amended and Restated Bylaws require stockholders to provide advance notice to the Company of any stockholder director nomination(s) and any other matter a stockholder wishes to present for action at an annual meeting of stockholders (other than matters to be included in our Proxy Statement, which are discussed in the previous paragraph). In order to properly bring business before an annual meeting, our Amended and Restated Bylaws require, among other things, that the stockholder submit written notice thereof complying with our Amended and Restated Bylaws to Beth F. Levine, our Secretary, at the above address, not less than 60 days nor more than 90 days prior to the anniversary of the preceding year's annual meeting. Therefore, Keryx must receive notice of a stockholder proposal submitted other than pursuant to Rule 14a-8 (as discussed above) no sooner than March 22, 2008, and no later than April 21, 2008. If a stockholder fails to provide timely notice of a proposal to be presented at our 2008 Annual Meeting of Stockholders, the proxy designated by our Board of Directors will have discretionary authority to vote on any such proposal that may come before the meeting.

Other Matters

Our Board of Directors does not know of any other matters that may come before the meeting. However, if any other matters are properly presented to the meeting, it is the intention of the person named in the accompanying proxy card to vote, or otherwise act, in accordance with their judgment on such matters.

Solicitation of Proxies

We will bear the cost of solicitation of proxies. In addition to the solicitation of proxies by mail, our officers and employees may solicit proxies in person or by telephone. We may reimburse brokers or persons holding stock in their names, or in the names of their nominees, for their expenses in sending proxies and proxy material to beneficial owners.

Incorporation of Information by Reference

The Compensation Committee Report and the Audit Committee Report, each contained in this Proxy Statement, are not deemed filed with the SEC and shall not be deemed incorporated by reference into any prior or future filings made by us under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate such information by reference.

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ANNEX A

KERYX BIOPHARMACEUTICALS, INC.
AUDIT COMMITTEE CHARTER

I. Purpose and Authority

The Audit Committee (the "Committee") is a committee appointed by the Board of Directors of Keryx Biopharmaceuticals, Inc. (the "Company"). Its primary function is to assist the Board of Directors in overseeing (1) the accounting and financial reporting processes of the Company, and (2) the audits of the financial statements of the Company.

The Committee also prepares a written report to be included in the annual proxy statement of the Company pursuant to the applicable rules and regulations of the Securities and Exchange Commission (the "SEC").

In furtherance of these purposes, the Committee shall maintain direct communication among the Company's independent auditors and the Board of Directors. The independent auditors and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company shall report directly to the Committee and are ultimately accountable to the Committee and the Board of Directors.

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company. The Committee shall have the sole authority to retain at the Company's expense outside legal, accounting or other advisors to advise the Committee and to receive appropriate funding, as determined by the Committee, from the Company for the payment of the compensation of such advisors and for the payment of ordinary administrative expenses of the Committee that are necessary to carry out its duties. The Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditors to attend a meeting of the Committee or to meet with any member of, or advisors to, the Committee. The Committee may also meet with the Company's investment bankers or financial analysts who follow the Company.

II. Composition of the Committee

The Board of Directors shall appoint the members of the Committee. The membership of the Committee shall be governed by the following requirements:

- It must consist of at least three members of the Board of Directors, all of whom shall meet the independence and experience requirements in accordance with applicable laws, including the rules and regulations of the Nasdaq Stock Market ("Nasdaq") or such other exchange on which shares of the common stock of the Company are traded, Section 10A of the Securities Exchange Act of 1934 (the "Exchange Act") and all other applicable rules and regulations of the SEC.
- No member of the Committee shall have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.
- At least one member of the Committee shall be an "audit committee financial expert" within the meaning set forth by the rules of the SEC.
- Each member must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement.
- At least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in such member's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

The Chairman of the Committee shall be designated by the Board of Directors. In the absence of the Chairman, the members of the Committee may designate a chairman by majority vote. The Board of Directors may, at any time, remove one or more directors as members of the Committee. The Board of Directors may designate one or more members of the Board as alternative members of the Committee, who may replace any absent or disqualified member or members at any meetings of the Committee. In addition, no person may be made a member of the Committee if his or her service on the Committee would violate any restrictions imposed by any rules of the SEC, Nasdaq or any other exchange on which shares of the common stock of the Company are traded.

III. Meetings of the Committee

The Committee shall meet no less frequently than four times per year, with additional meetings as circumstances warrant. The Committee shall also meet periodically with management, the internal auditors, if any, and the independent auditors in separate executive sessions. The Committee shall record the minutes of all such meetings and shall submit the minutes of its meetings to, or discuss the matters deliberated at each meeting with, the Board of Directors. The Company's chief financial or accounting officer shall function as the management liaison officer to the Committee.

IV. Responsibilities of the Committee

A. Document/Report Review

1. Review and reassess the adequacy of the Audit Committee Charter and the performance of the Committee at least annually, and update the Audit Committee Charter as conditions dictate.

2. Review and discuss with management and the independent auditors the Company's annual and quarterly financial statements and related footnotes and any reports or other financial information submitted to the Company's stockholders, any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent auditors.

3. Meet no less than quarterly with financial management and with the independent auditors to discuss:

   a. The annual audited financial statements and the quarterly financial statements prior to any SEC filings, including, in each case, a review of the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   b. The type and presentation of information included in press releases of unaudited interim and annual financial results, including, without limitation, the use of "pro forma" or other "adjusted" financial information not prepared in accordance with generally accepted accounting principles.

   c. The type and presentation of financial information and earnings guidance provided to analysts and ratings agencies.

4. Recommend to the Board of Directors whether or not the Company should include its financial statements in its annual report on Form 10-K, based on the Committee's review of the Company's financial statements, its discussions with the independent auditors of the Company's accounting practices and its discussions with the outside auditor concerning independence of the outside auditor.

5. Disclose, as required by the applicable securities laws, in the Company's proxy statement or annual report on Form 10-K, the formal written report of the Committee and all other required information concerning the Committee and its function.

6. Review, in consultation with management, the Company's policies with respect to risk assessment and risk management.

7. Discuss, prior to any public release or filing, the Company's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

B. Independent Auditors

1. In the Committee's sole discretion, control the retention, compensation, evaluation and oversight of the independent auditors, considering their independence and effectiveness, and determine the fees and other compensation to be paid to the independent auditors.

2. Advise the independent auditors that they are ultimately accountable to Board of Directors and the Committee, as representatives of the stockholders.

3. On an annual basis, receive from the independent auditors the formal written disclosure and letter required by Independence Standards Board Standard No. 1, and discuss with the independent auditors all significant relationships the auditors have with the Company that may impact the objectivity and independence of the independent auditor.

4. Review with the independent auditors at a time when the annual audit plan is being developed, the plan's timing, scope, staffing, locations, foreseeable issues, priorities and procedures and help to coordinate the execution of the plan.

5. Take appropriate action to oversee the independence of the independent auditors, including review and approval of any terms of any audit or non-audit engagements with the independent auditors.

6. Review the performance of the independent auditors and recommend discharge of the independent auditors when circumstances warrant.

7. Periodically consult with the independent auditors, out of the presence of management, about (a) the adequacy and effectiveness of the Company's internal controls, (b) the fullness and accuracy of the organization's financial statements, (c) the adequacy and effectiveness of the Company's disclosure controls and procedures, (d) the Company's internal audit procedures, and (e) any related significant findings and recommendations of the independent auditors together with management's responses thereto.

8. At least annually, obtain, review, and report to the full Board of Directors the results of the Committee's review of, a report from the independent auditors describing (a) the independent auditors' internal quality control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditors or by any inquiry or investigation by governmental or professional authorities within the preceding five years concerning any of the independent audits carried out by the independent auditors, as well as the steps taken to deal with such issues, and (c) all relationships between the Company and the independent auditors.

9. Obtain from the independent auditors assurance that Section 10A(b) of the Exchange Act has not been implicated.

10. Establish clear hiring policies relating to the retention by the Company of current or former employees of the independent auditors.

C. Financial Reporting Processes

1. In consultation with the independent auditors, review the integrity of the Company's internal and external financial reporting processes.

2. Consult with the independent auditors and management about the independent auditors' judgments concerning not only the acceptability, but also the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

3. Consider and approve, if appropriate, major changes to the Company's auditing and accounting principles and practices as suggested by the independent auditors or management.

D. Process Improvement

1. Establish regular and separate systems of reporting to the Committee by each of management and the independent auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each as to the appropriateness of such judgment.

2. Following completion of the annual audit, review separately with each of management and the independent auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information and any other matters related to the conduct of the audit that are to be communicated to the Committee under generally accepted auditing standards.

3. Review any significant disagreement among management and the independent auditors in connection with the preparation of the financial statements.

4. Review with the independent auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented. (This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee).

5. Report annually to the Board of Directors, after the close of each fiscal year but prior to the Company's annual meeting of stockholders, as well as on any other appropriate occasion, any material issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the performance and independence of the independent auditors, the performance of the internal audit function, if any, and whatever else the Committee deems appropriate.

E. Ethical and Legal Compliance

1. Establish, review and update periodically a code of ethical conduct and ensure that management has established a system to enforce this code.

2. Review management's monitoring of the Company's compliance with the Company's code of ethical conduct, and ensure that management has the proper review system in place to ensure that the Company's financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

3. Establish procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, and auditing matters, and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

4. Conduct an appropriate review of all related party transactions for potential conflict of interest situations in accordance with the Company's Management Policy on Related Person Transactions, and approve all related party transactions. For purposes hereof, the term "related party transaction" shall refer to the transactions required to be disclosed pursuant to the SEC's Item 404 of Regulation S-K.

5. Conduct or authorize investigations into any matters within the Committee's scope of responsibilities and retain special independent legal, accounting or other advisors to advise the Committee as necessary to carry out its duties.

6. Review, with Company outside counsel, any legal matter that could have a significant impact on the Company's financial statements.

7. Perform any other activities consistent with the Audit Committee Charter, the Company's Bylaws and governing law, as the Committee or the Board of Directors deems necessary or appropriate.

V. Limitation of Audit Committee's Role

While the Committee has the responsibilities and powers set forth in this Audit Committee Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete, accurate and in accordance with generally accepted accounting principles and applicable rules and regulations. The foregoing is the responsibility of management.

KERYX BIOPHARMACEUTICALS, INC.
COMPENSATION COMMITTEE CHARTER

I. Purpose

The purpose of the Compensation Committee (the "Committee") of the Board of Directors (the "Board") of Keryx Biopharmaceuticals, Inc. (the "Company") shall be to: (1) assist the Board in the discharge of its fiduciary responsibilities with respect to determining the overall compensation of the Chief Executive Officer and other executive officers of the Company; (2) review and discuss with the Company's management the Compensation Discussion and Analysis (the "CD&A") to be included in the Company's annual proxy statement, and determine whether to recommend that the CD&A be included in the Company's proxy statement; and (3) produce an annual report on executive compensation for inclusion in the Company's proxy statement in accordance with applicable rules and regulations of the Securities Exchange Commission (the "SEC"). In performing its function, it shall be the objective of the Committee to approve compensation programs that are designed to: (a) encourage superior performance, accountability and adherence to the Company's values and code of ethical conduct; (b) promote a direct relationship between compensation and the Company's performance; and (c) serve the long-term best interests of the Company.

The Committee, as delegated by the Board, shall have the authority to undertake the specific duties and responsibilities as set forth in this Compensation Committee Charter, as the Committee or the Board deems necessary or appropriate, and such other duties consistent with the Company's Bylaws and governing law. The Committee shall have the authority to delegate its functions to a subcommittee thereof.

II. Membership

The Board shall appoint the members of the Committee. The Committee shall be composed of at least two (2) members of the Board, one of whom shall be designated by the Board as the Chairman. Each member of the Committee shall: (1) meet the independence requirements of the Nasdaq Stock Market; (2) be a "non-employee director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); (3) be an "outside director" under the regulations promulgated under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"); and (4) be otherwise free from any relationship that, in the judgment of the Board, would interfere with his or her exercise of business judgment as a Committee member. The Board may, at any time, remove one or more directors as members of the Committee. The Board may designate one or more members of the Board as alternative members of the Committee, who may replace any absent or disqualified member or members at any meetings of the Committee.

III. Meetings and Procedures

The Committee shall meet as often as its members deem necessary to perform the Committee's responsibilities. In discharging its responsibilities, the Committee shall have sole authority to, as it deems appropriate, select, retain or replace, as needed, compensation and benefits consultants, and other outside consultants, to provide independent advice to the Committee. In addition, the Committee shall have direct access to Company staff personnel to solicit data and advice in connection with the Committee's review of management compensation practices and policies, and leadership development processes.

The Committee shall maintain written minutes of its meetings. Minutes of each meeting of the Committee shall be distributed to each member of the Committee and other members of the Board. The Secretary of the Company shall retain the original signed minutes for filing with the corporate records of the Company. The Chairman of the Committee shall report to the Board following meetings of the Committee, and as otherwise requested by the Chairman of the Board.

IV. Responsibilities

The Committee shall be responsible for:

1. Assessing the overall compensation structure of the Company, selecting an appropriate peer group, and periodically reviewing executive compensation in relation to this peer group.

2. Reviewing and approving corporate goals and objectives relating to the compensation of the Chief Executive Officer, evaluating the performance of the Chief Executive Officer in light of the goals and objectives, and making appropriate recommendations for improving performance. The Committee shall establish the compensation of the Chief Executive Officer based upon such evaluation. In performing the foregoing functions, the Chairman of the Committee may solicit comments from the other members of the Board. Final determinations regarding the performance and compensation of the Chief Executive Officer will be conducted in an executive session of the Committee and be reported by the Chairman of the Committee to the entire Board during an executive session of the Board.

3. Reviewing and approving compensation for all other executive officers of the Company, evaluating the responsibilities and performance of other executive officers and making appropriate recommendations for improving performance.

4. Recommending policies to the Board regarding minimum retention and ownership levels of Company common stock by executive officers of the Company.

5. Reviewing, making recommendations to the Board and administering all executive compensation programs, including, but not limited to, incentive and equity-based plans of the Company. The Committee shall have and shall exercise all the authority of the Board with respect to administering such plans, including approving amendments thereto.

6. Approving, amending and terminating ERISA-governed employee benefit plans.

7. Reviewing and discussing with the Company's management the CD&A to be included in the Company's annual proxy statement, and determining whether to recommend that the CD&A be included in the Company's proxy statement.

8. Producing an annual report on executive compensation for inclusion in the Company's proxy statement in accordance with applicable rules and regulations of the SEC.

9. Overseeing succession planning for senior management of the Company.

10. Conducting an annual evaluation of the performance and effectiveness of the Committee.

11. Reviewing and reassessing the Committee's charter on an annual basis and submitting any recommended changes to the Board for its consideration.

12. Performing such other functions and having such other powers as may be necessary or convenient in the efficient discharge of the foregoing.

For purposes of this Charter, "compensation" shall include, but not be limited to, cash or deferred payments, incentive and equity compensation, benefits and perquisites, employment, retention, or termination/severance agreements, and any other programs which pursuant to the regulations of the SEC or Internal Revenue Service (or successor organizations, if applicable), would be considered to be compensation. In addition, "officer" shall be as defined in Section 16 of the Exchange Act and Rule 16a-1 thereunder.

ANNEX C

KERYX BIOPHARMACEUTICALS, INC.

MANAGEMENT POLICY

Subject Matter: Policy and Procedures with Respect to Related Person Transactions

Status of Policy: Approved (April 2007)

A. Policy Statement

The Board of Directors of Keryx Biopharmaceuticals, Inc. (the "Company") recognizes that Related Person Transactions (as defined in Section B below) present a heightened risk of conflicts of interest or improper valuation (or the perception thereof) and therefore has adopted this policy, which shall be followed in connection with all related party transactions involving the Company. It is the Company's policy to enter into or ratify Related Person Transactions only when the Audit Committee of the Board of Directors (the "Committee") determines that the Related Person Transaction in question is in, or is not inconsistent with, the best interests of the Company and its stockholders. Such transactions include, but are not limited to, those in which the Company:

- may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources; or
- provides products or services to a Related Person (as defined in Section B below) on an arm's length basis and on terms comparable to those provided to unrelated third parties or on terms comparable to those provided to employees generally.

This policy has been approved by the Committee, which policy will be reviewed and may be amended from time to time by the Committee.

B. Related Person Transactions

For the purposes of this policy, a "Related Person Transaction" is a transaction arrangement or relationship (or any series of similar transactions, arrangements or relationships), in which the Company (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $100,000, and in which any Related Person had, has or will have a direct or indirect material interest.

For purposes of this Policy, a "Related Person" means:

- any person who is, or at any time since the beginning of the Company's last fiscal year was, a director or executive officer of the Company or a nominee to become a director of the Company;
- any person who is the beneficial owner of more than 5% of any class of the Company's voting securities (a "Significant Holder"); and
- any immediate family member (which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law) of any of the foregoing persons listed in 1 and 2 above and any person (other than a tenant or employee) sharing the household of any of the foregoing persons listed in 1 and 2 above.

For purposes of this policy, a Related Person who has a position or relationship with a firm, corporation, or other entity that engages in a transaction with the Company shall not be deemed to have an "indirect material interest" if the interest arises only from such Related Person's:

- position as a director of another corporation or organization that is a party to the transaction;
- direct or indirect ownership (combined with the interest of all Related Persons), in the aggregate, of less than a 10% equity interest in another person (other than a partnership) which is a party to the transaction; or

- position as a limited partner in a partnership in which all Related Persons have an interest, in the aggregate, of less than 10%, and the Related Person is not a general partner of and does not hold another position in the partnership.

C. Identification of Related Persons

On an annual basis, the Company shall collect from each director, executive officer and nominee for director, as part of the questionnaire submitted to such persons in connection with the preparation of the Company's annual proxy statement, the following information: (a) in the case of a natural person, a list of his or her immediate family members (as defined in Section B above); (b) the person's employer and job title or brief job description; (c) each firm, corporation or other entity in which such person is a partner or principal or in a similar position; (d) each firm, corporation or other entity (other than a publicly traded entity in which such person owns no more than 5% of any class of outstanding capital stock) in which such person is not a partner or principal or in a similar position, but in which such person holds more than 2% of any class of outstanding capital stock; and (e) each charitable or non-profit organization for which the person is actively involved in fundraising or otherwise serves as a director, trustee or in a similar capacity.

Any person nominated to stand for election as a director shall submit to the Company the information described in this Section C above no later than the date of his or her nomination. Any person who is appointed as a director or an executive officer shall submit to the Company the information described in this Section C above prior to such person's appointment as a director or executive officer or as soon as reasonably practicable following the appointment. Directors and executive officers of the Company shall notify the Company of any updates or changes to the information described in this Section C above as soon as reasonably practicable following such update or change.

D. Dissemination of Related Person Master List

The Company shall compile the information collected pursuant to the procedures described in Section C above and create a master list of Related Persons. The master list shall be distributed to all personnel with authority to approve transactions with the direction that any transaction to be entered into with a Related Person on behalf of the Company be brought to the attention of the General Counsel. In addition, the master list of Related Persons will be maintained by the General Counsel and available for review by any personnel considering a new transaction, arrangement or relationship for the Company.

E. Approval Procedures

The Board of Directors has determined that the Committee is best suited to review and approve Related Person Transactions that are identified as such prior to the consummation thereof or amendment thereto and the same shall be consummated or amended only if the following steps are taken:

1. Prior to the Company's entry into a transaction with a Related Person, (a) the director, executive officer, nominee or Significant Holder who has a material interest (or whose immediate family member has a material interest) in the transaction or (b) the business unit or function/department leader responsible for the potential transaction with a Related Person shall provide notice to the General Counsel of the material facts and circumstances of the potential transaction with a Related Person and such information concerning the transaction as the General Counsel may reasonably request.

2. If the General Counsel determines that the proposed transaction is a Related Person Transaction, the proposed Related Person Transaction shall be submitted to the Committee for consideration at the next Committee meeting or, in those instances in which the General Counsel determines that it is not practicable or desirable for the Company to wait until the next Committee meeting, to the Chair of the Committee (who will possess delegated authority to act between Committee meetings).

3. The Committee, or when submitted to the Chair, the Chair, shall consider all of the relevant facts and circumstances available to the Committee or the Chair, including (if applicable) but not limited to: (a) the benefits to the Company; (b) the availability of other sources for comparable products or services; (c) the terms of the transaction; and (d) the terms available to unrelated third parties or to employees generally. No member of the Committee shall participate in any review, consideration or approval of any Related Person Transaction if such member, or any of his or her immediate family members, is the Related Person. The Committee or Chair, as

applicable, shall convey the approval or disapproval of the transaction to the General Counsel, who shall convey the decision to the appropriate persons within the Company.

4. The Chairman of the Committee shall report to the Committee at the next Committee meeting any approval under this policy pursuant to delegated authority.

F. Ratification Procedures

In the event the General Counsel becomes aware of a Related Person Transaction that has not been previously approved or previously ratified under this policy, and such transaction is pending or ongoing, it will be submitted to the Committee or Chair, as applicable, promptly, and the Committee or Chair shall consider all of the relevant facts and circumstances available to the Committee or the Chair as provided in Section E above. Based on the conclusions reached, the Committee or Chair, as applicable, shall evaluate all options, including but not limited to, ratification, amendment or termination of the Related Person Transaction.

G. Disclosure

All Related Person Transactions that are required to be disclosed in the Company's filings with the Securities and Exchange Commission, as required by the Securities Act of 1933, the Securities Exchange Act of 1934 and their respective rules and regulations, shall be so disclosed in accordance with such laws, rules and regulations.

The material features of this policy shall be disclosed in the Company's annual report on Form 10-K or in the Company's proxy statement, as required by applicable laws, rules and regulations.

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ANNEX D

KERYX BIOPHARMACEUTICALS, INC.
2007 INCENTIVE PLAN

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KERYX BIOPHARMACEUTICALS, INC.
2007 INCENTIVE PLAN

KERYX BIOPHARMACEUTICALS, INC.
2007 INCENTIVE PLAN

ARTICLE 1
PURPOSE

1.1. *General.* The purpose of the Keryx Biopharmaceuticals, Inc. 2007 Incentive Plan (the "Plan") is to promote the success, and enhance the value, of Keryx Biopharmaceuticals, Inc. (the "Company"), by linking the personal interests of employees, officers, directors and consultants of the Company or any Affiliate (as defined below) to those of Company shareholders and by providing such persons with an incentive for outstanding performance. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of employees, officers, directors and consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent. Accordingly, the Plan permits the grant of incentive awards from time to time to selected employees, officers, directors and consultants of the Company and its Affiliates.

ARTICLE 2
DEFINITIONS

2.1. *Definitions.* When a word or phrase appears in this Plan with the initial letter capitalized, and the word or phrase does not commence a sentence, the word or phrase shall generally be given the meaning ascribed to it in this Section or in Section 1.1 unless a clearly different meaning is required by the context. The following words and phrases shall have the following meanings:

(a) "Affiliate" means (i) any Subsidiary or Parent, or (ii) an entity that directly or through one or more intermediaries controls, is controlled by or is under common control with, the Company, as determined by the Committee.

(b) "Award" means any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Deferred Stock Unit Award, Performance Award, Dividend Equivalent Award, Other Stock-Based Award, or any other right or interest relating to Stock or cash, granted to a Participant under the Plan.

(c) "Award Certificate" means a written document, in such form as the Committee prescribes from time to time, setting forth the terms and conditions of an Award. Award Certificates may be in the form of individual award agreements or certificates or a program document describing the terms and provisions of an Awards or series of Awards under the Plan. The Committee may provide for the use of electronic, internet or other non-paper Award Certificates, and the use of electronic, internet or other non-paper means for the acceptance thereof and actions thereunder by a Participant.

(d) "Board" means the Board of Directors of the Company.

(e) "Cause" for termination by the Company shall mean: (a) a material breach of the terms of your Proprietary Information and Inventions Agreement or any provisions relating to non-competition or non-solicitation in any employment or other agreement; (b) a material breach by you of any other provision of your employment arrangement, which is not cured by you within fifteen (15) days after receiving notice thereof from the Company containing a description of the breach or breaches alleged to have occurred; (c) the habitual neglect or gross failure by you to adequately perform the duties of your position; (d) any act of moral turpitude or criminal action connected to your employment with the Company or your place of employment; or (e) your repetitive refusal to comply with or your violation of lawful instructions of the Chief Executive Officer, Chief Financial Officer or the Board of Directors, unless cured within fifteen (15) days after receiving notice thereof.

(f) "Change in Control" means and includes the occurrence of any one of the following events:

(i) the acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the 1934 Act) (a "Person") of beneficial ownership of any capital stock of the Company if, after such acquisition, such Person beneficially owns (within the meaning of Rule 13d-3 promulgated under the 1934 Act) 30% or more of either (x) the then-outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (y) the combined voting power of the then-outstanding securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company

Voting Securities"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (A) any acquisition directly from the Company (excluding an acquisition pursuant to the exercise, conversion or exchange of any security exercisable for, convertible into or exchangeable for common stock or voting securities of the Company, unless the Person exercising, converting or exchanging such security acquired such security directly from the Company or an underwriter or agent of the Company), (B) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (C) any acquisition by any corporation pursuant to a Business Combination (as defined below) which complies with clauses (x) and (y) of subsection (iii) of this definition; or

(ii) such time as the Continuing Directors (as defined below) do not constitute a majority of the Board (or, if applicable, the Board of Directors of a successor corporation to the Company), where the term "Continuing Director" means at any date a member of the Board (x) who was a member of the Board on the date of the initial adoption of this Plan by the Board or (y) who was nominated or elected subsequent to such date by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Board was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election; provided, however, that there shall be excluded from this clause (y) any individual whose initial assumption of office occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents, by or on behalf of a person other than the Board; or

(iii) the consummation of a merger, consolidation, reorganization, recapitalization or share exchange involving the Company or a sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), unless, immediately following such Business Combination, each of the following two conditions is satisfied: (x) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors, respectively, of the resulting or acquiring corporation in such Business Combination (which shall include, without limitation, a corporation which as a result of such transaction owns the Company or substantially all of the Company's assets either directly or through one or more subsidiaries) (such resulting or acquiring corporation is referred to herein as the "Acquiring Corporation") in substantially the same proportions as their ownership of the Outstanding Company Common Stock and Outstanding Company Voting Securities, respectively, immediately prior to such Business Combination and (y) no Person (excluding Exempt Persons, the Acquiring Corporation or any employee benefit plan (or related trust) maintained or sponsored by the Company or by the Acquiring Corporation) beneficially owns, directly or indirectly, 30% or more of the then-outstanding shares of common stock of the Acquiring Corporation, or of the combined voting power of the then-outstanding securities of such corporation entitled to vote generally in the election of directors (except to the extent that such ownership existed prior to the Business Combination).

(g) "Code" means the Internal Revenue Code of 1986, as amended from time to time. For purposes of this Plan, references to sections of the Code shall be deemed to include references to any applicable regulations thereunder and any successor or similar provision.

(h) "Committee" means the committee of the Board described in Article 4.

(i) "Company" means Keryx Biopharmaceuticals, Inc., a Delaware corporation, or any successor corporation.

(j) "Continuous Status as a Participant" means the absence of any interruption or termination of service as an employee, officer, director or consultant of the Company or any Affiliate, as applicable; provided, however, that for purposes of an Incentive Stock Option"Continuous Status as a Participant" means the absence of any interruption or termination of service as an employee of the Company or any Parent or Subsidiary, as applicable, pursuant to applicable tax regulations. Continuous Status as a Participant shall not be considered interrupted in the following cases: (i) a Participant transfers employment between the Company and an Affiliate or between Affiliates, or (ii) in the discretion of the Committee as specified at or prior to such occurrence, in the case of a spin-off, sale or disposition of the Participant's employer from the Company or any Affiliate, or (iii) any leave of absence authorized in writing by the Company prior to its commencement; provided, however, that for purposes of Incentive Stock Options, no such leave may exceed 90 days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, on the 91st day of such leave any Incentive Stock Option held by the Participant shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option. Whether military, government or other service or other leave of absence shall constitute a termination of Continuous Status as a Participant shall be determined in each case by the Committee at its discretion, and any determination by the Committee shall be final and conclusive.

(k) "Covered Employee" means a covered employee as defined in Code Section 162(m)(3).

(l) "Deferred Stock Unit" means a right granted to a Participant under Article 9 to receive Shares of Stock (or the equivalent value in cash or other property if the Committee so provides) at a future time as determined by the Committee, or as determined by the Participant within guidelines established by the Committee in the case of voluntary deferral elections.

(m) "Disability" of a Participant means that the Participant (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Participant's employer. If the determination of Disability relates to an Incentive Stock Option, Disability means Permanent and Total Disability as defined in Section 22(e)(3) of the Code. In the event of a dispute, the determination whether a Participant is Disabled will be made by the Committee and may be supported by the advice of a physician competent in the area to which such Disability relates.

(n) "Dividend Equivalent" means a right granted to a Participant under Article 12.

(o) "Effective Date" has the meaning assigned such term in Section 3.1.

(p) "Eligible Participant" means an employee, officer, consultant or director of the Company or any Affiliate.

(q) "Exchange" means any national securities exchange on which the Stock may from time to time be listed or traded.

(r) "Fair Market Value," on any date, means (i) if the Stock is listed on a securities exchange, the closing sales price on such exchange or over such system on such date or, in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported, or (ii) if the Stock is not listed on a securities exchange, the mean between the bid and offered prices as quoted by Nasdaq for such date, provided that if it is determined that the fair market value is not properly reflected by such Nasdaq quotations, Fair Market Value will be determined by such other method as the Committee determines in good faith to be reasonable and in compliance with Code Section 409A.

(s) "Full Value Award" means an Award other than in the form of an Option or SAR, and which is settled by the issuance of Stock (or at the discretion of the Committee, settled in cash valued by reference to Stock value).

(t) "Good Reason" for you to resign shall mean: (A) a material diminution in your duties, or the assignment to you of duties materially inconsistent with your authority, responsibilities and reporting requirements; or (B) a material breach by the Company of its obligations to you under any written employment agreement or arrangement. Anything hereinabove to the contrary notwithstanding, in the event you elect to terminate your employment for Good Reason, you agree to provide the Company with thirty (30) days prior written notice of your intent to leave the Company and the alleged condition or breach constituting Good Reason. In the event the Company cures such condition or breach within thirty (30) days following receipt of such notice, any such termination based on such alleged breach or condition shall not be considered a termination by you for Good Reason.

(u) "Grant Date" of an Award means the first date on which all necessary corporate action has been taken to approve the grant of the Award as provided in the Plan, or such later date as is determined and specified as part of that authorization process. Notice of the grant shall be provided to the grantee within a reasonable time after the Grant Date.

(v) "Incentive Stock Option" means an Option that is intended to be an incentive stock option and meets the requirements of Section 422 of the Code or any successor provision thereto.

(w) "Independent Directors" means those members of the Board of Directors who qualify at any given time as "independent" directors under Nasdaq Marketplace Rule 4200, "non-employee" directors under Rule 16b-3 of the 1934 Act, and "outside" directors under Section 162(m) of the Code.

(x) "Non-Employee Director" means a director of the Company who is not a common law employee of the Company or an Affiliate.

(y) "Nonstatutory Stock Option" means an Option that is not an Incentive Stock Option.

(z) "Option" means a right granted to a Participant under Article 7 of the Plan to purchase Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Nonstatutory Stock Option.

(aa) "Other Stock-Based Award" means a right, granted to a Participant under Article 13, that relates to or is valued by reference to Stock or other Awards relating to Stock.

(bb) "Parent" means a corporation, limited liability company, partnership or other entity which owns or beneficially owns a majority of the outstanding voting stock or voting power of the Company. Notwithstanding the above, with respect to an Incentive Stock Option, Parent shall have the meaning set forth in Section 424(e) of the Code.

(cc) "Participant" means, as an Eligible Participant, has been granted an Award under the Plan; provided that in the case of the death of a Participant, the term "Participant" refers to a beneficiary designated pursuant to Section 14.4 or the legal guardian or other legal representative acting in a fiduciary capacity on behalf of the Participant under applicable state law and court supervision.

(dd) "Performance Award" means any award granted under the Plan pursuant to Article 10.

(ee) "Person" means any individual, entity or group, within the meaning of Section 3(a)(9) of the 1934 Act and as used in Section 13(d)(3) or 14(d)(2) of the 1934 Act.

(ff) "Plan" means the Keryx Biopharmaceuticals, Inc. 2007 Incentive Plan, as amended from time to time.

(gg) "Qualified Performance-Based Award" means an Award that is either (i) intended to qualify for the Section 162(m) Exemption and is made subject to performance goals based on Qualified Business Criteria as set forth in Section 11.2, or (ii) an Option or SAR having an exercise price equal to or greater than the Fair Market Value of the underlying Stock as of the Grant Date.

(hh) "Qualified Business Criteria" means one or more of the Business Criteria listed in Section 11.2 upon which performance goals for certain Qualified Performance-Based Awards may be established by the Committee.

(ii) "Restricted Stock Award" means Stock granted to a Participant under Article 9 that is subject to certain restrictions and to risk of forfeiture.

(jj) "Restricted Stock Unit Award" means the right granted to a Participant under Article 9 to receive shares of Stock (or the equivalent value in cash or other property if the Committee so provides) in the future, which right is subject to certain restrictions and to risk of forfeiture.

(kk) "Section 162(m) Exemption" means the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code or any successor provision thereto.

(ll) "Shares" means shares of the Company's Stock. If there has been an adjustment or substitution pursuant to Section 15.1, the term "Shares" shall also include any shares of stock or other securities that are substituted for Shares or into which Shares are adjusted pursuant to Section 15.1.

(mm) "Stock" means the $0.001 par value common stock of the Company and such other securities of the Company as may be substituted for Stock pursuant to Section 15.1.

(nn) "Stock Appreciation Right" or "SAR" means a right granted to a Participant under Article 8 to receive a payment equal to the difference between the Fair Market Value of a Share as of the date of exercise of the SAR over the grant price of the SAR, all as determined pursuant to Article 8.

(oo) "Subsidiary" means any corporation, limited liability company, partnership or other entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company. Notwithstanding the above, with respect to an Incentive Stock Option, Subsidiary shall have the meaning set forth in Section 424(f) of the Code.

(pp) "1933 Act" means the Securities Act of 1933, as amended from time to time.

(qq) "1934 Act" means the Securities Exchange Act of 1934, as amended from time to time.

ARTICLE 3
EFFECTIVE TERM OF PLAN

3.1. *Effective Date.* The Plan shall be effective as of the date it is approved by both the Board and the shareholders of the Company (the "Effective Date").

3.2. *Termination of Plan.* The Plan shall terminate on the tenth anniversary of the Effective Date unless earlier terminated as provided herein. The termination of the Plan on such date shall not affect the validity of any Award outstanding on the date of termination, which shall continue to be governed by the applicable terms and conditions of this Plan. Notwithstanding the foregoing, no Incentive Stock Options may be granted more than ten (10) years after the earlier of (a) adoption of this Plan by the Board, or (b) the Effective Date.

ARTICLE 4
ADMINISTRATION

4.1. *Committee.* The Plan shall be administered by a Committee appointed by the Board (which Committee shall consist of at least two directors) or, at the discretion of the Board from time to time, the Plan may be administered by the Board. It is intended that at least two of the directors appointed to serve on the Committee shall be Independent Directors and that any such members of the Committee who do not so qualify shall abstain from participating in any decision to make or administer Awards that are made to Eligible Participants who at the time of consideration for such Award (i) are persons subject to the short-swing profit rules of Section 16 of the 1934 Act, or (ii) are reasonably anticipated to become Covered Employees during the term of the Award. However, the mere fact that a Committee member shall fail to qualify as an Independent Director or shall fail to abstain from such action shall not invalidate any Award made by the Committee which Award is otherwise validly made under the Plan. The members of the Committee shall be appointed by, and may be changed at any time and from time to time in the discretion of, the Board. Unless and until changed by the Board, the Compensation Committee of the Board is designated as the Committee to administer the Plan. The Board may reserve to itself any or all of the authority and responsibility of the Committee under the Plan or may act as administrator of the Plan for any and all purposes. To the extent the Board has reserved any authority and responsibility or during any time that the Board is acting as administrator of the Plan, it shall have all the powers of the Committee hereunder, and any reference herein to the Committee (other than in this Section 4.1) shall include the Board. To the extent any action of the Board under the Plan conflicts with actions taken by the Committee, the actions of the Board shall control.

4.2. *Action and Interpretations by the Committee.* For purposes of administering the Plan, the Committee may from time to time adopt rules, regulations, guidelines and procedures for carrying out the provisions and purposes of the Plan and make such other determinations, not inconsistent with the Plan, as the Committee may deem appropriate. The Committee's interpretation of the Plan, any Awards granted under the Plan, any Award Certificate and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Affiliate, the Company's or an Affiliate's independent certified public accountants, Company counsel or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

4.3. *Authority of Committee.* Except as provided in Section 4.1, the Committee has the exclusive power, authority and discretion to:

(a) Grant Awards;

(b) Designate Participants;

(c) Determine the type or types of Awards to be granted to each Participant;

(d) Determine the number of Awards to be granted and the number of Shares or dollar amount to which an Award will relate;

(e) Determine the terms and conditions of any Award granted under the Plan;

(f) Prescribe the form of each Award Certificate, which need not be identical for each Participant;

(g) Decide all other matters that must be determined in connection with an Award;

(h) Establish, adopt or revise any plan, program, or policy for the grant of Awards as it may deem necessary or advisable, including but not limited to short-term incentive programs, and any special Plan documents;

(i) Establish, adopt or revise any rules, regulations, guidelines or procedures as it may deem necessary or advisable to administer the Plan;

(j) Make all other decisions and determinations that may be required under the Plan or as the Committee deems necessary or advisable to administer the Plan;

(k) Amend the Plan or any Award Certificate as provided herein; and

(l) Adopt such modifications, procedures, and subplans as may be necessary or desirable to comply with provisions of the laws of non-U.S. jurisdictions in which the Company or any Affiliate may operate, in order to assure the viability of the benefits of Awards granted to participants located in such other jurisdictions and to meet the objectives of the Plan.

Notwithstanding the foregoing, grants of Awards to Non-Employee Directors hereunder shall be made only in accordance with the terms, conditions and parameters of a plan, program or policy for the compensation of Non-Employee Directors as in effect from time to time, and the Committee may not make discretionary grants hereunder to Non-Employee Directors.

4.4. *Delegation.* The Board may, by resolution, expressly delegate to a special committee, consisting of one or more directors who may but need not be officers of the Company, the authority, within specified parameters as to the number and terms of Awards, to (i) designate officers and/or employees of the Company or any of its Affiliates to be recipients of Awards under the Plan, and (ii) to determine the number of such Awards to be received by any such Participants; provided, however, that such delegation of duties and responsibilities to an officer of the Company may not be made with respect to the grant of Awards to eligible participants (a) who are subject to Section 16(a) of the 1934 Act at the Grant Date, or (b) who as of the Grant Date are reasonably anticipated to be become Covered Employees during the term of the Award. The acts of such delegates shall be treated hereunder as acts of the Board and such delegates shall report regularly to the Board and the Compensation Committee regarding the delegated duties and responsibilities and any Awards so granted.

4.5. *Award Certificates.* Each Award shall be evidenced by an Award Certificate. Each Award Certificate shall include such provisions, not inconsistent with the Plan, as may be specified by the Committee.

ARTICLE 5
SHARES SUBJECT TO THE PLAN

5.1. *Number of Shares.* Subject to adjustment as provided in Sections 5.2 and Section 15.1, the aggregate number of Shares reserved and available for issuance pursuant to Awards granted under the Plan shall be 6,000,000. The maximum number of Shares that may be issued upon exercise of Incentive Stock Options granted under the Plan shall be 6,000,000.

5.2. *Share Counting.* Shares covered by an Award shall be subtracted from the Plan share reserve as of the date of grant, but shall be added back to the Plan share reserve in accordance with this Section 5.2.

(a) To the extent that an Award is canceled, terminates, expires, is forfeited or lapses for any reason, any unissued or forfeited Shares subject to the Award will again be available for issuance pursuant to Awards granted under the Plan.

(b) To the extent that an Award may be settled solely in cash, the Award will not reduce the number of Shares available for issuance under the Plan. In addition, to the extent than an Award initially may be settled in stock but ultimately is settled in cash, the Shares subject to such Award will again be available for issuance pursuant to Awards granted under the Plan.

(c) If outstanding Shares (including shares issued on the date of grant of a Restricted Stock Award) are tendered to the Company (by either actual delivery or by attestation), or are withheld from the Award, to satisfy the exercise price or tax liability resulting from an Award, such tendered or withheld Shares shall be deemed to have been delivered to the Participant for purposes of determining the maximum number of Shares available for delivery under the Plan (and such Shares shall not be added back to the available share pool under the Plan).

(d) The number of Shares deemed to have been delivered to a Participant upon exercise of a SAR for purposes of determining the maximum number of Shares available for delivery under the Plan shall be the greater of (i) the number of Shares covered by the SAR (excluding for this purpose any Shares covered by the SAR which are unissued or forfeited pursuant to Section 4.4(a), and (ii) the number of Shares actually delivered to the Participant upon exercise of the SAR.

(e) Substitute Awards granted pursuant to Section 14.9 of the Plan shall not count against the Shares otherwise available for issuance under the Plan under Section 5.1.

5.3. *Stock Distributed.* Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

5.4. *Limitation on Awards.* Notwithstanding any provision in the Plan to the contrary (but subject to adjustment as provided in Section 15.1):

(a) *Options.* The maximum aggregate number of Shares subject to Options granted under the Plan in any 12-month period to any one Participant shall be 6,000,000.

(b) *SARs.* The maximum number of Shares subject to Stock Appreciation Rights granted under the Plan in any 12-month period to any one Participant shall be 6,000,000.

(c) *Restricted Stock or Restricted Stock Units.* The maximum aggregate number of Shares underlying of Awards of Restricted Stock or Restricted Stock Units under the Plan in any 12-month period to any one Participant shall be 6,000,000.

(d) *Other Stock-Based Awards.* The maximum aggregate grant with respect to Other Stock-Based Awards under the Plan in any 12-month period to any one Participant shall be 6,000,000 Shares.

(e) *Cash-Based Awards.* The maximum aggregate amount that may be paid with respect to cash-based Awards under the Plan to any one Participant in any in any 12-month period to any one Participant shall be $10,000,000.

5.5. *Limitation on Three-year Average Annual "Burn Rate."* Notwithstanding any provision in the Plan to the contrary (but subject to adjustment as provided in Section 15.1), the number of Shares per year with respect to Awards granted under the Plan, as calculated as an average over any given three-year period that this Plan is in effect, shall not exceed 5% of the Shares outstanding as of the last day of such three-year period.

ARTICLE 6
ELIGIBILITY

6.1. *General.* Awards may be granted only to Eligible Participants. Incentive Stock Options may be granted to only to Eligible Participants who are employees of the Company or a Parent or Subsidiary as defined in Section 424(e) and (f) of the Code. Eligible Participants who are employees of an Affiliate may only be granted Options or SARs to the extent that the Affiliate is part of: (i) the Company's controlled group of corporations, or (ii) a trade or business under common control with the Company, as of the Grant Date, as determined within the meaning of Code

Section 414(b) or 414(c), and substituting for this purpose ownership of at least 50% (or 20% in the case of an Option or SAR granted to an employee of a joint venture partner based on "legitimate business criteria" within the meaning of Code Section 409A), of the Affiliate to determine the members of the controlled group of corporations and the entities under common control.

ARTICLE 7
STOCK OPTIONS

7.1. *General.* The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a) *Exercise Price.* The exercise price per Share under an Option shall be determined by the Committee, provided that the exercise price for any Option (other than an Option issued as a substitute Award pursuant to Section 14.9) shall not be less than the Fair Market Value as of the Grant Date.

(b) *Prohibition on Repricing.* Except as otherwise provided in Section 15.1, the exercise price of an Option may not be reduced, directly or indirectly by cancellation and regrant or otherwise, without the prior approval of the shareholders of the Company.

(c) *Time and Conditions of Exercise.* The Committee shall determine the time or times at which an Option may be exercised in whole or in part, subject to Section 7.1(e). The Committee shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised or vested.

(d) *Payment.* The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation, cash, Shares, or other property (including "cashless exercise" arrangements), and the methods by which Shares shall be delivered or deemed to be delivered to Participants.

(e) *Exercise Term.* Except for Nonstatutory Options granted to Participants outside the United States, no Option granted under the Plan shall be exercisable for more than ten years from the Grant Date.

(f) *No Deferral Feature.* No Option shall provide for any feature for the deferral of compensation other than the deferral of recognition of income until the later of the exercise or disposition of the Option, or the time the Stock acquired pursuant to the exercise of the Option first becomes substantially vested.

7.2. *Incentive Stock Options.* The terms of any Incentive Stock Options granted under the Plan must comply with the requirements of Section 422 of the Code. If all of the requirements of Section 422 of the Code are not met, the Option shall automatically become a Nonstatutory Stock Option.

ARTICLE 8
STOCK APPRECIATION RIGHTS

8.1. *Grant of Stock Appreciation Rights.* The Committee is authorized to grant Stock Appreciation Rights to Participants on the following terms and conditions:

(a) *Right to Payment.* Upon the exercise of a SAR, the Participant to whom it is granted has the right to receive, for each Share with respect to which the SAR is being exercised, the excess, if any, of:

(1) The Fair Market Value of one Share on the date of exercise; over

(2) The base price of the SAR as determined by the Committee, which shall not be less than the Fair Market Value of one Share on the Grant Date.

(b) *Prohibition on Repricing.* Except as otherwise provided in Section 15.1, the base price of a SAR may not be reduced, directly or indirectly by cancellation and regrant or otherwise, without the prior approval of the shareholders of the Company.

(c) *Exercise Term.* Except for SARs granted to Participants outside the United States, no SAR shall be exercisable for more than ten years from the Grant Date.

(d) *No Deferral Feature.* No SAR shall provide for any feature for the deferral of compensation other than the deferral of recognition of income until the later of the exercise of the SAR, or the time any Stock acquired pursuant to the exercise of the SAR first becomes substantially vested.

(e) *Other Terms.* All SARs shall be evidenced by an Award Certificate. Subject to the limitations of this Article 8, the terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any other terms and conditions of any SAR shall be determined by the Committee at the time of the grant of the Award and shall be reflected in the Award Certificate.

ARTICLE 9
RESTRICTED STOCK, RESTRICTED STOCK UNITS AND DEFERRED STOCK UNITS

9.1. *Grant of Restricted Stock, Restricted Stock Units and Deferred Stock Units.* The Committee is authorized to make Awards of Restricted Stock, Restricted Stock Units or Deferred Stock Units to Participants in such amounts and subject to such terms and conditions as may be selected by the Committee. An Award of Restricted Stock, Restricted Stock Units or Deferred Stock Units shall be evidenced by an Award Certificate setting forth the terms, conditions, and restrictions applicable to the Award.

9.2. *Issuance and Restrictions.* Restricted Stock, Restricted Stock Units or Deferred Stock Units shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, upon the satisfaction of performance goals or otherwise, as the Committee determines at the time of the grant of the Award or thereafter. Except as otherwise provided in an Award Certificate or any special Plan document governing an Award, the Participant shall have all of the rights of a shareholder with respect to the Restricted Stock, and the Participant shall have none of the rights of a stockholder with respect to Restricted Stock Units or Deferred Stock Units until such time as Shares of Stock are paid in settlement of the Restricted Stock Units or Deferred Stock Units. Unless otherwise provided in the applicable Award Certificate, Awards of Restricted Stock will be entitled to full dividend rights and any dividends paid thereon will be paid or distributed to the holder no later than the end of the calendar year in which the dividends are paid to shareholders or, if later, the 15th day of the third month following the date the dividends are paid to shareholders.

9.3. *Forfeiture.* Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of Continuous Status as a Participant during the applicable restriction period or upon failure to satisfy a performance goal during the applicable restriction period, Restricted Stock or Restricted Stock Units that are at that time subject to restrictions shall be forfeited.

9.4. *Delivery of Restricted Stock.* Shares of Restricted Stock shall be delivered to the Participant at the time of grant either by book-entry registration or by delivering to the Participant, or a custodian or escrow agent (including, without limitation, the Company or one or more of its employees) designated by the Committee, a stock certificate or certificates registered in the name of the Participant. If physical certificates representing shares of Restricted Stock are registered in the name of the Participant, such certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock.

ARTICLE 10
PERFORMANCE AWARDS

10.1. *Grant of Performance Awards.* The Committee is authorized to grant any Award under this Plan, including cash-based Awards, with performance-based vesting criteria, on such terms and conditions as may be selected by the Committee. The Committee shall have the complete discretion to determine the number of Performance Awards granted to each Participant, subject to Section 5.4, and to designate the provisions of such Performance Awards as provided in Section 4.3. All Performance Awards shall be evidenced by an Award Certificate or a written program established by the Committee, pursuant to which Performance Awards are awarded under the Plan under uniform terms, conditions and restrictions set forth in such written program.

10.2. *Performance Goals.* The Committee may establish performance goals for Performance Awards which may be based on any criteria selected by the Committee. Such performance goals may be described in terms of

Company-wide objectives or in terms of objectives that relate to the performance of the Participant, an Affiliate or a division, region, department or function within the Company or an Affiliate. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company or the manner in which the Company or an Affiliate conducts its business, or other events or circumstances render performance goals to be unsuitable, the Committee may modify such performance goals in whole or in part, as the Committee deems appropriate. If a Participant is promoted, demoted or transferred to a different business unit or function during a performance period, the Committee may determine that the performance goals or performance period are no longer appropriate and may (i) adjust, change or eliminate the performance goals or the applicable performance period as it deems appropriate to make such goals and period comparable to the initial goals and period, or (ii) make a cash payment to the participant in an amount determined by the Committee. The foregoing two sentences shall not apply with respect to a Performance Award that is intended to be a Qualified Performance-Based Award if the recipient of such award (a) was a Covered Employee on the date of the modification, adjustment, change or elimination of the performance goals or performance period, or (b) in the reasonable judgment of the Committee, may be a Covered Employee on the date the Performance Award is expected to be paid.

ARTICLE 11
QUALIFIED PERFORMANCE-BASED AWARDS

11.1. *Options and Stock Appreciation Rights*. The provisions of the Plan are intended to ensure that all Options and Stock Appreciation Rights granted hereunder to any Covered Employee shall qualify for the Section 162(m) Exemption.

11.2. *Other Awards*. When granting any other Award, the Committee may designate such Award as a Qualified Performance-Based Award, based upon a determination that the recipient is or may be a Covered Employee with respect to such Award, and the Committee wishes such Award to qualify for the Section 162(m) Exemption. If an Award is so designated, the Committee shall establish performance goals for such Award within the time period prescribed by Section 162(m) of the Code based on one or more of the following Qualified Business Criteria, which may be expressed in terms of Company-wide objectives or in terms of objectives that relate to the performance of an Affiliate or a division, region, department or function within the Company or an Affiliate:

- Revenue
- Sales
- Profit (net profit, gross profit, operating profit, economic profit, profit margins or other corporate profit measures)
- Earnings (EBIT, EBITDA, earnings per share, or other corporate earnings measures)
- Net income (before or after taxes, operating income or other income measures)
- Cash (cash flow, cash generation, working capital, or other cash measures)
- Stock price or performance
- Total stockholder return (stock price appreciation plus reinvested dividends)
- Return on equity
- Return on assets
- Return on investment
- Market share
- Improvements in capital structure
- Expenses (expense management, expense ratio, expense efficiency ratios or other expense measures)
- Business expansion or consolidation (acquisitions, divestitures, in-licensing, or product acquisitions)
- Market capitalization
- Clinical and regulatory milestones

- Corporate financing activities
- Supply, production, and manufacturing milestones
- Corporate partnerships or strategic alliances

Performance goals with respect to the foregoing Qualified Business Criteria may be specified in absolute terms, in percentages, or in terms of growth from period to period or growth rates over time, as well as measured relative to the performance of a group of comparator companies, or a published or special index, or a stock market index, that the Committee deems appropriate. Any member of a comparator group or an index that disappears during a measurement period shall be disregarded for the entire measurement period. Performance Goals need not be based upon an increase or positive result under a business criterion and could include, for example, the maintenance of the status quo or the limitation of economic losses (measured, in each case, by reference to a specific business criterion).

11.3. *Performance Goals*. Each Qualified Performance-Based Award (other than a market-priced Option or SAR) shall be earned, vested and payable (as applicable) only upon the achievement of performance goals established by the Committee based upon one or more of the Qualified Business Criteria, together with the satisfaction of any other conditions, such as continued employment, as the Committee may determine to be appropriate; provided, however, that the Committee may provide, either in connection with the grant thereof or by amendment thereafter, that achievement of such performance goals will be waived, in whole or in part, upon (i) the termination of employment of a Participant by reason of death, retirement or Disability, or (ii) the occurrence of a Change in Control. Performance periods established by the Committee for any such Qualified Performance-Based Award may be as short as three months and may be any longer period. In addition, the Committee has the right, in connection with the grant of a Qualified Performance-Based Award, to exercise negative discretion to determine that the portion of such Award actually earned, vested and/or payable (as applicable) shall be less than the portion that would be earned, vested and/or payable based solely upon application of the applicable performance goals.

11.4. *Inclusions and Exclusions from Performance Criteria*. The Committee may provide in any Qualified Performance-Based Award, at the time the performance goals are established, that any evaluation of performance shall exclude or otherwise objectively adjust for any of the following events that occurs during a performance period: (a) asset write-downs or impairment charges; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results; (d) accruals for reorganization and restructuring programs; (e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30; (f) extraordinary nonrecurring items as described in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to shareholders for the applicable year; (g) acquisitions or divestitures; and (h) foreign exchange gains and losses. To the extent such inclusions or exclusions affect Awards to Covered Employees, they shall be prescribed in a form that meets the requirements of Code Section 162(m) for deductibility.

11.5. *Certification of Performance Goals*. Any payment of a Qualified Performance-Based Award granted with performance goals pursuant to Section 11.3 above shall be conditioned on the written certification of the Committee in each case that the performance goals and any other material conditions were satisfied. Except as specifically provided in Section 11.3, no Qualified Performance-Based Award held by a Covered Employee or by an employee who in the reasonable judgment of the Committee may be a Covered Employee on the date of payment, may be amended, nor may the Committee exercise any discretionary authority it may otherwise have under the Plan with respect to a Qualified Performance-Based Award under the Plan, in any manner to waive the achievement of the applicable performance goal based on Qualified Business Criteria or to increase the amount payable pursuant thereto or the value thereof, or otherwise in a manner that would cause the Qualified Performance-Based Award to cease to qualify for the Section 162(m) Exemption.

11.6. *Award Limits*. Section 5.4 sets forth (i) the maximum number of Shares that may be granted in any one-year period to a Participant in designated forms of stock-based Awards, and (ii) the maximum aggregate dollar amount that may be paid with respect to cash-based Awards under the Plan to any one Participant in any fiscal year of the Company.

vesting restrictions on all or a portion of the outstanding Awards shall lapse, and/or that any performance-based criteria with respect to any Awards shall be deemed to be wholly or partially satisfied, in each case, as of such date as the Committee may, in its sole discretion, declare. The Committee may discriminate among Participants and among Awards granted to a Participant in exercising its discretion pursuant to this Section 14.7. Notwithstanding anything in the Plan, including this Section 14.7, the Committee may not accelerate the payment of any Award if such acceleration would violate Section 409A(a)(3) of the Code.

14.8. *Forfeiture Events.* The Committee may specify in an Award Certificate that the Participant's rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events shall include, but shall not be limited to, termination of employment for cause, violation of material Company or Affiliate policies, breach of noncompetition, confidentiality or other restrictive covenants that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company or any Affiliate.

14.9. *Substitute Awards.* The Committee may grant Awards under the Plan in substitution for stock and stock-based awards held by employees of another entity who become employees of the Company or an Affiliate as a result of a merger or consolidation of the former employing entity with the Company or an Affiliate or the acquisition by the Company or an Affiliate of property or stock of the former employing corporation. The Committee may direct that the substitute awards be granted on such terms and conditions as the Committee considers appropriate in the circumstances.

ARTICLE 15
CHANGES IN CAPITAL STRUCTURE

15.1. *Mandatory Adjustments.* In the event of a nonreciprocal transaction between the Company and its stockholders that causes the per-share value of the Stock to change (including, without limitation, any stock dividend, stock split, spin-off, rights offering, or large nonrecurring cash dividend), the authorization limits under Section 5.1 and 5.4 shall be adjusted proportionately, and the Committee shall make such adjustments to the Plan and Awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction. Action by the Committee may include: (i) adjustment of the number and kind of shares that may be delivered under the Plan; (ii) adjustment of the number and kind of shares subject to outstanding Awards; (iii) adjustment of the exercise price of outstanding Awards or the measure to be used to determine the amount of the benefit payable on an Award; and (iv) any other adjustments that the Committee determines to be equitable. Without limiting the foregoing, in the event of a subdivision of the outstanding Stock (stock-split), a declaration of a dividend payable in Shares, or a combination or consolidation of the outstanding Stock into a lesser number of Shares, the authorization limits under Section 5.1 and 5.4 shall automatically be adjusted proportionately, and the Shares then subject to each Award shall automatically, without the necessity for any additional action by the Committee, be adjusted proportionately without any change in the aggregate purchase price therefor.

15.2 *Discretionary Adjustments.* Upon the occurrence or in anticipation of any corporate event or transaction involving the Company (including, without limitation, any merger, reorganization, recapitalization, combination or exchange of shares, or any transaction described in Section 15.1), the Committee may, in its sole discretion, provide (i) that Awards will be settled in cash rather than Stock, (ii) that Awards will become immediately vested and exercisable and will expire after a designated period of time to the extent not then exercised, (iii) that Awards will be assumed by another party to a transaction or otherwise be equitably converted or substituted in connection with such transaction, (iv) that outstanding Awards may be settled by payment in cash or cash equivalents equal to the excess of the Fair Market Value of the underlying Stock, as of a specified date associated with the transaction, over the exercise price of the Award, (v) that performance targets and performance periods for Performance Awards will be modified, consistent with Code Section 162(m) where applicable, or (vi) any combination of the foregoing. The Committee's determination need not be uniform and may be different for different Participants whether or not such Participants are similarly situated.

15.3 *General.* Any discretionary adjustments made pursuant to this Article 15 shall be subject to the provisions of Section 16.2. To the extent that any adjustments made pursuant to this Article 15 cause Incentive Stock Options to cease to qualify as Incentive Stock Options, such Options shall be deemed to be Nonstatutory Stock Options.

- Corporate financing activities
- Supply, production, and manufacturing milestones
- Corporate partnerships or strategic alliances

Performance goals with respect to the foregoing Qualified Business Criteria may be specified in absolute terms, in percentages, or in terms of growth from period to period or growth rates over time, as well as measured relative to the performance of a group of comparator companies, or a published or special index, or a stock market index, that the Committee deems appropriate. Any member of a comparator group or an index that disappears during a measurement period shall be disregarded for the entire measurement period. Performance Goals need not be based upon an increase or positive result under a business criterion and could include, for example, the maintenance of the status quo or the limitation of economic losses (measured, in each case, by reference to a specific business criterion).

11.3. *Performance Goals.* Each Qualified Performance-Based Award (other than a market-priced Option or SAR) shall be earned, vested and payable (as applicable) only upon the achievement of performance goals established by the Committee based upon one or more of the Qualified Business Criteria, together with the satisfaction of any other conditions, such as continued employment, as the Committee may determine to be appropriate; provided, however, that the Committee may provide, either in connection with the grant thereof or by amendment thereafter, that achievement of such performance goals will be waived, in whole or in part, upon (i) the termination of employment of a Participant by reason of death, retirement or Disability, or (ii) the occurrence of a Change in Control. Performance periods established by the Committee for any such Qualified Performance-Based Award may be as short as three months and may be any longer period. In addition, the Committee has the right, in connection with the grant of a Qualified Performance-Based Award, to exercise negative discretion to determine that the portion of such Award actually earned, vested and/or payable (as applicable) shall be less than the portion that would be earned, vested and/or payable based solely upon application of the applicable performance goals.

11.4. *Inclusions and Exclusions from Performance Criteria.* The Committee may provide in any Qualified Performance-Based Award, at the time the performance goals are established, that any evaluation of performance shall exclude or otherwise objectively adjust for any of the following events that occurs during a performance period: (a) asset write-downs or impairment charges; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results; (d) accruals for reorganization and restructuring programs; (e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30; (f) extraordinary nonrecurring items as described in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to shareholders for the applicable year; (g) acquisitions or divestitures; and (h) foreign exchange gains and losses. To the extent such inclusions or exclusions affect Awards to Covered Employees, they shall be prescribed in a form that meets the requirements of Code Section 162(m) for deductibility.

11.5. *Certification of Performance Goals.* Any payment of a Qualified Performance-Based Award granted with performance goals pursuant to Section 11.3 above shall be conditioned on the written certification of the Committee in each case that the performance goals and any other material conditions were satisfied. Except as specifically provided in Section 11.3, no Qualified Performance-Based Award held by a Covered Employee or by an employee who in the reasonable judgment of the Committee may be a Covered Employee on the date of payment, may be amended, nor may the Committee exercise any discretionary authority it may otherwise have under the Plan with respect to a Qualified Performance-Based Award under the Plan, in any manner to waive the achievement of the applicable performance goal based on Qualified Business Criteria or to increase the amount payable pursuant thereto or the value thereof, or otherwise in a manner that would cause the Qualified Performance-Based Award to cease to qualify for the Section 162(m) Exemption.

11.6. *Award Limits.* Section 5.4 sets forth (i) the maximum number of Shares that may be granted in any one-year period to a Participant in designated forms of stock-based Awards, and (ii) the maximum aggregate dollar amount that may be paid with respect to cash-based Awards under the Plan to any one Participant in any fiscal year of the Company.

ARTICLE 12
DIVIDEND EQUIVALENTS

12.1. *Grant of Dividend Equivalents.* The Committee is authorized to grant Dividend Equivalents with respect to Full Value Awards granted hereunder, subject to such terms and conditions as may be selected by the Committee. Dividend Equivalents shall entitle the Participant to receive payments equal to dividends with respect to all or a portion of the number of Shares subject to a Full Value Award, as determined by the Committee. The Committee may provide that Dividend Equivalents be paid or distributed when accrued or be deemed to have been reinvested in additional Shares, or otherwise reinvested. Unless otherwise provided in the applicable Award Certificate, Dividend Equivalents will be paid or distributed no later than the 15th day of the 3rd month following the later of (i) the calendar year in which the corresponding dividends were paid to shareholders, or (ii) the first calendar year in which the Participant's right to such Dividends Equivalents is no longer subject to a substantial risk of forfeiture.

ARTICLE 13
STOCK OR OTHER STOCK-BASED AWARDS

13.1. *Grant of Stock or Other Stock-based Awards.* The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to Shares, as deemed by the Committee to be consistent with the purposes of the Plan, including without limitation Shares awarded purely as a "bonus" and not subject to any restrictions or conditions, convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, and Awards valued by reference to book value of Shares or the value of securities of or the performance of specified Parents or Subsidiaries. The Committee shall determine the terms and conditions of such Awards.

ARTICLE 14
PROVISIONS APPLICABLE TO AWARDS

14.1. *Term of Award.* The term of each Award shall be for the period as determined by the Committee, provided that in no event shall the term of any Option or a Stock Appreciation Right exceed a period of ten years from its Grant Date.

14.2. *Form of Payment for Awards.* At the discretion of the Committee, payment of Awards may be made in cash, Stock, a combination of cash and Stock, or any other form of property as the Committee shall determine. In addition, payment of Awards may include such terms, conditions, restrictions and/or limitations, if any, as the Committee deems appropriate, including, in the case of Awards paid in the form of Stock, restrictions on transfer and forfeiture provisions. Further, payment of Awards may be made in the form of a lump sum, or in installments, as determined by the Committee; provided, however, that no payment of Awards shall be made earlier than the first date that such payment may be made without causing the assessment of an additional tax under Section 409A of the Code.

14.3. *Limits on Transfer.* No right or interest of a Participant in any unexercised or restricted Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or an Affiliate, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or an Affiliate. No unexercised or restricted Award shall be assignable or transferable by a Participant other than by will or the laws of descent and distribution or, except in the case of an Incentive Stock Option, pursuant to a domestic relations order that would satisfy Section 414(p)(1)(A) of the Code if such Section applied to an Award under the Plan; provided, however, that the Committee may (but need not) permit other transfers (other than transfers for value) where the Committee concludes that such transferability (i) does not result in accelerated taxation, (ii) does not cause any Option intended to be an Incentive Stock Option to fail to be described in Code Section 422(b), and (iii) is otherwise appropriate and desirable, taking into account any factors deemed relevant, including without limitation, state or federal tax or securities laws applicable to transferable Awards.

14.4. *Beneficiaries.* Notwithstanding Section 14.3, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights under the Plan is subject to all terms and conditions of the Plan and any Award Certificate applicable to the Participant, except to the extent the Plan and Award Certificate otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If no beneficiary has been designated or survives the Participant, payment shall be made to the Participant's estate. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

14.5. *Stock Trading Restrictions.* All Stock issuable under the Plan is subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal or state securities laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Committee may place legends on any Stock certificate or issue instructions to the transfer agent to reference restrictions applicable to the Stock.

14.6. *Effect of a Change in Control.* The provisions of this Section 14.6 shall apply in the case of a Change in Control, unless otherwise provided in the Award Certificate or any special Plan document or separate agreement with a Participant governing an Award.

(a) *Awards Not Assumed or Substituted by Surviving Entity.* Upon the occurrence of a Change in Control, and except with respect to any Awards assumed by the Surviving Entity or otherwise equitably converted or substituted in connection with the Change in Control in a manner approved by the Committee or the Board: (i) outstanding Options, SARs, and other Awards in the nature of rights that may be exercised shall become fully exercisable, (ii) time-based vesting restrictions on outstanding Awards shall lapse, and (iii) the target payout opportunities attainable under outstanding performance-based Awards shall be deemed to have been fully earned as of the effective date of the Change in Control based upon (A) an assumed achievement of all relevant performance goals at the "target" level if the Change in Control occurs during the first half of the applicable performance period, or (B) the actual level of achievement of all relevant performance goals against target, if the Change in Control occurs during the second half of the applicable performance period, and, in either such case, subject to Section 17.3, there shall be prorata payout to Participants within thirty (30) days following the Change in Control (or, if later, the first date that such payment may be made without causing the assessment of an additional tax under Section 409A of the Code) based upon the length of time within the performance period that has elapsed prior to the Change in Control. Any Awards shall thereafter continue or lapse in accordance with the other provisions of the Plan and the Award Certificate. To the extent that this provision causes Incentive Stock Options to exceed the dollar limitation set forth in Code Section 422(d), the excess Options shall be deemed to be Nonstatutory Stock Options.

(b) *Awards Assumed or Substituted by Surviving Entity.* With respect to Awards assumed by the Surviving Entity or otherwise equitably converted or substituted in connection with a Change in Control: if within two years after the effective date of the Change in Control, a Participant's employment is terminated without Cause or the Participant resigns for Good Reason, then (i) all of that Participant's outstanding Options, SARs and other Awards in the nature of rights that may be exercised shall become fully exercisable, (ii) all time-based vesting restrictions on the his or her outstanding Awards shall lapse, and (iii) the target payout opportunities attainable under all outstanding of that Participant's performance-based Awards shall be deemed to have been fully earned as of the date of termination based upon (A) an assumed achievement of all relevant performance goals at the "target" level if the date of termination occurs during the first half of the applicable performance period, or (B) the actual level of achievement of all relevant performance goals against target, if the date of termination occurs during the second half of the applicable performance period, and, in either such case, there shall be prorata payout to such Participant within thirty (30) days following the date of termination of employment (or, if later, the first date that such payment may be made without causing the assessment of an additional tax under Section 409A of the Code) based upon the length of time within the performance period that has elapsed prior to the date of termination of employment. With regard to each Award, a Participant shall not be considered to have resigned for Good Reason unless either (i) the Award Certificate includes such provision or (ii) the Participant is party to an employment, severance or similar agreement with the Company or an Affiliate that includes provisions in which the Participant is permitted to resign for Good Reason. Any Awards shall thereafter continue or lapse in accordance with the other provisions of the Plan and the Award Certificate. To the extent that this provision causes Incentive Stock Options to exceed the dollar limitation set forth in Code Section 422(d), the excess Options shall be deemed to be Nonstatutory Stock Options.

14.7. *Acceleration for Any Reason.* Regardless of whether an event has occurred as described in Section 14.6 above, and subject to Article 11 as to Qualified Performance-Based Awards, the Committee may in its sole discretion at any time determine that all or a portion of a Participant's Options, SARs, and other Awards in the nature of rights that may be exercised shall become fully or partially exercisable, that all or a part of the time-based vesting restrictions on all or a portion of the outstanding Awards shall lapse, and/or that any performance-based criteria with respect to any Awards shall be deemed to be wholly or partially satisfied, in each case, as of such date as the Committee may, in its sole discretion, declare. The Committee may discriminate among Participants and among Awards granted to a Participant in exercising its discretion pursuant to this Section 14.7. Notwithstanding anything in the Plan, including this Section 14.7, the Committee may not accelerate the payment of any Award if such acceleration would violate Section 409A(a)(3) of the Code.

14.8. *Forfeiture Events.* The Committee may specify in an Award Certificate that the Participant's rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events shall include, but shall not be limited to, termination of employment for cause, violation of material Company or Affiliate policies, breach of noncompetition, confidentiality or other restrictive covenants that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company or any Affiliate.

14.9. *Substitute Awards.* The Committee may grant Awards under the Plan in substitution for stock and stock-based awards held by employees of another entity who become employees of the Company or an Affiliate as a result of a merger or consolidation of the former employing entity with the Company or an Affiliate or the acquisition by the Company or an Affiliate of property or stock of the former employing corporation. The Committee may direct that the substitute awards be granted on such terms and conditions as the Committee considers appropriate in the circumstances.

ARTICLE 15
CHANGES IN CAPITAL STRUCTURE

15.1. *Mandatory Adjustments.* In the event of a nonreciprocal transaction between the Company and its stockholders that causes the per-share value of the Stock to change (including, without limitation, any stock dividend, stock split, spin-off, rights offering, or large nonrecurring cash dividend), the authorization limits under Section 5.1 and 5.4 shall be adjusted proportionately, and the Committee shall make such adjustments to the Plan and Awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction. Action by the Committee may include: (i) adjustment of the number and kind of shares that may be delivered under the Plan; (ii) adjustment of the number and kind of shares subject to outstanding Awards; (iii) adjustment of the exercise price of outstanding Awards or the measure to be used to determine the amount of the benefit payable on an Award; and (iv) any other adjustments that the Committee determines to be equitable. Without limiting the foregoing, in the event of a subdivision of the outstanding Stock (stock-split), a declaration of a dividend payable in Shares, or a combination or consolidation of the outstanding Stock into a lesser number of Shares, the authorization limits under Section 5.1 and 5.4 shall automatically be adjusted proportionately, and the Shares then subject to each Award shall automatically, without the necessity for any additional action by the Committee, be adjusted proportionately without any change in the aggregate purchase price therefor.

15.2 *Discretionary Adjustments.* Upon the occurrence or in anticipation of any corporate event or transaction involving the Company (including, without limitation, any merger, reorganization, recapitalization, combination or exchange of shares, or any transaction described in Section 15.1), the Committee may, in its sole discretion, provide (i) that Awards will be settled in cash rather than Stock, (ii) that Awards will become immediately vested and exercisable and will expire after a designated period of time to the extent not then exercised, (iii) that Awards will be assumed by another party to a transaction or otherwise be equitably converted or substituted in connection with such transaction, (iv) that outstanding Awards may be settled by payment in cash or cash equivalents equal to the excess of the Fair Market Value of the underlying Stock, as of a specified date associated with the transaction, over the exercise price of the Award, (v) that performance targets and performance periods for Performance Awards will be modified, consistent with Code Section 162(m) where applicable, or (vi) any combination of the foregoing. The Committee's determination need not be uniform and may be different for different Participants whether or not such Participants are similarly situated.

15.3 *General.* Any discretionary adjustments made pursuant to this Article 15 shall be subject to the provisions of Section 16.2. To the extent that any adjustments made pursuant to this Article 15 cause Incentive Stock Options to cease to qualify as Incentive Stock Options, such Options shall be deemed to be Nonstatutory Stock Options.

ARTICLE 16
AMENDMENT, MODIFICATION AND TERMINATION

16.1. *Amendment, Modification and Termination.* The Board or the Committee may, at any time and from time to time, amend, modify or terminate the Plan without stockholder approval; provided, however, that if an amendment to the Plan would, in the reasonable opinion of the Board or the Committee, either (i) materially increase the number of Shares available under the Plan, (ii) expand the types of awards under the Plan, (iii) materially expand the class of participants eligible to participate in the Plan, (iv) materially extend the term of the Plan, or (v) otherwise constitute a material change requiring stockholder approval under applicable laws, policies or regulations or the applicable listing or other requirements of an Exchange, then such amendment shall be subject to stockholder approval; and provided, further, that the Board or Committee may condition any other amendment or modification on the approval of stockholders of the Company for any reason, including by reason of such approval being necessary or deemed advisable (i) to comply with the listing or other requirements of an Exchange, or (ii) to satisfy any other tax, securities or other applicable laws, policies or regulations.

16.2. *Awards Previously Granted.* At any time and from time to time, the Committee may amend, modify or terminate any outstanding Award without approval of the Participant; provided, however:

(a) Subject to the terms of the applicable Award Certificate, such amendment, modification or termination shall not, without the Participant's consent, reduce or diminish the value of such Award determined as if the Award had been exercised, vested, cashed in or otherwise settled on the date of such amendment or termination (with the per-share value of an Option or SAR for this purpose being calculated as the excess, if any, of the Fair Market Value as of the date of such amendment or termination over the exercise or base price of such Award);

(b) The original term of an Option or SAR may not be extended without the prior approval of the stockholders of the Company;

(c) Except as otherwise provided in Section 15.1, the exercise price of an Option or SAR may not be reduced, directly or indirectly, without the prior approval of the stockholders of the Company; and

(d) No termination, amendment, or modification of the Plan shall adversely affect any Award previously granted under the Plan, without the written consent of the Participant affected thereby. An outstanding Award shall not be deemed to be "adversely affected" by a Plan amendment if such amendment would not reduce or diminish the value of such Award determined as if the Award had been exercised, vested, cashed in or otherwise settled on the date of such amendment (with the per-share value of an Option or SAR for this purpose being calculated as the excess, if any, of the Fair Market Value as of the date of such amendment over the exercise or base price of such Award).

16.3. *Compliance Amendments.* Notwithstanding anything in the Plan or in any Award Certificate to the contrary, the Board may amend the Plan or an Award Certificate, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of conforming the Plan or Award Certificate to any present or future law relating to plans of this or similar nature (including, but not limited to, Section 409A of the Code), and to the administrative regulations and rulings promulgated thereunder. By accepting an Award under this Plan, a Participant agrees to any amendment made pursuant to this Section 16.3 to any Award granted under the Plan without further consideration or action.

ARTICLE 17
GENERAL PROVISIONS

17.1. *Rights of Participants.*

(a) No Participant or any Eligible Participant shall have any claim to be granted any Award under the Plan. Neither the Company, its Affiliates nor the Committee is obligated to treat Participants or Eligible Participants uniformly, and determinations made under the Plan may be made by the Committee selectively among Eligible Participants who receive, or are eligible to receive, Awards (whether or not such Eligible Participants are similarly situated).

(b) Nothing in the Plan, any Award Certificate or any other document or statement made with respect to the Plan, shall interfere with or limit in any way the right of the Company or any Affiliate to terminate any

Participant's employment or status as an officer, or any Participant's service as a director, at any time, nor confer upon any Participant any right to continue as an employee, officer, consultant or director of the Company or any Affiliate, whether for the duration of a Participant's Award or otherwise.

(c) Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company or any Affiliate and, accordingly, subject to Article 16, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Committee without giving rise to any liability on the part of the Company or an of its Affiliates.

(d) No Award gives a Participant any of the rights of a shareholder of the Company unless and until Shares are in fact issued to such person in connection with such Award.

17.2. *Withholding.* The Company or any Affiliate shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes (including the Participant's FICA obligation) required by law to be withheld with respect to any exercise, lapse of restriction or other taxable event arising as a result of the Plan. With respect to withholding required upon any taxable event under the Plan, the Committee may, at the time the Award is granted or thereafter, require or permit that any such withholding requirement be satisfied, in whole or in part, by withholding from the Award Shares having a Fair Market Value on the date of withholding equal to the minimum amount (and not any greater amount) required to be withheld for tax purposes, all in accordance with such procedures as the Committee establishes. All such elections shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

17.3. *Special Provisions Related to Section 409A of the Code.*

(a) Notwithstanding anything in the Plan or in any Award Certificate to the contrary, to the extent that any amount or benefit that would constitute "deferred compensation" for purposes of Section 409A of the Code would otherwise be payable or distributable under the Plan or any Award Certificate by reason the occurrence of a Change in Control or the Participant's Disability or separation from service, such amount or benefit will not be payable or distributable to the Participant by reason of such circumstance unless (i) the circumstances giving rise to such Change in Control, Disability or separation from service meet the description or definition of "change in control event," "disability" or "separation from service," as the case may be, in Section 409A of the Code and applicable proposed or final regulations, or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A of the Code by reason of the short-term deferral exemption or otherwise. In addition, the payment or distribution of any amount or benefit by reason of a "separation from service" to any person who is a "specified employee" (as defined in Code Section 409A) shall be delayed for such period of time, if any, as may be required to avoid a an additional tax under Code Section 409A. This Section 17.3 does not prohibit the vesting of any Award or the vesting of any right to eventual payment or distribution of any amount or benefit under the Plan or any Award Certificate.

(b) Notwithstanding anything in the Plan or in any Award Certificate to the contrary, to the extent necessary to avoid the application of Section 409A of the Code, (i) the Committee may not amend an outstanding Option, SAR or similar Award to extend the time to exercise such Award beyond the later of the 15th day of the third month following the date at which, or December 31 of the calendar year in which, the Award would otherwise have expired if the Award had not been extended, based on the terms of the Award at the original Grant Date (the "Safe Harbor Extension Period"), and (ii) any purported extension of the exercise period of an outstanding Award beyond the Safe Harbor Extension Period shall be deemed to be an amendment to the last day of the Safe Harbor Extension Period and no later.

17.4. *Unfunded Status of Awards.* The Plan is intended to be an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Certificate shall give the Participant any rights that are greater than those of a general creditor of the Company or any Affiliate. This Plan is not intended to be subject to ERISA.

17.5. *Relationship to Other Benefits.* No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or benefit plan of the Company or any Affiliate unless provided otherwise in such other plan.

17.6. *Expenses.* The expenses of administering the Plan shall be borne by the Company and its Affiliates.

17.7. *Titles and Headings.* The titles and headings of the Sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

17.8. *Gender and Number.* Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

17.9. *Fractional Shares.* No fractional Shares shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding up or down.

17.10. *Government and Other Regulations.*

(a) Notwithstanding any other provision of the Plan, no Participant who acquires Shares pursuant to the Plan may, during any period of time that such Participant is an affiliate of the Company (within the meaning of the rules and regulations of the Securities and Exchange Commission under the 1933 Act), sell such Shares, unless such offer and sale is made (i) pursuant to an effective registration statement under the 1933 Act, which is current and includes the Shares to be sold, or (ii) pursuant to an appropriate exemption from the registration requirement of the 1933 Act, such as that set forth in Rule 144 promulgated under the 1933 Act.

(b) Notwithstanding any other provision of the Plan, if at any time the Committee shall determine that the registration, listing or qualification of the Shares covered by an Award upon any Exchange or under any foreign, federal, state or local law or practice, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the granting of such Award or the purchase or receipt of Shares thereunder, no Shares may be purchased, delivered or received pursuant to such Award unless and until such registration, listing, qualification, consent or approval shall have been effected or obtained free of any condition not acceptable to the Committee. Any Participant receiving or purchasing Shares pursuant to an Award shall make such representations and agreements and furnish such information as the Committee may request to assure compliance with the foregoing or any other applicable legal requirements. The Company shall not be required to issue or deliver any certificate or certificates for Shares under the Plan prior to the Committee's determination that all related requirements have been fulfilled. The Company shall in no event be obligated to register any securities pursuant to the 1933 Act or applicable state or foreign law or to take any other action in order to cause the issuance and delivery of such certificates to comply with any such law, regulation or requirement.

17.11. *Governing Law.* To the extent not governed by federal law, the Plan and all Award Certificates shall be construed in accordance with and governed by the laws of the State of Delaware.

17.12. *Additional Provisions.* Each Award Certificate may contain such other terms and conditions as the Committee may determine; provided that such other terms and conditions are not inconsistent with the provisions of the Plan.

17.13. *No Limitations on Rights of Company.* The grant of any Award shall not in any way affect the right or power of the Company to make adjustments, reclassification or changes in its capital or business structure or to merge, consolidate, dissolve, liquidate, sell or transfer all or any part of its business or assets. The Plan shall not restrict the authority of the Company, for proper corporate purposes, to draft or assume awards, other than under the Plan, to or with respect to any person. If the Committee so directs, the Company may issue or transfer Shares to an Affiliate, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Affiliate will transfer such Shares to a Participant in accordance with the terms of an Award granted to such Participant and specified by the Committee pursuant to the provisions of the Plan.

17.14. *Indemnification.* Each person who is or shall have been a member of the Committee, or of the Board, or an officer of the Company to whom authority was delegated in accordance with Article 4 shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf, unless such loss, cost, liability, or expense is a result of his or her own willful misconduct or except as expressly provided by statute. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's charter or bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

The foregoing is hereby acknowledged as being the Keryx Biopharmaceuticals, Inc. Corporation 2007 Incentive Plan as adopted by the Board on ______________, 2007 and by the shareholders on ____________, 2007.

KERYX BIOPHARMACEUTICALS, INC.

By: ________________________________

Its: ________________________________

END